3/12

07021721

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Adidas Salomon

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FILE NO. 82- 04278

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 3/14/06

Rule 12g3-2(b) File No. 082-04278

adidas Salomon

GROUP

ANNUAL REPORT 2006

ARS
12-31-06


SETTING THE PACE

Net Sales € in millions


2002 6,523
2003 6,267
2004[1] 5,860
2005[1] 6,636
2006[2] 10,084

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Net Income Attributable to Shareholders € in millions


2002 229
2003 260
2004 314
2005 383
2006[1] 483

1) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Financial Highlights (IFRS)

	2006[1]	2005[2]	Change
Operating Highlights (€ in millions)			
Net sales	**10,084**	6,636	52.0%
Operating profit	**881**	707	24.5%
Net income attributable to shareholders[3]	**483**	383	26.1%
Key Ratios (%)			
Gross margin	**44.6**	48.2	(3.6pp)
Operating expenses as a percentage of net sales	**36.7**	38.2	(1.5pp)
Operating margin	**8.7**	10.7	(1.9pp)
Effective tax rate	**31.4**	33.7	(2.3pp)
Net income attributable to shareholders[3] as a percentage of net sales	**4.8**	5.8	(1.0pp)
Operating working capital as a percentage of net sales[4]	**25.8**	26.0	(0.2pp)
Equity ratio	**33.8**	46.7	(12.9pp)
Financial leverage	**78.9**	(20.5)	99.4pp
Balance Sheet and Cash Flow Data (€ in millions)			
Total assets	**8,379**	5,750	45.7%
Inventories	**1,607**	1,230	30.7%
Receivables and other current assets	**1,913**	1,551	25.2%
Working capital	**1,733**	2,644	(34.4%)
Net cash (net borrowings)	**(2,231)**	551	(505.1%)
Shareholders' equity	**2,828**	2,684	5.4%
Capital expenditure	**277**	211	31.3%
Net cash provided by operating activities[4]	**762**	352	116.3%
Per Share of Common Stock[5] (€)			
Basic earnings[3]	**2.37**	2.05	15.9%
Diluted earnings[3]	**2.25**	1.93	16.6%
Operating cash flow[4]	**3.74**	1.88	98.8%
Dividend	**0.42**[6]	0.325	29.2%
Share price at end of period	**37.73**	40.00	(5.7%)
Other (at end of period)			
Number of employees	**26,376**	15,935	65.5%
Number of shares outstanding[5]	**203,536,860**	203,047,020	0.2%
Average number of shares[5]	**203,386,104**	186,947,832	8.8%

Rounding differences may arise in percentages and totals.
1) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.
2) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005 unless otherwise stated.
3) Includes income from continuing and discontinued operations.
4) Includes discontinued operations.
5) Figures adjusted for 1:4 share split conducted on June 6, 2006.
6) Subject to Annual General Meeting approval.

adidas

» adidas is a key player in the sporting goods market with leadership positions in footwear, apparel and hardware. adidas products offer technological innovation and cutting-edge designs to athletes of all skill levels who aspire to achieve peak performance. The adidas brand is structured in three divisions: Sport Performance, Sport Heritage and Sport Style.

adidas € in millions

	2006	2005	Change
Sales	**6,626**	5,861	13.1%
Gross profit	**3,059**	2,654	15.3%
Gross margin	**46.2%**	45.3%	0.9pp
Operating profit	**788**	693	13.6%
Operating margin	**11.9%**	11.8%	0.1pp
Employees	**14,906**	12,395	20.3%

Rounding differences may arise in percentages and totals.

Reebok

» Reebok is a leading worldwide designer, developer and marketer of sports, fitness and casual footwear, apparel and hardware products that combine the attributes of athletic performance and style. Reebok's mission is to always challenge and lead through creativity. Its position is to celebrate individuality in sport and life. The Reebok segment comprises three brand units: Reebok, Reebok-CCM Hockey and Rockport.

Reebok[1] € in millions

	2006	2005	Change
Sales	**2,473**	2,718[2]	(9.0%)
Gross profit[3]	**865**	–	–
Gross margin[3]	**35.0%**	–	–
Operating profit[3]	**86**	–	–
Operating margin[3]	**3.5%**	–	–
Employees	**7,545**	–	–

Rounding differences may arise in percentages and totals.
1) Only includes eleven months of the twelve-month period.
2) Not consolidated within the adidas Group. Reebok prior year results are based on US-GAAP not IFRS.
3) Including effects from purchase price allocation.

TaylorMade

» TaylorMade-adidas Golf offers a full range of golf hardware, footwear, apparel and accessories. It is market leader in the metalwoods category. TaylorMade-adidas Golf markets products under the brand names TaylorMade, adidas Golf and Maxfli.

TaylorMade-adidas Golf € in millions

	2006	2005	Change
Sales[1]	**856**	709	20.8%
Gross profit[1]	**376**	312	20.5%
Gross margin[1]	**43.9%**	44.0%	(0.1pp)
Operating profit[1]	**73**	50	44.1%
Operating margin[1]	**8.5%**	7.1%	1.4pp
Employees	**1,368**	1,282	6.7%

Rounding differences may arise in percentages and totals.
1) 2006 figures include Greg Norman apparel business from February 1 to November 30. Excluding Greg Norman wholesale business from December 1, 2006.

TARGETS 2006	RESULTS 2006	TARGETS 2007
» Deliver double-digit currency-neutral sales growth (high-single-digit growth for the Group excl. Reebok)	» Group sales reach € 10.1 billion; currency-neutral growth of 53% (14% excluding Reebok)	» Mid-single-digit currency-neutral sales growth
» Bring major new concepts, technology evolutions and revolutions to market	» Major 2006 product launches: › adidas: +F50 TUNIT football boot, adidas_1 basketball shoe, Adilibria women's apparel collection, integrated training system by adidas and Polar › Reebok: Trinity KFS running shoe, Rbk 9k Pump Skate › TaylorMade-adidas Golf: r7® irons, TaylorMade® Tour Preferred® (TP) golf balls	» Bring major new concepts, technology evolutions and revolutions to market
» Grow currency-neutral sales at adidas and TaylorMade-adidas Golf in all regions	» Currency-neutral sales increase 14% at adidas and 22% at TaylorMade-adidas Golf, currency-neutral sales grow in all regions	» Currency-neutral sales to grow at all brands and for all regions
» Gross margin range 44 – 46% (47 – 48% excl. Reebok)	» Gross margin: 44.6% (47.8% excl. Reebok)	» Gross margin range 45 – 47%
» Operating margin around 9% (10 – 10.5% excl. Reebok)	» Operating margin: 8.7% (10.5% excl. Reebok)	» Operating margin around 9%
» Continue to optimize working capital management	» Operating working capital as a percentage of net sales reduced by 0.2pp to 25.8% (excluding Reebok reduced by 2.5pp to 23.5%)	» Reduce operating working capital as a percentage of net sales to below 25%
» Capital expenditure range € 300 million – € 350 million (excluding extraordinary investments related to Reebok)	» Capital expenditure: € 277 million (excluding extraordinary investments related to Reebok)	» Capital expenditure range € 300 million – € 400 million
» Reduce debt after financing of Reebok acquisition	» Net borrowings reduced to € 2.231 billion; year-end financial leverage: 78.9%	» Reduce year-end net borrowings to below € 2 billion
» Deliver double-digit net income growth versus 2005 level of € 383 million	» Highest ever net income attributable to shareholders at € 483 million (+26%)	» Net income to grow double-digit, approaching 15%
» Further increase shareholder value	» Dividend increase of 29% proposed; adidas AG share price underperforms DAX-30 and MSCI World Textiles, Apparel and Luxury Goods Index	» Further increase shareholder value

SETTING THE PACE


sport has been a great learning place.
if you want to achieve ... you can.
Haile Gebrselassie. A living legend. A hero for a whole generation of runners. With irresistible finishing power. Four times World Champion and two times Olympic Champion in the 10,000 meters. Still pushing towards new goals. This time: the Marathon World Record.



HAILE GEBRSELASSIE
MID- AND LONG-DISTANCE RUNNER 082-04278
FASTEST MARATHON TIMES IN
THE WORLD IN 2005 AND 2006



PEYTON MANNING
QUARTERBACK, A[illegible]
2007 SUPER BOWL CHAMPION AND
MOST VALUABLE PLAYER


i've never taken
for granted what
we've had, not
for a single game,
not one single
practice.
Peyton Manning. The best quarterback on the field today. Tough training. Constant improvement. Never stands still. Always seizing new opportunities. Reading the field. And then throwing the decisive pass for a touchdown.


i always think
under par.
you have to believe in
yourself.
Sergio Garcia. Youngest player ever to compete in the Ryder Cup. Passion drives his shots. Precision his putts. Concentration is what powers his game. Confidence is a key to his success.



» SERGIO GARCIA
GOLFER Rule 12g3-2(b) File No. 082-04278
MEMBER OF EUROPE'S WINNING
RYDER CUP TEAM 2006


21

» KEVIN GARNETT
POWER FORWARD, BASKETBALL
10-TIME NBA ALL-STAR

Rule 12g3-2(b) File No. 082-04278


Kevin Garnett. Born with a ball.
Extremely agile. Aggressive in defense.
With an amazing affinity for the hoop.
One of the most outstanding all-round
players the game has ever seen.
Giving all he's got. And more.
i feel like if you're
going to commit
yourself,
commit yourself
wholeheartedly –
1000%.


when people
step up and run
competitive times
it brings the whole
level up. athletes just
bring greatness out
of each other.
Allyson Felix. Olympic Silver. Then World Champion. And just getting started. Driven by competition. Getting better every day. And not about to stop.



Rule 12g3-2(b) File No. 082-04278

Rule 12g3-2(b) File No. 082-04278

Interview with the CEO



2006 was a truly exciting year for the adidas Group. With the acquisition of Reebok, the Group broke through the € 10 billion sales mark for the first time. During the year, the adidas brand captured the world's attention with its dominant presence at the 2006 FIFA World Cup™. Significant progress was made at fully integrating the Reebok brands and organization. The Group continued to improve operational efficiency and financial strength and delivered 26% earnings growth. In the following interview, Herbert Hainer, adidas Group Chairman and CEO, reviews 2006, and discusses the Group's strategic and financial outlook.

Herbert, 2006 was a big year for the Group. What were the stand-out moments and events of the year?

2006 was without a doubt the most exciting year in my tenure as CEO of the adidas Group. We chose the name "setting the pace" for this annual report, because that's exactly what I believe we did in 2006 – and by the way what I challenge my Group to keep doing every day.

In February, we welcomed Reebok into the adidas family, adding a powerful new dimension to our Group. Integration and change management quickly became two of our highest day-to-day priorities. Although there are still many challenges, we made important strides in putting the right people and processes in place to ensure we maximize the long-term opportunities this milestone acquisition presents. While all this was going on, adidas reigned supreme at the 2006 FIFA World Cup™ during the summer taking product, communication and execution to new levels. And let's not forget TaylorMade-adidas Golf, which also delivered industry-leading top-line results and gained market share in several categories. Financially, too, the year was a record one with sales surpassing € 10 billion for the first time and net earnings growing an outstanding 26%, which would have been even higher excluding negative accounting impacts from the first-time inclusion of Reebok.

The 2006 World Cup left a huge impression with millions of people around the globe. What was its impact on the Group?

In every respect, this World Cup was a tremendous success – for fans, for Germany, and for adidas. We clearly scored with consumers, breaking sales records for footballs, boots and national team replica products. There were more players in the tournament wearing adidas footwear than any other brand. And our brand communication made a step change, with spectacular onsite advertising. Independent research confirmed that adidas was the hands-down winner in brand recognition among the 15 official partners, and our major competitors. All of this meant that we were able to extend our market-leading position in the world's favorite sports category, growing football sales by more than 30% to over € 1.2 billion.

And the success reverberated throughout our organization. Our sales momentum continued, and in some regions even accelerated, well after the event. I am really proud of these results, and they serve as an inspiration and a reminder to all of us of what we can achieve with the proper focus, dedication and hard work. We have raised the bar at managing these types of events, and we will lift our game to achieve new heights with the UEFA EURO 2008™, 2008 Beijing Olympics and the FIFA World Cup 2010™ all on the horizon.

Your multi-brand approach is unique to the industry. What advantages do you see from this strategy and what role does Reebok play in driving its success?

A multi-brand strategy is not a new concept for the adidas Group. We have more experience than anyone else in the sporting goods industry when it comes to utilizing different brands to attack different market segments. And now with the Reebok acquisition, we have taken this strategy to the next level. We know that there is also a limit to how far a single brand can be stretched in a particular product category, segment or demographic. Brand management is our core competency and we believe that with a small number of top-notch brands, we can mean more to more consumers. And in the long term, this is what market leadership is all about.

Within our Group, adidas is recognized as the altruistic, premium performance brand with a strong emphasis on team sports. Reebok will be positioned within our portfolio to appeal to consumers who define sport outside traditional convention, prioritizing comfort and fit and celebrating individuality in sport and life. Reebok will be our brand that focuses on breaking the barrier of combining sport and lifestyle, with extensive crossover collections that utilize the brand's unique positioning with both women and American sports. And TaylorMade-adidas Golf will continue to dictate the pace of innovation in the golf industry with the power of the TaylorMade and Maxfli brands in golf equipment complemented by the strength of adidas Golf in soft goods.

There is a lot of attention being focused on Reebok's current trading. What are you doing to reinvigorate the brand?

My vision for Reebok is simple and no different than my vision for our other brands: make the brand desirable, with a clear focus on performance. Reinvigorating the Reebok brand will not be an overnight process and it will take several seasons before we really have the brand firing on all cylinders. There are short-term challenges which are compounded by difficult conditions in Reebok's core markets. These and negative accounting impacts were the reason why Reebok was not earnings accretive in the first year, despite the underlying profitability of the business. We have told you that we will make investments to address these issues and to provide additional support to strengthen the brand over the coming quarters.

Rule 12g3-2(b) File No. 082-04278

Our first big product initiatives will hit the market in the second half of 2007. Here our focus will be on running, women's and apparel. We are launching two new marketing campaigns, "Run Easy" and "Best On | Best Off", and will leverage our strong portfolio of partnership assets such as NFL, MLB, Peyton Manning, Thierry Henry and Scarlett Johansson to deliver the Reebok proposition to the consumer. At the same time, we are also refining our distribution strategy at Reebok to ensure we are where it matters most to our consumers. By broadening our presence in all major retail formats, particularly in sporting goods and better department stores, we will reduce the brand's historic dependence on specific customers and channels to provide a more balanced and flexible distribution base. We will also create new excitement with Reebok-CCM Hockey and Rockport. These two tremendous businesses are performing well and by leveraging the capabilities of the entire adidas Group, we will open up new avenues and opportunities for growth.

You once again delivered significant growth in North America in 2006. What are your expectations for 2007 and beyond?

In North America, both adidas and TaylorMade-adidas Golf delivered excellent double-digit growth for the second year in a row. Reebok had a more difficult time with lower consumer appetite for classics product, and intensified competition in the family footwear segment where the brand has been traditionally over-represented. During the second half of 2006, the market environment became more difficult and less transparent. And it's clear that in 2007 market conditions will be more challenging for all of our brands in the region. Nevertheless, I am confident our Group has the tools in place to be successful in this important market. We have worked hard in recent years to broaden our product offering and enlarge our distribution base, and we have clear potential to significantly improve the position of all our brands. Growing our business profitably is our guiding principle in this market. At adidas, although our backlog development is negative in footwear, we are seeing positive sell-through at the retail level, particularly in running, which leaves us confident we will grow sales again in 2007. Reebok meanwhile should benefit from new product and campaign initiatives in the second half of 2007.

What about TaylorMade-adidas Golf? What are the opportunities and challenges for this business segment in 2007?

Our innovative strengths in this segment have allowed us to grow and increase market share in an otherwise challenging space. 2007 will be an exciting year for the golf industry, with several new technologies from many market players. And I'm very confident that TaylorMade-adidas Golf will again be at the forefront when it comes to bringing stimulating, technologically advanced product to the consumer. Look at our two new drivers, the r7® SuperQuad and the Burner® driver, which have been the two most played new clubs among professionals on the PGA Tour since we launched them in January. To fully capitalize on the momentum, we've also introduced a major marketing campaign supporting these product launches. We are not only scoring in the critical metalwoods category, but also expect to generate strong growth with our golf balls as well as our apparel and footwear offering. We are gaining market share in many categories and I am fully convinced that our team at TaylorMade-adidas Golf will deliver € 1 billion in sales in 2010.

Over the last year, you announced several new retail initiatives. Why are you placing so much emphasis on this area of your business?

The most successful companies are those that operate close to the market. But, for us, close is not enough. We want to be closest. At adidas, our own-retail activities are setting the pace in providing the best consumer experience, with creative new formats and interactive fitting technologies. But it is important to remember that 85% of our product is presented to the consumer through our extensive distribution and retail partner base. Going forward, a clear priority is collaborating even more with our partners to enhance every point-of-sale experience. We want to get closer to the consumer in these channels, but also to open up new opportunities and help increase the efficiency and profitability of our retail partners. We are definitely leading the industry here. Whether it be shop-in-shop initiatives, for example with JJB in the UK and Dick's Sporting Goods in the USA, or partnership agreements like those we have with INTERSPORT in Europe, our goal is to increase our impact at retail.

And we won't stop there. In order to be closest to every consumer, we will raise the game of our entire organization. In particular, through our "World Class Supply Chain" initiative, we will enhance our supply chain capabilities. We will focus on speed, agility and connectivity. This includes building capabilities to share sell-through data from our customers directly with our suppliers. Our efforts will make us more demand-driven and increase our retail and consumer focus. In the end, when consumers enter a store – whether it be our own stores, our retail partners, or online shopping – they should always be able to find the product they want in the color they want and the size they need.

Rule 12g3-2(b) File No. 082-04278

How do you see 2007 shaping up from a financial point of view?

In 2007, I am confident we will build on the successes of 2006 and make further important strides towards achieving our goals. Despite less favorable retail conditions in North America and a more selective approach to distribution in key European markets, robust growth in emerging markets will drive a mid-single-digit top-line increase for the year. Gross margin will expand strongly as a result of improvements at all brands, the realization of synergies and the absence of negative accounting effects. We will invest a major portion of these gains to strengthen our organization, accelerate brand building at Reebok and continue own-retail expansion. Through the growth of our underlying business and disciplined balance sheet management, we will grow earnings at a rate approaching 15%.

Looking further out, what are the biggest opportunities you intend to seize going forward?

I am excited by the challenges but most importantly the opportunities for our Group in the next three to five years. There is a clear momentum building at all brands that will become more visible in the second half of 2007 and beyond. As an industry leader in the emerging markets, we have a solid platform to exploit the vast growth potential these markets have to offer. Our sponsorship of the 2008 Beijing Olympics will be just one example of how we will take these markets by storm. The Reebok revitalization will gain momentum with each new season of improved product, brand communication and distribution. We will achieve our integration targets of € 500 million in revenue and € 175 million in cost synergies by 2009. The Group is moving in the right direction and I am confident we can deliver on our medium-term guidance. But this is just the start, as far as I am concerned. With all our brands at the top of their game, we will be a formidable force in shaping the future of our industry.

Thank you for this interview, Herbert.

Rule 12g3-2(b) File No. 082-04278

Executive Board

Our Executive Board is comprised of four members who reflect the diversity and international character of our Group. Each Board member is responsible for at least one major business unit within the Group.



Herbert Hainer
was born in Dingolfing, Germany, in 1954. Following his business studies, Herbert Hainer spent eight years with Procter & Gamble in various sales and marketing positions. He joined adidas Germany in 1987 and has held numerous management positions within the Group, including Managing Director Germany and Senior Vice President for Sales and Logistics in Europe, Africa and the Middle East. Herbert Hainer joined the Executive Board in 1997 and became CEO and Chairman of the Executive Board of adidas AG[1] in 2001. He is married, has one daughter and lives in Herzogenaurach.

Herbert Hainer is also:
» Deputy Chairman of the Supervisory Board, FC Bayern München AG, Munich, Germany
» Member of the Supervisory Board, Engelhorn KGaA, Mannheim, Germany
» Member of the Supervisory Board, Allianz Deutschland AG, Munich, Germany (since October 20, 2006)



Glenn Bennett
was born in New Hampshire, USA, in 1963. With a degree in computer science, he began his professional career with Reebok International Ltd. in 1983, where he worked for ten years in various operations and product functions of which the latest was Director of Footwear Development. In 1993, Glenn Bennett joined adidas AG and moved to Portland, Oregon. There, he began working as the Head of Worldwide Footwear Development and was promoted to Senior Vice President of Footwear Operations a few months later. In 1997, Glenn Bennett was appointed to the Executive Board where he assumed responsibility for all Footwear, Apparel and Accessories & Gear Operations activities shortly thereafter. Glenn Bennett is married and lives in Portland, Oregon.

Robin J. Stalker
was born in Palmerston North, New Zealand, in 1958. In 1982, following his degree in business studies, he began his professional career and qualified as a Chartered Accountant. He worked for Arthur Young in New Zealand and London and subsequently held financial and controlling positions in the entertainment industry, including United International Pictures and Warner Bros. International as well as working as an independent consultant. Robin J. Stalker joined adidas AG in 1996. Since February 2000, he has been Chief Financial Officer of adidas AG[1] and was appointed to the Executive Board, responsible for Finance, in 2001. In 2005, he assumed additional responsibility as Labor Director. Robin J. Stalker is married and lives near Herzogenaurach.



Erich Stamminger
was born in Rosenberg, Germany, in 1957. After obtaining a degree in business studies, he started his career at GfK, a German consumer research institute. In 1983, Erich Stamminger joined adidas Germany. He served in numerous marketing positions before becoming Managing Director for Germany and later Europe and Asia/Pacific. In 1997, he was appointed to the Executive Board. In 2000, he was appointed Head of Global Marketing. In 2004, he was named President and CEO of adidas North America, while maintaining his position as Head of Global Marketing. In 2006, he was named President and CEO of the adidas brand. Erich Stamminger is married and lives in Nuremberg.



1) adidas-Salomon AG from December 19, 1997 to May 28, 2006

Supervisory Board Report

Dear Shareholders,

2006 was another very important year for the adidas Group. The acquisition of Reebok International Ltd. (USA) brought together two of the most respected and well-known companies in the global sporting goods industry. This helped the Group to expand both its product portfolio and its geographic reach, achieve a more balanced sales profile and extend research and development competencies. The success achieved in 2006 represents a challenge as well as a motivation to continue implementing the Group's strategic goals going forward.

Cooperation between Supervisory and Executive Boards

In the year under review, we, as the Supervisory Board, carefully and regularly monitored the Group's management and advised the Executive Board on matters relating to the strategic development of the Group as well as major individual activities. To this end, the Executive Board informed us regularly, extensively and in a timely manner at the Supervisory Board meetings as well as by verbal and written reports. This information covered the Group's corporate policy, business and financial position, profitability, and business planning, including finance, investment and personnel planning as well as all major decisions and transactions. We were involved in all decisions of fundamental importance at an early stage. We held four Supervisory Board meetings in 2006. The attendance rate at these meetings was 100% with the exception of one meeting, which one Supervisory Board member was unable to attend due to urgent business commitments elsewhere. In addition, we passed additional resolutions on urgent matters by way of circular vote. The external auditor KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (KPMG) attended all meetings. Furthermore, as Chairman of the Supervisory Board, I also maintained regular contact with the Executive Board. We exchanged information and opinions, between the Supervisory Board meetings, and I was kept thoroughly informed about the current business situation and major business transactions.

Main Topics Covered and Examined by the Supervisory Board

The positive development of sales and earnings as well as the financial position of the Group and the development of the individual segments was presented in detail by the Executive Board and subsequently discussed at all meetings. Furthermore, items on the agenda included numerous specific topics which were discussed with the Executive Board. At the Supervisory Board meeting on March 1, 2006, we reviewed the adidas AG annual financial statements, the consolidated financial statements and the respective management reports for the year ending December 31, 2005, as certified by the auditor, and the proposal put forward by the Executive Board regarding the appropriation of retained earnings. Additionally, we discussed the resolutions to be proposed to the 2006 Annual General Meeting, in particular the share split in a ratio of 1:4 and the change of the company name from adidas-Salomon AG to adidas AG. Further, the Executive Board reported to us on the current status of the Reebok integration as well as on various capital increase measures planned at several subsidiaries in connection with the financing of the Reebok acquisition, which we resolved upon following an in-depth discussion.

At our meeting on May 10, 2006, we dealt with the first quarter 2006 financial results as presented by the Executive Board. In addition, the Executive Board provided us with detailed information on the continuing progress and results achieved in the expeditious integration of Reebok into the adidas Group.

At our Supervisory Board Meeting on August 8, 2006, our discussions focused on the half year financial report and the anticipated development of business for the remainder of 2006. We also discussed in detail the strategic and financial aspects of the planned divestiture of the Greg Norman Collection wholesale business. In order to follow the project in a focused manner, we established an ad hoc "Greg Norman" Supervisory Board committee, comprising an equal number of representatives of the shareholders and the employees, to which we transferred powers of authorization with respect to the potential divestiture within a predefined negotiating framework. A further agenda item of this meeting was information concerning the appointment of KPMG as auditor of the financial statements of adidas AG and the consolidated financial statements for 2006 as well as a review of the audit points and priorities agreed between the Audit Committee and KPMG.

Rule 12g3-2(b) File No. 082-04278

The main focus of our Supervisory Board meeting on November 8, 2006 was a review of the Executive Board report with regard to business development in the first nine months as well as approval of the budget and investment plan for 2007. The Executive Board presented the plan with detailed documentation supporting continued achievement of sustained growth at all brands. We indicated our agreement with the budget and investment plan. At the same time, we asked the Executive Board to again consider the inclusion of additional investment in the Reebok brand for advertising, product development and growth initiatives in 2007, which we believe is critical from a medium- and long-term planning point of view. After the Executive Board decided to implement a corresponding catalog of measures for 2007, the Supervisory Board approved the budget and investment plan.

Report from the Committees

In the year under review, the Supervisory Board had four standing committees and one ad hoc committee which prepared Supervisory Board resolutions and other extensive topics to be dealt with by the Supervisory Board as a whole. In a few individual cases, as far as permissible by law, we delegated decision-making powers to these committees. The composition of the individual committees and the respective responsibilities are described in the Supervisory Board overview (see Supervisory Board, p. 23).

» The Steering Committee, which is authorized to pass resolutions on behalf of the Supervisory Board in special urgent cases, met once in the year under review and resolved upon various capital measures to be undertaken by January 31, 2006 in the context of the acquisition of Reebok International Ltd. (USA).

» The General Committee met four times in the year under review. The subject of the resolutions passed at the meetings and by means of circular vote included the structure and amount of Executive Board compensation, the dissolution and conclusion of consultancy agreements with Supervisory Board members and the transfer of the adidas AG pension obligations towards Executive Board members to an external pension fund.

» The Audit Committee met three times in the year under review. The members discussed in detail the financial statements of adidas AG and the consolidated financial statements for 2005 and dealt intensively with the half year and nine months results. A further matter for the Audit Committee was the thorough preparation of the Supervisory Board proposal concerning the appointment of the auditor to be presented to the Annual General Meeting. In 2006, the Audit Committee also spent considerable time on the preparation of the opening balance sheet of Reebok and the change-over of the individual balance sheets, previously prepared in accordance with US-GAAP, to International Financial Reporting Standards (IFRS) as well as the required adjustments in this context. Furthermore, the members reviewed in detail the scope and intensity of the audits of Group companies as well as the priority focal points for the audits. At each of the Audit Committee meetings, the Executive Board informed committee members in detail regarding the current status of the integration of the Reebok segment. The external auditor attended all three Audit Committee meetings and reported to the committee members in detail on its auditing activities and results.

» The ad hoc "Greg Norman" Committee, to which the Supervisory Board had delegated powers of formal authorization following approval in principle of the project "Divestiture of the Greg Norman Collection Wholesale Business", dealt with the financial and strategic aspects of the divestiture. The committee approved the divestiture on October 19, 2006.

» The Mediation Committee again had no reason to meet in the year under review.

The chairmen of the committees always reported to us in detail about the committees' work and meetings, ensuring complete exchange of information and good cooperation between the committees and the Supervisory Board as a whole.

Declaration of Compliance Underpins Good Corporate Governance

We report on corporate governance at adidas AG together with the Executive Board in the Corporate Governance report in the annual report. On February 16, 2007, the Executive Board and the Supervisory Board presented an updated Declaration of Compliance in accordance with § 161 AktG (German Stock Corporation Act), which was made permanently available to the shareholders of adidas AG on the corporate website on the same day.

Detailed Examination and Discussion of the 2006 Financial Statements and Consolidated Financial Statements

KPMG audited the 2006 financial statements and management report of adidas AG prepared in accordance with the requirements of the German Commercial Code (HGB) and issued an unqualified opinion thereon. The auditor also approved without qualification the consolidated financial statements prepared in accordance with § 315a HGB in compliance with IFRS and supplemented by a Group Management Report.

The financial statements, the proposal put forward by the Executive Board regarding the appropriation of retained earnings and the auditor's reports were submitted to the Audit Committee and the Supervisory Board in a timely manner. They were examined in detail first by the Audit Committee and subsequently at our annual financial statements meeting on March 6, 2007 and were discussed in the presence of the auditor who reported on the material results of the audit and was available for questions and the provision of supplementary information. Having examined the financial statements of adidas AG, the consolidated financial statements and the management reports, we came to the conclusion that there were no objections to be raised. We therefore approved the results of the audit, following the recommendation of the Audit Committee, and adopted the financial statements prepared by the Executive Board at our financial statements meeting. The financial statements of adidas AG were thus established. Further, we examined and approved the Executive Board's proposal regarding the appropriation of retained earnings.

Explanations pursuant to § 289 section 4 and § 315 section 4 HGB

At our meeting on March 6, 2007, we also dealt with the compulsory disclosures pursuant to § 289 section 4 and § 315 section 4 of the German Commercial Code (HGB) as well as the reporting in this regard. We refer to the related explanations in the adidas AG management report and in the Group Management Report (see Reporting Pursuant to § 315 Section 2 No. 4 and Section 4 HGB, p. 114). We have examined these disclosures and explanations, which in our opinion are complete, and have internalized them accordingly.

adidas Group Well Positioned for the Future

2006 was an exciting year for the adidas Group in which important, forward-looking strategic decisions were made. All financial targets were achieved. Despite the short-term challenges relating to the Reebok brand, we are confident that the Group is well positioned for continuing success.

We appreciate the tremendous personal dedication, the performance and the ongoing commitment of the Executive Board, the Management Boards of the Group companies, the Works Council and all adidas Group employees. We thank all of them for their contributions.

For the Supervisory Board

Henri Filho
Chairman of the Supervisory Board

March 2007

Rule 12g3-2(b) File No. 082-04278

Supervisory Board



Standing Committees of the Supervisory Board

Steering Committee
Henri Filho (Chairman)
Dr. Hans Friderichs
Fritz Kammerer

General Committee
Henri Filho (Chairman)
Dr. Hans Friderichs
Fritz Kammerer
Klaus Weiß

Audit Committee
Dr. Hans Friderichs (Chairman)
Henri Filho
Hans Ruprecht
Klaus Weiß

Mediation Committee pursuant to § 27 section 3 Co-Determination Act (MitbestG)
Henri Filho
Dr. Hans Friderichs
Fritz Kammerer
Roland Nosko

Other Committees of the Supervisory Board

"Greg Norman" Committee
Henri Filho (Chairman)
Dr. Hans Friderichs
Roland Nosko
Hans Ruprecht

Henri Filho
Chairman
French, born in 1931
Management Consultant

- Deputy Chairman of the Supervisory Board, Groupe Vendôme Rome S.A., Paris, France[1]

Dr. Hans Friderichs
Deputy Chairman
German, born in 1931
Management Consultant

- Chairman of the Supervisory Board, allit AG Kunststofftechnik, Bad Kreuznach, Germany
- Chairman of the Supervisory Board, Goldman Sachs Investment Management GmbH, Frankfurt am Main, Germany (until October 15, 2006)
- Chairman of the Supervisory Board, Leica Camera AG, Solms, Germany (until July 6, 2006)
- Chairman of the Supervisory Board, Racke Weinkeller GmbH & Cie. KGaA, Mainz, Germany
- Chairman of the Supervisory Board, Racke-Dujardin GmbH & Co. KG, Bingen, Germany (until December 19, 2006)[1]
- Member of the Advisory Board, BRASILINVEST Group, São Paulo, Brazil[1]

Fritz Kammerer[2]
Deputy Chairman
German, born in 1945
Chairman of the Central Works Council, adidas AG

1) Not relevant for determining the maximum number of Supervisory Board mandates pursuant to § 100 section 2 sentence 1 no. 1 AktG (German Stock Corporation Act)
2) Employee representative

Rule 12g3-2(b) File No. 082-04278



Sabine Bauer[2]
German, born in 1963
Team Leader Quality Service Systems, Global Operations, adidas AG

Dr. iur. Manfred Gentz
German, born in 1942
Chairman of the Administrative Board, Zurich Financial Services S.A., Zurich, Switzerland

- Member of the Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany
- Member of the Supervisory Board, DWS Investment GmbH, Frankfurt am Main, Germany
- Chairman of the Supervisory Board, Eurohypo AG, Eschborn, Germany (until March 31, 2006)
- Chairman of the Administrative Board, Zurich Financial Services S.A., Zurich, Switzerland[1]

Igor Landau
French, born in 1944
Former Chief Executive Officer of Aventis S.A.

- Member of the Supervisory Board, Allianz AG, Munich, Germany
- Member of the Supervisory Board, Dresdner Bank AG, Frankfurt am Main, Germany (until December 6, 2006)
- Member of the Board of Directors, Sanofi-Aventis S.A., Paris, France[1]
- Member of the Board of Directors, Essilor International S.A., Charenton-le-Pont, France (until May 12, 2006)[1]
- Member of the Board of Directors, HSBC France S.A., Paris, France[1]

Roland Nosko[2]
German, born in 1958
Trade Union Official, IG BCE Trade Union, Headquarter Nuremberg, Germany

- Member of the Supervisory Board, BP Gelsenkirchen GmbH, Gelsenkirchen, Germany
- Member of the Supervisory Board, CeramTec AG, Plochingen, Germany

1) Not relevant for determining the maximum number of Supervisory Board mandates pursuant to § 100 section 2 sentence 1 no. 1 AktG (German Stock Corporation Act)
2) Employee representative

Rule 12g3-2(b) File No. 082-04278



Hans Ruprecht[2]
German, born in 1954
Sales Director Customer Service, Area Central, adidas AG



Willi Schwerdtle
German, born in 1953
General Manager, Procter & Gamble Holding GmbH, Schwalbach/Taunus, Germany



Heidi Thaler-Veh[2]
German, born in 1962
Member of the Central Works Council, adidas AG



Christian Tourres
French, born in 1938
Former Member of the Executive Board of adidas AG

- Member of the Board of Directors, Beleta Worldwide Ltd., Guernsey, Channel Islands (since September 18, 2006)[1]
- Member of the Board of Directors, Digital Picture Station Limited, Hong Kong, China (since October 2006)[1]



Klaus Weiß[2]
German, born in 1958
Trade Union Official, IG BCE Trade Union, Headquarter Hanover, Germany

- Member of the Supervisory Board, Wohnungsbaugesellschaft mbH Glück Auf Brambauer, Lünen, Germany[1]

Corporate Governance Report

We are committed to the principles of good corporate governance and continually strive to strengthen and sustain the trust that investors, business partners, employees and the public have placed in us. Accordingly, our Executive and Supervisory Boards regularly evaluate current national and international standards in responsible, transparent and efficient company management with the objective of enhancing corporate governance at the adidas Group and creating sustainable value. Important corporate governance activities in 2006 focused on the implementation of our Code of Conduct, the examination of the updated German Corporate Governance Code as well as on our successful efforts to increase Annual General Meeting attendance.

Dual Board System: Executive and Supervisory Boards

As required by the German Stock Corporation Act (Aktiengesetz – AktG), adidas AG has a dual board system which assigns management functions to the Executive Board and control functions to the Supervisory Board. These two boards are strictly separated in terms of membership and competencies. Our Executive Board is currently composed of four members (see Executive Board, p. 18). Our 12-member Supervisory Board comprises an equal number of shareholder and employee representatives in accordance with the German Co-Determination Act (Mitbestimmungsgesetz – MitbestG) (see Supervisory Board, p. 23).

Efficiency through Supervisory Board Committees

In order to perform its tasks in a most efficient manner, our Supervisory Board has formed expert committees, whose chairmen report to the entire Supervisory Board on a regular basis.

» The Steering Committee, which consists of the Supervisory Board Chairman and his two deputies, discusses major issues, prepares resolutions and is authorized in special urgent cases to take resolutions in lieu of the Supervisory Board.

» The co-determined General Committee with four members is responsible in particular for the preparation of Supervisory Board resolutions regarding the appointment of Executive Board members. Further, the General Committee decides on the content of the related employment agreements as well as the structure and level of Executive Board compensation.

» The co-determined Audit Committee, which comprises four members, deals primarily with accounting and risk management issues. It also assesses and monitors the auditor's independence. It determines audit priorities, discusses the quarterly results and prepares Supervisory Board resolutions regarding the annual financial statements and the consolidated financial statements as well as the agreement with the auditor.

» The four-member Mediation Committee, formed in accordance with § 27 section 3 of the German Co-Determination Act, is responsible for submitting a proposal to the Supervisory Board regarding the appointment or dismissal of Executive Board members if the two-thirds Supervisory Board majority required for an appointment or dismissal is not achieved.

» In addition, the co-determined "Greg Norman" Committee was established ad hoc in 2006 with four members. The Supervisory Board delegated the authority to grant approval and pass resolutions relating to the sale of the Greg Norman Collection wholesale business to this committee.

For a summary of the activities of the Supervisory Board and its committees in 2006, see Supervisory Board Report, p. 20. For an overview of the individual Supervisory Board and committee members, see Supervisory Board, p. 23.

Close Cooperation between Executive and Supervisory Boards

Our Executive and Supervisory Boards cooperate closely with each other and on a basis of mutual trust in the best interest of the adidas Group. Our Executive Board develops the Group's strategic orientation, and then coordinates it with the Supervisory Board and ensures its implementation. The Executive Board informs the Supervisory Board frequently, expeditiously and comprehensively on the Group's strategy, planning, business development and risk management. In particular, the Chairmen of our Executive and Supervisory Boards maintain frequent contact. For certain business transactions and measures, the Executive Board must obtain the Supervisory Board's prior consent. This includes, for example, engaging in or giving up major fields of activity, the acquisition or disposal of substantial corporate holdings and the approval of the budget, including the capital expenditure and financial plan. For particularly urgent matters, the Supervisory Board may also resolve on issues by way of a written circular vote. The Rules of Procedure of the Executive Board and Supervisory Board can be viewed online at www.adidas-Group.com.

Rule 12g3-2(b) File No. 082-04278

Code of Conduct Implemented

Integrity is one of the core values of the adidas Group. Accordingly, all employees are expected to act with fairness and responsibility as well as in compliance with the laws and regulations while carrying out their tasks. In order to maintain good corporate governance, we therefore adopted a Code of Conduct as part of our internal Global Policy Manual in October 2006. The Code of Conduct defines binding rules for all employees with respect to legally compliant and ethical behavior towards other employees, business partners and third parties, for handling information (in particular insider information) as well as for dealing with financial matters. The Compliance Program of adidas AG is regularly updated and ensures that complaints and potential breaches of the Code of Conduct are dealt with independently and objectively.

Noticeable Increase in Annual General Meeting Attendance

We are committed to ensuring that our shareholders have the opportunity to exercise the basic rights they are entitled to by law at the Annual General Meeting. The very diverse and international nature of adidas AG's shareholder structure combined with a 100% free float (see Our Share, p. 34) represents a challenge and requires special measures. We therefore welcomed the 2006 introduction of a record date in Germany, which is already standard practice internationally. Accordingly, we amended our 2006 Annual General Meeting invitation to the extent that the applicable record date for registration and verification of shareholders for attending the Annual General Meeting is set at 21 days prior to the Annual General Meeting. It is therefore no longer necessary for shareholders to deposit shares to participate in the Annual General Meeting and exercise their voting rights. Additionally, we conduct a proxy solicitation prior to the Annual General Meeting to ensure that our shareholders are directly contacted and informed on the exact deadlines, registration requirements and possibilities for exercising their voting rights. Further, we offer all shareholders who register for the Annual General Meeting the possibility to have their voting rights represented by proxies appointed by adidas AG. This service can be requested in writing or via the Internet until the end of the general debate. There is also comprehensive information in two languages available on our website at www.adidas-Group.com/agm, including a live webcast of the Annual General Meeting. At the Annual General Meeting on May 11, 2006, our efforts were rewarded with an attendance rate of over 39%, which has encouraged us to again utilize these measures for our next Annual General Meeting, which will take place on May 10, 2007 in Fürth (Bavaria), Germany.

Transparency Strengthens Trust

Active and open internal and external communication is a prerequisite for strengthening stakeholder trust in the adidas Group. In accordance with the principles of fair disclosure, we make new important information available to institutional investors, private shareholders, financial analysts, employees and the public in a prompt and comprehensive manner. An important communication medium for this purpose is our website www.adidas-Group.com. With our financial reports, analyst and press conferences, ad hoc and press releases as well as Annual General Meeting information, all interested parties have the possibility to form an up-to-date and authentic opinion about our Group. A financial calendar with all important events can be found on our website as well as in our Quarterly and Annual Reports (see Financial Calendar 2007, Outside Back Cover).

Information on Directors' Dealings and Share Ownership

According to § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG), Executive and Supervisory Board members, other key executives as well as persons in close relationship with them are required to disclose the purchase or sale of adidas AG shares or related financial instruments (Directors' Dealings). In 2006, we received and published seven Directors' Dealings notifications relating to adidas AG shares (ISIN DE0005003404) at www.adidas-Group.com/directors_dealings. In 2006, we received no notification from our Executive and Supervisory Board members relating to their ownership of adidas AG shares or financial instruments pursuant to Article 6.6 of the German Corporate Governance Code. Further, we received no notification in 2006 according to which the share ownership of individual Executive and Supervisory Board members reached, exceeded or fell below the applicable notification thresholds provided in the German Securities Trading Act.

Directors' Dealings in 2006

Date / Place	Name	Position	Type of transaction	Number of items	Price in €[1]	Transaction volume in €
April 12, 2006 Frankfurt/Main	Christian Tourres	Supervisory Board member	Sale	700	170.017	119,011.90
May 15, 2006 Frankfurt/Main	Christian Tourres	Supervisory Board member	Purchase	20,000	163.82	3,276,400.00
May 18, 2006 Frankfurt/Main	Christian Tourres	Supervisory Board member	Purchase	10,000	158.00	1,580,000.00
May 18, 2006 Frankfurt/Main	Christian Tourres	Supervisory Board member	Purchase	10,000	157.75	1,577,500.00
June 14, 2006 Frankfurt/Main	Herbert Hainer	Executive Board member	Purchase	847	35.68	30,220.96
June 14, 2006 Frankfurt/Main	Herbert Hainer	Executive Board member	Purchase	500	35.65	17,825.00
June 14, 2006 Frankfurt/Main	Herbert Hainer	Executive Board member	Purchase	1,453	35.67	51,828.51

1) The wide differential in transaction prices between May and June is due to the share split in a ratio of 1:4, which became effective on June 6, 2006.

Rule 12g3-2(b) File No. 082-04278

Compliance with German Corporate Governance Code

Our Executive and Supervisory Boards were regularly informed on the latest developments in corporate governance and the current aspects of good company management by our Corporate Governance Officer. After in-depth discussion of relevant matters, the Executive and Supervisory Boards issued an updated Declaration of Compliance in accordance with § 161 of the German Stock Corporation Act on February 16, 2007, according to which we comply with all new recommendations introduced by the Government Commission in 2006. We also comply with the majority of the Code's non-binding suggestions. A summary of the current Declaration of Compliance is provided here, the full text version is available on our website at www.adidas-Group.com/corporate_governance together with all past Declarations of Compliance.

adidas AG has been and will continue to be in compliance with all recommendations of the German Corporate Governance Code dated June 12, 2006, with the following exceptions:

» The D&O liability insurance for our Executive and Supervisory Board members does not include a deductible as this is not common practice outside Germany. Furthermore, we believe that it is not appropriate for our Group's insurance policy, which covers a large number of high-level executives in Germany and abroad, to differentiate between Executive and Supervisory Board members and other executives.

» The structure and level of the Executive Board compensation is reviewed and determined by the Supervisory Board's General Committee instead of the entire Supervisory Board. The General Committee informs the Supervisory Board as a whole on the respective results. This system has proven successful over time.

» Stock options granted to the Executive Board within the scope of the Management Share Option Plan (MSOP) do not provide a possibility of a retroactive limitation (cap) for extraordinary, unforeseen developments as all stock options were granted before this Corporate Governance Code recommendation was introduced in May 2003. However, should we decide to initiate a new stock option plan in the future, we will comply with this recommendation.

» Supervisory Board members are not subject to an age limit as we believe that this would unnecessarily narrow the rights of our shareholders and employees to elect their representatives to the Supervisory Board.

» Supervisory Board compensation does not include a variable component linked to the Group's performance. We believe this is essential to ensure the independent supervision required. Furthermore, there is no additional compensation for membership in Supervisory Board committees. We are, however, planning a new compensation structure, which will incorporate the recommendations of the German Corporate Governance Code.

» Ownership of adidas AG shares or related financial instruments by Executive and Supervisory Board members is reported if it reaches, exceeds or falls below the applicable notification thresholds provided in the German Securities Trading Act and if adidas AG is notified of this fact. Since German legislation has achieved increased transparency through the revision of § 21 and § 25 of the German Securities Trading Act, we also regard these thresholds as appropriate and sufficient for adidas AG.

More Information about Corporate Governance

All documents related to corporate governance at adidas AG are available on our website at www.adidas-Group.com/corporate_governance.

Compensation Report

In our Compensation Report, we summarize the principles relevant for determining the compensation of our Executive Board and outline the structure and level of Executive and Supervisory Board compensation.

Disclosure Complies with Legal Requirements
This report is based on the recommendations of the German Corporate Governance Code. In accordance with the requirements of German commercial law and the Act on the Disclosure of Executive Board Compensation (VorstOG), this report contains information that is an integral part of the Notes pursuant to §314 German Commercial Code (HGB) and of the Management Report pursuant to §315 HGB (see Reporting Pursuant to §315 Section 2 No. 4 and Section 4 HGB, p. 114). For this reason, an additional description is not made in the Notes and Management Report.

Executive Board Total Compensation € in thousands

	2006	2005
Non-performance-related component	**2,976**	2,998
Performance-related components (Performance Bonus + LTIP Bonus)	**5,837**	5,780
Share-based component (MSOP)	**603**	2,652
Total	**9,416**	**11,430**

Executive Board Compensation in 2006

Compensation Determined by General Committee
In accordance with its Rules of Procedure, our Supervisory Board has assigned matters relating to the structure and adequacy of the level of Executive Board compensation to its co-determined General Committee (see Supervisory Board Report, p. 20).

Three Components of Compensation
In 2006, the total compensation of the members of our Executive Board amounted to €9.416 million. The structure of our Executive Board's compensation is based on our Group's size and global orientation as well as our financial and economic position. Criteria for determining adequacy of Executive Board compensation include the responsibilities and contributions of each Executive Board member, his individual performance as well as the performance of the entire Executive Board. Compensation is comprised of (i) a non-performance-related component, (ii) a performance-related component, and (iii) a share-based component:

» The non-performance-related component includes a fixed annual salary and fringe benefits. These benefits comprise essentially the use of a company car, the payment of insurance premiums, and, in exceptional cases, a tax equalization amount paid to level different tax rates in the USA and Germany. Our Executive Board members receive no additional compensation for mandates held within the adidas Group.

» The performance-related component, which comprises the largest portion of Executive Board compensation, consists of a Performance Bonus as well as a bonus paid on the basis of the Long-Term Incentive Plan. Both bonus systems are designed to provide a direct incentive for our Executive Board members to achieve defined targets and to support sustainable value-oriented management.

› The amount of the Performance Bonus is linked to the fixed annual salary and depends on the individual performance of the respective Executive Board member as well as on the Group's results. The Performance Bonus is payable at the end of each year upon determination of target achievement.

› The Long-Term Incentive Plan 2006/2008 (LTIP Bonus 2006/2008) is the second component of Executive Board variable compensation. Its payout depends upon the attainment of certain cumulative earnings improvements (basis: income before taxes – IBT) during the three-year period from 2006 to 2008. If targets are met, payment is due following the adoption of the consolidated financial statements for the period ending December 31, 2008.

» The share-based component is comprised of compensation through the Management Share Option Plan (MSOP), which is calculated on the basis of a performance discount consisting of an absolute and a relative performance component. Option rights, which were issued in several tranches under the share option plan adopted by the 1999 Annual General Meeting, are exercisable over a period of five years following a two-year vesting period, provided that at least one of the two performance targets, i.e. absolute performance and relative performance, has been attained (see Note 33, p. 178). Executive Board members were last granted options under the Management Share Option Plan (MSOP) in August 2002. No new share option plan has been proposed to the Annual General Meeting.

Executive Board Members' Total Compensation in 2006 € in thousands

	Non-performance-related component		Performance-related component		Share-based component (MSOP)	**Total**
	Fixed salary	Fringe benefits	Performance Bonus	LTIP Bonus 2006/2008		
Herbert Hainer (Chairman of the Executive Board)	1,120	23	1,500	800	343	**3,786**
Glenn Bennett	468	214[1]	637	400	0	**1,719**
Robin J. Stalker	485	12	600	400	260	**1,757**
Erich Stamminger	600	54	1,100	400	0	**2,154**
Total	**2,673**	**303**	**3,837**	**2,000**	**603**	**9,416**

1) Also contains a tax adjustment due to different tax rates in Germany and the USA.

Executive Board Pension Commitments in 2006 € in thousands

	Pension regulation	Service cost
Herbert Hainer (Chairman of the Executive Board)	10% of the pensionable income + 2% for each full year of tenure starting from April 1, 1997	238
Glenn Bennett	20% of the pensionable income + 2% for each full year of tenure starting from January 1, 2000	70
Robin J. Stalker	10% of the pensionable income + 2% for each full year of tenure starting from January 1, 2001	161
Erich Stamminger	10% of the pensionable income + 2% for each full year of tenure starting from April 1, 1997	108
Total		**577**

Number of Stock Options Outstanding Reduced

In 2006, a total of 9,100 options were exercised within the scope of the Management Share Option Plan (MSOP) by the current members of our Executive Board in the period ending December 31, 2006. Compensation resulting from the exercise of these options totaled € 603,410. As at December 31, 2006, our Executive Board members held 2,800 stock options, which they have not exercised yet.

Employment Contracts Provide for Severance Payments

The open-ended employment contracts of our Executive Board members contain provisions governing severance payments in the event that adidas AG terminates their employment without cause. Executive Board members Herbert Hainer, Erich Stamminger and Glenn Bennett will each receive a severance payment totaling 100% of their annual fixed salaries at the time of their departure. Robin J. Stalker's severance payment will amount to 50% of his annual fixed salary at the time of his departure. All severance payments are payable at the time of the departure of the beneficiaries from the company. If an Executive Board member dies during his term of office, his spouse will receive a one-time payment amounting to 25% of the annual fixed salary.

Pension Commitments to Executive Board Members

Pension commitments include old-age pension, disability benefits as well as widow's pensions.

» Old-age pension: Pensions are paid to Executive Board members for life as soon as they reach the age of 65 and retire from adidas AG. The pension allowance is based on a percentage of the pensionable income currently equaling the annual fixed salary. Starting from a base amount totaling 10% or 20% of the pensionable income, the pension entitlement increases by 2% for each full year of tenure as an Executive Board member of adidas AG and can reach a maximum level of 40% of pensionable income. In the event of the retirement of an Executive Board member prior to reaching the statutory retirement age, the non-forfeiture of the pension entitlement will be in line with the provisions of the law. The increase of current pension payments or pension entitlements is index-linked in accordance with German law.

» Disability benefits: Should Executive Board members become incapacitated for work before they have reached retirement age, they are entitled to pension payments according to the same conditions stated above.

» Widow's pension: When an Executive Board member dies, his spouse receives a surviving annuity amounting to 50% of the pension entitlements.

Pension Fund Used to Cover Pension Entitlements

adidas AG has not created reserves pursuant to German commercial law for the pension entitlements acquired by current Executive Board members as at December 31, 2006 since adidas AG was released therefrom following a payment into a pension fund. This payment, equaling the present value of future pension entitlements calculated as at December 31, 2006, is split among the individual Executive Board members in relation to the former provisions for pension obligations. The pension fund complies with the requirements for plan assets as defined in IAS 19 and is settled against the provisions for pension obligations.

Payment to Pension Fund in 2006 € in thousands

Herbert Hainer (Chairman of the Executive Board)	4,490
Glenn Bennett	925
Robin J. Stalker	848
Erich Stamminger	2,412
Total	**8,675**

Service Costs Key Parameter for Pension Provisions
Expenses for the current Executive Board members' pension scheme include basic service and interest costs. Variable interest costs and income associated with plan assets are subject to strong fluctuations. As a result, service cost is used as a parameter comparable to the provisions for pension obligations which the German Corporate Governance Code requires companies to disclose.

Pensions for Former Executive Board Members
Pension provisions for pension obligations relating to former Executive Board members amount to € 42.105 million. In 2006, former Executive Board members received pension payments totaling € 1.906 million.

No Loans to Executive Board Members
No members of the Executive Board were granted loans in 2006.

Supervisory Board Compensation in 2006

Compensation Defined in adidas AG Articles of Association
The compensation of our Supervisory Board members was resolved upon by the Annual General Meeting on May 8, 2003, and is contained in our Articles of Association. Supervisory Board compensation consists of a fixed annual payment amounting to € 21,000 for each member, twice the amount for the Chairman and one and a half times the amount for each Deputy Chairman. In addition, all members receive reimbursement for out-of-pocket expenses associated with Supervisory Board meetings.

Compensation for Advisory and Service Contracts
At the end of 2006, project-related fixed-term advisory contracts exist with two Supervisory Board members, Henri Filho and Dr. Hans Friderichs.

No Loans to Supervisory Board Members
No members of the Supervisory Board were granted loans in 2006.

Supervisory Board Members' Compensation in 2006 (in accordance with the Articles of Association) in €

Chairman of the Supervisory Board Henri Filho	42,000
Deputy Chairmen of the Supervisory Board Dr. Hans Friderichs, Fritz Kammerer	31,500
Members Sabine Bauer, Dr. iur. Manfred Gentz, Igor Landau, Roland Nosko, Hans Ruprecht, Willi Schwerdtle, Heidi Thaler-Veh, Christian Tourres, Klaus Weiß	21,000
Total	**294,000**

Compensation of Supervisory Board Members for Advisory and Service Contracts in €

	2006	2005
Henri Filho	**285,100**	306,800
Dr. Hans Friderichs	**213,386**	204,517
Total	**498,486**	**511,317**

Our Share

2006 was a difficult year for the adidas AG share, in which it was unable to continue the excellent performance it delivered in 2005 and previous years. Concerns surrounding Reebok's short-term business outlook and the state of the North American sporting goods industry burdened our share especially in the second half of the year and could not be offset by the continued strong operational performance of the adidas and TaylorMade brands.

adidas AG Share Unable to Match Strong 2005 Performance

After having significantly outperformed the DAX-30 and the MSCI World Textiles, Apparel & Luxury Goods Index in 2005, the adidas AG share could not sustain this positive momentum in 2006 and decreased 6% over the course of the year. Our share thus underperformed the DAX-30 and the MSCI World Textiles, Apparel & Luxury Goods Index which increased 22% and 24%, respectively. The increase of the DAX-30 was driven by strong company earnings, buoyant mergers and acquisitions activity as well as the improving macroeconomic environment. The MSCI Index gained on the back of strong company earnings throughout the sector. The positive development was only interrupted in May and June, when a strong rise in commodity prices and fears of a sharp economic downturn in North America resulted in significant losses of the DAX-30 as well as other global indices. However, worries about inflation and inherent interest rate hikes abated quickly. The stock markets in the rest of Europe, the USA and Japan also increased over the year, albeit to a lesser extent.

adidas AG Share Member of Important Indices

The adidas AG share is included in a variety of high-quality indices around the world, most importantly the DAX-30, Germany's premiere stock index, and the MSCI World Textiles, Apparel & Luxury Goods Index, which comprises the Group's major competitors. At December 31, 2006, our weighting in the DAX-30, which is calculated on the basis of free float market capitalization and 12-month stock market turnover, was 1.12% (2005: 1.39%). Our reduced weighting compared to the prior year is a consequence of a decrease in market capitalization that could not be offset by a strong increase in share turnover. Adjusted to reflect our share split, average daily trading volume of the adidas AG share excluding bank trades rose from almost 1.7 million in 2005 to more than 2.0 million in 2006, highlighting the increased interest in our Group. Within the DAX-30, we ranked 24 on market capitalization (2005: 18) and 21 on turnover (2005: 21) at year-end 2006.

The adidas AG Share

Number of shares outstanding	
2006 average	203,386,104[1]
At year-end 2006	203,536,860[2]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	All German stock exchanges
Stock registration number (ISIN)	DE0005003404
Stock symbol	ADS, ADSG
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe
	Ethibel Excellence

1) Figures adjusted for 1:4 share split conducted on June 6, 2006.
2) All shares carry full dividend rights.

adidas AG Market Capitalization at Year-End € in millions


2002 3,738
2003 4,104
2004 5,446
2005 8,122
2006 7,679

adidas AG Share Price Under Pressure

After a strong start in January, when our share reached its year-high of € 44.00, the share price declined in February and early March as a result of concerns regarding Reebok's short-term business outlook. Analyst reports commenting positively on the future of the combined Group after our annual Investor Day led to a recovery that continued until May. After a strong increase on the day of the announcement of our first quarter earnings, our share price subsequently declined strongly in line with the overall market. Despite adidas' successful sponsoring activities around the 2006 FIFA World Cup™, our share continued to lack momentum after the event due to fears of a slowdown of the North American sporting goods market. Positive impulses from our well-received half year results at the beginning of August only temporarily supported our share. Starting at the end of August, however, our share price rallied in anticipation of an upswing at Reebok ahead of the adidas Group's third quarter earnings announcement. Management reported strong results of the adidas and TaylorMade-adidas Golf segments but also announced additional investments into the Reebok segment to accelerate the brand's revitalization, resulting in a reduction of the Group's net income guidance for 2007. As a consequence, the adidas share lost significantly on the day of the announcement and underperformed thereafter to finish the year at € 37.73. Compared to the prior year, our market capitalization decreased to € 7.7 billion at the end of 2006 versus € 8.1 billion at the end of 2005.

Share Split and Name Change Effective in June

Since June 6, 2006, our shares have traded under the new company name "adidas AG", which was changed from "adidas-Salomon AG" as a result of the divestiture of the Salomon segment in the fourth quarter of 2005. On the same day, a share split in a ratio of 1:4 became effective (see Note 22, p. 165). The split was conducted to enhance the liquidity of our share especially among private investors and had no dilutive effect as no new capital was raised.

High and Low Share Prices per Month[1]


45
40
35
30
44.00
40.38
43.78
40.81
41.87
38.43
43.47
41.25
43.38
36.92
39.25
34.86
38.56
34.66
38.55
35.30
37.49
35.14
39.84
36.40
41.52
36.34
38.43
36.03
Jan. 2006
Dec. 2006
— 30-day moving average
— High and low share prices per month

1) Figures adjusted for 1:4 share split conducted on June 6, 2006.

Historical Performance of the adidas AG Share and Important Indices at Year-End 2006 in %

	1 year	3 years	5 years	since IPO
adidas AG	(6)	67	79	334
DAX-30	22	66	28	200
MSCI World Textiles, Apparel & Luxury Goods	24	74	130	148

Strong Sustainability Track Record Reflected in Index Memberships

Rated as an industry leader in social and environmental affairs as well as long-term economic parameters, adidas AG was included in the Dow Jones Sustainability Indexes for the seventh consecutive time. In addition, the Group's membership in the FTSE4Good Europe was reconfirmed. Companies in this index are selected on the basis of their ongoing commitment to environmental sustainability, strong financial performance, a positive relationship with stakeholders and dedication to upholding and supporting human rights. Furthermore, adidas AG is included in the Ethibel Excellence Index, which consists of 280 companies showing above-average performance in terms of social and environmental sustainability and meeting the ethical criteria established by the independent organization Forum Ethibel.

adidas AG Historically Outperforms Benchmark Indices

The adidas Group is committed to continuously enhancing shareholder value. The long-term development of our share price reflects investor confidence and the growth potential of our Group. Since our IPO in November 1995, our share has gained 334%. It thereby clearly outperformed both the DAX-30 and the MSCI Index, which increased 200% and 148% respectively during the period.

Rule 12g3-2(b) File No. 082-04278

ADR Overview

American Depositary Receipts (ADRs)	Level I	Rule 144A
CUSIP	00687A107	00687P104
Symbol	ADDYY	ADDDY
ADR/share ratio	2:1	2:1
Exchange	Over the counter (OTC)	Portal
Effective date	December 2004	November 1995
Depositary bank	The Bank of New York	The Bank of New York

Share Ratios at a Glance

		2006	2005
Basic earnings per share	€	**2.37**	2.05[1]
Diluted earnings per share	€	**2.25**	1.93[1]
Operating cash flow per share	€	**3.74**	1.88[1]
Year-end price	€	**37.73**	40.00[1]
Year-high	€	**44.00[1]**	41.00[1]
Year-low	€	**34.66**	27.78[1]
Dividend per share	€	**0.42[2]**	0.325[1]
Dividend payout	€ in millions	**85**	66
Dividend payout ratio	%	**18**	17
Dividend yield	%	**1.11**	0.81
Shareholders' equity per share	€	**13.90**	13.22[1]
Price-earnings ratio at year-end		**16.8**	20.7
Average trading volume per trading day	shares	**2,039,527[1]**	1,696,371[1]
DAX-30 ranking[3] at year-end			
by market capitalization		**24**	18
by turnover		**21**	21

1) Adjusted for 1:4 share split conducted on June 6, 2006.
2) Subject to Annual General Meeting approval.
3) As reported by Deutsche Börse AG.

Strong Increase in Number of ADRs Outstanding

Our Level 1 American Depositary Receipt (ADR) facility launched on December 30, 2004, continues to enjoy great popularity among American investors. During the course of 2006, the number of Level 1 ADRs outstanding has grown significantly from approximately 1.6 million to 11.3 million at year-end 2006. This strong increase reflects the increased interest of US-based investors in our share. Adjusted for the share split which was also applied to our ADRs, the Level 1 ADR closed the year at US$ 25.20, representing an increase of 6.6% versus the prior year (2005: US$ 23.64). Due to the appreciating euro, the ADR outperformed our common stock.

Convertible Bond Trades at a Premium

In 2006, the adidas Group further diversified sources of financing. As part of the financing of the Reebok acquisition, the Group issued several additional private placements in 2006 (see Treasury, p. 85). The publicly traded convertible bond closed the year at € 154.90, which is 4.1% lower compared to the end of the prior year (2005: € 161.60). It currently trades at a premium of around 5.2% above par value of the share.

Higher Dividend Proposed

The adidas AG Executive and Supervisory Boards will recommend paying a dividend of € 0.42 to our shareholders at the Annual General Meeting on May 10, 2007. Subject to the meeting's approval, the dividend will be paid on May 11, 2007. The proposed dividend per share represents an increase of € 0.095 per share (2005: € 0.325), showing our confidence in the Group's future business performance. The total payout of € 85 million (2005: € 66 million) reflects a payout ratio of 18% (2005: 17%). The dividend proposal follows our dividend policy, under which the adidas Group intends to pay out between 15 and 25% of consolidated net income.

Five-Year Share Price Development[1]


200
150
100
50
0
Dec. 31, 2001
Dec. 31, 2006
— adidas AG
— DAX-30
— MSCI World Textiles, Apparel & Luxury Goods

1) Index: December 31, 2001 = 100

Rule 12g3-2(b) File No. 082-04278

2006 AGM Renews Authorization for Share Buyback

In addition to ratifying the actions of the Executive and Supervisory Boards in 2005 and resolving upon the dividend, the name change and the share split (see above), the Annual General Meeting also approved a change in adidas AG's Articles of Association to reflect changes in German company law regulating the convocation of and the requirements for attending a general meeting. Following the capital increase in November 2005, which utilized all outstanding authorized capital, new authorized capital amounting to € 20 million was approved. In addition, the Annual General Meeting renewed the existing authorization to repurchase own shares up to an amount totaling 10% of the stock capital until November 10, 2007 (see Reporting Pursuant to § 315 Section 2 No. 4 and Section 4 HGB, p. 114). Currently, however, the Group has no concrete plans to make use of this authorization.

Investor Base in North America Significantly Strengthened

Based on the amount of invitations to our Annual General Meeting in May 2006, we estimate that we currently have around 85,000 shareholders. According to our latest ownership analysis conducted in February 2007, known institutional investors now account for approximately 96% (2006: 93%) of our shares outstanding. As a result of the Reebok acquisition and our stronger position in the North American market, institutional shareholdings in this region increased significantly to 37% (2006: 29%). German institutional investors accounted for 12% of adidas AG shares (2006: 13%). The shareholdings in the rest of Europe excluding Germany decreased to 40% (2006: 44%). 2% are held by institutional shareholders in other regions of the world (2006: 3%). The adidas Group management, which comprises current members of the Executive and Supervisory Boards, continues to hold less than 5% in total. Smaller, undisclosed holdings, which also include private investors, declined to 4% (2006: 7%).

Recommendation Split[1]


Sell 6%
Buy 38%
Hold 56%

1) At year-end 2006
Source: Bloomberg

Shareholder Structure[1]


Rest of the World 2%
Other, Undisclosed Holdings 4%
Management <5%
Germany 12%
Rest of Europe (excl. Germany) 40%
North America 37%

1) As at February 2007

Strong Analyst Interest Continues

The adidas Group continued to receive strong interest from analysts and investors in 2006. Around 30 analysts regularly published research reports on adidas AG. The majority of investors and analysts remain confident about the medium- and long-term potential of our Group, although the recommendation split as of December 31, 2006, reflects several downgrades due to concerns about Reebok's short-term business outlook and the reduction of the Group's 2007 net income guidance on November 9. 38% of analysts recommended investors to "buy" our share in their last publication during the 12-month period (2005: 75%). 56% advised to hold our share (2005: 25%). 6% issued a "sell" rating (2005: 0%).

Award-Winning Investor Relations Activities

adidas AG strives to maintain continuous close contact to institutional and private shareholders and analysts. In 2006, management and the Investor Relations team spent almost twenty days on roadshows and presented at numerous national and international conferences (see www.adidas-Group.com/investors for a detailed calendar of events). In April 2006, we invited the financial community to our seventh annual Investor Day in London, where Management presented the Group's strategy and future brand positioning. The effectiveness of our Group's Investor Relations activities was highlighted by the Institutional Investor Magazine, whose surveys among buy-side and sell-side analysts again ranked us as the best Investor Relations program in our sector. In addition, we took second place in the DAX-30 in the annual Investor Relations rankings conducted by German business magazine Capital.

Extensive Financial Information Available Online

At www.adidas-Group.com/investors, we offer extensive information around our share as well as the Group's strategy and financial results. Our event calendar lists all conferences we attend and provides all the presentations for download. In addition to live webcasts of all major events such as our Analyst Conference, the Annual General Meeting and our Investor Day, we have started to offer podcasts of our quarterly conference calls. In 2007, we will further improve our website to best meet the information needs of our stakeholders.

Rule 12g3-2(b) File No. 082-04278

Operational and Sporting Highlights 2006

January February March April May June


adidas Reebok
A Winning Combination
adidas
NBA
OFFICIAL OUTFITTER OF THE NBA
10

January
adidas Group acquires Reebok International Ltd. (USA) on January 31, providing the new Group with an impressive footprint in the global sports market.

February
More than 500 athletes compete in the newly designed adidas Olympic range at the 2006 Torino Winter Olympics, underlining adidas' position as the true Olympic brand.

February
adidas introduces a football revolution, the first ever modular football boot, +F50 TUNIT, which generates strong sell-throughs and later in the year wins the Federal Republic of Germany's prestigious 2007 Design Award in the category "Leisuretime, Sports and Travel".

February
The adidas_1, the world's first intelligent basketball shoe, debuts with superstar Tim Duncan wearing a pair during the NBA All-Star Game weekend in Houston, Texas, USA.

March
adidas and Stella McCartney extend their successful collaboration to 2010 and present the Fall/Winter 2006 collection in Aspen, Colorado, USA, introducing wintersports as a new category.

March
adidas is honored with the prestigious Advertiser of the Year award at the 53rd Cannes Lions International Advertising Festival.

April
adidas signs an 11-year strategic global merchandising agreement with the NBA, making adidas the official uniform and apparel provider for the NBA from the 2006/07 season onwards.

May
Reebok signs a multi-year partnership with Vince Young, who is later named NFL Rookie of the Year.

May
The adidas Group takes over distribution rights for the Reebok brand in Russia and China. Distributor buyouts in the Czech Republic and Slovakia are announced in subsequent months.

June
On June 6, the company's name change to adidas AG and share split in a ratio of 1:4 are implemented on the stock exchange.

June
adidas amazes the world with spectacular brand communication in diverse locations all over Germany during the FIFA World Cup™ and proves to be the dominant football brand with three participating teams in the quarter-finals, two in the semi-finals and one in the final.

June
TaylorMade dominates the metalwoods category on the PGA Tour, being the number one driver, fairway wood and hybrid brand.

July August September October November


Y-3
YOHJI YAMAMOTO

June
adidas and UEFA sign a long-term partnership granting adidas global sponsorship rights for the UEFA EURO 2008™ in Austria and Switzerland and the UEFA Champions League. Later in the year, adidas and the Mexican Football Federation (FMF) announce a long-term partnership until 2014.

June
Joe Thornton and Alexander Ovechkin, ice hockey forwards sponsored by Reebok-CCM Hockey, win the NHL awards as MVP and Rookie of the Year, respectively.

July
Reebok announces a multi-year partnership with Hollywood star Scarlett Johansson including a signature collection of athletic-inspired lifestyle footwear and apparel called Scarlett "Hearts" Rbk debuting in spring 2007.

August
Runner's World Magazine announces Reebok as winner of the coveted "Editor's Choice" Award for the Trinity KFS running shoe.

September
Effective September 1, the adidas Group purchases the remaining 49% of shares from the joint venture partner in order to assume full ownership of adidas Korea Ltd. in Asia's third largest market.

September
Yohji Yamamoto and adidas announce the extension of the successful collaboration until 2010. Earlier in the year, the first Y-3 flagship store was opened in Tokyo.

September
Reebok launches the new global advertising campaign "When Did I Know?" featuring some of the top players in the NFL and revealing the defining moments that led them to where they are today.

September
adidas sponsored Haile Gebrselassie secures the first Ethiopian victory in the history of the Berlin Marathon. adidas athletes are victorious at more than 10 major marathon events during the year.

October
The world's largest adidas Sport Performance store opens in Paris attended by top adidas athletes such as Zinédine Zidane, Justine Henin-Hardenne and Djibril Cissé. The store features 1,750 m^2 sales floor space on two levels. Other major openings in 2006 include Hong Kong and San Francisco.

November
"Popular Science" magazine announces that the adidas +Teamgeist™ soccer ball has been chosen to receive its 2006 "Best of What's New Award" in the "Recreation" category. Nearly 14 million +Teamgeist™ balls are sold around the 2006 FIFA World Cup™.

November
Justine Henin-Hardenne climbs to the top of the WTA rankings after winning the Sony Ericsson Championships in Madrid. Other victories during the year include her fifth Grand Slam title at Roland Garros and wins at the WTA tournaments in Sydney, Dubai, Eastbourne and New Haven.

December
MLB Properties Inc. name Reebok as official licensee of apparel for the fan and lifestyle consumer. The multi-year partnership expands the existing partnership, in which Reebok is already the MLB Official Authentic Collection Supplier of footwear.


think faster
and be creative.

Sidney Crosby. The Next One. The greatest talent in the NHL since Gretzky and Lemieux. He attracts the puck like a magnet. Unstoppable.



GROUP MANAGEMENT REPORT

Rule 12g3-2(b) File No. 082-04278

Rule 12g3-2(b) File No. 082-04278

Structure and Strategy

One of the key strengths of our Group lies in the diversity and breadth provided by our portfolio of brands. Our brands share a common commitment to performance, technological innovation and design and to offering customized products and distribution. However, each brand has a distinct identity, which is clearly focused to meet the needs of a specific segment within the sporting goods market. This differentiation is crucial and helps us maximize our impact with consumers.

The adidas Group strives to be the global leader in the sporting goods industry with sports brands built on a passion for sports and a sporting lifestyle.

We are **consumer focused** » and therefore we continuously improve the quality, look, feel and image of our products and our organizational structures to match and exceed consumer expectations and to provide them with the highest value.

We are **innovation and design leaders** » who seek to help athletes of all skill levels achieve peak performance with every product we bring to market.

We are **a global organization** » that is socially and environmentally responsible, creative and financially rewarding for our employees and shareholders.

We are **committed** » to continuously strengthening our brands and products to improve our competitive position.

We are **dedicated** » to consistently delivering outstanding financial results.

Rule 12g3-2(b) File No. 082-04278

adidas GROUP

adidas (66% of Group sales)

adidas Sport Performance (78% of adidas sales)
The adidas Sport Performance division is completely focused on the athlete who demands performance first and style second. Every sport is important, but the main categories of running, football, basketball and training apparel are the primary focus of this division.

adidas Sport Heritage (22% of adidas sales)
The adidas Sport Heritage division looks to our past for inspiration and direction for the authentic and contemporary products of the future. These products have a clear foundation in sport but are meant for lifestyle and street wear.

adidas Sport Style (<1% of adidas sales)
The adidas Sport Style division is directed at the style- and fashion-conscious consumer who still desires the look and attitude of sport but in a new, more sophisticated interpretation. It is the foundation in sport that adidas and this consumer share that makes this division so exciting and full of potential.

Reebok (25% of Group sales)

Reebok (80% of Reebok sales)
Reebok is an American-inspired, global brand that creates and markets sports and lifestyle products built upon a strong heritage and authenticity in sports, fitness and women's categories. The brand is committed to designing products and marketing programs that reflect creativity and the desire to constantly challenge the status quo.

Reebok-CCM Hockey (8% of Reebok sales)
Reebok-CCM Hockey is the world's largest designer, manufacturer and marketer of hockey equipment and related apparel under the world's most recognized hockey brand names: Rbk Hockey and CCM.

Rockport (12% of Reebok sales)
Building on 35 years of engineering expertise and commitment to innovation, Rockport designs and markets dress, dress casual, casual and outdoor footwear in addition to apparel and accessories that incorporate dynamic technology and modern style delivering real and tangible differences to the consumer.

TaylorMade (8% of Group sales)

TaylorMade (71% of TaylorMade-adidas Golf sales)
TaylorMade, a leader in the industry and the number one metalwood in golf, focuses on consumers who seek the most innovative, performance-enhancing golf equipment available, including technologically superior drivers, fairway woods, irons, putters and balls.

adidas Golf (24% of TaylorMade-adidas Golf sales)
adidas Golf targets active, serious, athletic-minded players who understand that the right technologies can dramatically improve the performance of golf footwear and apparel.

Maxfli (5% of TaylorMade-adidas Golf sales)
Maxfli designs and develops golf balls that combine superior distance, spin and feel for the top-value segment of the market.

(1% of Group sales is related to HQ/Consolidation.)

Group Strategy

Our goal as a Group is to lead the sporting goods industry with brands built on a passion for sports and a sporting lifestyle. We are a consumer-driven company and everything we do focuses on strengthening and developing our brands to maximize the Group's performance. With the acquisition of Reebok, we have extended our global position, gaining a broader presence in key markets, consumer segments and product categories. With our combined strengths, we aim to widen the profile we have with consumers and enhance brand profitability by execution of a well-defined strategy.

Leveraging Opportunities across Our Brand Portfolio

We strive to achieve leadership positions in all the categories and markets in which we compete. Our multi-brand strategy has revolutionized how our Group can reach the consumer. This flexibility allows us to seize our opportunities from multiple approaches, as both a mass and niche player, covering more consumer needs, functionality, styles and price points. Across all brands, we focus on increasing awareness and visibility, providing clear and consistent messaging and supporting each product at point-of-sale. In addition, achieving our commercial goals also depends on leveraging the scale of our organization and operational excellence. For us, this includes consistent on-time retail delivery, quality assurance and the commitment and ability to "go the extra mile" for the customer. The integration of Reebok has given us additional insights to best-in-class techniques and processes across our entire organization. We are particularly focused on ensuring best-practice social and environmental standards (see Sustainability, p. 63), continuously optimizing our sales and distribution processes and improving our customer service efforts. Within the Group, we are always striving to improve internal processes and reduce complexity.

Performance as Central Group Value

Our Group's philosophy and drive are rooted in our origins of helping athletes to perform to their best. From the professional to the Olympic to the amateur level, we strive to be closer than our competitors to consumers and their athletic aspirations whatever they may be. We are dedicated to sports and performance, and are committed to using technology and innovation to enhance this identity across our brands. Further, we actively promote a performance culture throughout our organization. Our employees are the key asset in achieving our Group's goals and we strive to align their personal objectives with our Group and brand targets. Through the creation of a motivational work environment, we ensure that our Group becomes a learning organization driven by the desire for continuous improvement (see Employees, p. 65).

Extending Innovation and Design Leadership

At the adidas Group, we are dedicated to continuously developing and commercializing industry-leading technologies and designs. Innovation plays a significant role in differentiating our product offering from competitors and helping us to deliver on core strategies. One of our important growth drivers in recent years has been the Group's ability to consistently bring major innovations to the market, creating new exciting products, superior functionality and attractive designs. We are committed to launching at least one major new technology or technological evolution per year. By harnessing the extensive R&D expertise within our Group, we will continue our wide-ranging efforts to generate both trade and consumer interest (see Research & Development, p. 69). This will allow us to introduce new products at high price points, positively impacting the Group's margins. Strategic partnerships with Stella McCartney, Yohji Yamamoto, Scarlett Johansson, Polar and Porsche Design are examples of our efforts to widen our design and innovation reach and imbue our products with the excitement consumers demand.

Financial Performance Drives Shareholder Value

Sustainable revenue and operating profit growth are critical to our success (see Internal Group Management System, p. 48). At all our brands we will pursue the most value-enhancing avenues for growth, with particular emphasis on bringing the Reebok brand in line with the Group's profitability standards. In addition, rigorously managing working capital and optimizing financial leverage through debt reduction continue to be priorities for us. Creating value for our shareholders through significant free cash flow generation drives our overall decision-making process. At the same time, we remain committed to increasing returns to shareholders through above industry average share price performance and dividends.

Rule 12g3-2(b) File No. 082-04278

Major Locations and Promotion Partnerships

As a true global player, the adidas Group sells products in virtually every country around the world. And the acquisition of Reebok significantly increased the Group's global market presence. As at December 31, 2006, the Group had more than 150 subsidiaries worldwide with our headquarters located in Herzogenaurach, Germany. We also hold an unparalleled portfolio of promotion partnerships around the world, including sports associations, events, teams and individual athletes. The Group's major subsidiaries and brand headquarters are listed below and highlighted in the world map together with the key sports events at which our brands will again be front and center in 2007 and beyond.


PGA Tour
TaylorMade number one driver, hybrid and fairway wood
MLB Opening Game 2007
Reebok Official Licensee of MLB fan and lifestyle apparel and MLB Official Authentic Collection Footwear Supplier
Boston Marathon 2007
adidas Official Apparel and Footwear Outfitter
NBA All Star Game 2007
adidas Official Outfitter of the National Basketball Association
MLS Cup Final 2007
adidas Official Sponsor of Major League Soccer
NHL All Star Game 2007
Reebok-CCM Hockey Exclusive Licensee of National Hockey League
NFL Super Bowl 2007
Reebok Official Outfitter of National Football League
ICC Cricket World Cup 2007
adidas Outfitter of Australian cricket federation
Copa América Venezuela 2007
adidas Outfitter of football federations of Argentina, Mexico, Paraguay and Venezuela
9
13
10, 11
12
14
25
22
24
23

Europe
(incl. Africa and Middle East)

1 **adidas AG Headquarters**
Herzogenaurach/Germany
2 **adidas UK Ltd.**
Stockport/Great Britain
3 **adidas France S.a.r.l.**
Landersheim/France
4 **adidas Ltd.**
Moscow/Russia
5 **adidas Emerging Markets L.L.C.**
Dubai/United Arab Emirates
6 **Reebok International Limited**
Lancaster/Great Britain
7 **Reebok Spain S.A.**
Alicante/Spain
8 **Taylor Made Golf Ltd.**
Basingstoke/Great Britain

North America

9 **adidas North America Inc.**
Portland, Oregon/USA
10 **Reebok International Ltd. Headquarters**
Canton, Massachusetts/USA
11 **The Rockport Company Headquarters**
Canton, Massachusetts/USA
12 **Onfield Apparel Group L.L.C.**
Indianapolis, Indiana/USA
13 **Reebok-CCM Hockey Headquarters**
Montreal, Quebec/Canada
14 **TaylorMade Golf Co. Inc. Headquarters**
Carlsbad, California/USA

Asia

15 **adidas Sourcing Ltd.**
Hong Kong/China
16 **adidas Suzhou Co. Ltd.**
Suzhou/China
17 **adidas Japan K.K.**
Tokyo/Japan
18 **adidas Korea Ltd.**
Seoul/Korea
19 **Reebok Korea Ltd.**
Seoul/Korea
20 **Reebok India Company**
New Delhi/India
21 **Taylor Made Golf Co. Ltd.**
Tokyo/Japan

Latin America

22 **adidas Latin America S.A.**
Panama City/Panama
23 **adidas Argentina S.A.**
Buenos Aires/Argentina
24 **adidas do Brasil Ltda.**
São Paulo/Brazil
25 **Reebok de Mexico SA de CV**
Naucalpan/Mexico

For a detailed list of all adidas Group subsidiaries at December 31, 2006, see Shareholdings, p. 184.

Rule 12g3-2(b) File No. 082-04278


PGA European Tour
TaylorMade number one driver, hybrid and iron
London Marathon 2007
adidas Sponsor & Official Supplier
IHF Men's World Championships 2007
adidas Official Partner of International Handball Federation
French Open 2007
adidas Official Partner of Roland Garros
UEFA EURO 2008™
adidas Official Sponsor (football)
IRB Rugby World Cup 2007
adidas Outfitter of rugby federations of New Zealand and Argentina, Reebok Outfitter of Wales
UEFA Champions League Final 2007
adidas Official Ball Supplier for Champions League (football)
Africa Cup of Nations "CAN-Ghana-2008"
adidas Official Partner of Confédération Africaine de Football
2010 FIFA World Cup South Africa™
adidas Official FIFA Partner (football)
FIFA Women's World Cup China 2007
adidas Official FIFA Partner (football)
Beijing 2008 Olympic Games
adidas Official Sportswear Partner
Japan Golf Tour
TaylorMade number one driver
IAAF World Championships in Athletics Osaka 2007
adidas and Reebok Official Partners of majority of federations including France, Great Britain and Spain
AFC Asian Cup 2007
adidas Outfitter of football federations of Japan and China
FINA World Championships 2007
adidas Outfitter of German Swim Federation
1
2
3
4
5
6
7
8
15
16
18, 19
17, 21
20

Internal Group Management System

The adidas Group's central planning and controlling system is designed to continually increase the value of our Group and brands to maximize shareholder value. By improving our top- and bottom-line performance and optimizing the use of our capital employed, we aim to maximize free cash flow generation, which is our principal financial goal. Management utilizes a variety of decision-making tools to assess our current performance and to align future strategic and investment decisions to exploit commercial and organizational opportunities.

Free Cash Flow as Internal Group Management Focus

The cornerstone of our Group's Internal Management System is our focus on free cash flow generation, which is an important contributor to driving increases in shareholder value. Free cash flow is comprised of operating components (operating profit, change in operating working capital and capital expenditures) as well as non-operating components such as financial expenses and taxes. To maximize free cash flow from our operating activities, we strive to increase Group sales but also the Group's gross and operating margins. To implement this principle across our multi-brand organization, brand management has direct responsibility for improving operating profit and the management of operating working capital and capital expenditure. Non-operating items such as financial expenses and taxes are managed centrally by the Group Treasury and Tax departments. To keep Group and brand management focused on ongoing performance improvement, variable compensation of the responsible managers is linked to both operating profit and operating working capital development.

Sales and Gross Margin Development Important Performance Drivers

An essential element of our future operating performance is maintaining and developing our strong top line. To achieve this, Management focuses on identifying and exploiting opportunities that not only enhance growth, but also have potential to increase gross margin (defined as gross profit as a percentage of net sales) at the same time. Major levers for gross margin improvement are ongoing improvements of the Group's product mix, the expansion of our high-margin own-retail activities as well as the optimization of the geographic mix of our business. In addition, the minimization of clearance activities and ongoing supply chain efficiency gains, are drivers for gross margin improvements of our Group.

Free Cash Flow Components


Free Cash Flow
Operating Profit
Operating Working Capital
Capital Expenditures1)
Non-Operating Components

1) Excluding goodwill and finance leases.

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Operating Margin as Key Performance Indicator of Operational Progress

Operating margin (defined as operating profit as a percentage of net sales) is our Group's most important measure of operational success as it combines the quality of our top-line development with our ability to drive efficiencies through our business. The primary drivers enhancing the Group's operating margin are continued gross margin improvements and operating expense control. Operating expense control is particularly important as we strive to leverage the Group's growth through to the bottom line. To control operating expenses, Management has set clear guidelines for both variable and fixed cost pillars. We plan our marketing working budget as a percentage of targeted sales each year and constantly monitor deviations. Over the last few years, our efforts have focused on optimizing the split between communication (including advertising, retail presentation and public relations) and promotional expenditure. By concentrating on well-selected premium partnerships with top events, associations, leagues, clubs and athletes, we have been able to reduce the Group's relative promotion spend. As a result, we are improving the balance between promotional and brand communication within the marketing working budget. We also aim to reduce operating overhead expenses as a percentage of sales by continuously improving internal processes through efficiency programs in our sales, distribution, finance, IT and other general administration functions.

Key Financial Metrics

Gross margin	$= \frac{\text{Gross profit}}{\text{Net sales}} \times 100$
Operating margin	$= \frac{\text{Operating profit}}{\text{Net sales}} \times 100$
Average operating working capital	$= \frac{\text{Sum of operating working capital at quarter-end}}{4}$
Operating working capital in % of net sales	$= \frac{\text{Average operating working capital}}{\text{Net sales}} \times 100$
Capital expenditure[1]	= Additions of property, plant and equipment plus intangible assets

1) Excluding goodwill and finance leases.

Tight Operating Working Capital Management

Due to a comparatively low level of fixed assets required in our business, operating working capital management is a major focus of our efforts to improve the efficiency of the Group's balance sheet. We have made major strides in this area through tight working capital management focused on continuously improving our Group's inventories, accounts receivable and accounts payable. Our key metric is operating working capital as a percentage of net sales. Monitoring the development of this key metric facilitates the measurement of our progress in improving the efficiency of our business cycle. Inventory levels and ageing are controlled to ensure fast replenishment and to keep our product offering current. Accounts receivable are managed by continuously improving collection efforts to reduce Days of Sales Outstanding (DSO). Likewise, we strive to optimize payment terms with our suppliers to best manage our accounts payable.

Capital Expenditure Targeted to Maximize Future Returns

Improving the effectiveness of the Group's capital expenditure is another lever to maximize the Group's free cash flow. Planning and control are of particular importance as we strive to select capital projects that enable our Group to meet targeted commercial and operational goals. We limit capital expenditure levels through disciplined budget monitoring and focused expenditure on our core strategies. Our capital expenditure is controlled with a top-down, bottom-up approach. We evaluate potential return on planned investments utilizing the net present value or internal rate of return method, in relation to the cost of capital. Specific investments are assessed according to the principles of risk-weighted returns.

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M&A Activities Focus on Long-Term Value Creation Potential

We expect the majority of our Group's medium-and long-term growth to come from organic business. However, as part of our commitment to ensuring sustainable profitable development, as appropriate we also review external merger and acquisition options that may provide additional commercial and operational opportunities. Acquisitive growth focus is primarily in two key areas: regional expansion and/or strengthening our Group's positioning within a sports category. The strategies of any potential acquisition candidate must correspond with the Group's long-term direction. We also scrutinize key financial metrics that must support value accretion. Aligning the cost of capital to return on invested capital is a core consideration in our decision-making process. We also evaluate the potential impact on our free cash flow, assessing the contribution potential from the target and any potential financing implications.

Optimization of Non-Operating Components

Our Group also puts a high priority on the optimization of non-operating components such as financial expenses and taxes as these items strongly impact the Group's bottom-line development and therefore the Group's free cash flow. Financial expenses are managed centrally by our Group Treasury department (see Treasury, p. 85). The Group's current and future cash outflow for taxes is optimized globally by our Group Taxes department.

Cost of Capital Key Metric to Measure Investment Potential

Creating value for our shareholders by earning a return on invested capital above the costs of that capital is a guiding principle of our Group strategy. We source our capital from the equity and debt markets; therefore we have a responsibility that our return on that capital meets the expectations of both equity shareholders and creditors. The adidas Group calculates the cost of capital according to the debt/equity ratio, utilizing a weighted average cost of capital (WACC) formula. We then use this metric to calculate the required financial returns of planned capital investments. The cost of equity is computed utilizing the risk-free rate, market risk premium and beta. The basis for the derivation of the cost of debt is the risk-free rate, credit spread and average tax rate.

Structured Performance Measurement System

Our Group has established a far-reaching performance measurement system utilizing a variety of measurement tools. To measure the Group's current sales and profitability development, we monitor our annual budget on a monthly basis, addressing shortfalls and identifying additional opportunities for our Group. Further, we monitor operating margin developments at all brands on a monthly basis. If deviations between actual and target numbers arise, we perform a detailed analysis to identify and address the cause. In addition, we benchmark the Group and brand results with those of our major competitors on a quarterly basis. We measure the Group's future development of the top line utilizing our order backlog development which comprises the orders received within a period of six to nine months in advance of the actual sale and represents approximately 70% of future anticipated revenues. Also increasingly important is the monitoring of our own-retail activities and at-once business, which is not included in the order book. We provide updates on these developments as part of our quarterly reports (see Subsequent Events and Outlook, p. 106).

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Management Appraisal of 2006 Performance and 2007 Targets

We communicate our Group's operational performance and targets for the coming year externally on an annual basis and provide updates as appropriate throughout the year to ensure optimal transparency. In 2006, we achieved all key financial targets within the focus of our Internal Management System. We outperformed industry and economic growth in all regions, increased our earnings at a double-digit rate, and made progress on debt reduction during the year (see Group Business Performance, p. 72). For 2007 and beyond, we again strive to optimize our Group's free cash flow development. We believe the current trading environment supports our expectations given positive growth projections for our industry and the global economy. Further, we believe our targets are realistic within the scope of the current trading environment, and no material event between the end of 2006 and the publication of this report has altered our view (see Subsequent Events and Outlook, p. 106).

Targets versus Actual Key Metrics 2006/2007

	2006 Target	2006 Actual	2007 Target
Sales growth (currency-neutral)			
Including Reebok	double-digit	53%	mid-single-digit
Excluding Reebok	high-single-digit	+14%	—
Gross margin			
Including Reebok	44–46%	44.6%	45–47%
Excluding Reebok	47–48%	47.8%	—
Operating margin			
Including Reebok	approx. 9%	8.7%	approx. 9%
Excluding Reebok	10–10.5%	10.5%	—
Operating working capital (in % of net sales)	Continue to optimize working capital management	25.8% (2005: 26.0%)	below 25%
Capital expenditures[1]	€ 300 million – € 350 million[2]	€ 277 million[2]	€ 300 million – € 400 million

1) Excluding goodwill and financial leases.
2) Excluding extraordinary investments related to Reebok.

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adidas

adidas has a clear mission – "to be the leading sports brand in the world". To accomplish this mission, the organization at adidas is segmented to meet the needs of distinct groups of sport-oriented consumers. Our product and marketing initiatives primarily focus on key global sports categories and on the sports lifestyle market. The adidas brand attitude "Impossible is Nothing" drives all our brand communication initiatives and helps us strengthen the adidas brand's bond with the consumer. With our broad but selective distribution approach and our pricing strategy, we clearly position adidas as a premium brand in all markets.

adidas Sport Performance: Focus on Sport and Athletes

No other brand has a more distinguished history or stronger connection with sport than adidas. Sport is the foundation for all three adidas divisions and will be at the core of the adidas brand in the future. Therefore, adidas Sport Performance will remain our primary focus both in terms of product and brand initiatives and will continue to generate at least 70% of adidas brand revenues in the medium and long term. Although the adidas Sport Performance division offers product in almost every sports category, our key priorities are the running, football, basketball and training apparel categories. In all these areas, we strive to be the leading global brand. Therefore, we aim to consistently present the adidas attitude "Impossible is Nothing" in a relevant way to our consumers. Our "Impossible is Nothing" brand campaign encourages consumers to achieve their own personal impossible goal no matter what it might be.

Running: Becoming the Brand of Choice for Runners

Running will be our top priority in 2007 and is critical to our success moving forward. We strive to make adidas the leading running brand worldwide and our target is to be the brand of choice for runners on all levels, from competitive runners to recreational and fitness runners. Therefore, we are increasing our efforts to offer the best performance running products in the industry. For adidas to become the leading and most inspirational running brand, we will support our product initiatives partnering with running retailers providing them in-store-service and technical support. Further, we intend to leverage our partnerships with selected global marathon events (e.g. Boston, London and Berlin Marathons) and highlight running as a key category in our "Impossible is Nothing" brand communication initiatives.

Football: Further Strengthening Leadership Position

Football has always been one of our key strengths at adidas. For over 50 years, adidas has led all major developments in football boot technology and balls. And the name adidas has become synonymous with the passion of how football is played, shared, enjoyed and celebrated. This is why adidas is the world's leading football brand in terms of market share as well as in overall net sales. By fully exploiting our role as Official Partner at the 2006 FIFA World Cup™, which was played in our home market Germany, we exceeded all our branding and commercial goals and extended our global market leadership in the football category. Being the most popular sport worldwide, football is clearly one of our key strategic priorities. Therefore, we strive to increase our leadership position by continuously creating the industry's top products and fully leveraging our outstanding portfolio of promotion partners. The latter comprises leading football associations (e.g. FIFA, UEFA), national federations (e.g. Germany, France, Spain, Argentina, Japan), leagues (e.g. MLS), clubs (e.g. Real Madrid, AC Milan, Chelsea FC, Liverpool FC, FC Bayern Munich) and individual players (e.g. David Beckham, Michael Ballack, Kaká, Lionel Messi).

Basketball: Leveraging Our Partnership with the NBA

Increasing our presence in the basketball category represents another key component of our adidas brand strategy. We believe our success in this category is particularly dependent on our ability to develop and communicate the adidas view of basketball as a team sport. Our product and marketing initiatives therefore promote the importance of the team as shown by our "It Takes 5ive" basketball campaign launched in 2006 (see Campaigns and Products, p. 117). In this context, we see our new long-term partnership with the NBA as a critical asset. This partnership provides the adidas brand with exclusive licensing rights to all NBA on-court and warm-up apparel as well as NBA-branded footwear for all teams. Additionally, the partnership ensures adidas' visibility at all 2,460 NBA games and allows us to effectively promote and harness our outstanding roster of individual players including Tracy McGrady, Kevin Garnett, Gilbert Arenas, Chauncey Billups and Tim Duncan. Together with the NBA, we will be able to seize business opportunities in a creative and innovative way as we did, for example, with the successful introduction of an NBA-specific collection of our iconic Superstar shoe featuring a version for each of the 30 NBA teams. As the NBA is well-known and highly popular around the globe, the partnership represents a vehicle to drive the adidas basketball business not only in North America but also in Europe and particularly in Asia. In China, for example, basketball is the most popular sports with over 80 million active basketball players. By leveraging our well-defined distribution network in China, we intend to exploit the untapped potential in the basketball category, which will help us achieve our long-term ambition of becoming the leading basketball brand worldwide.

Training Apparel: Technology and Sport Fusion Drive Growth

Training apparel is another important category for the adidas brand across our men's, women's and kids' businesses. Clima, our leading moisture management and temperature control system, continues to be a core platform for the category. We are segmenting it further in 2007 to meet the growing consumer demand for functional, performance collections with products featuring ClimaCool®, ClimaLite®, ClimaProof® and ClimaWarm® technology. TechFit™, led by innovations in the emerging compression apparel market, is another integrated concept that will be an important growth driver. In addition, to meet consumer demand for comfortable, stylish and athletic leisurewear, we are targeting significant growth in 2007 through sport fusion concepts which translate sports-inspired lifestyle themes into style-relevant apparel.

Women's: Increasing Our Connection with Consumers

Increasing our position in women's is another critical element of the adidas brand strategy. Over the last two years, collections that have been designed and developed in collaboration with fashion designer Stella McCartney have set industry standards in combining performance and fashion features. This has helped us to increase the attractiveness, relevance and functionality of our products. We have extended this successful partnership until 2010 and we will further expand our product offering in the women's segment with our new Adilibria and Fuse collections.

adidas Sport Heritage: Healthy Growth of Sports Lifestyle

The adidas Sport Heritage division has been a significant growth driver over the last years and has made the adidas brand a trendsetter in the market for the sports lifestyle consumer. No other brand can draw upon such a strong history in sports products that inspire the development of authentic and contemporary lifestyle and street wear products of the future. "Celebrate Originality" is our key message to address the sports lifestyle consumer and all our product and marketing messages are built around this idea. To ensure future sales growth and continued leadership in the sports lifestyle market, we will continue to broaden our product offering into new areas and at the same time strengthen our key concepts such as the legendary Superstar shoe. Our "Freizeit" and "Sleek" collections, which we will launch in 2007, clearly highlight this approach (see Campaigns and Products, p. 117). We also intend to further capitalize on our successful partnership with Missy Elliott. As part of this partnership, we launched a signature collection called "Respect M.E." that generated strong sell-through in 2006. To prevent dilution of the adidas brand as a result of oversupplying the market, we will continue our selective distribution strategy, which will also help us retain the high gross margins we generate with our product offering in this division. In the medium to long term, we intend to produce up to 30% of adidas brand revenues in this division.

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adidas Sport Style: Expanding the Power of the Brand

The adidas Sport Style division is entering its fifth year in 2007. At adidas, we know that niche marketing is increasingly important and that successful brands are those which can reach not only larger audiences but also small and influential ones. Our Y-3 collection, developed with designer Yohji Yamamoto, is helping us extend our product appeal to cosmopolitan consumers who are looking for exclusive, style-leading active sportswear products. The collection is limited to fashion-oriented accounts in Europe, North America and Asia. Influential designs combined with the highest quality standards clearly distinguish Y-3 from any other product in the market. With Y-3, the adidas brand has distinctly established itself as a design leader in the industry. Yamamoto's strong presence in this area allows us to expand the power of the adidas brand to help reach out to style setters and fashion industry visionaries. We extended the collaboration with Yohji Yamamoto until 2010 to influence the sports and fashion industry through innovative design and intriguing ideas and concepts going forward. However, Sport Style will remain a small part of the overall adidas business going forward as we intend to generate around 1% of adidas brand revenues in this division.

Distribution: Focus on Wholesale and Own-Retail Business

At adidas, our product distribution follows a two-fold approach. We generate around 85% of adidas brand revenues through our wholesale business, where our own sales subsidiaries sell our footwear, apparel and hardware/accessories to retail partners. Additionally, we run adidas own-retail stores, where we sell our products directly to consumers. Our own-retail business accounts for close to 15% of adidas brand revenues.

Wholesale: Building a Broad Platform

At the core of our wholesale strategy is the idea that we want a mutually beneficial relationship with our retailers. Our goal is to be a valuable and reliable business partner to them. We work closely with regional and local key accounts, often providing them with exclusive product or marketing concepts as well as shop-in-shop initiatives. We strive to avoid overexposure to any particular customer, by broadening our presence across all distribution channels (see Risk Report, p. 96). In general, our customers include sporting goods, athletic specialty and family footwear retailers as well as high-end department stores and directional accounts in the Sport Heritage division. To preserve the premium image of the adidas brand, we generally do not sell our products to value or discount chains. Our customer base varies by region and country. In China, for example, retailers typically operate so-called mono-branded stores, which generally carry only one brand. As opposed to our own retail activities, these mono-branded stores are owned and run by external partners (2006: around 3,000 stores).

Own Retail: Important Pillar of adidas Business

Own retail consists of four major components: concept stores, factory outlets, internet sales and concession corners in Asian markets. Concept stores market Sport Performance and/or Sport Heritage products directly to consumers in a stand-alone retail environment and provide us with high visibility in major metropolitan locations as well as growth opportunities in Eastern Europe and Asia where less retail infrastructure is available. Factory outlet stores are also stand-alone concepts used to optimize clearance activities for the adidas brand. Concession corners provide adidas sales infrastructure to emerging markets in Asia. Internet sales, which are increasingly important in North America, are available at the Group's www.adidas.com website. Our own-retail activities give us valuable insight into consumer trends and product positioning. We share this insight with our retail customers, who also often benefit from being in proximity to our concept stores. Going forward, we will continue to expand our adidas own-retail activities worldwide. Our own-retail expansion, however, will remain opportunity-driven, i.e. new store openings depend on the availability of the right location. In the medium to long term, we plan our own-retail business to account for 15 to 20% of adidas brand sales and we want to grow overproportionately in categories and markets that support this aim.

Pricing Strategy: Driving Premium Price Points

We offer the vast majority of our footwear, apparel and hardware products at high- and mid-level price points. Our goal is to strengthen both our brand's market position and revenues by driving continuous growth in average selling prices and increasing profitability. In case of strong promotional activities at retail, we proactively take steps to protect the image of the adidas brand (see Risk Report, p. 96), and are prepared to give up short-term revenue opportunities as necessary to preserve our long-term market position.

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Reebok

At Reebok, our mission is to "always challenge and lead through creativity". Our product designs and marketing programs display the brand's commitment to creativity and to constantly challenge the status quo. At the core of the Reebok brand is the affirmation of the uniqueness of all people. Our strategic focus to become a consumer-driven brand reflects this emphasis on individuality. Through our brand positioning (Celebrate Individuality in Sport and Life), we empower individual achievement by supporting athletes and consumers to realize their unique dreams and goals. To best address distinct consumer groups and to balance our business, we have segmented Reebok into three brand units: Reebok, Reebok-CCM Hockey and Rockport.

"I AM WHAT I AM" Articulates Brand Positioning

"I AM WHAT I AM" expresses our attitude at Reebok. It is an emotional call to action and a celebration of the consumer's individuality, courage and accomplishments. Reebok launched "I AM WHAT I AM" in 2005 as a multi-faceted fully-integrated global marketing campaign and ever since then it has driven all product and marketing initiatives. Going forward, we will continue to build the Reebok brand under the umbrella of "I AM WHAT I AM" and it will be the core of all our marketing concepts and campaigns.

Increasing Sports Credibility

One of the key strategic priorities at Reebok is to strengthen and extend the positioning as a credible sports brand, building upon the brand's history in sport and fitness. At Reebok, we emphasize fit and comfort in all our products to meet the individual needs of athletes. We have identified running, sports licensing, basketball and football as our key categories to expand our global presence in sport. In addition, we consider the women's segment as a major opportunity.

Running: Focus on New Runners

Running represents the biggest global opportunity for us to build our sports credibility. Our approach is to appeal to runners with comfort, fit and cushioning in their running footwear. While our products are targeted to all runners, our primary focus is on new runners, empowering them to enjoy the fun, camaraderie and joy of running. Our most important running technologies are KFS, THE PUMP™ and DMX. And from 2007 onwards, we will offer fully comprehensive running ranges including footwear, apparel and hardware to showcase Reebok as a 360 degree running brand. We support our product initiatives with dynamic marketing concepts leveraging our partnerships with athletes. In 2007, for example, we will address our target consumers with our "Run Easy" running campaign (see Campaigns and Products, p. 117).

Sports Licensing: Continued Growth in American Sports

Being the only major brand that has official partnerships with the NFL, the NHL and MLB, Reebok has a unique positioning in sports licensing and American sports. We are the only brand offering footwear products with team logos of all these three major American sports leagues. Our role as Official Outfitter of the NFL and as exclusive licensee of the NHL enables us to significantly increase our sports credibility in our biggest market for the Reebok brand and to capitalize on revenue opportunities in the licensed apparel category. The strong position in North America also represents the ideal basis to build a global platform in sports licensing. By leveraging our partnerships with outstanding athletes such as Peyton Manning, Vince Young or Sidney Crosby through marketing campaigns, we will further reinforce our brand image among consumers and retailers. We will continue to aggressively and strategically market our partnerships to drive sales growth in sports licensing but also supplement our licensed apparel and footwear offering with performance gear for the respective sport. In hockey, for example, we support our licensed apparel range with Rbk or CCM branded equipment, fully capitalizing on the market leadership of Reebok-CCM Hockey.

Regional Initiatives Strengthen Sports Positioning

The basketball and football categories also play key roles in extending our sports positioning. While our initiatives in both of these sports will be regional in nature, improving our market position in basketball and football will help us strengthen our global brand presence. By driving our PUMP™ custom fit footwear technology and further utilizing our partnerships with individual players such as Allan Iverson and Gerald Green, we expect to grow in the basketball category in North America going forward. Our partnership with Yao Ming can help us to drive our basketball business in China. In football, our intention is to position Reebok as a credible niche player and to strengthen the brand's sports positioning particularly in Europe. Our partnerships with well-known footballers such as Thierry Henry and Andriy Shevchenko will enable us to offer signature products that fit their individual styles and personalities.

Branded Apparel: Redefining the Category

We consider branded apparel as the most important global growth opportunity for the Reebok brand. To realize this opportunity, we intend to build a world-class cross-divisional global apparel organization. This group will utilize the proven capabilities and the infrastructure of adidas, particularly in the areas of sourcing and supply chain excellence. We are revamping product design and development processes, adopting adidas best practices where possible. In addition, we are building a strong apparel technology platform including, for example, our successful "Play Dry" concept. By creating global ranges that include region-specific executions and focusing on the unique fit of our products, we aim to position the Reebok brand as a credible and competitive market player in the branded apparel category.

Women's: Delivering the Perfect Fit

The women's segment has always been one of the key strengths of the Reebok brand. To further extend our leading position in this important segment, we will continue to strengthen our profile as the brand delivering the perfect fit for women. Our goal is to offer innovative women's footwear, apparel and accessories across our sports and lifestyle categories. Our goal is to enable women to express their individuality. Through fashionable and at the same time functional products, emotional marketing concepts and partnerships with top athletes (e.g. Amélie Mauresmo, Carolina Klüft, Nicole Vaidisova) and other celebrities (e.g. Scarlett Johansson) we will show that Reebok is the brand that fully understands the needs of the female consumer.

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Selective Approach to Solidify Leadership in Lifestyle

Despite our initiatives to reinforce our sports credibility and increase our sports-related business, catering to sports lifestyle consumers continues to be an important pillar of our brand strategy at Reebok. Over the last years, we established our brand as a major competitor in the global sports lifestyle market. In particular, we built our brand's connection with urban consumers by, for example, introducing music-related footwear products with entertainers such as Jay-Z and 50 Cent. *To position Reebok as a sports and lifestyle brand,* we will continue to offer fashion-oriented sports-inspired products. However, we are taking a selective approach to ensure that we maximize credibility in sport by limiting exposure to the sports lifestyle market. We will continue to partner with entertainers, actors and artists to appeal to a variety of consumers and to stress individuality in our product offering combining elements of sport, entertainment and fitness. This will also be reflected in our marketing concepts, such as our "Best On | Best Off" campaign.

Rockport: Casual Lifestyle Market Focus

The Rockport brand represents another vehicle for us to tackle the global lifestyle market. At Rockport, we strive to be a leading global, casual lifestyle brand that delivers real *and tangible differences that better the consumer's experience* through style and technology. To fully address consumer needs in the casual lifestyle market, our product offering comprises dress casual, casual and outdoor footwear as well as apparel and accessories with a focus on functionality and style. We will continue to convert Rockport from being a brand whose business is heavily weighted towards North America and which particularly targets mature male consumers to a global, style-oriented brand targeting younger male and female consumers. Our marketing concepts will concentrate on driving the brand's perception in consumers' minds as a leader in functionality and style. We strive to expand our global market position by leveraging our heritage as the first brown shoe brand to incorporate comfort technology coupled with a significant technical advantage over the competition.

Balancing Global Wholesale Distribution

To reduce overexposure to certain retail channels (e.g. athletic specialty, family footwear), we are refining our distribution strategy at Reebok. As part of our efforts , we are broadening our presence in all major retail formats (athletic specialty, sporting goods, family footwear, and department stores) to get a more balanced product distribution and to reduce the dependence on a particular channel or customer. At Reebok, we utilize our own-retail network primarily to best manage our clearance activities. As a result, we generate the vast majority of revenues through our wholesale business. On a global basis, we are buying back distribution rights for the Reebok brand in Europe and Asia to increase control of our brand and drive revenue growth in these regions. We will utilize Reebok's expanding infrastructure but also leverage the existing adidas sales platform.

Refined Pricing Policy to Drive up Average Selling Prices

To reinforce Reebok's position as a premium sports and lifestyle brand, we intend to significantly improve and increase our product offering at high- and mid-price points to drive *growth in average selling prices.* Although this approach may slow our top-line development in the short term, we believe it enables us to build a platform for future sales and profitability growth. As a result of our new pricing strategy, there will be a certain level of competition between the adidas and Reebok brands, particularly at mid-level price points. To prevent cannibalization, we will clearly differentiate both brands by communicating distinct brand messages targeted at different consumer types.

TaylorMade-adidas Golf

TaylorMade-adidas Golf, which changed the game of golf by bringing the metalwood to the masses 27 years ago, today is market leader in the metalwoods category. Yet our success in golf reaches far beyond that single category. Every brand under the TaylorMade-adidas Golf umbrella is synonymous with authenticity, innovation and quality. We strive to continually extend our brands' positions as leaders in the development and implementation of advanced performance technologies in our products including clubs, balls, footwear and apparel. Our mission is to have the leading performance golf brands in the world.

TaylorMade: Focus on Premium Golf Equipment and Balls

By focusing on innovation and technology, TaylorMade is the leading brand in the metalwoods category and the market leader in the hybrid and fairway woods categories in the world's biggest golf market, the USA. We are committed to continuously providing golfers with the most technologically advanced golf equipment in all product categories and target consumers who seek the most innovative, performance-enhancing golf products available. Therefore, we consistently build on and enhance our industry-leading technologies, applying them in new product categories. In 2006, for example, we successfully launched a new series of r7® irons featuring enhanced Inverted Cone Technology. Additionally, we are positioning TaylorMade as our premium golf ball brand that offers the most advanced tour-caliber golf balls played by top professionals. To make TaylorMade the most visible and recognized brand worldwide, we partner with several of the world's most popular and successful golfers such as Sergio Garcia, Retief Goosen, and Mike Weir. We support our product initiatives with industry-leading brand communication (see Campaigns and Products, p. 117). Going forward, our key strategic priorities for the TaylorMade brand are to further advance TaylorMade as the No. 1 driver brand on the world's major professional golf tours, to extend the position as the leading driver, fairway wood and hybrid brand on the PGA Tour and to promote TaylorMade as a supplier of premium, tour-quality golf balls.

adidas Golf: Technology-Infused Golf Apparel and Footwear

adidas Golf is the fastest-growing footwear and apparel brand in golf, as a result of our steady commitment to developing great-looking, great-feeling, performance-enhancing products. In the golf footwear market, we have established adidas Golf as an industry leader by introducing stylish high-performance products such as the award-winning Tour 360 golf shoe. With the introduction of the adidas ClimaCool®, Clima Compression and ClimaProof® technologies in golf apparel, we have positioned adidas Golf as the most innovative performance apparel brand in the golf market. Through our unique approach to golf footwear and apparel, we target active, serious, athletically inclined golfers who understand that the right technologies can dramatically improve the performance of footwear and apparel. Therefore, it remains our key priority to sustain adidas Golf's position as a serious yet stylish performance footwear and apparel brand by continuously incorporating industry-leading design and technology into our products. Our partnerships with professionals such as Sergio Garcia, Jim Furyk, Tom Lehman and Natalie Gulbis combined with our marketing campaign "Equipment for Your Body", which emphasizes the importance of the right footwear and apparel for a golfer's performance (see Campaigns and Products, p. 117), help us to effectively present our brand to consumers.

Maxfli: Value Orientation in Golf Ball Category

During the last year, we have repositioned Maxfli as a top-value golf ball brand. Maxfli creates and offers technologically advanced performance-oriented golf balls at great value. With the Maxfli brand we primarily target value-minded golfers who covet long distance and want to feel different, not following the mainstream but making their own choices. To effectively present our new positioning, we entered into a partnership with John Daly in 2006, one of the most popular and recognizable golfers in the world who resonates well with a broad cross-section of consumers. Being a fun-loving player with a passion of hitting the ball hard, an approach to golf that we call "Long Ball Rebel", Daly perfectly personifies the Maxfli brand. Going forward, our focus at Maxfli will be to drive the positioning as a performance brand creating and offering balls that provide excellent speed, distance and feel.

Brand-Specific Wholesale Distribution

Due to their different product offering, all brands at TaylorMade-adidas Golf follow a different distribution strategy. At the TaylorMade brand, we focus on retail partners that can effectively showcase the performance advantages of TaylorMade products. Therefore, our core channels include off-course golf specialty retailers, green grass retailers and sporting goods retail formats with golf-specific departments. In line with our brand positioning, our key distribution channels for adidas Golf footwear and apparel are primarily green grass retailers but increasingly also general sporting goods retailers that generally carry a significant portion of softgoods. In addition, we leverage the existing adidas own-retail network. To fully capture Maxfli's potential in the value segment, we distribute our products through all golf-related retail formats.

Pricing Strategy Reflects Brand Positioning

Our pricing policy mirrors the positioning of our brands in the golf market. To underline the premium positioning of the TaylorMade brand, our pricing strategy includes dominating the market at top price points and competing aggressively in the high-volume mid-price segment. At adidas Golf, to support our market perception as an innovative performance golf footwear and apparel brand, we primarily sell our products at premium price points. Maxfli targets the higher end of the value segment, offering technology-driven performance golf balls at high-value price points.

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Global Operations

The adidas Group's Global Operations function coordinates the development, commercialization, manufacturing and distribution of our products and leads the Group's efforts in supply chain improvement. Our products are almost entirely manufactured by independent suppliers, primarily located in Asia. Global Operations continually strives to optimize our Group's supplier network to increase cost efficiency throughout our supply chain and ensure consistently high product quality. The integration of Reebok into our supply chain will enable us to maximize buying power and leverage our additional scale to drive significant cost savings. We are committed to continuously improving both product creation and procurement to achieve optimal results in terms of quality, delivery performance, flexibility and speed-to-market.

Independent Manufacturers Produce adidas Group Products Independent manufacturers produce nearly 100% of our products. We provide these suppliers with detailed specifications for production and delivery. In 2006, we worked with 547 independent manufacturing partners (2005: 223 excluding Reebok). This excludes local sourcing partners for apparel, subcontractors, second tier suppliers and factories of our licensees. Of these suppliers, 66% were located in Asia, 19% were located in Europe (incl. Africa) and 15% in the Americas. 39% of all Asian suppliers were located in China. In order to ensure the high quality that consumers expect from our products, we enforce strict quality control and inspection procedures at our suppliers. In addition, we promote adherence to social and environmental standards throughout our supply chain (see Sustainability, p. 63).

Suppliers by Region[1]


Americas 15%
Asia 66%
Europe (incl. Africa) 19%

1) Figures only include adidas and Reebok brands, excluding local sourcing of apparel, subcontractors, second tier suppliers and licensee factories.

Footwear Production by Region[1]


Americas 1%
Asia 97%
Europe (incl. Africa) 2%

1) Figures only include adidas and Reebok brands.

Apparel Production by Region[1]


Americas 8%
Asia 76%
Europe (incl. Africa) 16%

1) Figures only include adidas and Reebok brands.

Asia Dominates Footwear Production

In 2006, Asia continued to be our most significant sourcing region for footwear. 97% of our total footwear volume for the adidas and Reebok brands was produced in this region (2005: 95% excluding Reebok). Production in Europe (incl. Africa) and the Americas represented 3% of our sourcing volume (2005: 5% excluding Reebok). China represents our largest source country with approximately 46% of the total volume followed by Vietnam with 25% and Indonesia with 23%. In 2006, our footwear suppliers produced 199 million pairs of adidas and Reebok shoes, up 62% from 123 million pairs in 2005 as a result of the inclusion of Reebok and strong organic growth at brand adidas. Although supplier concentration visibly increased in 2006 due to the acquisition of Reebok, our largest footwear factory only produced approximately 11% of our footwear sourcing volume for the adidas and Reebok brands. The Rockport brand, which is not serviced by our Global Operations function due to different sourcing requirements in the brown shoe business, has a separate operations team. Rockport sourced approximately 10 million pairs of footwear in 2006, primarily from China, Indonesia and Vietnam.

Apparel Production Driven by Asia

Asia also represented the most significant portion of our apparel source base with 76% of our total apparel volume coming from the region in 2006 (2005: 78% excluding Reebok), followed by Europe (incl. Africa) with 16% (2005: 16% excluding Reebok) and the Americas with 8% (2005: 6% excluding Reebok). China and Indonesia were the largest source countries, representing 23% and 15% of total apparel production, respectively. In total, our suppliers produced 230 million units of apparel for all Group brands in 2006 (2005: 177 million units excluding Reebok). The largest apparel factory produced approximately 8% of our total apparel volume in 2006. The majority of Reebok apparel volumes were sourced at our independent manufacturing partners through agents as opposed to the direct sourcing which is common practice at the adidas Group. As part of the integration of Reebok into our Group's supply chain, we will build in-house sourcing capabilities while steadily reducing the number of agents involved in the sourcing process.

Brand-Specific Hardware Production

The bulk of adidas and Reebok branded hardware products, such as balls and bags, were produced in Asia, representing 97% of the volume in 2006 (2005: 96% excluding Reebok). China remained our largest source country, representing 61% of hardware production, followed by Vietnam with 19% and Pakistan with 14%. The remaining 6% was sourced via other Asian and European countries. The majority of our hardware volume at TaylorMade and Reebok-CCM Hockey was also produced in Asia. In addition, both brands sourced a small portion of hardware products in the Americas and Europe. At TaylorMade, the majority of golf club components were manufactured in China and assembled by TaylorMade in the USA, China and Japan.

Reebok Integration Drives Cost Savings

The integration of Reebok has brought several benefits to our supply chain. Our integration efforts focus on maximizing our buying power, consolidating global contracts with our third party logistics providers and building in-house apparel capabilities at Reebok. In 2006, we established a new Global Logistics function to work across all brands as a single point of contact for negotiating with global service providers. One example of this team's early success was achieving significant savings across our transportation contracts for 2006 and beyond. With respect to buying power, we initiated our "World Class Buyer" program to maximize purchasing leverage across our brands. Consolidating volume across our first and second tier suppliers and adopting costing best practices will be the two primary drivers of cost savings in our Global Operations function going forward. In apparel, we will leverage adidas best practices and technologies to build in-house development and sourcing capabilities for Reebok. The business has so far been channeled through agents. This change will support Reebok apparel sales growth by ensuring more reliable deliveries and consistent quality.

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Strong Progress with "World Class Supply Chain"

In 2005, we started our "World Class Supply Chain" initiative to reengineer the way we do business at the adidas Group. Our goal is to be closer to the consumer than our competitors in order to optimize our product offering, to best attack market opportunities and to improve profitability. Therefore, we want to increase speed and flexibility throughout our supply chain. The essence of "World Class Supply Chain" is to move our business to five differentiated and dynamic business models targeting consumer needs. This initiative covers the whole concept-to-shelf process (i.e. all activities from the first product sketch to the final delivery to retailers) and encompasses marketing, sales and operations functions. In 2006, we successfully introduced the Brand and Evergreen models at brand adidas. The Brand model is designed to deliver our brand statement products with strong concepts. To drive brand image, these important product initiatives are supported by full-fledged customer service, marketing, retail and supply chain capabilities. Examples of such concepts are adidas_1 or Predator®. The Evergreen model provides short lead time and never-out-of-stock capabilities for our most commercial long-lifecycle products such as basic apparel lines. Both business models have been implemented at brand adidas in Europe, the USA and Asia. We expect to generate 20% of brand adidas revenues via the Brand and Evergreen products in 2007 and these new business models show an overproportionate sales growth potential going forward. In 2007, we will also launch the Quick Response and Global/Regional models. The Quick Response model will allow us to seize additional market opportunities with a three-month or six-month concept-to-shelf process and the Global/Regional model will focus on creating regional adaptations of global concepts to specifically address consumer needs in the respective market. We expect to implement a fifth model by 2008 and have the target to reduce the portion of our products that we create, manufacture and deliver on an 18-month cycle to 25% by 2010 (today around 75%).

Continued Optimization of Supplier Base

Strong supplier relationships remain a significant factor for both the outcome of our Global Operations activities and the Group's overall success. We work closely with our suppliers on key initiatives such as boosting efficiency, enhancing management systems, incorporating special handling programs and supporting quick response fulfillment programs in order to best serve our customers and capitalize on market opportunities. To facilitate a close working relationship with our suppliers, we have cross-functional teams based on-site at many factories. We measure the Group's suppliers based on quality and delivery performance criteria but also regularly monitor their social and environmental compliance (see Sustainability, p. 63). We further assess our suppliers using more subjective ratings such as customer satisfaction levels and innovation. Following the acquisition of Reebok, consolidating and optimizing our supplier base has become an even more important part of our Global Operations function. Our goal is to further reduce and optimize the overall number of suppliers to drive additional cost savings and increase sourcing efficiency. Reducing the supplier number allows us to realize scale benefits in purchasing and will help us increase consistency in product quality.

EU Anti-Dumping Duties Have No Material Impact

As we consistently strive to optimize our Group's sourcing structure, we closely monitor the probability of the imposition of quotas, tariffs and duties and proactively take measures to prevent significant financial impacts resulting from those restrictions (see Risk Report, p. 96). On October 5, 2006, the Council of the European Union imposed an anti-dumping duty on imports into the EU of footwear with leather uppers originating in China and Vietnam. These anti-dumping measures will be applicable for two years. Initial discussions about potential anti-dumping duties indicated that approximately 20% of our Group's footwear volume would have been impacted. However, we began sourcing these products from Indonesia and Thailand early in 2006 because of the potential imposition of import duties. As a result, when the legislation became effective, only limited fine-tuning of our source base and product allocation was necessary to eliminate virtually all negative impacts resulting from these duties. Going forward, we will continue to diversify our sourcing portfolio across all product types to gradually reduce reliance on China-only sourced product. Our overall plan is to reduce the proportion of sourcing volume in China by increasing capacities in other countries such as Indonesia, Vietnam and India. In 2006, we introduced India as a new footwear sourcing country and will gradually grow capacity there in the coming years.

Sustainability

The adidas Group must manage wide-ranging commercial and competitive pressures to deliver growth. Simultaneously, we have a responsibility towards our employees and the environment, to ensure decent working conditions and environmental standards are met throughout our global organization and supply chain. We always strive to manage both our own activities and our supply chain responsibly and to reduce our environmental impact. Moreover, we believe that acting as good corporate citizens will improve our corporate reputation and hence our economic value, helping us to be a sustainable company.

Open Dialog and Interaction with Stakeholders

We actively and systematically engage with our numerous stakeholders, involving them in key social and environmental decisions that shape day-to-day operations. In this way, we can balance interests, build consensus and enhance the transparency of our business. We pursue a policy of open dialog with stakeholders – debating issues and approaches and, where appropriate, forming partnerships to develop long-term solutions. We continue to drive and comment on industry best practice relating to stakeholders through our membership of organizations such as the World Business Council for Sustainable Development, Business for Social Responsibility, the World Federation of the Sporting Goods Industry and the Fair Labor Association. This provides the Group with the opportunity to work closely with top companies from various sectors to develop sustainable business approaches and to debate social and environmental topics on a global level. The adidas Group makes every effort to achieve open and transparent reporting. Comprehensive information on the Group's social and environmental programs is provided on our website under www.adidas-Group.com/sustainability.

Merging Leading Programs

Both the adidas Group and Reebok have strong track records in transparent reporting about social and environmental performance and supporting third-party verification of our programs. With the acquisition of Reebok, the Group's ambition is to combine the best of both programs in a new adidas Group Social and Environmental Affairs (SEA) team. During 2006, we revised our social and environmental program to incorporate new standards, guidelines and procedures, covering supplier guidance, initial factory assessments and compliance monitoring. Our assessments are now recorded in an industry-wide data management system (Fair Factory Clearing House) that Reebok helped establish. This facilitates the exchange and increased transparency of compliance-related information within our industry. The outcome is a more robust program that will deliver stronger results in improving social and environmental conditions.

Setting Clear Standards

The adidas Group's Workplace Standards are based on the International Labour Organization (ILO) and UN conventions relating to human rights and employment practices, and follow the World Federation of the Sporting Goods Industry's model code of conduct. Our Workplace Standards contain clear rules of conduct regarding environmentally sound, safe and healthy working conditions, fair wages and benefits, freedom of association, prohibition of excessive overtime, forced and child labor, and protection against harassment and discrimination. The Standards help us to select business partners that have workplace standards and business practices consistent with our values and to reject those that do not. As guiding principles they also help identify potential problems so that we can work with our business partners to address issues of concern as they arise.

Encouraging Self-Governance through Management Systems

Good management systems help factories improve their day-to-day operations and support the process of internalization and self-governance. Therefore, we support our business partners in pursuing the opportunity for certification with internationally recognized standards such as ISO (International Standardization Organization) 9000 and 14001 for quality and environmental management and OHSAS (Occupational Health and Safety Assessment Series) 18000. By establishing a certified management system, our suppliers demonstrate this commitment to continuously improve their performance. We help them build or improve human resources systems at factories to maintain good working conditions, including factory grievance systems to routinely find and fix non-compliance problems. Further, we empower workers to protect their own rights and take an active role in decisions that affect their lives. In 2006, there were 35 adidas Group footwear suppliers' factories worldwide certified in accordance with OHSAS 18000, ISO 14001 and/or the ISO 9000 series.

Achieving Sustainable Compliance with Tailored Training

Our practices are geared to encourage suppliers to take responsibility for compliance themselves in the longer term. To achieve long-term sustainable compliance, we consider training even more important than monitoring and policing factories. Through training, factory managers become better at communicating and creating the conditions for workers to openly express issues that need improving. Therefore, our SEA team offers specific training courses for suppliers' supervisors and managers to help them apply our Standards. Furthermore, we promote the establishment of sustainable structures that actively involve the workers and management of our suppliers, local employee associations and non-governmental organizations. In this way, acceptable working conditions become a routine part of business activities. In 2006, the SEA team conducted 173 (including Reebok) training sessions and workshops for suppliers, workers and adidas Group employees (2005: 225, including Salomon excluding Reebok). The training activities took place in our suppliers' factories, in adidas Group offices and in regional workshops.

Assessing Non-Compliance through Monitoring Initiatives

The SEA team assesses compliance with our Workplace Standards by means of factory inspections. Team members also act as change agents, actively advising our business partners how to correct any instances of non-compliance and how to prevent future non-compliance. Our SEA team collaborates closely with other Group and brand functions such as Global Operations, Marketing, Product Development and Human Resources. It is directly involved in developing and updating corporate policies and operating procedures related to social accountability, product safety and compliance with environmental laws and regulations. Our team members are represented locally in close proximity to supplier factories in Asia, Europe, Middle East, Africa and the Americas. During 2006, 1,101 factory visits (including Reebok) involving management and worker interviews, document review, facility inspections and trainings, were conducted at different levels in our supply chain (2005: more than 680 visits, including Salomon excluding Reebok).

External Independent Monitoring and Verification

In addition to the monitoring work of our SEA team, we value independent assessment by third parties to demonstrate the credibility of our internal program. In 1999, we joined the Fair Labor Association (FLA), a non-profit multi-stakeholder coalition of private corporations, non-governmental organizations and universities. As a member, the adidas Group is subject to external assessment by independent monitors, participation in the FLA third-party complaint system and public reporting. The organization publishes an annual report that includes a transparent evaluation system for the results of participating companies. Following an extensive review of the Group's compliance program, the FLA accredited the monitoring program of the adidas Group excluding Reebok in May 2005. Reebok became the first company to receive this FLA designation when its footwear compliance program was accredited in April 2004. In June 2005, Reebok's apparel compliance program was also accredited by the FLA. The programs apply for re-accreditation every two years. Therefore, Reebok's footwear compliance program was re-accredited in October 2006. Since joining the FLA, more than 200 Independent External Monitoring (IEM) audits and verification visits were conducted at adidas and Reebok suppliers.

Termination of Business Relationship as Last Resort

We work in partnership with our suppliers and give them guidance and training where necessary to analyze the underlying causes of non-compliance and to implement corrective measures. In case of continuous non-compliance with the Workplace Standards, we see termination of the business relationship as a last resort because, whenever possible, we prefer to stay in partnership and to work from the inside to help encourage factory improvements.

Employees

At the adidas Group, we know that our people are crucial to our success. Becoming the global leader in the sporting goods industry depends on the performance, potential, enthusiasm and dedication of our employees. The way we reward our staff has to be fair and related to Group and individual achievements. We aim to develop our employees with opportunities for career progression, while striving to promote a culture that celebrates our diversity, promotes global mobility and helps our staff achieve a healthy work-life balance. adidas Group employees have a responsibility to adhere to our employee code of conduct; and as employers we have a responsibility to ensure their health and safety at work.

Number of Employees[1]


2002 14,716
2003 15,686
2004[2] 14,219
2005[2] 15,935
2006[3] 26,376

1) At year-end
2) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
3) Including Reebok business.

Employees by Region[1]


Latin America 4%
Europe 42%
Asia 19%
North America 35%

1) Including Reebok business.

Reebok Consolidation Drives Employee Growth

At December 31, 2006, the Group employed 26,376 people, which represents an increase of 66% versus the previous year's level of 15,935. This strong growth is mainly related to the acquisition of Reebok. In addition, new employees were primarily added in adidas own-retail activities as well as at adidas in Asia. The Group excluding Reebok employed 18,821 people at year-end. Personnel expenses increased 54% to € 1.087 billion in 2006 from € 706 million in 2005 (see Note 26, p. 173), representing 29% of the Group's total operating expenses (2005: 28%). Personnel expenses for the Group excluding Reebok increased 13% to € 800 million.

Workforce Spread around the Globe

Our employees work at more than 150 locations around the world. In 2006, 42% of our staff were employed in Europe (2005: 50% excluding Reebok), 35% in North America (2005: 22% excluding Reebok), 19% in Asia (2005: 24% excluding Reebok) and 4% in Latin America (2005: 5% excluding Reebok). The strong growth in the number of employees in North America was attributable to the acquisition of Reebok, where the majority of the workforce is US-based.

Highly-Qualified Multi-Cultural Workforce

One of our Group's strengths is the cultural diversity of our workforce. We believe this diversity helps us to sustain a competitive advantage, to foster motivation and to ensure organizational success and stability. Therefore, we are committed to understanding, valuing and incorporating the growing diversity of our global marketplace into the corporate culture of the adidas Group. As a result, our workforce comprises men and women of various nationalities, cultures, religions and races, who encompass a wide range of experience, skills and mentalities. At our corporate headquarters, for example, we have employees from over 40 countries. Diversity for us also includes encouraging healthy discussion throughout our workforce. Via our global intranet, we offer our employees the opportunity to exchange ideas directly with top management and submit suggestions for improving our business. This supports our pursuit of continuous improvement in a cost- and time-efficient way.

Five Core Processes Define Human Resources Function

Having strong Human Resources capabilities will provide us with a competitive edge both within and outside our industry. The main goals of our Global Human Resources function are to create a working environment that stimulates team spirit, passion, engagement and achievement, to instill a performance culture, and to make the adidas Group the "employer of choice". As we strive to identify, recruit and retain the most talented people and develop career opportunities for them, our Human Resources function focuses on five core processes: attracting, recruiting, developing, rewarding, and retaining staff.

Employees by Function in %

	2006[1]	2005[2]
Own retail	29	32
Sales	21	16
Logistics	16	18
Marketing	10	13
Central functions & administration	10	11
Production	7	3
Research & development	4	4
IT	3	3
Total	26,376	15,935

1) Including Reebok business.
2) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Superior Attracting and Recruiting Efforts

To become and remain the "employer of choice", we strive to consistently enhance our employer branding, i.e. to position the adidas Group as an attractive and credible employer. In order to attract future high-potential employees, we closely cooperate with universities and recruiting platforms, illustrating our Group's employment proposition. In 2006, we ranked second of the 100 most attractive employers for business students according to The European Student Barometer, the largest survey of university students across 14 European countries conducted by the trendence Institute for Personnel Marketing. This clearly underlines our successful efforts to increase our attractiveness as an employer. To strengthen our workforce, we not only need to attract but also to recruit high potentials. In order to have access to the best suitable talent on a global scale, we launched the "World Class Recruiter" initiative in 2006, in which we established a new strategic recruiting and employer branding competence center for the Group. We are also partnering with an external software provider to roll out our global e-recruiting platform to increase the efficiency, effectiveness and speed of our recruitment process. Other initiatives include continuous improvement to our workforce planning and orientation programs as well as to our employee integration process.

Nurturing Emerging Employees

We strive to provide our emerging employees (i.e. apprentices, interns and trainees) with the best possible start into our workforce. To this end, we have set up clearly defined and targeted programs which allow us to support them in their quest for knowledge and experience while learning more about their strengths and potential for next possible career opportunities within the adidas Group. Our business administration and retail apprenticeship programs in Germany offer young people who want to join our Group straight out of high school with the opportunity to gain relevant business experience in a three-year rotation program. The goal of our global internship program is to provide university students with a challenging and interesting four to six months work experience period within the adidas Group. With our "Re-Bound" Program, we want to attract our former "best-of-class" interns to remain in contact with the adidas Group after finishing the original internship and to become future employees. In addition to our apprenticeship and internship programs, we offer students with an international background and excellent educational credentials the opportunity to start their career with the adidas Group in our 12- to 18-month functional trainee program. On top of this functional program, we have implemented an international cross-functional and cross-brand "Business Management Program", hiring 10 top talents and training and developing them to take over management positions in the future.

adidas Group Personnel Development


Performance Culture
Leadership Excellence
Actual Performance
Performance Management
Talent Management

Employee Development Based On Three Success Drivers

Just like athletes, our Group's employees need a training plan to build on their strengths, overcome their own challenges and improve their technique to achieve their goals. In 2006, we further extended our development program. This incorporates behavioral, managerial, technical and language training for different target groups. We base our efforts on three success drivers:

» Leadership Excellence: All members of senior and middle management are encouraged to instill a performance culture in our teams by acting as role models.

» Performance Management: Evaluation tools such as PEP ("Performance Evaluation and Planning") which are part of our Global Salary Management System measure employees' current performance based on job and competency requirements and link performance levels directly to compensation.

» Talent Management: With specifically designed talent management tools and processes, we identify employees at all levels who have the potential to become leaders in the business. In order to prepare them for new and more complex future roles, they participate in targeted development programs for various levels within the organization. In 2006, we rolled out a new Management Development Program and Executive Development Program to actively support the long-term employability and retention of our top talents.

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Performance at Core of Remuneration System

Our Global Salary Management System sets employees' salaries in a clear, understandable and measurable way. It relates to performance evaluation and uses a clearly defined system for setting salaries in line with market requirements and performance levels. Managers and the HR department can evaluate where each employee currently is within the system based on his/her current salary and where he/she should be. We also offer various attractive variable compensation components:

» Pay for Performance bonus program: More than 20% of all employees receive this variable salary component with an average of 20% of their remuneration linked directly to individual and Group performance.

» Long-Term Incentive Programs (LTIP): These include brand- or business-specific three-year plans for senior managers that are based on the achievement of financial as well as compliance targets (see Compensation Report, p. 30).

» Management Share Option Plan (MSOP): Beneficiaries of the MSOP (members of Executive Board and senior management) may exercise stock options granted to them in five tranches since 1999 if at least one of two performance criteria is met (see Note 33, p. 178).

» Other benefits include our 401-K pension plans in the USA and the PP 2000 pension plan for our employees in Germany. In 2006, 1,154 employees participated in the latter, which represents an increase of 7% compared to the previous year.

Successful Retention Efforts

To ensure we retain our key employees, we strive to have a happy, highly-motivated workforce. We offer our employees a challenging, fun and financially rewarding working environment, where fair competition and a responsible attitude towards the environment and our internal and external business relationships are encouraged. Through our Work-Life Balance Program we aim to harmonize the Group's commercial interests with the private and family needs of our employees, because we are convinced that every employee's quality of life should be improved by working for the adidas Group. This program includes family-oriented services, flexible work time and place, people development and leadership competence related to work-life balance. Additionally, we offer our employees a wide range of sports activities at our major sites.

Significant Progress in Reebok Integration

Bringing together colleagues from Reebok and the adidas Group, managing the change process, ensuring a fair and transparent appointment process for the leadership positions in the new Group and harmonizing people and performance management-related topics were major focus points in 2006. We completed an extensive appointment process (over 1,000 new appointments) partnering with an external consultant to assure fairness and consistency. In addition, we have aligned our Human Resources systems and enabled Reebok employees to participate in the Group's personnel development programs, giving them access to a wider range of career opportunities. Our regular "pulse check" that measures employee alignment and engagement in the integration process underscores that our employees are growing together in an environment of trust, willingness to change and passion to perform.

Managers Ensure Compliance with Code of Conduct

In 2006, a multi-cultural team from various functions and geographies within the Group developed and established our new Global Code of Conduct (see Corporate Governance Report, p. 26). All managers with personnel responsibility are now accountable to ensure compliance with the Code. Employees who violate the law or the Code of Conduct while conducting Group business will be subject to disciplinary measures up to and including termination of employment.

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Research & Development

We believe that product innovation leadership is critical to the sustained success of our Group. As a result, we invest considerable resources into continuously developing technological innovations and contemporizing our design philosophy, to best unite our brand values with the unique needs of our consumers. The research and development process is driven by internal teams of designers, product developers as well as in-house experts from the fields of biomechanics, materials technology, product and process engineering and similar disciplines.

Brand-Specific Global R&D Activities

Research and development within the adidas Group is organized in a decentralized structure, i.e. each brand separately runs its own research, design and development activities, with major locations in several countries. Our brand teams collaborate closely, sharing fundamental and biomechanical research to utilize the full scope of our R&D organization. In addition, our brands share existing technologies. The adidas TORSION® technology, for example, will be applied across a collection of Rockport men's footwear in 2007 (see Campaigns and Products, p. 117). Furthermore, our research and development functions work with our vast network of manufacturing partners around the globe, to increase efficiency in the product development and engineering processes.

Highly Skilled Technical Personnel

For all our brands, the foundation and success of our R&D efforts depend on bringing together a diverse and highly skilled workforce, and providing them with cutting-edge technology. Personnel expenses represent by far the largest portion of R&D expenses, accounting for over 67% of total R&D expenditure. At December 31, 2006, 1,040 people were employed in the Group's R&D activities compared to 636 employees in 2005 (+64%). This represents 4% of total Group employees (2005: 4%). The increase in employees was mainly driven by the first-time inclusion of Reebok R&D staff. The R&D departments for each brand comprise experienced teams from different areas of expertise including mechanical engineering, materials engineering, industrial design, biomechanics, finite element analysis, advanced CAD design and product development. Our teams also include commercialization engineers as well as experts in production techniques, costing, packaging and IT systems.

Holistic R&D Approach at adidas

R&D activities at adidas focus on the development of revolutionary footwear, apparel and hardware technologies. To solidify the adidas brand's position as a leader in technology and innovation, the adidas Innovation Team (ait) is responsible for developing cutting-edge technologies and concepts in all product categories. ait creates products that drive the success of the adidas brand, to give consumers exciting and relevant sports experiences. The team is divided into groups that focus on individual product categories such as basketball or football or cross-category project areas such as Intelligent Products or Energy Management Systems (cushioning technologies). These groups see the complete R&D process through from initial sketches to final production. R&D projects follow a holistic approach that involves collaborating with professional and recreational athletes to test and optimize products according to their needs and ideas. This concept of an R&D team creating market-ready products clearly is a competitive advantage in the sporting goods industry. adidas does not purchase any R&D expertise except fundamental research. To that extent, the team collaborates with well-established global research partners such as the Sports Technology Research Group of the University of Loughborough, England on long-term projects studying, for example, the characteristics of footballs or motion analysis in running and basketball. As a result of multi-faceted R&D projects, the ait has developed major innovations for 2007 which include adidas_1 intelligent footwear technology in running and basketball, BOUNCE™ in footwear, ForMotion™ in footwear and apparel and TechFit™ Powerweb in functional apparel.

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Divisional R&D Structure at Reebok

Within the Reebok segment, the Reebok, Reebok-CCM Hockey and Rockport divisions run separate R&D teams due to the different product offering of each. At brand Reebok, the R&D team creates footwear, apparel and equipment with the primary focus being the enhancement of fit and comfort for the consumer. The main goal of this R&D team is to develop product that provides a perfect fit for the consumer based on function, aesthetics and value. The R&D team at Reebok-CCM Hockey is dedicated to continuously creating innovative state-of-the-art hockey equipment used by both professional and recreational players. Rockport's R&D function primarily focuses on developing insole components of footwear while incorporating the Group's advanced proprietary athletic footwear and also industry-leading proprietary technologies into the outsole of both casual and dress shoes. R&D at all Reebok divisions includes a development/engineering team as well as a design and commercialization team, a human performance laboratory and a prototype sampling group with the product marketing teams in each strategic business unit. Major projects involve extensive biomechanical, fit, wear and materials testing and include collaborative tests with athletes. To further increase competitiveness, Reebok's divisional R&D teams are extending own R&D activities while significantly reducing the utilization of R&D expertise purchased from external parties. The teams, however, continue to work in partnership with contracted manufacturers to share R&D resources. The Reebok R&D teams developed several important technologies to be used in 2007 products including the Kinetic Fit System (KFS), THE PUMP™ 2.0 custom fit technology, DMX footwear cushioning, PlayDry moisture management and the Rbk EDGE Uniform System™.

Major R&D Locations and Activities

	Main Activities	Location
adidas	Global Development Center (ait)	Herzogenaurach, Germany
	Global Development Center (ait)	Portland/Oregon, USA
	Global Testing Center (ait)	Scheinfeld, Germany
	Asian Design & Development Center	Shanghai, China
Reebok	Global Development & Testing Center	Canton/Massachusetts, USA
Reebok-CCM Hockey	Development & Testing Center	Montreal/Quebec, Canada
	Development & Testing Center	Saint-Jean-sur-Richelieu/ Quebec, Canada
Rockport	Global Development & Testing Center	Canton/Massachusetts, USA
TaylorMade-adidas Golf	Global Development & Testing Center	Carlsbad/California, USA

Industry-Leading R&D at TaylorMade-adidas Golf

Experts widely believe that success in the golf market is primarily determined by the ability to constantly introduce and commercialize innovative performance technologies and products. TaylorMade-adidas Golf continually strives to adhere to that tenet by designing and developing industry-leading equipment, utilizing an array of sophisticated tools to improve existing technologies and introduce revolutionary new ones. Before products are brought to market, the R&D team conducts extensive testing activities including frequent and thorough input and feedback from tour professionals. In addition to undertaking own R&D activities and utilizing the ait's know-how in adidas Golf footwear and apparel, TaylorMade-adidas Golf also purchases external hardware expertise amounting to 20% of the total R&D expenditure at the brand. Examples of this include 3-D animation technology used in the MATT system and ultra-thin driver casting capabilities to cast driver walls less than 0.8 millimeters thick. 2007 golf equipment technologies and products developed by the innovation teams of TaylorMade-adidas Golf or adidas include TaylorMade's Movable Weight Technology™, Inverted Cone Technology, AGSI (Anti-Skid Groove System Insert) Technology, the Maxfli Fire, Maxfli Tour Fire and Maxfli PowerMAX golf balls, and adidas Golf's ClimaCool® and Clima Compression apparel technologies.

Rule 12g3-2(b) File No. 082-04278

First-Time Consolidation of Reebok Impacts R&D Expenses

Given the short product lifecycles in the sporting goods industry, R&D costs at the adidas Group are recognized as expense in the period in which they are incurred and are not capitalized. The increase in employees, primarily as a result of the acquisition of Reebok, drove R&D expenses higher by 56% to € 98 million in 2006 (2005: € 63 million). For the Group excluding Reebok, R&D expenses increased 14% to € 72 million. In 2006, R&D expenses represented 2.6% of total operating expenses versus 2.4% in the prior year. R&D expenses as a percentage of sales increased slightly to 1.0% from 0.9% in 2005. Other related expenses for product development and market research, for example, were incurred as part of the Group's other operating overheads.

Active Trademark and Patent Protection Policy

To capitalize on the Group's R&D achievements, we seek to gain trademark and patent protection for our key products, technologies and innovations in all major markets for footwear, apparel and hardware. We hold registered trademark rights or have applied for trademark protection for the Group's brands and other proprietary names in most countries around the world. Our business is not dependent upon any single patent or licensed technology. As part of our business policy, we rigorously defend the adidas Group's trademarks and patents by monitoring and prosecuting infringements of trademark and patent rights around the world (see Risk Report, p. 96).

R&D Expenses € in millions

2002[1]	85
2003[1]	86
2004[2]	59
2005[2]	63
2006[3]	98

1) Including Salomon business segment which was more research intensive due to its significant hard goods exposure.
2) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
3) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

R&D Expenses in % of Net Sales

2002[1]	1.3
2003[1]	1.4
2004[2]	1.0
2005[2]	0.9
2006[3]	1.0

1) Including Salomon business segment which was more research intensive due to its significant hard goods exposure.
2) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
3) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

R&D Expenses in % of Operating Expenses

2002[1]	3.6
2003[1]	3.7
2004[2]	2.6
2005[2]	2.4
2006[3]	2.6

1) Including Salomon business segment which was more research intensive due to its significant hard goods exposure.
2) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
3) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Successful Product Introductions Highlight R&D Strength

Developing industry-leading technologies is only one aspect of being an innovation leader. Even more important is the successful commercialization of those technological innovations. The majority of the adidas Group's sales in 2006 were generated with products newly introduced in the course of the year. At brand adidas, products launched in 2006 accounted for 79% of brand sales. Only 5% of total sales were generated with products introduced three or more years ago. Two examples of how adidas transformed technological innovations into commercial success in 2006 are the first modular football boot +F50 TUNIT and the +Teamgeist™ match ball of the 2006 FIFA World Cup™. After being launched in the market in March 2006, sales of the +F50 TUNIT football boot clearly surpassed our original targets. Similarly, after successfully launching the +Teamgeist™ in December 2005 featuring a completely new 14-panel configuration, sales figures clearly exceeded our original targets. An example of how Reebok successfully commercialized R&D efforts in 2006 is the Trinity KFS running shoe introduced in 2006, featuring both the innovative KFS upper material construction and DMX cushioning. This shoe was very well received at retail and won the prestigious Global Runner's World Editor's Choice award. In the TaylorMade-adidas Golf segment, current products (i.e. products launched in the last 18 months, which is the typical product lifecycle in golf) represented 79% of total sales. Products that had been brought to market three or more years ago accounted for 8% of TaylorMade-adidas Golf sales. As in prior years, all our brands will launch several new highlight products during the course of 2007 featuring major technologies (see Subsequent Events and Outlook, p. 106).

Rule 12g3-2(b) File No. 082-04278

Group Business Performance

In 2006, the adidas Group again delivered strong financial performance with sales growth significantly outpacing Management's initial expectations. Gross and operating margin as well as net income attributable to shareholders developed in line with Management's expectations. Currency-neutral sales increased 53%, driven by the first-time consolidation of the Reebok business as well as strong development of the adidas and TaylorMade-adidas Golf segments. Sales for the adidas Group excluding Reebok grew 14% on a currency-neutral basis. In euro terms, adidas Group revenues grew 52% to € 10.084 billion in 2006 from € 6.636 billion in 2005. Sales for the adidas Group excluding Reebok grew 14% to € 7.548 billion in 2006. The Group's gross margin declined 3.6 percentage points to 44.6% of sales in 2006 (2005: 48.2%), primarily as a result of the first-time consolidation of the Reebok business. The Group's gross profit, however, increased 41% to reach € 4.495 billion in 2006 versus € 3.197 billion in 2005. The Group's operating margin declined 1.9 percentage points to 8.7% from 10.7% in 2005, mainly impacted by the first-time consolidation of the Reebok business. The Group's operating profit, however, increased 25% to € 881 million in 2006 versus € 707 million in 2005. Net income from continuing operations of the adidas Group grew 14% to € 496 million in 2006 from € 434 million in 2005. The Group's net income attributable to shareholders increased 26% to € 483 million from € 383 million in 2005. Basic earnings per share from continuing and discontinued operations increased 16% to € 2.37 in 2006 versus € 2.05 in 2005.

Economic and Sector Development

Rate of Global Economic Expansion Slows

In 2006, the global economy grew around 4%, although growth decelerated in the course of the year as a result of rising commodity prices and tightening monetary policies in several industrialized countries. In line with a marked increase in consumer confidence, growth of the European economy strengthened considerably in the course of 2006 to reach approximately 2.5% for the full year. The region's emerging markets again outperformed the Western economies with growth rates above 5%. In the USA, economic growth again exceeded 3% in 2006, but slowed over the course of the year as a result of weakness in residential investment and industrial production which more than offset solid export growth. The Asian economies continued their stable economic upswing from previous years, again making Asia the most dynamic economic region in the world. For the region as a whole, GDP again grew almost 8%. In Japan, the economy expanded by around 2%, while growth in China exceeded 10%. The region's other emerging markets developed positively as a result of flourishing export activity. The Latin American economies continued to benefit from the global surge in commodity prices and the healthy world economy which supported export activity, reaching GDP growth of around 4.5% in 2006.

Regional GDP Development[1]


10
8
6
4
2
0
EU
USA
Asia (excl. Japan)
Japan
China
Latin America
— 2006
— 2005

Source: OECD, Allianz, Deutsche Bank

1) Real GDP, percentage change versus prior year; 2006 figures are estimated.

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Quarterly Consumer Confidence Development by Region


130
100
70
Dec. 05
Mar. 06
Jun. 06
Sep. 06
Dec. 06

— USA, Source: Conference Board
— Euro Zone, Source: European Commission
— Japan, Source: Economic and Social Research Institute, Government of Japan

1) Index: December 31, 2005 = 100

Exchange Rate Development[1] € 1 equals

	Average rate 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	**Average rate 2006**
USD	1.2453	1.2104	1.2713	1.2660	1.3170	**1.2562**
GBP	0.6839	0.6964	0.6921	0.6777	0.6715	**0.6820**
JPY	136.91	142.42	145.75	149.34	156.93	**146.08**

1) Spot rates at quarter-end

Regionally Mixed Development of Sporting Goods Industry

The sporting goods industry had a mixed regional development in 2006. The European sporting goods industry largely focused on the 2006 FIFA World Cup™, which helped to compensate for subdued consumer spending in the first half of the year. Nonetheless, footwear sales decreased at low-single-digit rates in 2006 compared to the previous year, whereas apparel sales increased at low-single-digit rates, largely driven by the increased football offering. From a country perspective, strong growth in Spain and Italy was offset by promotional market conditions particularly in the UK, which led to declines in volume and price points. Average selling prices fell across the region with the exception of Germany and Spain. The sporting goods industry in North America was dominated by a shift towards sport fusion styles which gained strongly on the back of significant losses in the classics category. The footwear market increased by low-single-digit rates in 2006 compared to the prior year, whereas the apparel market grew at high-single-digit rates. In addition to the sport fusion category, skateboarding increased markedly, whereas basketball and running decreased compared to the prior year. Amongst retailers, industry growth was strongest in the sporting goods and family footwear channels, whereas athletic specialty sales declined moderately. Average selling prices increased marginally across the industry. In the Asian sporting goods market, consumer demand and retail sentiment remained strong throughout the region, so that the industry grew by high-single-digit rates in 2006. Stagnation in Japan and the region's other industrialized countries was more than compensated by strong growth in China and the region's other emerging markets. Average selling prices were stable in most of the region's countries. In Latin America, the sporting goods industry developed in line with the overall economy and recorded a mid-single-digit sales increase compared to the prior year. Average selling prices were stable.

adidas Group Outpaces Industry and Overall Economic Growth

In 2006, adidas Group revenues grew significantly faster than both the economy and the sporting goods industry in all regions, even excluding the effects from the first-time consolidation of Reebok. Private consumption and consumer confidence are important factors contributing to the development of our industry. In 2006, as expected, the sporting goods industry outperformed the economy in most regions, boosted by major sporting events such as the 2006 FIFA World Cup™, and increasing demand for sports-inspired footwear and apparel. Through our strong product offering, driven by major product innovations and attractive designs in several categories, we were able to grow faster than our major competitors in terms of both sales and profitability.

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Income Statement

First-Time Consolidation of Reebok Impacts 2006 Results
The business of Reebok International Ltd. (USA) and its subsidiaries, which was acquired to broaden the adidas Group's product offering and to increase the Group's long-term growth opportunities, is consolidated within the adidas Group as of February 1, 2006. The adidas Group's 2006 reported financial results were significantly impacted by this consolidation. Most visible is the strong increase in Group sales. The Group's gross and operating margins, however, were negatively impacted by Reebok's lower than Group average margins as well as accounting effects from purchase price allocation such as the impact of fair values charged to expense in the income statement (see Reebok Business Performance, p. 91). In addition, the Group's IBT was negatively impacted by the financing of the Reebok acquisition, which led to a significant increase of the Group's financial expenses in 2006. The performance of this business is shown in the Reebok segment. Reebok's results are not comparable with 2005 reported results for several reasons (see Reebok Business Performance, p. 91). As a consequence, no prior year figures for the Reebok segment are given at the Group level. However, to show Reebok's comparable development, prior year sales figures are provided in the Reebok section of this report.

Exceptional Factors Impact 2006 Operational Performance
In 2006, several other exceptional factors influenced the reported operating results for the Group and the segments. Over the course of the year, brand adidas was positively influenced by strong sales related to the 2006 FIFA World Cup™, which took place in our home market Germany and for which adidas was Official Sponsor, Supplier and Licensee. TaylorMade-adidas Golf was positively impacted by the inclusion of the Greg Norman apparel business until the end of November, when the business was divested. Sales recorded in the HQ/Consolidation segment increased strongly, positively impacted by € 86 million of sales related to the Group's cooperation agreement with Amer Sports Corporation, under which the adidas Group sources softgoods for Salomon at a fixed buying commission for a limited period in an effort to support the transfer of Salomon's business activities to Amer Sports Corporation. However, this agreement includes margins significantly below the Group's average and therefore negatively impacted the Group's gross and operating margin development in 2006. In addition, Reebok's operating margin was negatively impacted by additional costs in connection with the closure of production facilities at manufacturing partners in Indonesia in the fourth quarter of 2006. The Group's minority interests were impacted by the purchase of the remaining 9% of shares from the joint venture partner of the adidas subsidiary in India as well as by the purchase of the remaining 49% of shares from the joint venture partner of the adidas subsidiary in Korea, effective February 1, 2006 and September 1, 2006, respectively (see Note 5, p. 156).

Net Sales € in millions


2002 6,523
2003 6,267
2004[1] 5,860
2005[1] 6,636
2006[2] 10,084

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Net Sales by Quarter € in millions


Q1 2005[1] 1,674
Q1 2006[2] 2,459
Q2 2005[1] 1,516
Q2 2006[3] 2,428
Q3 2005[1] 1,924
Q3 2006[3] 2,949
Q4 2005[1] 1,521
Q4 2006[4] 2,248

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Including Reebok business segment from February 1, 2006 onwards.
3) Including Reebok business segment.
4) Including Reebok business segment, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Rule 12g3-2(b) File No. 082-04278

Group Sales Surpass € 10 billion in 2006

In 2006, Group sales increased 53% on a currency-neutral basis, strongly supported by the first-time consolidation of Reebok. In euro terms, Group revenues grew 52% to € 10.084 billion in 2006 from € 6.636 billion in 2005, exceeding the € 10 billion level for the first time in the Group's history. Sales for the adidas Group excluding Reebok increased 14% on a currency-neutral basis. Double-digit growth was generated in all regions except Europe, where sales increased by high-single-digit rates. Sales for the adidas Group excluding Reebok grew 14% in euro terms to € 7.548 billion in 2006 from € 6.636 billion in the prior year, representing the highest organic growth of the adidas Group within the last eight years.

Double-Digit Growth at adidas and TaylorMade-adidas Golf

The adidas segment was the main driver of the Group's organic sales growth in 2006. Currency-neutral adidas revenues grew 14% in 2006 driven by increases in nearly all Sport Performance categories as well as double-digit growth in the Sport Heritage and Sport Style divisions. First-time consolidation of the Reebok segment added € 2.473 billion in sales to the adidas Group. At TaylorMade-adidas Golf, currency-neutral revenues increased 22%. This strong performance was driven by solid growth in nearly all major product categories. Further, the inclusion of the Greg Norman apparel business, which was acquired as part of the Reebok acquisition, also had a positive impact on the Group's sales development. Sales recorded in the HQ/Consolidation segment increased by 97% on a currency-neutral basis, as a result of the Group's cooperation agreement with Amer Sports Corporation. Currency translation effects had only a minor negative impact on sales in euro terms. adidas sales in euros increased 13% to € 6.626 billion in 2006 from € 5.861 billion in 2005. TaylorMade-adidas Golf sales in euro terms grew 21% to € 856 million in 2006 from € 709 million in 2005. HQ/Consolidation sales in euro terms increased 96% to € 129 million in 2006 from € 66 million in 2005.

Net Sales by Segment[1]


HQ/Consolidation 1%
TaylorMade-adidas Golf 8%
Reebok 25%
adidas 66%

1) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Net Sales by Region[1]


Latin America 5%
Asia 20%
North America 33%
Europe 42%

1) Excluding HQ/Consolidation. Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Net Sales by Region € in millions

	Europe	North America	Asia	Latin America	Total[1]
2002	3,200	1,960	1,166	163	**6,523**
2003	3,365	1,562	1,116	179	**6,267**
2004[2]	3,068	1,332	1,192	224	**5,860**
2005[2]	3,166	1,561	1,523	319	**6,636**
2006[3]	4,162	3,234	2,020	499	**10,084**

1) Including HQ/Consolidation.
2) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
3) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Sales Increase Strongly in All Regions

adidas Group sales grew robustly in all regions driven by the first-time inclusion of Reebok as well as strong revenue increases at both adidas and TaylorMade-adidas Golf. Group sales in Europe grew 32% on a currency-neutral basis. This represents an improvement of 31% in euro terms to € 4.162 billion in 2006 from € 3.166 billion in the prior year. Currency-neutral sales in Europe for the adidas Group excluding Reebok increased 8% due to adidas' strongest growth in three years. In euro terms, this represents an increase of 7% to € 3.390 billion in 2006 from € 3.166 billion in the prior year. In North America, Group sales increased 107% on a currency-neutral basis. In euro terms, sales also grew 107% to € 3.234 billion in 2006 from € 1.561 billion in 2005. Currency-neutral sales in North America for the adidas Group excluding Reebok increased 14% driven by double-digit growth rates at both adidas and TaylorMade-adidas Golf. In euro terms, revenues increased 13% to € 1.768 billion in 2006 from € 1.561 billion in the prior year. Sales for the adidas Group in Asia increased 35% on a currency-neutral basis. In euro terms, revenues in Asia grew 33% to € 2.020 billion in 2006 from € 1.523 billion in 2005. Currency-neutral sales in Asia for the adidas Group excluding Reebok increased 20% during the period, primarily driven by strong growth at brand adidas. This marks the third consecutive year of double-digit underlying growth for our Group in the region. In euro terms, revenues grew 18% to € 1.791 billion in 2006 from € 1.523 billion in the prior year. In Latin America, currency-neutral sales increased 53%. In euro terms, sales grew 56% to € 499 million in 2006 from € 319 million in 2005. Currency-neutral sales in Latin America for the adidas Group excluding Reebok increased 31% in 2006. This represents the highest regional growth within the Group as a result of continued strong development of the adidas brand. In euro terms, sales increased 35% to € 429 million from € 319 million in the prior year.

Rule 12g3-2(b) File No. 082-04278

Currency-Neutral Net Sales Growth by Segment and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	9	13	20	33	14
Reebok[2]					
TaylorMade-adidas Golf[3]	(9)	32	18	47	22
Total[4]	**32**	**107**	**35**	**53**	**53**

1) Versus the prior year. Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Included from February 1, 2006 onwards. 2005 Reebok net sales were not consolidated within the adidas Group. For details regarding net sales development see Reebok Business Performance, p. 91.
3) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.
4) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Net Sales Growth in € by Segment and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	9	12	18	37	13
Reebok[2]					
TaylorMade-adidas Golf[3]	(10)	32	15	45	21
Total[4]	**31**	**107**	**33**	**56**	**52**

1) Versus the prior year. Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Included from February 1, 2006 onwards. 2005 Reebok net sales were not consolidated within the adidas Group. For details regarding net sales development see Reebok Business Performance, p. 91.
3) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.
4) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Strong Sales Increase in All Product Categories

Sales increased strongly in all categories, driven by the first-time inclusion of Reebok as well as strong operational developments at adidas and TaylorMade-adidas Golf. Group footwear sales increased 60% on a currency-neutral basis. In euro terms, footwear sales grew 59% to € 4.733 billion in 2006 from € 2.978 billion in 2005. Currency-neutral footwear sales for the adidas Group excluding Reebok grew 10%, driven by strong growth in nearly all adidas Sport Performance categories, particularly in football, as well as double-digit increases in the Sport Heritage division and in adidas Golf. In euro terms, footwear sales for the adidas Group excluding Reebok grew 10% to € 3.263 billion in 2006 from € 2.978 billion in the prior year. Currency-neutral apparel sales were up 48% in 2006. In euro terms, apparel sales grew 47% to € 4.105 billion in 2006 from € 2.798 billion in the prior year. For the adidas Group excluding Reebok, apparel revenues increased 20% on a currency-neutral basis. This represents the highest underlying growth rate for this product category in nine years, driven by strong increases in all major adidas Sport Performance categories, particularly in football. In addition, solid growth in the adidas Sport Heritage division and in adidas Golf drove this positive development. In euro terms, apparel sales for the adidas Group excluding Reebok grew 19% to € 3.322 billion in 2006 from € 2.798 billion in 2005. Hardware sales increased 45% on a currency-neutral basis in 2006. In euro terms, the *increase was 45% to € 1.246 billion in 2006 from* € 860 million in 2005. Currency-neutral hardware sales for the adidas Group excluding Reebok were up 13%. Double-digit growth in the adidas balls category due to the strong product offering at the 2006 FIFA World Cup™ as well as double-digit growth rates in irons and golf balls at TaylorMade drove this strong development. In addition, solid growth rates in the TaylorMade metalwoods category positively impacted the strong sales increase. In euro terms, sales for the adidas Group excluding Reebok increased 12% to € 963 million in 2006 from € 860 million in the prior year.

Net Sales by Product Category[1]


Hardware 12%
Footwear 47%
Apparel 41%

1) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Net Sales by Product Category € in millions

	Footwear	Apparel	Hardware	Total
2002	2,851	2,288	1,385	**6,523**
2003	2,767	2,222	1,278	**6,267**
2004[1]	2,620	2,462	778	**5,860**
2005[1]	2,978	2,798	860	**6,636**
2006[2]	4,733	4,105	1,246	**10,084**

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Rule 12g3-2(b) File No. 082-04278

Cost of Sales Growth Largely in Line with Revenue Increase

Our Group defines cost of sales as the amount we pay to third parties for expenses associated with producing and delivering our products. Similarly, although only representing a very small portion of total cost of sales, own-production expenses at adidas and Reebok as well as assembling expenses at TaylorMade-adidas Golf are also included in the Group's cost of sales. In 2006, cost of sales was € 5.589 billion, representing an increase of 63% from € 3.439 billion in 2005. This reflects higher sourcing costs necessitated by the first-time consolidation of the Reebok business. For the adidas Group excluding Reebok, cost of sales grew 15% to € 3.943 billion in 2006 from € 3.439 billion in 2005, broadly in line with the strong organic sales growth during the period. Increasing labor and raw material costs were largely compensated by efficiency gains within our supply chain as well as positive impacts from an improved business and product mix.

Gross Margin in %

2002	43.2
2003	44.9
2004[1]	48.0
2005[1]	48.2
2006[2]	44.6

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Gross Profit € in millions

2002	2,819
2003	2,814
2004[1]	2,813
2005[1]	3,197
2006[2]	4,495

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Gross Profit by Quarter € in millions

Q1 2005[1]	805
Q1 2006[2]	1,107
Q2 2005[1]	743
Q2 2006[3]	1,084
Q3 2005[1]	934
Q3 2006[3]	1,327
Q4 2005[1]	716
Q4 2006[4]	976

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Including Reebok business segment from February 1, 2006 onwards.
3) Including Reebok business segment.
4) Including Reebok business segment, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Group Gross Profit Increases 41%

The Group's gross margin declined 3.6 percentage points to 44.6% of sales in 2006 (2005: 48.2%), mainly reflecting the first-time consolidation of Reebok, which more than offset a positive gross margin development in the adidas segment. Due to Reebok's strong presence in North America, where average gross margins are lower than in other regions, Reebok carries a significantly lower gross margin than the Group average. In addition, Reebok's gross profit in 2006 includes negative impacts from purchase price allocation in an amount of € 76 million. As a result of the Group's strong top-line growth, gross profit rose by 41% in 2006 to reach € 4.495 billion versus € 3.197 billion in the prior year. For the adidas Group excluding Reebok, gross margin decreased 0.4 percentage points to 47.8% in 2006 (2005: 48.2%), mainly due to a gross margin decline in the Group's HQ/Consolidation segment as a result of the Group's cooperation agreement with Amer Sports Corporation, which more than offset the gross margin increase at adidas. The gross margin of TaylorMade-adidas Golf declined marginally as a result of the inclusion of the Greg Norman apparel business. Gross profit for the Group excluding Reebok grew by 13% to € 3.605 billion in 2006 (2005: € 3.197 billion).

Royalty and Commission Income Grows Strongly

Royalty and commission income for the adidas Group increased 94% on a currency-neutral basis, mainly driven by the first-time consolidation of the Reebok business. In euro terms, royalty and commission income increased by 91% to € 90 million in 2006 from € 47 million in the prior year. Royalty and commission income for the adidas Group excluding Reebok increased 19% on a currency-neutral basis due to higher royalty and commission income at brand adidas. An increased number of units sold as well as higher average royalty rates drove this development. In euro terms, royalty and commission income for the adidas Group excluding Reebok grew 18% to € 56 million in 2006 from € 47 million in 2005.

Rule 12g3-2(b) File No. 082-04278

Operating Expenses € in millions

2002	2,343
2003	2,324
2004[1]	2,236
2005[1]	2,537
2006[2]	3,704

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Operating Expenses in % of net sales

2002	35.9
2003	37.1
2004[1]	38.2
2005[1]	38.2
2006[2]	36.7

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Operating Expenses as a Percentage of Sales Decrease

Group operating expenses, including depreciation and amortization (excluding goodwill), are influenced by two components: marketing working budget and operating overhead costs. Operating expenses as a percentage of sales declined 1.5 percentage points to 36.7% in 2006 from the 2005 level of 38.2%. This decrease mainly reflects Reebok's lower than Group average operating expense level despite negative effects from purchase price allocation. In absolute terms, operating expenses increased by 46% to € 3.704 billion in 2006 from € 2.537 billion in 2005. For the adidas Group excluding Reebok, operating expenses as a percentage of sales were 38.0% in 2006, which is 0.2 percentage points lower than the 2005 level of 38.2%. Continued efficiency improvements in operating overhead costs more than offset higher marketing expenses related to the 2006 FIFA World Cup™. In absolute terms, operating expenses for the adidas Group excluding Reebok increased by 13% to € 2.872 billion in 2006 from € 2.537 billion in 2005.

Operating Expenses € in millions

	2006[1]	2005[2]
Marketing working budget	1,301	942
Marketing overhead[3]	291	207
Sales force[3]	904	534
Logistics[3]	491	347
Research & development[3]	98	63
Central finance & administration	619	439
Other result	0	5
Total	**3,704**	**2,537**

1) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.
2) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
3) Includes personnel and administration expenses.

Marketing Working Budget in % of net sales

2002	12.6
2003	12.9
2004[1]	14.2
2005[1]	14.2
2006[2]	12.9

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Marketing Working Budget Down as a Percentage of Sales

Our Group's marketing working budget is well balanced between the major marketing components, which are communication (including advertising, retail presentation and public relations) and promotion partnerships. Marketing working budget as a percentage of sales declined 1.3 percentage points to 12.9% in 2006 from 14.2% in the prior year, mainly reflecting the first-time consolidation of Reebok. Reebok's marketing working budget as a percentage of sales is significantly lower than Group average as a result of the smaller portion of sales generated by performance products in the Reebok segment. Excluding Reebok, marketing working budget as a percentage of sales declined 0.1 percentage points to reach 14.1%. This was related to a significant decline of marketing expenditure as a percentage of sales at TaylorMade-adidas Golf which more than compensated higher marketing expenditures at brand adidas related to the 2006 FIFA World Cup™.

Operating Overheads Decrease as a Percentage of Sales

Group operating overheads include overhead costs related to marketing, sales, logistics, research and development as well as central finance and administration functions. Operating overhead expenses as a percentage of sales declined 0.2 percentage points to 23.8% in 2006 from 24.0% in the prior year as a result of the first-time consolidation of Reebok. Excluding Reebok, operating overheads as a percentage of sales were stable at 24.0% as a result of lower administrative costs within the Group's headquarter functions which more than offset higher own-retail expenditures at brand adidas.

No Amortization of Goodwill and Trademarks Incurred

In accordance with International Financial Reporting Standards, intangible assets with unlimited useful lives (goodwill and trademarks) are tested annually and additionally when there are indications of potential impairment. In 2006, as well as in 2005, no impairment was incurred.

Operating Margin in %

2002[1]	7.3
2003[1]	7.8
2004[2]	10.0
2005[2]	10.7
2006[3]	8.7

1) Excluding royalty and commission income as well as goodwill amortization.
2) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
3) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Operating Profit € in millions

2002[1]	477
2003[1]	490
2004[2]	584
2005[2]	707
2006[3]	881

1) Excluding royalty and commission income as well as goodwill amortization.
2) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
3) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Operating Profit by Quarter € in millions

Q1 2005[1]	205
Q1 2006[2]	248
Q2 2005[1]	152
Q2 2006[3]	173
Q3 2005[1]	315
Q3 2006[3]	409
Q4 2005[1]	35
Q4 2006[4]	52

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Including Reebok business segment from February 1, 2006 onwards.
3) Including Reebok business segment.
4) Including Reebok business segment, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Operating Profit Grows 25%

Group operating margin declined 1.9 percentage points to 8.7% of sales in 2006 (2005: 10.7%). This mainly reflects the first-time consolidation of the Reebok business, which carries a significantly lower operating margin than the Group average. The segment's operating margin also includes a negative impact from purchase price allocation on cost of sales and operating expenses in a total amount of € 89 million. The first cost synergies related to the Reebok integration, which we expect to positively impact the Group's operating margin from 2007 onwards, were offset by one-time costs in 2006. As a result of strong sales growth, however, operating profit for the adidas Group rose 25% in 2006 to reach € 881 million versus € 707 million in 2005. For the adidas Group excluding Reebok, the operating margin decreased 0.2 percentage points to 10.5% in 2006 from 10.7% in the prior year. An operating margin decline in the Group's HQ/Consolidation segment as a result of the Group's cooperation agreement with Amer Sports Corporation more than offset operating margin increases at both adidas and TaylorMade-adidas Golf. Operating profit for the adidas Group excluding Reebok grew by 12% to € 789 million in 2006 from € 707 million in the prior year.

Rule 12g3-2(b) File No. 082-04278

Reebok Acquisition Drives Net Financial Expenses Increase
Net financial expenses increased 203% to € 158 million in 2006 from € 52 million in the prior year. This reflects the financing of the Reebok acquisition. The cash outflow for this transaction occurred at the end of January 2006.

Financial Income Down 5%
Financial income decreased 5% to € 39 million in 2006 from € 42 million in the prior year. This reflects the reduction in the Group's cash position after the acquisition of Reebok in January 2006.

Financial Expenses Increase due to Reebok Acquisition
Financial expenses increased 111% to € 197 million in 2006 (2005: € 94 million), particularly as a result of the financing of the Reebok acquisition. An increase of the weighted average interest rate also had an impact on this development (see Treasury, p. 85).

Income Before Taxes Up 10%
As a result of the operating improvements in the adidas and TaylorMade-adidas Golf segments, income before taxes (IBT) increased 10% to € 723 million in 2006 from € 655 million in 2005. As a percentage of sales, however, IBT decreased by 2.7 percentage points to 7.2% in 2006 from 9.9% in 2005, reflecting the Group's lower operating margin as well as the significant increase in net financial expenses related to the Reebok acquisition.

Net Financial Expenses € in millions

2002	87
2003	49
2004[1][2]	59
2005[1]	52
2006[3]	158

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Adjusted to reflect the application of IAS 32.
3) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Income Before Taxes € in millions

2002	390
2003	438
2004[1][2]	526
2005[1]	655
2006[3]	723

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Adjusted to reflect the application of IAS 32.
3) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Income Before Taxes by Quarter € in millions

Q1 2005[1]	194
Q1 2006[2]	220
Q2 2005[1]	142
Q2 2006[3]	128
Q3 2005[1]	309
Q3 2006[3]	360
Q4 2005[1]	11
Q4 2006[4]	14

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Including Reebok business segment from February 1, 2006 onwards.
3) Including Reebok business segment.
4) Including Reebok business segment, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Rule 12g3-2(b) File No. 082-04278

Net Income From Continuing Operations Grows 14%

The Group's net income from continuing operations increased 14% to € 496 million in 2006 from € 434 million in 2005. The Group's strong sales increase was the main driver of this improvement. In addition, net income was positively impacted by the lower tax rate, which declined 2.3 percentage points to 31.4% in 2006 (2005: 33.7%), mainly due to a more favorable earnings mix throughout the Group as well as a one-time tax benefit in the fourth quarter of 2006 (see Note 28, p. 174).

No Income/Loss From Discontinued Operations

In 2006, no income or loss from discontinued operations was incurred. This compares to a loss from discontinued operations in the amount of € 44 million in 2005 related to the Salomon business segment, which was divested in October 2005.

Minority Interests Increase by 74%

The Group's minority interests increased 74% to € 13 million in 2006 from € 7 million in the prior year. This increase primarily reflects higher minority interests related to the adidas joint venture in Korea in the first eight months of the year before the adidas Group assumed full ownership of the subsidiary on September 1, 2006. In addition, the first-time consolidation of the Reebok business impacted this development.

Net Income Attributable to Shareholders € in millions

2002	229
2003	260
2004	314
2005	383
2006[1]	483

1) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Net Income Attributable to Shareholders by Quarter
€ in millions

Q1 2005[1]	105
Q1 2006[2]	144
Q2 2005[1]	66
Q2 2006[3]	82
Q3 2005[1]	215
Q3 2006[3]	244
Q4 2005[1]	(4)
Q4 2006[4]	13

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) Including Reebok business segment from February 1, 2006 onwards.
3) Including Reebok business segment.
4) Including Reebok business segment, excluding Greg Norman wholesale business from December 1, 2006 onwards.

Net Income Attributable to Shareholders Increases 26%

The Group's net income attributable to shareholders increased 26% to € 483 million in 2006 from € 383 million in the prior year. This improvement reflects the outstanding performance of the adidas and TaylorMade-adidas Golf segments as well as the non-recurrence of losses from discontinued operations related to the Salomon business in 2005.

Basic and Diluted Earnings Per Share Up 16% and 17%

On June 6, 2006, adidas AG conducted a share split in a ratio of 1:4, with each existing adidas AG share being divided into four shares (see Our Share, p. 34). All numbers of shares have been restated. The Group's basic earnings per share from continuing and discontinued operations increased 16% to € 2.37 in 2006 versus € 2.05 in 2005 despite the capital increase conducted on November 3, 2005. The Group's total number of shares outstanding increased by 489,840 shares in 2006 to 203,536,860 as a result of shares from stock options exercised as part of Tranches II, III and IV of the Management Share Option Plan (MSOP) of adidas AG, as well as the conversion of one tranche of the convertible bond (see Note 22, p. 165). Consequently, the average number of shares used in the calculation of basic earnings per share was 203,386,104 (2005 average: 186,947,832). Diluted earnings per share from continuing and discontinued operations in 2006 increased 17% to € 2.25 from € 1.93 in the prior year. The dilutive effect mainly results from approximately 16 million potential additional shares that could be created in relation to our outstanding convertible bond, for which conversion criteria were met for the first time at the end of 2004.

Rule 12g3-2(b) File No. 082-04278

Balance Sheet and Cash Flow Statement

Reebok Acquisition Impacts Balance Sheet Items
Total assets grew considerably in 2006, mainly reflecting the first-time inclusion of assets and liabilities associated with the Reebok business, which was consolidated as of January 31, 2006. Reebok is consolidated in line with our Group's accounting practices. As a result of the first-time inclusion of the Reebok segment including Reebok's major properties in the USA and Europe, the Group's balance sheet structure changed significantly (see Consolidated Balance Sheet, p. 144).

Balance Sheet Structure[1] in % of total assets

Assets	2006[2]	2005
Cash and cash equivalents	3.7	26.5
Accounts receivable	16.9	16.8
Inventories	19.2	21.4
Fixed assets	47.6	18.5
Other assets	12.6	16.8
Total assets (€ in millions)	8,379	5,750

1) For absolute figures see Consolidated Balance Sheet, p. 144.
2) Including Reebok business.

Balance Sheet Structure[1] in % of total liabilities and equity

Liabilities and equity	2006[2]	2005
Accounts payable	9.0	11.9
Long-term borrowings	30.8	18.0
Other liabilities	26.4	22.9
Total equity	33.8	47.2
Total liabilities and equity (€ in millions)	8,379	5,750

1) For absolute figures see Consolidated Balance Sheet, p. 144.
2) Including Reebok business.

Rule 12g3-2(b) File No. 082-04278

Total Assets Increase 46%

At the end of 2006, total assets increased 46% to € 8.379 billion versus € 5.750 billion in the prior year, mainly as a result of the first-time inclusion of assets related to the Reebok business.

Inventories Up 31%

Group inventories increased 31% to € 1.607 billion in 2006 versus € 1.230 billion in 2005, largely as a result of the first-time inclusion of € 404 million in inventories related to the Reebok business. On a currency-neutral basis, this increase was 41%. Inventories for the adidas Group excluding Reebok declined 2% (+5% currency-neutral). The increase on a currency-neutral basis reflects the Group's growth expectations as well as higher inventory levels in Latin America in advance of new import regulations in Brazil and Argentina.

Receivables Grow 47%

Group receivables grew 47% (+57% currency-neutral) to € 1.415 billion at the end of 2006 versus € 965 million in the prior year, primarily due to the first-time inclusion of receivables totaling € 461 million related to the Reebok business. Receivables for the adidas Group excluding Reebok decreased 1% (+5% currency-neutral). The increase on a currency-neutral basis is lower than sales growth during the fourth quarter of 2006.

Other Current Assets Down 23%

Other current assets decreased 23% to € 413 million at the end of 2006 from € 537 million in 2005. Other current assets for the adidas Group excluding Reebok were down 40%, mainly due to lower positive fair values of our financial instruments. This more than offset the impact from the first-time inclusion of other current assets in an amount of € 90 million related to the Reebok business.

Total Assets € in millions


2002 4,261
2003 4,188
2004[1] 4,434
2005 5,750
2006[2] 8,379
1) Restated due to application of amendment to IAS 19.
2) Including Reebok business.

Inventories € in millions


2002 1,190
2003 1,164
2004 1,155
2005 1,230
2006[1] 1,607
1) Including Reebok business.

Receivables € in millions


2002 1,293
2003 1,075
2004 1,046
2005 965
2006[1] 1,415
1) Including Reebok business.

Fixed Assets Nearly Quadruple

Fixed assets increased by 274% to € 3.988 billion at the end of 2006 versus € 1.065 billion in 2005, primarily related to the first-time inclusion of Reebok. As a result of purchase price allocation, intangible assets were capitalized in amounts of € 1.674 billion and € 1.165 billion related to trademarks and other intangible assets as well as goodwill, respectively. Other additions of € 301 million in 2006 were partly counterbalanced by depreciation and amortization of € 217 million and disposals in an amount of € 38 million. Assets amounting to € 30 million were transferred to assets held for sale (see Note 4, p. 155). Currency effects had a negative impact on fixed assets in an amount of € 265 million.

Other Non-Current Assets Increase 10%

Other non-current assets increased 10% to € 134 million at the end of 2006 from € 123 million in 2005, mainly reflecting the first-time inclusion of € 6 million of other non-current assets related to the Reebok business. Non-current assets for the adidas Group excluding Reebok increased 5%, primarily due to a higher non-current portion of prepaid promotion contracts.

Accounts Payable Grow 10%

Accounts payable grew 10% (+20% currency-neutral) to € 752 million at the end of 2006 versus € 684 million in the prior year, due to the first-time inclusion of payables totaling € 139 million related to the Reebok business. Payables for the adidas Group excluding Reebok decreased 10% (−2% currency-neutral) versus the prior year. This decline reflects the higher than usual year-end level in 2005 related to payables for a high volume of 2006 FIFA World Cup™ products.

Rule 12g3-2(b) File No. 082-04278

Shareholders' Equity € in millions


2002 1,081
2003[1] 1,285
2004[1] 1,544
2005 2,684
2006[2] 2,828
1) Restated due to application of amendment to IAS 19.
2) Including Reebok business.

Other Non-Current Liabilities Increase 87%

Other non-current liabilities increased 87% to € 43 million at the end of 2006 from € 23 million in 2005, primarily due to an increased non-current portion of deferred income. Other non-current liabilities for the adidas Group excluding Reebok increased 86%.

Shareholder's Equity Up 5%

Shareholders' equity rose 5% to € 2.828 billion at the end of 2006 versus € 2.684 billion in 2005. The majority of net income was offset by negative currency translation effects due to the strong euro against the US dollar.

Expenses Related to Off-Balance Sheet Items

Our most important off-balance sheet assets are operating leases, which are related to offices, retail stores, warehouses and equipment. Rent expenses increased 63% to € 278 million in 2006 from € 171 million in the prior year, mainly due to the first-time inclusion of rent expenses related to the Reebok business (see Note 5, p. 156). Rent expenses for the adidas Group excluding Reebok increased 33%, mainly reflecting the continued expansion of own-retail activities at brand adidas.

Strong Cash Flow Development

In 2006, cash inflow from operating activities was € 762 million and was primarily used to finance working capital needs in accordance with the seasonality of the business. The Group used € 2.988 billion of net cash for investing activities mainly related to the acquisition of Reebok including the buyback of Reebok's major properties in the USA and Europe. Further, this development also reflects spending for property, plant and equipment, such as investment in adidas own-retail activities. Cash inflow from financing activities totaled € 1.035 billion, mainly reflecting increases in long-term borrowings to finance the acquisition of Reebok.

Change in Cash and Cash Equivalents € in millions


1,525
762
(2,988)
1,035
(23)
311
Cash and cash equivalents at the end of 2005
Net cash provided by operating activities
Net cash used in investing activities
Net cash provided by financing activities
Effect of exchange rates on cash
Cash and cash equivalents at the end of 2006

Capital Expenditure by Segment


TaylorMade-adidas Golf 5%
adidas 49%
HQ /Consolidation 20%
Reebok 26%

Treasury

Treasury System and Responsibilities
Our Group's treasury policy governs all treasury-related issues, including banking policy and approval of bank relationships, global financing arrangements and liquidity/asset management, currency and interest risk management as well as the management of intercompany cash flows. Responsibilities are arranged in a three-tiered approach:

» The Treasury Committee, consisting of members of the Executive Board and other senior executives, decides upon the Group's treasury policy and provides strategic guidance for managing treasury-related topics. The Treasury Committee approves all major changes to our treasury policy.

» The Group Treasury department is responsible for specific centralized treasury transactions and for global implementation of our Group's treasury policy.

» On a subsidiary level, local managing directors and financial controllers are responsible for managing treasury matters in the respective subsidiaries. Brand and regional controlling ensures that the transactions of the individual business units are in compliance with the Group's treasury policy.

Total Credit Facilities € in millions

	2006	2005
Short-term lines	2,776	2,194
Medium-term committed lines	2,000	2,013
Private placements	1,784	567
Convertible bond	375	366
Total	6,935	5,140

Remaining Time to Maturity of Available Facilities € in millions

	2006	2005
< 1 year	2,879	2,227
1 to 3 years	985	308
3 to 5 years	2,480	2,427
> 5 years	591	178
Total	6,935	5,140

Centralized Treasury Function
In accordance with our Group's treasury policy, more than 90% of our worldwide credit lines are managed by the Group Treasury department. Portions of the lines are allocated to the Group's subsidiaries and backed by parental guarantees. As a result of this centralized liquidity management, the Group is well positioned to allocate resources efficiently throughout the organization. The Group's debt is generally unsecured and includes standard financial covenants which are reviewed on a quarterly basis. We maintain good relations with numerous partner banks, thereby avoiding a strong dependency on any single institution. Banking partners of the Group and our subsidiaries are required to have at least a BBB+ long-term investment grade rating by Standard & Poor's or an equivalent rating by another leading rating agency (see Note 24, p. 171). To optimize the Group's cash position and ensure optimal allocation of liquid financial resources, subsidiaries are required to transfer excess cash to the Group's headquarters.

Number and Volume of Financing Instruments Increased
The acquisition of Reebok International Ltd. (USA) strongly increased the Group's financing requirements. As a result, we increased the number and volume of certain financing instruments. By issuing private placements in the USA, in Europe and in Asia in a total amount of around € 1.3 billion in 2006, we continued to diversify the Group's financing structure. This further reduced our dependency on single credit institutions and country-specific factors. In addition, long-term financial flexibility is ensured by a currently unutilized € 2.0 billion syndicated loan as well as additional unutilized bilateral credit lines at different banks in an amount of € 2.4 billion (see Note 16, p. 160). The Group's currency split of gross borrowings was also further diversified in 2006. We significantly increased our US dollar-denominated financing to reflect the acquisition of US dollar-based assets related to Reebok. We monitor the ongoing need for available credit lines based on the current level of debt as well as future financing requirements.

Rule 12g3-2(b) File No. 082-04278

Net Cash (Net Borrowings) € in millions

2002	(1,498)
2003[1]	(1,018)
2004[1]	(665)
2005	551
2006[2]	(2,231)

1) Restated due to application of amendment to IAS 39.
2) Including Reebok business.

Financial Leverage in %

2002	138.5
2003[1]	79.2
2004[1]	43.1
2005	(20.5)
2006[2]	78.9

1) Restated due to application of IAS 32/IAS 39 and amendment to IAS 19.
2) Including Reebok business.

Net Cash (Net Borrowings) by Quarter[1] € in millions

Q1 2005	(700)
Q1 2006[2]	(2,952)
Q2 2005	(613)
Q2 2006[2]	(2,829)
Q3 2005	(657)
Q3 2006[2]	(2,728)
Q4 2005	551
Q4 2006[2]	(2,231)

1) At end of period.
2) Including Reebok business.

Net Debt Position Better Than Target at € 2.231 Billion

Net debt at December 31, 2006 was € 2.231 billion, up € 2.782 billion versus a net cash position of € 551 million in the prior year. This increase was driven by the payment of around € 3.2 billion for the acquisition of Reebok International Ltd. (USA), paid on January 31, 2006. This amount included the buyback of employee stock options and Reebok's convertible bond. In addition, expenditure of around € 170 million for the buyback of Reebok's major properties in the USA and in Europe influenced this development (see Note 5, p. 156). The net debt position at year-end was significantly better than our original target of around € 2.5 billion, communicated at the beginning of 2006. The Group's financial leverage was 78.9% at the end of 2006, clearly below our year-end target of 100%. On a net debt basis, the utilization of the available credit facilities for the Group at the end of 2006 was 32%.

Financing Structure Further Diversified

In 2006, we continued to diversify the Group's financing structure. Bank borrowings increased 170% to € 275 million from € 102 million in the prior year and the total amount of our private placements increased 215% to € 1.784 billion in 2006 (2005: € 567 million). The current value of the convertible bond increased 2% to € 375 million in 2006 from € 366 million in the prior year, reflecting the accrued interest on the debt component in accordance with IFRS requirements. As a result, gross borrowings increased to € 2.578 billion at the end of 2006 from € 1.035 billion in the prior year (see Note 16, p. 160).

Financing Structure € in millions

	2006	2005
Total cash and short-term financial assets	**347**	1,586
Bank borrowings	**275**	102
Commercial paper	**144**	0
Asset-backed securities	**0**	0
Private placements	**1,784**	567
Convertible bond	**375**	366
Gross total borrowings	**2,578**	1,035
Net cash (net borrowings)	**(2,231)**	551

Interest Rate Development[1] in %

2002	3.2
2003	2.7
2004	3.4
2005	4.0
2006	4.8

1) Weighted average interest rate of gross borrowings.

Interest Rate Increases Modestly

The weighted average interest rate on the Group's gross borrowings rose 0.8 percentage points to 4.8% in 2006 from 4.0% in 2005, mainly as a result of the significant increase of our US dollar-denominated financing, which carries interest rates above euro-denominated financing. In addition, this reflects an increased portion of longer-term fixed interest rate debt financing arrangements in the total financing structure as a result of the new financing instruments. This provides better protection against expected increases of interest rates in the short and long term. As a consequence, long-term fixed-rate financing amounted to around 65% of total financing at the end of 2006. Further, interest rates for the Group's variable financing, which amounted to around 35% of total financing at the end of the year, increased due to higher market interest rates in 2006.

Currency Split of Gross Borrowings € in millions


2006
2005
EUR
1,314
USD
1,145
785
168
JPY
32
34
All others
87
48
Total
2,578
1,035

Issued Bonds at a Glance in millions

Issued Bonds	Volume	Coupon	Maturity
Asian Private Placement	USD 218	variable	2009
Asian Private Placement	JPY 3,000	fixed	2009
Asian Private Placement	EUR 26	variable	2010
Asian Private Placement	AUD 16	variable	2010
German Private Placement	EUR 150	fixed and variable	2010
French Private Placement	EUR 150	variable	2011 – 2012
US Private Placement	USD 175	fixed	2015
US Private Placement	USD 1,000	fixed	2009 – 2016
Convertible Bond	EUR 400	2.5%	2018
Other Private Placements	EUR 399	fixed and variable	2006 – 2012

Currency Management Reflects Reebok Integration

As the adidas Group operates worldwide, currency management is a key focus of the Group's central Treasury department. Because our Group sources the majority of products from independent suppliers in Asia invoiced mainly in US dollars, the adidas Group's currency management focuses on hedging the Group's net US dollar deficit. In 2006, the central Treasury department managed a net deficit of around US$ 1.7 billion against the euro, which represents an increase of approximately US$ 500 million from around US$ 1.2 billion in the prior year. This reflects the increased size of our business mainly as a result of the first-time inclusion of Reebok in 2006. In relation to our sales, however, the net US dollar deficit against the euro was reduced. As outlined in our Group's treasury policy, we have established a rolling 12 to 18 months hedging system, under which a large amount of the anticipated seasonal hedging volume is secured six months prior to the start of a season. As a result, we have already completed around 90% of our anticipated hedging needs for 2007 at rates slightly below those of 2006. The use or combination of different hedging instruments, such as currency options, swaps and forward contracts, protects us against unfavorable currency movements, while retaining the potential to benefit from future favorable exchange rate developments (see Note 24, p. 171).

Rule 12g3-2(b) File No. 082-04278

adidas Business Performance

In 2006 the adidas segment performed above Management's initial expectations. Growth was broad-based, with particular strength in the Sport Performance football category, which benefited from adidas' role as Official Sponsor, Supplier and Licensee of the 2006 FIFA World Cup™. Currency-neutral sales in the adidas segment, which initially were expected to grow by high-single-digit rates, increased 14%. This is the highest growth rate for the brand in eight years. All regions delivered double-digit revenue growth except Europe, where sales increased at a high-single-digit rate. In euro terms, sales grew 13% to € 6.626 billion in 2006 from € 5.861 billion in 2005. Gross margin increased by 0.9 percentage points to 46.2% in 2006 (2005: 45.3%), mainly driven by increased own-retail activities and a favorable product mix. Gross profit grew by 15% to € 3.059 billion in 2006 from € 2.654 billion in 2005. As a result of the strong top-line and gross margin development, which more than offset higher operating expenses as a percentage of sales, operating margin improved 0.1 percentage points to 11.9% (2005: 11.8%). Operating profit grew 14% to € 788 million in 2006 versus € 693 million in the prior year.

adidas at a Glance € in millions

	2006	2005	Change
Net sales	**6,626**	5,861	13%
Gross profit	**3,059**	2,654	15%
Gross margin	**46.2%**	45.3%	0.9pp
Operating profit	**788**	693	14%
Operating margin	**11.9%**	11.8%	0.1pp

adidas Net Sales by Quarter € in millions

Q1 2005	**1,512**
Q1 2006	**1,776**
Q2 2005	**1,304**
Q2 2006	**1,532**
Q3 2005	**1,729**
Q3 2006	**1,941**
Q4 2005	**1,316**
Q4 2006	**1,378**

adidas Net Sales by Division


Sport Style <1%
Sport Heritage 22%
Sport Performance 78%

Currency-Neutral Segment Sales Up 14%
Sales for the adidas segment in 2006 grew 14% on a currency-neutral basis, with double-digit increases coming from all regions except Europe, where sales grew at a high-single-digit rate. This is the highest growth rate for the brand in eight years. In euro terms, sales grew 13% to € 6.626 billion in 2006 from € 5.861 billion in 2005.

Sport Performance Up 13% on a Currency-Neutral Basis
adidas Sport Performance is the largest division within the segment, comprising 78% of brand adidas revenues (2005: 78%). Sales in this division grew 13% on a currency-neutral basis in 2006. This positive development was driven by strong growth in footwear, apparel and hardware. Sales increased in nearly all major product categories. Football in particular, but also tennis and training, contributed to this strong improvement. In the football category, sales were positively impacted by adidas' role as Official Sponsor, Supplier and Licensee of the 2006 FIFA World Cup™ and the brand's sponsorship of six participating teams. In euro terms, Sport Performance sales improved 12% in 2006 to € 5.100 billion from € 4.545 billion in the prior year.

Sport Heritage Grows 13% on a Currency-Neutral Basis
The Sport Heritage division contributed 22% to brand adidas sales (2005: 22%). Currency-neutral sales in the division grew 13% in 2006, representing the third consecutive year in which the division grew by double-digit rates. This increase was driven by double-digit growth rates in footwear, apparel and accessories. In euro terms, Sport Heritage sales increased 12% to € 1.444 billion in 2006 from € 1.290 billion in 2005.

Sport Style Grows 37% on a Currency-Neutral Basis
As a result of the division's well-received product offering, the Sport Style division delivered strong sales growth in 2006. Revenues increased 37% both on a currency-neutral basis and in euro terms to € 26 million in 2006 (2005: € 19 million), again representing less than 1% of brand adidas sales.

Rule 12g3-2(b) File No. 082-04278

European Sales Grow 9% on a Currency-Neutral Basis
Sales for brand adidas in Europe increased 9% on a currency-neutral basis, strongly impacted by the 2006 FIFA World Cup™. The region's emerging markets, in particular Russia, but also Germany and Scandinavia, grew at double-digit rates, more than compensating declines in the UK. In euro terms, revenues also grew 9% to € 3.302 billion in 2006 from € 3.042 billion in 2005.

Currency-Neutral Sales in North America Up 13%
On a currency-neutral basis, adidas sales in North America increased 13% in 2006 with double-digit sales growth in both the USA and Canada. In euro terms, revenues improved 12% to € 1.321 billion from € 1.179 billion in the prior year.

Asian Sales Grow 20% on a Currency-Neutral Basis
In 2006, adidas sales in Asia grew 20% on a currency-neutral basis, due to double-digit sales growth in all major markets, in particular China. The region's other emerging markets, notably India, underlined their potential to become future growth drivers. This represents an increase of 18% in euro terms to € 1.538 billion from € 1.300 billion in 2005.

Currency-Neutral Sales in Latin America Up 33%
Brand adidas sales in Latin America increased 33% on a currency-neutral basis, making it the fastest growing region within the adidas segment. Solid increases in all markets, in particular continued strong double-digit sales growth in Brazil, Argentina and Chile, contributed to this positive development. In euro terms, sales improved 37% to € 425 million in 2006 from € 310 million in 2005.

adidas Net Sales by Region


Latin America 7%
Europe 50%
North America 20%
Asia 23%

adidas Own-Retail Sales by Channel


Internet 1%
Factory outlets 52%
Concession corners 5%
Concept stores 42%

adidas Own-Retail Stores

	2006	2005
Concept stores	414	312
Factory outlets	256	221
Concession corners	203	174
E-commerce	2	1
Total	875	708

Currency-Neutral Own-Retail Sales Increase 34%
In 2006, adidas opened 102 additional concept stores and 35 new factory outlets. Major openings included Sport Performance stores in Paris, San Francisco and Hong Kong as well as Sport Heritage stores in Copenhagen, Dallas and Toronto. As a result, the store base at the end of 2006 comprised 414 concept stores, 256 factory outlet stores and 203 concession corners worldwide. adidas own-retail activities made up 15% of brand sales in 2006, up from 13% in the prior year. This represents an increase of 34% in currency-neutral terms and 33% in euros to € 1.009 billion in 2006 from € 757 million in 2005, driven by double-digit increases in comparable store sales and new store openings.

Gross Margin Improves to 46.2%

The adidas gross margin increased by 0.9 percentage points to 46.2% in 2006 from 45.3% in 2005. This represents the segment's highest gross margin since the IPO. The improvement was largely driven by increased own-retail activities and a favorable product mix. As a result of these developments, adidas gross profit grew 15% to € 3.059 billion in 2006 from € 2.654 billion in 2005.

Royalty and Commission Income Grows Strongly

In 2006, royalty and commission income at brand adidas grew by 24% to € 74 million from € 59 million in 2005. This increase was driven by both an increased number of units sold and higher average royalty rates as well as higher intra-Group royalties received from the TaylorMade-adidas Golf segment.

adidas Gross Margin by Quarter in %


Q1 2005 47.1
Q1 2006 46.6
Q2 2005 43.8
Q2 2006 46.3
Q3 2005 46.1
Q3 2006 47.7
Q4 2005 43.6
Q4 2006 43.3

adidas Operating Profit by Quarter € in millions


Q1 2005 258
Q1 2006 279
Q2 2005 92
Q2 2006 135
Q3 2005 324
Q3 2006 365
Q4 2005 20
Q4 2006 9

Operating Expenses Increase

adidas operating expenses as a percentage of sales increased 0.9 percentage points to 35.4% in 2006 (2005: 34.5%). This increase primarily reflects higher marketing expenditures associated with the 2006 FIFA World Cup™ as well as the continued expansion of adidas own-retail activities. In absolute terms, operating expenses grew 16% to € 2.345 billion in 2006 from € 2.020 billion in 2005.

Operating Profit Reaches € 788 million

In 2006, the adidas operating margin improved by 0.1 percentage points to 11.9% from 11.8% in 2005. This was a result of higher sales and the improved gross margin, which more than offset higher operating expenses as a percentage of sales. Own-retail activities contributed overproportionately to operating profit due to a higher gross margin which more than compensated higher operating expenses as a percentage of sales compared to adidas' wholesale operations. Operating profit for the adidas segment increased 14% to € 788 million from € 693 million in 2005.

Rule 12g3-2(b) File No. 082-04278

Reebok Business Performance

In the period from February to December 2006, Reebok made important progress in consolidating distribution in North America to align it with the new positioning of the brand. Currency-neutral sales for the Reebok segment decreased 9% versus the prior year with declines in North America, Europe and Latin America which could not be offset by double-digit revenue growth in Asia. In euro terms, revenues also declined 9% to € 2.473 billion in 2006 from € 2.718 billion in 2005. On a like-for-like basis, currency-neutral sales decreased 6%, in line with Management's expectation of a mid-single-digit decline. Reebok's gross margin was 35.0%, including negative effects of € 76 million from purchase price allocation. Gross profit for Reebok in the period from February to December 2006 was € 865 million. Reebok's operating margin was 3.5% including negative effects in a total amount of € 89 million from purchase price allocation. Operating profit was € 86 million. Excluding these purchase price allocation effects, Reebok's gross margin was 38.0% and the operating margin was 7.1% in the period from February to December 2006.

Reebok at a Glance[1] € in millions

	2006	2005	Change
Net sales	**2,473**	2,718[2]	(9%)
Gross profit	**865**	–	–
Gross margin	**35.0%**	–	–
Operating profit	**86**	–	–
Operating margin	**3.5%**	–	–

1) Only includes eleven months of the twelve-month period.
2) Not consolidated within the adidas Group. Reebok prior year results are based on US-GAAP and not IFRS.

Reebok Net Sales by Quarter € in millions


Q1 2005[1] 504
Q1 2006[2] 454
Q2 2005[1] 648
Q2 2006 595
Q3 2005[1] 819
Q3 2006 778
Q4 2005[1] 747
Q4 2006 645

1) Not consolidated within the adidas Group. Reebok prior year results are based on US-GAAP and not IFRS.
2) Only includes two months of the three-month period.

Reebok Results Not Comparable with Prior Year

The business of Reebok International Ltd. (USA) and its subsidiaries is consolidated within the adidas Group as of February 1, 2006. The segment includes the brand units Reebok, Reebok-CCM Hockey and Rockport. Reebok's results are not comparable with 2005 reported results, because only eleven months of Reebok's 2006 results are consolidated. Further, the NBA and Liverpool licensed businesses were transferred to brand adidas in an effort to best utilize promotion partnerships. Similarly, the Greg Norman Collection (GNC) apparel business was transferred to the TaylorMade-adidas Golf segment. The GNC wholesale business was consolidated in the TaylorMade-adidas Golf segment until the end of November when it was sold to MacGregor Golf Company. The results of the GNC-related retail outlet operations, which were not part of the transaction, will be reported as part of Reebok's own-retail activities from January 1, 2007, onwards, as Greg Norman product will be sold at Reebok factory outlets.

Rule 12g3-2(b) File No. 082-04278

Limited Comparability due to Accounting Effects
In addition to distorting effects from the factors outlined above, the comparability of 2006 results with the prior year is not meaningful as the applicable accounting standards have changed from US-GAAP to IFRS. Further, significant negative impacts related to purchase price allocation are included in the reported results: IFRS regulations stipulate that acquiring companies must allocate the purchase price paid for an acquisition according to the fair values assigned to acquired assets and liabilities, the so-called purchase price allocation (PPA). Following the Reebok acquisition, the adidas Group hence assigned fair values to assets and liabilities of the Reebok segment such as trademarks, inventories, backlogs, contracts and patents. The total fair value of around € 1.8 billion represents an increase of around € 1.1 billion from the carrying net amount of € 0.7 billion. As a result, Reebok's gross and operating margins were negatively affected by € 76 million and € 89 million respectively in 2006. However, these charges had no cash effect or impact on our operating business and free cash flow generation. Comparable prior year figures based on US-GAAP can only be shown on a sales level in this section.

Segment Sales Decline 6% on a Like-for-Like Basis
In the period from February to December 2006, sales for the Reebok segment decreased 9% on a currency-neutral basis as a result of declines in North America, Europe and Latin America that could not be offset by a double-digit revenue increase in Asia. In euro terms, sales also decreased 9% to € 2.473 billion in 2006 from € 2.718 billion in 2005. This revenue decline was expected, following lower sales to certain key accounts. In addition, the transfer of the NBA and Liverpool licensed businesses to brand adidas negatively affected sales, accounting for approximately 3 percentage points of Reebok's sales decline. As a result, currency-neutral sales for this segment decreased 6% on a like-for-like basis, in line with our initial guidance of a mid-single-digit decline.

Reebok Net Sales by Division[1]


Reebok-CCM Hockey 8%
Rockport 12%
Reebok 80%

1) Only includes eleven months of the twelve-month period.

Currency-Neutral Sales of Brand Reebok Down 12%
Brand Reebok sales, which account for 80% of revenues within the Reebok segment, decreased 12% on a currency-neutral basis due to declines in lifestyle but also several major performance categories, which were only partly offset by increases in running. The transfer of the NBA and Liverpool licensed businesses to brand adidas also negatively impacted sales. In euro terms, sales decreased 13% to € 1.979 billion (2005: € 2.264 billion).

Reebok-CCM Hockey Currency-Neutral Sales Up 11%
Sales of Reebok-CCM Hockey, which account for 8% of revenues within the segment, increased 11% on a currency-neutral basis in the period between February and December 2006. The improvement was mainly due to a strong new product offering, but also the absence of the prior year's NHL players' strike which had negatively impacted sales of NHL licensed products in 2005. In euro terms, sales grew 16% reaching € 202 million (2005: € 175 million).

Currency-Neutral Rockport Sales Grow 5%
Rockport, which accounts for 12% of sales within the segment, grew 5% on a currency-neutral basis in the period between February and December 2006. This increase was driven by new initiatives, particularly in the Urban and Women's segment. In euro terms, sales also increased 5% to € 293 million in 2006 (2005: € 280 million).

Rule 12g3-2(b) File No. 082-04278

European Sales Decrease 13% on a Currency-Neutral Basis
Sales for the Reebok segment in Europe in the period from February to December 2006 decreased 13% on a currency-neutral basis. In euro terms, revenues also decreased 13% to € 768 million in 2006 from € 885 million in 2005. Sales increases in the region's emerging markets, in particular Russia, could not offset a particularly strong decline in the UK.

Currency-Neutral Sales in North America Decline 9%
On a currency-neutral basis, Reebok segment sales in North America declined 9% in the period between February and December 2006. In euro terms, revenues also declined 9% to € 1.408 billion in 2006 from € 1.543 billion in 2005. Revenues decreased in both the USA and Canada.

Currency-Neutral Sales in Asia Grow 12%
Reebok segment sales in Asia grew 12% on a currency-neutral basis in the period between February and December 2006. This represents an increase of 11% in euro terms to € 229 million in 2006 from € 206 million in 2005. The strong sales growth was mainly a result of solid double-digit sales increases in India and Korea.

Currency-Neutral Sales Decline 5% in Latin America
Reebok segment sales in Latin America decreased 5% on a currency-neutral basis. In euro terms, sales declined 6% to € 69 million in 2006 from € 74 million in the prior year.

Reebok Net Sales by Region [1]


Latin America 3%
Asia 9%
Europe 31%
North America 57%

1) Only includes eleven months of the twelve-month period.

Reebok Gross Margin by Quarter in %


Q1 2006[1] 35.7
Q2 2006 31.9
Q3 2006 36.4
Q4 2006 35.4

1) Only includes two months of the three-month period.

Reebok Operating Profit by Quarter € in millions


Q1 2006[1] 17
Q2 2006 (4)
Q3 2006 58
Q4 2006 15

1) Only includes two months of the three-month period.

Purchase Price Allocation Negatively Impacts Gross Margin
Reebok's gross margin was 35.0% in the period from February to December 2006. This represents a gross profit of € 865 million, significantly impacted by negative accounting effects of € 76 million related to the purchase price allocation for the Reebok segment. Excluding these effects, the Reebok gross margin was 38.0%. This margin is lower than the adidas Group's average gross margin due to Reebok's overproportionate exposure to North America, where average gross margins in our industry are generally lower than in other regions. In addition, Reebok's gross margin was negatively impacted by higher closeouts and increased promotional activities.

Royalty and Commission Income at € 34 million
For the period from February to December 2006, royalty and commission income at Reebok was € 34 million. This relates primarily to royalty income from distribution partners and fitness equipment.

Operating Expenses Significantly Below Group Average
Reebok operating expenses reached 32.8% as a percentage of sales in the period from February to December 2006. This level is significantly below the Group average as a result of Reebok's lower marketing working budget as a percentage of sales. In absolute terms, operating expenses were € 812 million, which included purchase price allocation effects of € 13 million.

Operating Margin Negatively Impacted by PPA
The operating margin of the Reebok segment was 3.5% in the period from February to December 2006. Reebok's operating profit amounted to € 86 million, significantly impacted by the purchase price allocation for the Reebok segment, which totaled € 89 million. The majority of this effect will not be repeated in 2007 (see Subsequent Events and Outlook, p. 106). Excluding this effect, Reebok's operating margin was 7.1% in 2006.

Rule 12g3-2(b) File No. 082-04278

TaylorMade-adidas Golf Business Performance

In 2006, the TaylorMade-adidas Golf segment performed well above Management's initial expectations. Sales for the segment in 2006 grew 22% on a currency-neutral basis, above Management's initial expectations of a mid-single-digit increase. Growth was driven by strong sales increases in North America and Asia and the inclusion of the Greg Norman apparel business. In euro terms, this represents an improvement of 21% to € 856 million in 2006 from € 709 million in 2005. TaylorMade-adidas Golf gross margin declined 0.1 percentage points to 43.9% in 2006 from 44.0% in 2005. This development was due to the inclusion of the lower-margin Greg Norman apparel business, which was largely offset by improvements in other product categories. As a result of the strong sales development, gross profit grew 21% to € 376 million in 2006 from € 312 million in 2005. Operating margin increased 1.4 percentage points to 8.5% in 2006 from 7.1% in 2005 due to strong operating expense leverage which more than offset the gross margin decline. As a result, operating profit increased 44% to € 73 million from € 50 million in 2005.

TaylorMade-adidas Golf at a Glance[1] € in millions

	2006	2005	Change
Net sales	**856**	709	21%
Gross profit	**376**	312	21%
Gross margin	**43.9%**	44.0%	(0.1pp)
Operating profit	**73**	50	44%
Operating margin	**8.5%**	7.1%	1.4pp

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006. Excluding Greg Norman wholesale business from December 1, 2006.

TaylorMade-adidas Golf Net Sales by Quarter[1] € in millions

Q1 2005	**149**
Q1 2006	**201**
Q2 2005	**202**
Q2 2006	**264**
Q3 2005	**177**
Q3 2006	**194**
Q4 2005	**181**
Q4 2006	**197**

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006. Excluding Greg Norman wholesale business from December 1, 2006.

TaylorMade-adidas Golf Net Sales by Product[1]



Putters 2%
Accessories[2] 4%
Golf balls 6%
Footwear 7%
Irons 20%
Metalwoods 38%
Apparel 23%

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006. Excluding Greg Norman wholesale business from December 1, 2006.
2) Includes golf bags, gloves and other accessories.

Divestiture of Greg Norman Wholesale Business
As part of the Reebok acquisition, the Greg Norman Collection (GNC) apparel business was transferred from the Reebok to the TaylorMade-adidas Golf segment effective February 1, 2006. On October 24, 2006, the adidas Group announced the divestiture of the GNC wholesale business to MacGregor Golf Company which was completed on November 21, 2006. As a result, the GNC wholesale business was consolidated within the TaylorMade-adidas Golf segment until the end of November. To increase transparency of the underlying business development, segment sales are also provided excluding the GNC business.

Currency-Neutral Segment Sales Up 22%
Currency-neutral sales at TaylorMade-adidas Golf increased 22% in 2006. This strong performance was driven by solid revenue growth in nearly all major categories, in particular irons and adidas Golf footwear and apparel. In addition, the GNC apparel business contributed sales of € 63 million. In euro terms, revenues grew 21% to € 856 million in 2006 from € 709 million in 2005. Sales for the TaylorMade-adidas Golf segment excluding the GNC apparel business increased 13% on a currency-neutral basis and 12% in euro terms to € 793 million in 2006 (2005: € 709 million).

Currency-Neutral Sales in Europe Decrease 9%
On a regional basis, currency-neutral sales in Europe decreased 9%, mainly as a result of declines in the UK. In euro terms, European sales decreased 10% to € 92 million (2005: € 102 million). Currency-neutral sales for the segment excluding the GNC apparel business decreased 13%. In euro terms, sales declined by 13% to € 89 million from € 102 million in 2005.

North America Sales Up 32% on a Currency-Neutral Basis
Sales in North America were up 32% on a currency-neutral basis due to double-digit growth in the USA and Canada. This marks the highest growth in the region in four years. In euro terms, sales in North America increased 32% to € 505 million in 2006 from € 383 million in the prior year. Excluding the GNC apparel business, sales increased 17% on a currency-neutral basis. In euro terms, this represents an increase of 17% to € 446 million from € 383 million in the prior year.

Asian Sales Increase 18% on a Currency-Neutral Basis
In Asia, currency-neutral sales increased 18%, driven by strong growth in Korea and Japan. Asian revenues in euro terms increased 15% to € 254 million in 2006 versus € 221 million in the prior year. Sales for the TaylorMade-adidas Golf segment excluding the GNC apparel business increased 18% on a currency-neutral basis. This development represents an increase of 15% in euro terms to € 253 million in 2006 from € 221 million in the prior year.

Currency-Neutral Sales in Latin America Up 47%
In Latin America, currency-neutral sales of TaylorMade-adidas Golf increased 47%, albeit from a small base, driven by vigorous growth in Argentina. Sales increased 45% in euro terms to € 5 million (2005: € 3 million). Currency-neutral sales for the TaylorMade-adidas Golf segment excluding the GNC apparel business increased 38% on a currency-neutral basis. In euro terms, sales grew 35% to € 4 million from € 3 million in 2005.

Gross Margin Declines Slightly
TaylorMade-adidas Golf gross margin decreased 0.1 percentage points to 43.9% in 2006 from 44.0% in the prior year due to the inclusion of the lower-margin GNC apparel business. This effect was largely offset by improvements in the golf balls, putters and adidas Golf footwear business. Driven by strong sales improvement, gross profit increased 21% to € 376 million in 2006 from € 312 million in 2005. Excluding the GNC apparel business, gross margin increased 0.2 percentage points to 44.2% (2005: 44.0%). Gross profit increased 13% to € 351 million (2005: € 312 million).

TaylorMade-adidas Golf Net Sales by Region[1]


Latin America <1%
North America 59%
Europe 11%
Asia 30%

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006. Excluding Greg Norman wholesale business from December 1, 2006.

TaylorMade-adidas Golf Gross Margin by Quarter[1] in %

Q1 2005	42.7
Q1 2006	42.9
Q2 2005	49.5
Q2 2006	45.0
Q3 2005	43.9
Q3 2006	43.7
Q4 2005	39.0
Q4 2006	43.7

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006. Excluding Greg Norman wholesale business from December 1, 2006.

TaylorMade-adidas Golf Operating Profit by Quarter[1]
€ in millions

Q1 2005	(1)
Q1 2006	2
Q2 2005	30
Q2 2006	33
Q3 2005	9
Q3 2006	15
Q4 2005	11
Q4 2006	22

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006. Excluding Greg Norman wholesale business from December 1, 2006.

Royalty and Commission Income Decreases
Royalty and commission income at TaylorMade-adidas Golf declined 14% to negative € 16 million in 2006 (2005: negative € 15 million). This development was driven by higher intra-Group royalties paid to the adidas segment as a result of increased sales at adidas Golf, which are recorded in the TaylorMade-adidas Golf segment. In the adidas segment, these intra-Group royalties are correspondingly shown as part of royalty and commission income. The increase in intra-Group royalties paid to the adidas segment was partly offset by an increase in income, which was primarily related to bags and accessories.

Operating Expenses as a Percentage of Sales Decline
Operating expenses at TaylorMade-adidas Golf increased 16% to € 287 million in 2006 from € 247 million in the prior year. As a percentage of sales, however, operating expenses declined strongly in 2006, decreasing 1.3 percentage points to 33.5% (2005: 34.8%). This reflects lower marketing expenditures as a percentage of sales due to the outstanding sales growth during the year.

Operating Profit Grows 44%
The TaylorMade-adidas Golf operating margin increased 1.4 percentage points to 8.5% in 2006 from 7.1% in 2005. This development was a result of the strong sales growth and significantly improved operating expense leverage, which more than offset the lower gross margin. Operating profit for TaylorMade-adidas Golf increased 44% to € 73 million in 2006 from € 50 million in 2005. The operating margin of TaylorMade-adidas Golf excluding the GNC apparel business increased 1.3 percentage points to 8.4% in 2006 (2005: 7.1%), while operating profit grew 32% to € 67 million (2005: € 50 million).

Rule 12g3-2(b) File No. 082-04278

Risk Report

The adidas Group constantly explores and develops opportunities to maximize earnings and to increase long-term shareholder value. In doing so, we acknowledge that it is necessary to take certain risks to optimally explore business opportunities in a well-controlled and managed risk environment. Our risk management principles provide the framework for our Group-wide risk management.

Strategic and Operational Risk Management Principles and Process

Within the adidas Group, centralized risk management provides relevant tools and know-how to assist line managers in central and brand function roles with the risk management process. Further, the central risk function aggregates the identified risks on a Group-wide basis and monitors their development over time. Our Management continually integrates this risk information into its decision-making processes. We are convinced that risks are best identified and assessed where they arise, reflecting that different business segments and regions carry heterogeneous risk profiles. Our risk management process is composed of the following steps:

» Risk identification: The adidas Group constantly monitors both the macroeconomic environment and developments in the sporting goods industry as well as internal processes to identify risks as early as possible. As a result, we have defined a catalog of potential risks for our Group in each of these areas that assists management at different levels within our organization in identifying risks.

adidas Group Risk Management System


Supervisory and Executive Boards
Risk aggregation
Central Risk Management
Risk reporting
Risk treatment & controlling
Brand and Headquarter Functions
Risk assessment
Risk identification

Rule 12g3-2(b) File No. 082-04278

» Risk assessment: Identified risks are evaluated with respect to occurrence probability and potential loss. The occurrence probability is categorized as "high", "medium" or "low". The extent of potential loss is measured on a case-by-case basis as the contribution deviation from the most recent forecast under the assumption that the risk fully materializes. Contribution is defined as operating profit excluding intra-Group royalties.

» Risk monitoring and reporting: Risks are monitored by central risk management as well as brand or headquarter functions. Risks with a likely impact of € 1 million or more on forecasted full-year contribution are reported to central risk management on a monthly basis. In addition, risks with a likely financial impact of € 5 million or more must be reported immediately upon identification to our central risk management. Longer-term risks are reviewed as part of our strategic planning process by means of scenario planning.

» Risk aggregation: Central risk management aggregates Group-wide risks and reports them to the Executive and Supervisory Boards on a regular basis.

» Risk treatment: Based on our risk management principles and manual, line management in cooperation with central risk management and, in exceptional cases, the Executive Board decides which risks we avoid, reduce, transfer or accept. The Group's financial risk management and hedging activities are the responsibility of the central Treasury department and are based on the Group's treasury policies (see Treasury, p. 85).

» Risk controlling: The Group centrally monitors how risks in different areas and operational processes influence each other. Also, central risk management examines the results of actions taken by operational management to avoid, reduce or transfer risks over time. Our Internal Audit department independently appraises and assesses operational and internal controls for the management of business risks throughout the Group.

» Risk management documentation: Our Group risk management manual is a core element of our integrated risk management system. It is available to all Group employees online. The manual outlines the principles, processes, tools, risk areas and key responsibilities within our Group.

Corporate Risks Overview

External Risks
- Macroeconomic risks
- Industry risks
- Regulatory and political risks
- Legal risks
- Risks from product counterfeiting
- Social and environmental risks
- Natural risks

Financial Risks
- Currency risks
- Interest rate risks
- Investment risks
- Financing and liquidity risks

Strategic Risks
- Portfolio risks
- Risks from loss of key promotion partnerships
- Brand image risks
- Research and development risks
- Product quality risks
- Own-retail risks
- Personnel risks

Operational Risks
- Sourcing risks
- Customer risks
- IT risks

External Risks

Macroeconomic Risks

Growth of the sporting goods industry is closely correlated to consumer confidence and consumer spending. Abrupt economic downturns, in particular in regions where the Group is highly represented, therefore pose a significant short-term risk to sales development. To mitigate this risk, it is the Group's goal to have an even balance of sales amongst our key regions. In addition, we have further reduced this risk by extending our partnership and event portfolio to increase the predictability of demand and make it less sensitive to macroeconomic influence. In 2007, the Group expects economic growth in North America to moderate due to a decline in private domestic demand (see Subsequent Events and Outlook, p. 106). The risk of an abrupt decline, which we, however, believe has only a low likelihood, could have a medium adverse financial impact.

Industry Risks

Price pressure and product discounting among sporting goods retailers often as a result of industry consolidation can have a negative impact on sporting goods manufacturers. A sustained promotional retail landscape in one of the Group's key markets can therefore threaten the Group's sales and profitability development. To moderate this risk, we maintain a regionally balanced sales mix and continually adapt the Group's distribution strategy. The sporting goods industry currently faces a highly promotional retail landscape in the UK. Following three years of declining average selling prices, the adidas brand initiated a new trade distribution policy effective January 1, 2007. This strategy offers our top product range only to retailers who satisfy trade policy requirements. We accept the high risk of a short-term sales loss, which we expect to have a visible impact on the European results of the adidas segment. However, the Group projects only a low impact on the Group's overall contribution in 2007. Further, we expect a beneficial medium- and long-term effect on both Group sales and profitability as well as the UK market in general.

Regulatory and Political Risks

The adidas Group faces risks arising from sudden significant increases of import restrictions, import tariffs and duties that could compromise the free flow of goods within the Group and from suppliers. To limit these risks, we utilize a broad supplier base which allows us to shift production to other countries at an early stage if necessary. In October 2006, the European Commission imposed anti-dumping duties on leather shoes imported from China and Vietnam. An important exception was made for technical athletic footwear which represents the large majority of our product offering. As a result of this decision and the proactive diversification of our sourcing portfolio (see Global Operations, p. 60), we expect the new EU legislation to have an only very minor financial effect on our Group in 2007. We regard the medium-term risk of further regulatory actions in other jurisdictions outside the EU as having a low probability of occurrence and a medium potential financial impact.

Legal Risks

The adidas Group is exposed to the risk of claims and litigation from serious infringement of third party trademark and patent rights. To reduce risk, new product technologies and names are carefully researched to identify and avoid potential conflicts with the rights of third parties. In February 2006, a major competitor sued the adidas Group for an alleged breach of patent rights regarding two footwear models. However, the Group does not expect any material impact on its financial situation from this or other pending lawsuits. Further, due to the extensive safeguards in place, we believe that the risk of our Group seriously infringing third party trademark and patent rights, which could generate a medium financial impact, has a low likelihood of occurrence.

Risks from Product Counterfeiting

As popular consumer brands with technological and design innovation as defining characteristics, the Group's brands are a frequent target for counterfeiting and imitation. More than 6 million counterfeit adidas Group products were seized worldwide in 2006. To reduce the loss of sales and the potential damage of reputation resulting from defective products sold under our brand names, the adidas Group utilizes extensive legal protection (generally through registration) and works closely with law enforcement authorities, investigators and outside counsel. Although we have stepped up measures such as security labeling to control production with authorized suppliers, continued development of these measures is required. We therefore regard the likelihood of sustained counterfeiting as high in the short term. However, the impact on our forecasted financial results is expected to remain at a similar level compared to previous years, which means its potential to generate a visible contribution variance is low.

Social and Environmental Risks

We have continuing responsibilities to our workers, suppliers and the environment. Malpractice in these areas can have a significant impact on the reputation and operational efficiency of our Group and our suppliers. To limit this risk, we have established workplace standards that suppliers must meet before they can become our business partners (see Sustainability, p. 63). Internal inspections of supplier factories verified by extensive external audits are conducted regularly. In the event of non-compliance with these workplace standards, we develop joint action plans and set deadlines for compliance and further improvement. When these deadlines are not met, business relations are terminated (see Sustainability, p. 63 and www.adidas-Group.com/sustainability). We regard the risk of social and environmental malpractice as likely in only isolated cases having a potentially low financial impact.

Natural Risks

The adidas Group is exposed to external risks such as natural disasters, epidemics, fire and accidents. Further, physical damage to our own or our suppliers' premises, production units, warehouses and stock in transit can lead to property damage and business interruption. These risks are mitigated by ample loss prevention measures such as working with reliable suppliers and logistics providers who guarantee high safety standards and disaster recovery plans. In addition to the considerable insurance coverage we have secured, the Group has also implemented contingency plans to minimize potential negative effects. As a result, we expect an only minor financial loss after insurance compensation should natural risks materialize. However, we regard this scenario as unlikely.

Financial Risks

Currency Risks

Most of the Group's currency risks result from the fact that a significant portion of our sourcing is done directly with suppliers in Asia (see Global Operations, p. 60). This means the products are invoiced mainly in US dollars, whereas our sales to customers are denominated in multiple currencies such as the euro, the Japanese yen, the Canadian dollar and the British pound. Therefore, the Group is exposed to the risk of exchange rate movements. We manage the risk through centralized currency risk management and hedging of the Group's net US dollar deficit (see Treasury, p. 85). As we have almost completed our anticipated hedging needs for 2007 at rates slightly below those of 2006, we believe the likelihood that currency risks could have more than a low impact on our 2007 financial contribution is low.

Interest Rate Risks

Significant interest rate changes can have an adverse effect on the Group's profitability, liquidity and financial position. The acquisition of Reebok has led to an increase in interest rate risks due to the higher financing requirements and the resulting higher weighted average interest rate on the Group's financing structure (see Treasury, p. 85). To moderate interest rate risks, floating-rate arrangements are partially protected against short-term interest rate increases by corresponding hedges such as fixed-rate interest rate swaps. Additionally, it is part of our financial strategy to reduce the Group's financial leverage to below 50% in the medium term. We have strongly reduced net debt following the financing of the Reebok acquisition and have increased the share of fixed-rate financing arrangements. As a result, we estimate the likelihood of interest rate risks, which could have a medium effect on our contribution in 2007 and the medium-term future, as low.

Investment Risks

In the past year, the adidas Group has primarily used free cash flow to reduce borrowings which increased by approximately €3 billion upon the purchase of Reebok. Therefore, only a very limited amount of cash is invested in investment funds (see Note 7, p. 157). Risks related to a major decline in the value of these funds are therefore negligible in terms of likelihood and potential impact.

Financing and Liquidity Risks

To meet our ongoing financing needs, the adidas Group faces the risk of having to accept unfavorable financing terms due to liquidity constraints. The Group, however, regards this risk as limited as we have secured favorable conditions in the financing arrangements for the Reebok acquisition. As we anticipate strong free cash flow generation in 2007, we view financing and liquidity risks as having both a low likelihood of occurrence and low potential financial impact.

Strategic Risks

Portfolio Risks

The adidas Group faces risks due to contractual obligations following business divestitures and with regard to the integration of newly acquired businesses. In our ongoing initiatives to integrate the Reebok brand, we face a risk of overestimating potential revenue and cost synergies as well as execution risks. The latter relate for example to the harmonization of the Group's IT systems and the standardization of functional business processes across the different brands. To mitigate these risks, we have implemented a dedicated controlling function and an integration management office continuously overseeing our integration activities. The realization of the first projected cost synergies in 2006 gives us higher confidence in the likelihood of achievement of our medium-term synergy targets [see Subsequent Events and Outlook, p. 106]. In addition, formal employee surveys conducted throughout 2006 as part of our Reebok integration activities suggest high satisfaction rates and a positive cultural fit between employees at each of our brands [see Employees, p. 65]. We therefore believe there is a low likelihood of portfolio risk occurrence. Due to the magnitude of projected synergies, however, we regard the potential financial impact of these risks as high.

Risks from Loss of Key Promotion Partnerships

The adidas Group faces risks from the loss of major promotion partnerships which play an important role in building brand image and generating sales of licensed product. To mitigate the inherent risk, we follow the strategy of broadening the Group's portfolio of premium partnerships in order to reduce the reliance on single affiliations. As a result, we assess the potential financial impact of this risk to be low, whereas the likelihood of occurrence is medium.

Brand Image Risks

A shift in consumer taste away from performance products could adversely affect our Group as our product portfolio is weighted towards performance-oriented styles. We mitigate this risk by following a multi-brand strategy with brands that address distinct performance-oriented consumer segments as well as product offerings targeting lifestyle-oriented consumers. Nonetheless, a significant restriction in the usage of the Three Stripes symbol in sport competition, for example, could potentially harm our brand recognition value and negatively affect the image of brand adidas. We have mitigated this risk with the successful negotiation of long-term solutions with the sport federations most important for us during the last two years. We hence regard the likelihood of further restrictions in the usage of the Three Stripes, which could potentially have a significant financial impact, as low.

Research and Development Risks

In the sporting goods industry, the speed with which new product technologies are brought to market is decisive. If the adidas Group failed to constantly develop innovative products, we would risk a significant sales decline as innovative products generate strong sales and more importantly create a halo effect for other products. Due to our industry-leading innovational strength [see Research and Development, p. 69], we assess the occurrence probability of this risk, which could potentially have a significant financial impact, as low.

Product Quality Risks

The adidas Group faces a risk of selling defective product, which may result in injury to consumers and image impairment. We mitigate this risk through rigorous testing prior to production, close cooperation with manufacturers throughout the fabrication process, open communication about defective products and quick settlement of product liability claims if necessary. The financial consequences of potential product liability cases, whose likelihood of occurrence we regard as low, could have a medium impact.

Own-Retail Risks

New adidas, Reebok and Rockport own-retail stores require considerable up-front investment in furniture and fittings as well as ongoing maintenance. In addition, own-retail activities often require longer-term lease or rent commitments as well as significantly more personnel in relation to net sales than our wholesale business. This comparably less flexible cost structure implies a risk in cases of significant unexpected sales declines, as such declines cannot be immediately compensated by cost reductions. The Group minimizes this risk by only entering into lease contracts with a duration of less than ten years. In addition, all shops must fulfill ambitious profitability targets dependent on size, location and investment in the store. If these targets are not met, we undertake restructuring measures and eventually close unprofitable locations. We assess own-retail risks as medium with regard to their likelihood of occurrence, but low in terms of their potential extent of loss.

Personnel Risks

The adidas Group's future success is highly dependent on our employees and their talents. We thus face the risk of being unable to identify, recruit and retain the most talented people that best meet the specific needs of our Group. To reduce the risk of not being able to recruit qualified staff, to enable our employees to make use of their full potential and to retain key personnel, we strongly engage in developing a motivating working environment, attractive reward and incentive schemes as well as long-term career opportunities to make the adidas Group the employer of choice within our industry [see Employees, p. 65]. As a result, we regard the likelihood of occurrence of these risks, which could have a medium financial impact should they materialize, as limited.

Operational Risks

Sourcing Risks

Raw material and labor costs account for approximately 80% of the Group's cost of sales. Hence, the adidas Group faces risks from significant increases of these costs and also from business interruptions at one of our major suppliers, which would have a material impact on the Group's ability to meet short-term customer demand. For example, financial difficulties and subsequent closure of three factories in Indonesia supplying footwear to Reebok reduced the Group's net income by around €8 million in 2006. To mitigate the risk of higher sourcing costs, we exploit economies of scale from our higher sourcing volume following the Reebok acquisition. To reduce the risk of business interruptions, we work with vendors who demonstrate reliability, quality, innovation and continuous improvement. By doing so, we are confident that our strategic supply partners will be most competitive in the medium and long term in offsetting price increases. In addition, we pursue a regionally balanced sourcing strategy and collaborate closely with our vendors in search of new, innovative materials. As a result, we assess sourcing risks as having a medium likelihood of occurrence and a low potential financial loss.

Customer Risks

Customer risks arise from our dependence on key customers who could exert bargaining power resulting in considerable margin pressure and product cancellations. To limit this risk, the adidas Group has a broad distribution strategy. As a result, no customer at brands adidas, Reebok and TaylorMade accounted for more than 10% of brand sales in 2006. Further, following the Reebok acquisition, we are actively reducing the brand's dependence on key accounts by strengthening our business in the sporting goods and athletic specialty retail channels. A strong reduction of business with one of our brands' biggest retailers, which we regard as unlikely, could nonetheless adversely impact regional sales and profitability to a medium extent.

IT Risks

A Group-wide breakdown of IT systems or a significant loss of data could result in considerable disruptions to our business. In order to mitigate these risks, we perform scheduled backups and engage in proactive maintenance. System security and reliability are tested via internal tests and external audits on a regular basis. Periodic reviews of the Group's systems architecture ensure that the Group meets changing business requirements and fulfills the highest safety standards. In 2006, the downtime of our major IT applications was well below 1% of total running time. This gives us confidence in the assessment of IT risks as having a low likelihood of occurrence, but a significant potential financial impact.

Overall Risk

Central risk management aggregates all risks reported by brand, regional and headquarter functions. Based on the compilation of risks explained within this report and the current business outlook, adidas Group Management does not foresee any individual or aggregate risks which could materially jeopardize the ongoing business health and viability of the Group. In comparison to the prior year, portfolio and own-retail risks increased in importance due to the magnitude of expected synergies from the Reebok integration and the higher share of own-retail activities at brand adidas. However, financing and brand image risks have become less prevalent as we have completed the financing of the Reebok transaction and now have a broader portfolio of brands addressing distinct consumer groups. As a result, management regards the Group's overall risk exposure as largely unchanged. This assessment is supported by the continued positive responses to our financing demands, as in 2006 the adidas Group issued several private placements in various regions and currencies that were all oversubscribed (see Treasury, p. 85). The adidas Group therefore has not sought an official rating by one of the leading rating agencies. We believe that the Group's earning power forms a solid basis for our future business development. As outlined above, we have taken appropriate precautions against typical business risks that could negatively affect our financial standing and profitability situation.

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Opportunities Report

As a leader in the sporting goods industry, our Group is exposed to a global marketplace, offering significant growth and profitability potential for all our brands. Identifying, assessing and exploiting opportunities in a structured and organized way is fundamental to achieving our medium- and long-term revenue and profitability goals. In addition to seizing opportunities evolving from macroeconomic and industry developments, we continuously strive to deliver strategic initiatives at a Group and brand level in order to capture future growth and profitability.

Opportunities Management Principles and Process

All facets of our organization are involved as we continuously seek to maximize the top line and optimize our cost structure. Centralized Group and brand functions such as planning, marketing, finance, treasury, global operations, and mergers and acquisitions, are responsible for anticipating global macroeconomic, industry and long-term strategic options. Brand teams at both global and regional levels are focused on identifying consumer trends and monitoring developments in the respective markets. Strategic business plans provide the overall direction towards the realization and execution of opportunities. Our opportunities management process is composed of the following steps:

» Opportunity identification: Situation analysis is the most important process we apply in identifying and quantifying opportunities. We conduct our own qualitative research with respect to macroeconomic and consumer trends, but also consult secondary material and liaise with independent trend and media agencies. In addition, we analyze market data to see which markets, categories, consumer target groups and product styles show potential for future growth. We actively monitor brand, distribution channel and price point developments. Our primary focus is on sport, but increasingly we also look at adjacent market segments such as leisure lifestyle and sport fusion.

» Opportunity assessment: Identified opportunities undergo a rigorous evaluation, to ascertain viability, commerciality, contribution and risk. This approach is applied to both longer-term strategic prospects but also shorter-term tactical and opportunistic initiatives at both a Group and brand level. Each opportunity that we choose to pursue must adhere to the core values of the Group and respective brand, and provide a significant direct or indirect revenue and profitability contribution while meeting stringent cost and investment criteria.

» Opportunity monitoring and controlling: Measuring the success of our initiatives is a crucial aspect of the opportunity management process. The objectives and key performance indicators set during the identification and evaluation process are monitored on an ongoing basis. This not only facilitates the validation of opportunities but also allows us to adapt and refine our products, communication and distribution strategy to ongoing developments in our fast-moving and rapidly changing marketplace. We are also placing increased emphasis on engaging with our manufacturing partners and retail customers to evaluate the impact of our growth and cost initiatives. During the monitoring and controlling process, information is relayed in a timely manner to product, marketing and controlling functions. Management is continuously updated as part of the Strategic Business Plan process, and through regular and ad hoc discussions as appropriate.

Corporate Opportunities Overview

Macro- and Socioeconomic Opportunities
- Macro-environment and fiscal policy changes
- Emerging markets as long-term growth drivers
- Increasing sports participation rates in mature markets

Industry Opportunities
- Fast-growing women's segment
- Increasing focus on kids
- Building market share in high-growth sports categories
- Running category to grow further
- Technology to drive growth of customized products

Strategic Opportunities
- Multi-brand approach provides competitive advantage
- Greater connection to the consumer at point-of-sale
- Promotion partnerships bring authenticity
- Realizing synergies from Reebok integration
- Cost optimization to improve profitability

Macro- and Socioeconomic Opportunities

Macro-Environment and Fiscal Policy Changes

Interest rate changes, tax reforms and currency exchange rate developments regularly provide opportunities for optimization. Our central Group Treasury and Tax departments constantly monitor these developments to identify potential opportunities to reduce our non-operating expenses.

Emerging Markets as Long-Term Growth Drivers

Emerging economies in Asia, Europe and Latin America offer significant potential to our Group. Of particular importance to our Group are China, Russia and India. Given the positive market signals and our future plans for distribution roll-out in these regions, we expect sales from emerging markets to grow to more than 30% over the next five to ten years (2006: 19%). Above-average GDP growth, rising real incomes and employment rates as well as positive demographic trends and an increasing middle class continue to fuel these economies and subsequently our industry. The adidas Group, in particular the adidas brand, is well positioned to exploit growth in these regions due to our leading positions, excellent sponsoring partnerships and our extensive distribution network. To exploit these opportunities further, we continue to utilize and grow our own-retail activities to capture growth where traditional distribution channels remain underdeveloped. At brand Reebok, we have taken several important steps during the first year of integration, most notably acquiring the distribution rights to the brand in several of these markets such as China, Russia, Czech Republic, Slovakia and Turkey. For TaylorMade-adidas Golf, the emerging markets of Asia also present the largest growth opportunities, due to the relatively low participation rates in golf at present. As accessibility to the game grows, the popularity of golf continues to rise, spurring increased demand for golf products.

Increasing Sports Participation Rates in Mature Markets

In mature markets such as Western Europe and North America, an ageing population and increasing obesity rates are having a significant effect on health care costs. Government and non-profit organization involvement is steadily rising on this issue, with initiatives such as P.H.I.T. (Personal Health Investment Today) being reintroduced to US congress in January 2007. The already high awareness in the media and among the general public is expected to increase further in the medium term. As society is encouraged to live healthier, sports participation is projected to increase providing a growth opportunity for our industry. Given our strong position across a wide range of performance sports disciplines, we believe this will help our Group outperform industry growth in these countries over the medium term.

Industry Opportunities

Fast-Growing Women's Segment

The women's sports market is the fastest-growing segment in the sporting goods industry with women accounting for more than half of total spending on athletic footwear. In addition, women also make approximately 80% of the buying decisions for sports apparel for men, women and children. Reebok already has a high recognition with the female consumer, with a market-leading position in aerobic footwear. Similarly, the adidas brand has built strong recognition in two of the most lucrative women's sports segments, namely sport-specific performance products and designer fashion products through our collaborations with Stella McCartney and Yohji Yamamoto, respectively. TaylorMade-adidas Golf is also benefiting from higher participation rates by women in golf, launching several products featuring lighter weights and shorter shafts targeted specifically at female golfers. To harvest future growth potential in this segment, the focus of all our brands is to extend and broaden our product offering to meet the needs of the women's market which is characteristically driven by individuality, authenticity and style.

Increasing Focus on Kids

The kids' segment has also been identified as a key focus for the Group in the medium term. Our kids' business has experienced strong growth in recent years, but there is still further opportunity to expand our market presence, especially in the North American and Asian markets. We currently offer a wider selection of products than ever before to address the specific needs of children. In the past year, adidas and Reebok have partnered with premier toy and entertainment companies such as Mattel and Hasbro in an effort to create innovative product collections for our younger consumers. We are also investing more at the grass roots level to capture a larger share of the kids' market and to help create a strong association between our brands and sports at an early age. Kids represent an important current and future target group for many sports categories. As a result, we will continue to focus on and invest in this critical segment of the business.

Building Market Share in High-Growth Sports Categories

Expanding in emerging categories where our brands have been under-represented is another source of growth we seek to exploit as our brands evolve. Skate, sport fusion and outdoor are all rapidly-growing categories, where we are increasing our efforts. Skateboarding footwear was the fastest-growing category in the United States in 2006 and is now the fifth largest. Sport fusion, where fashion and lifestyle footwear and apparel derive their characteristics from sport-specific features, continues to evolve, with new inspiration coming from categories such as gym, yoga and martial arts. Outdoor activities such as Nordic walking, hiking, free running and trail running are also high-growth sports categories. Our market share in each of these segments is below 10%, providing significant potential going forward. Over the next three years, we intend to launch several new initiatives in these categories, utilizing the full power and capability of our development and design teams.

Running Category To Grow Further

Running continues to be extremely popular, but running demographics are changing, with high growth rates among both female and older athletes. People are now taking up running for varied purposes, from weight loss and stress reduction to participating in competitive runs. Participation rates in running are expected to grow further and as we are under-represented in this category, we see significant growth potential. As we look to the future, the demand for functional footwear and apparel is expected to increase overproportionately in what is already sport's largest product category. We believe we can outperform market growth and increase our market share through a strong innovation pipeline. With our multi-brand approach, we will be able to address the running market in a more meaningful way, tailoring each brand's proposition to more effectively target the diverse consumer base.

Technology to Drive Growth of Customized Products

We expect the market for customized footwear, apparel and hardware to grow strongly in the coming years. Consumers are increasingly looking for products that more precisely meet their individual needs and go beyond just aesthetic appearance. adidas, Reebok and TaylorMade all offer different customization platforms reflecting the respective brand's strategy. Two examples for how we are attacking this opportunity are the introduction of adidas_1 and the adidas "mi Innovation Center". With the launch of the first "intelligent" products such as the adidas_1 running and basketball shoes in 2005 and 2006, respectively, we established the adidas brand as the pioneer when it comes to customized footwear technologies. In 2006, we introduced the first-of-a-kind interactive retail concept, the adidas "mi Innovation Center". Utilizing advanced technology, we can deliver footwear product incorporating our top innovations based on the personal fit and performance needs of individual consumers. We believe the "mi Innovation Center" offers a new shopping experience for consumers and thus we plan to open additional centers around the world over the next few years. Going forward, we will continuously strive to extend our customization initiatives across all brands to further develop this emerging market.

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Strategic Opportunities

Multi-Brand Approach Provides Competitive Advantage
We believe there is a natural limit a brand can achieve given the diverse tastes and expectations of a highly fragmented consumer market. Our multi-brand approach provides us with a major competitive advantage and significant additional commercial opportunities compared to a single brand strategy. We can leverage the power of our brands in a more precise and meaningful way, utilizing the combined strengths of each to compete for a higher percentage of the market, covering a greater number of consumer needs, price points and demographics.

Greater Connection to the Consumer at Point-of-Sale
We believe there are significant opportunities to improve the presentation of our brands at point-of-sale. This will not only enhance our bond with the consumer, but also help to increase the efficiency and profitability of our retail partners. Through closer cooperation, we can significantly improve the in-store experience for our product. Establishing shop-in-shop formats (e.g. with JJB and Dick's Sporting Goods) or retail partnerships (e.g. with INTERSPORT) are examples where we are leading the industry. Through initiatives like these, we can achieve more innovative product presentation, targeted ideas and messages, as well as training of sales staff. We believe such cooperations can be particularly effective in markets that have become dominated by price and lack of differentiation. With the vast experience we have gained from our own-retail activities, we intend to transfer best practices to these and similar formats in the future.

Promotion Partnerships Bring Authenticity
The importance of brand affiliation with premium partnerships is crucial to demonstrate authenticity, credibility and support innovation. We have an enviable portfolio of partnership assets including major events (e.g. UEFA EURO 2008™, 2008 Beijing Olympics, FIFA World Cup 2010™), leagues (e.g. NBA, NFL, NHL and MLS), teams (e.g. Real Madrid, Chelsea FC, AC Milan, FC Bayern Munich) and individual athletes. Promotion partnerships are an important vehicle for our Group, generating significant revenue opportunities through product lines launched in cooperation with our partners, as well as enhancing the Group's brand image. Our broad platform of partners provides our Group with significant visibility and predictability for future revenue generation. We continue to search for new opportunities to strengthen our portfolio of high-profile teams, athletes and sports associations. We look for premium partners that positively and uniquely showcase our brand values and have high visibility with key consumer groups. A core tenet of the selection process is that partnerships will enable us to generate a strong direct or indirect return on investment. This underpins our positive expectations for the future in particularly iconic sports such as football, basketball, tennis and golf.

Realizing Synergies from Reebok Integration
The acquisition of Reebok has created new business opportunities for our Group. As we already possess strong market positioning and expertise outside of North America, Reebok's assets, including the exclusive license contracts with the NFL, NHL and MLB, will be leveraged beyond Reebok's core US and UK markets to drive incremental sales for the Group. We also have significant opportunities to reduce and optimize costs, through scale benefits, back office consolidation and combined capital expenditure planning. In total, we have identified € 500 million in incremental annual revenue synergies and € 175 million in annual net cost synergies for the adidas Group from the acquisition which we intend to fully deliver from 2009 onwards (see Subsequent Events and Outlook, p. 106).

Cost Optimization To Improve Profitability
As in any organization, cost optimization and control are crucial to achieving high profitability levels and return on invested capital. Although we have made important progress in recent years, our profit margins are still below those of our main competitors. Given the scope of our organization, we see significant potential to further optimize our cost drivers, enhance profitability and reduce our working capital requirements. We also see opportunities to optimize our cost base by continuously reducing complexity and increasing efficiency in our supply chain. By being closer to the market with best-selling product, extending lean manufacturing, and creating a truly end-to-end supply chain, we strive to achieve this cost savings potential. Our "World Class Supply Chain" initiative is a cornerstone in seizing the cost optimization opportunities (see Global Operations, p. 60).

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Subsequent Events and Outlook

2007 is strategically an important year for the adidas Group. Revitalizing Reebok will be at the forefront of our endeavors, and the first product initiatives developed under the leadership of our new brand management team will be launched in the second half of the year. We will continue to realize integration synergies and further increase cost optimization throughout our organization. Based on our extensive product pipeline and strong marketing initiatives for all our brands, we are confident that we will again be able to deliver strong top- and bottom-line performance this year, and improve our key balance sheet metrics. For the adidas Group, we expect to grow currency-neutral sales at a mid-single-digit rate, driven by growth at all our brands and in all our regions. In addition, we project increases in both our gross and operating margins, which will be between 45 and 47% and around 9%, respectively. Further, we forecast net income attributable to shareholders to grow by double-digit rates approaching 15%. We believe the current trading environment supports our expectations given positive growth projections for our industry and the global economy. No material event between the end of 2006 and the publication of this report has altered our view.

Subsequent Macroeconomic Developments
Since the end of 2006, there have been no major macroeconomic or sociopolitical changes which we expect to influence our business materially going forward.

Subsequent Group Events
Buying out distributors and joint ventures around the globe underscores our Group's strategy to support our brands with wholly-owned subsidiaries in key markets. Consequently, on January 12, 2007, we announced the buyback of distribution rights for the Reebok brand in Turkey from RBK Spor Urunleri. Effective April 1, 2007, adidas Spor Malzemeleri Satis ve Pazarlama A.S. will become the exclusive distributor of Reebok products in Turkey. In addition, after the contract with Reebok's distribution partner in Chile had expired on December 31, 2006, adidas Chile Ltda. became the exclusive distributor of Reebok products in Chile effective January 1, 2007.

Subsequent Changes in the Group's Legal Structure
The Hockey Company was renamed Reebok-CCM Hockey, Inc., in January 2007. We believe this new name better reflects the company's focus on two key separate and distinct brands: Rbk Hockey and CCM Hockey.

Subsequent Management Changes
In January 2007, the adidas Group made three key appointments at adidas and Reebok regional management levels. At adidas, Patrik Nilsson was appointed President of adidas North America. At Reebok, Nigel Griffiths was named Head of Reebok Europe and Dave Mischler Head of Reebok Asia Pacific. In February 2007, it was announced that Bernd Wahler would become Chief Marketing Officer Sport Performance for the adidas brand.

Subsequent Financing Developments
With regard to financing, there have been no major developments since the end of 2006.

Subsequent Share Count Changes
As a result of stock options exercised as part of various tranches of the Management Share Option Plan (MSOP) of adidas AG, the number of outstanding shares increased by 30,200 to 203,567,060 no-par value shares in January 2007.

Subsequent Legal Changes
The adidas Group has taken the necessary steps to comply with all new and changed regulations introduced by the Transparency Directive Implementation Act (Transparenzrichtlinien-Umsetzungsgesetz – TUG) and the Act on Electronic Commercial Registers, Cooperative Society Registers and the Company Register (Gesetz über elektronische Handelsregister und Genossenschaftsregister sowie das Unternehmensregister – EHUG) in January 2007. Accordingly, we will among other things disclose ad hoc notifications, directors' dealings, changes in the percentage of voting rights and financial reports throughout Europe and provide them to the Company Register for central storage of information relevant for capital markets.

adidas Backlogs Grow Moderately
Backlogs for the adidas brand at the end of 2006 increased 1% versus the prior year on a currency-neutral basis. This represents a decrease of 4% in euro terms. Footwear backlogs declined 1% in currency-neutral terms (–6% in euros). Softness in several categories in North America and Europe was largely offset by growth across all major categories in Asia. Apparel backlogs grew 5% on a currency-neutral basis (stable in euros), driven by improvements in the Sport Performance training and basketball categories. Hardware backlogs, particularly in Europe, negatively affected growth rates due to declines in the football category. The transfer of the NBA and Liverpool licensed businesses from Reebok to adidas had a positive impact of approximately 1 percentage point on the development of brand adidas backlogs.

Currency-Neutral Development of adidas Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Asia	**Total**
Footwear	(5)	(13)	29	**(1)**
Apparel	(1)	5	16	**5**
Total[2]	**(5)**	**(6)**	**21**	**1**

1) At year-end, change year-over-year.
2) Includes hardware backlogs.

Development of adidas Order Backlogs in € by Product Category and Region[1] in %

	Europe	North America	Asia	**Total**
Footwear	(6)	(22)	19	**(6)**
Apparel	(2)	(6)	6	**(0)**
Total[2]	**(6)**	**(16)**	**11**	**(4)**

1) At year-end, change year-over-year.
2) Includes hardware backlogs.

Backlogs at Reebok Brand Improve Sequentially

Backlogs for the Reebok brand at the end of 2006 decreased 12% versus the prior year on a currency-neutral basis, showing a sequential improvement from the prior quarter. In euro terms, this represents a decline of 18%. Footwear backlogs declined 15% in currency-neutral terms (–21% in euros), mainly due to decreases in Reebok's lifestyle offering in North America. Apparel backlogs were down 9% on a currency-neutral basis (–14% in euros) as a result of a decline in both Reebok's licensed and branded apparel business, particularly in North America. The transfer of the NBA and Liverpool licensed businesses from Reebok to adidas also negatively affected apparel backlogs development. Excluding the effects of this transfer, total Reebok backlogs decreased 10% on a currency-neutral basis.

Positive Retail Feedback for TaylorMade-adidas Golf

Because of the different order profile in golf compared to other parts of our business, we do not provide order information for TaylorMade-adidas Golf. However, trade show performance and ongoing dialog with customers supports continued positive development of the segment.

Currency-Neutral Development of Reebok Order Backlogs by Product Category and Region[1] in %

	Europe	North America	**Total[2]**
Footwear	(8)	(25)	**(15)**
Apparel	(11)	(24)	**(9)**
Total[3]	**(7)**	**(25)**	**(12)**

1) At year-end, change year-over-year.
2) Includes Asia backlogs.
3) Includes hardware backlogs.

Development of Reebok Order Backlogs in € by Product Category and Region[1] in %

	Europe	North America	**Total[2]**
Footwear	(9)	(33)	**(21)**
Apparel	(13)	(32)	**(14)**
Total[3]	**(8)**	**(33)**	**(18)**

1) At year-end, change year-over-year.
2) Includes Asia backlogs.
3) Includes hardware backlogs.

Rule 12g3-2(b) File No. 082-04278

Major Factors Impacting 2007 Results

Several factors will impact our consolidated results in 2007. In 2006, the Reebok business segment was included in our financial results for the 11-month period from February to December. In 2007, the inclusion of one extra month is expected to have a positive low-single-digit percentage point impact on Reebok's reported full year sales growth. Further, on November 21, 2006, we announced the completion of the divestiture of the Greg Norman Collection (GNC) wholesale business. The GNC wholesale business was consolidated in the TaylorMade-adidas Golf segment until the end of November 2006. The results of the GNC-related retail outlet operations, which were not part of the transaction, will be reported as part of Reebok's own-retail activities from January 1, 2007. Sales recorded in the HQ/Consolidation segment will remain at a high level during 2007, as a result of the Group's cooperation agreement with Amer Sports Corporation. Under this agreement, the adidas Group sources softgoods for Salomon at a fixed buying commission for a limited period in an effort to support the transfer of Salomon's business activities to Amer Sports Corporation. However, this agreement includes margins significantly below the Group's average and therefore will continue to negatively impact the Group's gross and operating margin in 2007. Finally, the purchase of the remaining 49% of shares from the joint venture partner of the adidas subsidiary in Korea, effective September 1, 2006, will significantly lower minority interests in 2007.

Global Economy Positive but Modest Slowdown

With a projected GDP growth rate of around 3% for 2007, growth of the global economy is expected to moderate versus 2006. European GDP growth is expected to slow slightly to levels of around 2% in 2007. This should be more pronounced in the first half of the year due to slower world trade growth, a stronger euro, higher short-term interest rates, and fiscal tightening such as the VAT increase in Germany. Current signals in North America indicate a more mixed economic development in 2007 than in 2006. GDP growth is projected to ease over the prior year to around 2.5%. Concerns regarding the real estate sector persist and the possible repercussions on construction activity, consumer demand, financial markets and world trade growth remain a risk. However, against such a backdrop, inflationary pressures are likely to fade and the Federal Reserve is expected to start a phase of interest rate cutting. The outlook for Asia and Latin America remains strong. Growth in the emerging markets of Asia, in particular China and India, will be the largest contributor to global development in 2007. Compared to 2006, growth in Asia excluding Japan should moderate only slightly and continue to be at levels of around 7%. For Japan, growth is expected to slow to a level of no more than 2%. Sound corporate earnings, rising employment and encouraging export signals are expected to be tempered by a weakening in domestic demand leading to lackluster consumer spending. Growth in Latin America is likely to remain at similar levels compared to the prior year (around 4%). As in previous years, private consumption as well as buoyant exports will drive economic growth.

Mixed Outlook for Sporting Goods Industry

The global sporting goods industry is expected to grow modestly in 2007. We expect the European market to grow at low-single-digit rates. In the first half year, in particular, the industry will face the challenge of compensating for the boost provided last year by the 2006 FIFA World Cup™, which took place in Germany. In addition, the warm winter will negatively impact sales development in the industry. Tough retail market conditions in Western Europe are also likely to continue. Especially in the UK, and to a lesser extent in France, the sporting goods retail market remains very competitive and promotional. For the North American sporting goods market, we project low-single-digit growth in 2007. The mixed development of product categories in the second half of 2006, particularly the sales declines in basketball and classics, compounded by varied performance among retail channels, is expected to continue in 2007. Promotional activity among mall-based retailers and a polarization of price points are likely to further burden market development. Further, we expect the golf market in North America to be highly competitive in 2007 as many market participants are introducing new technologies in the metalwoods category. In Asia, the sporting goods market is forecasted to continue its expansion and grow at high-single-digit rates. In Japan, the sporting goods market is expected to remain highly competitive, as weak overall private consumption may affect average selling prices in the sector. But in the rest of Asia, the industry is likely to grow at low-double-digit levels, most notably in China. Mid-single-digit industry growth rates are expected in Latin America. The momentum of the region's sporting goods industry is projected to remain intact, but import duties and quotas are increasingly limiting cross-border transfer of goods and forcing suppliers to produce locally.

Rule 12g3-2(b) File No. 082-04278

Emerging Markets to Drive adidas Group Sales

Based on our strength in innovation, operational excellence and regional diversification, we are confident that the Group's net sales increase in 2007 will again exceed growth rates of the global economy. We also expect Group sales growth to be at least in line with the overall development of the sporting goods sector. Revenues will grow in all regions, yielding another record year in sales. In particular, sales in Asia and Latin America are expected to grow at double-digit rates in currency-neutral terms, above both economic and industry development, due to our strong brand recognition and growing distribution infrastructure. Low-single-digit growth rates are expected in Europe and North America due to difficult comparables, slower economic development and intensified competition at retail.

Stronger Sales Momentum in Second Half of 2007

We expect revenue growth to be weighted towards the second half of 2007 owing to difficult comparisons in the first half of the year. This is a result of the strong growth in all regions in the prior year and the positive sales impact from adidas' strong presence around the 2006 FIFA World Cup™. Growth rates in the second half of 2007 are expected to accelerate, driven by our product launch schedule.

Mid-Single-Digit Sales Growth Expected at Brand adidas

We project mid-single-digit currency-neutral sales growth for adidas in 2007. All three adidas divisions are expected to grow with the strongest improvements anticipated in the Sport Performance running, women's and basketball categories, supported by our fully-integrated "Impossible is Nothing" brand campaign. We have a compelling pipeline of product launches in running, including additions to our core adiStar, SuperNova and Response families featuring our ForMotion™ technology as well as the next generation of our BOUNCE™ running shoes. We also expect substantial growth in our women's business led by our collaboration with Stella McCartney and the continued momentum of our Adilibria concept. We will also launch our most innovative functional line of performance apparel to date, the adidas TechFit™ Powerweb. For Europe and North America, own-retail and at-once business, which are not included in order backlogs, will be positive top-line growth drivers. However, our new distribution policy in the UK announced in 2006 to improve the positioning of our product at retail will temper European development. In Asia, we are again targeting significant sales growth for brand adidas in 2007, mainly driven by strong increases in China, Korea and Southeast Asia. In Latin America, year-end customer feedback points to continued solid growth prospects for 2007.

2007 Product Launch Schedule

Product	Brand	Launch Date
adiStar ForMotion™ Control running shoe	adidas	January
adidas TechFit™ Powerweb running and training apparel	adidas	January
Stella McCartney "Gym/Yoga" apparel collection	adidas	March
adiStar ForMotion™ Cushion running shoe	adidas	June/July
Adilibria women's training apparel	adidas	January/July
"Materials of the World" Sport Heritage collection	adidas	October
Team Signature basketball shoe collection	adidas	November
UEFA EURO 2008™ national team jerseys – home kit	adidas	November
UEFA EURO 2008™ Match Ball	adidas	December
PUMP Paris Trainer running shoe	Reebok	February
Scarlett "Hearts" Rbk footwear and apparel collection	Reebok	April/July
Freestyle footwear and apparel collection	Reebok	March
Trinity KFS II running shoe	Reebok	July
HATANA women's running shoe	Reebok	July
MLB Fan Gear apparel collection	Reebok	July
NFL Zero Degrees apparel collection	Reebok	September
ANSWER XI basketball shoe	Reebok	November
Rbk EDGE Uniform System™ hockey apparel	Reebok-CCM Hockey	January
Footwear collection featuring adidas TORSION® system	Rockport	September
r7® SuperQuad driver	TaylorMade-adidas Golf	February
Burner® driver	TaylorMade-adidas Golf	February
POWERBAND adidas Golf shoe	TaylorMade-adidas Golf	March
Maxfli Tour Fire golf ball	TaylorMade-adidas Golf	May

Rule 12g3-2(b) File No. 082-04278

Modest Sales Growth Expected for Reebok Segment

Reported sales are expected to grow at low-single-digit rates, positively impacted by the consolidation of one extra month in 2007 (low-single-digit percentage point impact), compared to the prior year, and the inclusion of GNC-related retail operations which were reported as part of TaylorMade-adidas Golf in 2006. Our focus on improving Reebok's position in performance sports will be driven by several product launches in both footwear and apparel. Running will be a key focus with the launch of our "Run Easy" marketing campaign and new products such as the Trinity KFS II, PUMP Paris Trainer and HATANA (see Campaigns and Products, p. 117). In apparel, we plan several performance launches in American sports such as the NFL Zero Degrees collection and the Rbk EDGE Uniform System™, which has been designed in collaboration with NHL players. Our efforts to broaden our Lifestyle offering will also become more visible with the launch of Scarlett "Hearts" Rbk as well as the 25th anniversary of our famous Freestyle workout shoe. We also expect a positive sales development at Rockport, supported by the first product lines to incorporate adidas TORSION® technology that will be launched during the second half of 2007. For 2007, we expect the Reebok brand to continue to show solid gains in emerging markets, particularly in Asia. We also anticipate a positive sales development in Europe and Latin America, which will be largely offset by weakness in North America.

Mid-Single-Digit Sales Growth for TaylorMade-adidas Golf

As a result of our strong product pipeline, we are confident that in 2007, currency-neutral TaylorMade-adidas Golf sales will grow at mid-single-digit rates on a like-for-like basis. However, due to the divestiture of the GNC wholesale business at the end of November and the transfer of the remaining GNC-related retail operations to Reebok effective January 1, 2007, reported sales for TaylorMade-adidas Golf may decline in 2007 compared to the prior year. Growth will mainly be driven by new products such as the r7® SuperQuad drivers, plus the new Burner® family of metalwoods. At adidas Golf, we expect solid growth rates to continue with strong new concepts in both footwear and apparel. In footwear, we are launching a new performance shoe, POWERBAND, which incorporates three sophisticated adidas Golf technologies and the Tour 360 II, a new version of the enormously successful Tour 360. The Clima® concept will be further extended to shorts and pants in adidas Golf apparel as well as several launches in the women's segment. New product extensions and marketing initiatives are also planned in the golf ball category particularly at Maxfli, where we will launch the Maxfli Tour Fire and Maxfli Fire golf balls.

Group Gross Margin to Improve Strongly

In 2007, the adidas Group gross margin is expected to increase strongly and be in a range of between 45 and 47%, driven by improvements in all three brand segments. In particular, we will realize a significant positive impact on gross margin at brand Reebok, due to the non-recurrence of accounting effects related to purchase price allocation (see Group Business Performance, p. 72). In 2006, this non-cash accounting charge negatively impacted Reebok's gross profit by € 76 million. On a like-for-like basis, we also expect an improvement in gross margin at Reebok due to lower clearance activities and an improving product mix. In 2007, we do not expect significant effects on our gross margin from higher input prices or currency movements. Increases in raw material and labor costs will be offset by efficiency gains in production and higher volumes. Due to our hedging policy, currency is likely to have a modestly negative impact on gross margin in the first six months, offset by more favorable hedging rates over the balance of the year. Finally, Group gross margin will continue to be negatively affected by our cooperation agreement with Amer Sports Corporation.

Operating Margin to Show Slight Improvement

In 2007, we expect an operating margin for the adidas Group of around 9%, which will be modestly higher than in 2006. Gross margin improvements at all brands will drive this development, largely offset by higher operating expenses at Reebok, TaylorMade-adidas Golf and within HQ/Consolidation. At Reebok, this increase is mainly due to the € 50 million of additional spend we announced in November 2006 necessary to accelerate the return to growth of the Reebok brand. These costs are primarily related to advertising, product development and own-retail expansion in the emerging markets. In addition, effects from purchase price allocation (in an expected amount of between € 10 million and € 20 million) will negatively impact Reebok's operating margin in 2007. At TaylorMade-adidas Golf, operating expenses as a percentage of net sales are expected to increase slightly as a result of a higher marketing working budget to support new product initiatives, and operating profit will also be modestly affected as a result of the divestiture of the GNC wholesale business. HQ/Consolidation will show a higher loss in 2007 compared to the prior year due to increased integration costs related to Reebok, in line with our plan to realize synergies.

Net Income Growth for the adidas Group to Approach 15%

We expect net income attributable to shareholders for the adidas Group to grow at double-digit rates, approaching 15% versus the 2006 level of € 483 million and outpacing sales development. This represents the seventh consecutive year of double-digit net income growth. Top-line improvement and increased profitability will be the primary drivers of this positive development. In addition, we expect lower interest expenses as a result of a reduction in average debt to have a positive impact on net income, partially offset by a higher tax rate versus the prior year. The higher tax rate is a consequence of the non-recurrence of one-time tax benefits we realized in the fourth quarter of 2006.

adidas Group 2007 Targets

Currency-neutral sales growth	mid-single-digit
Gross margin	45 to 47%
Operating margin	approx. 9%
Net income growth	double-digit, approaching 15%

Continued Supply Chain Improvements in Global Operations

In 2007, we will continue our efforts to increase operational efficiency throughout the Group's supply chain. The integration of Reebok has already brought several benefits to our business. The "World Class Buyer" program, initiated in 2006 to maximize purchasing leverage across all our brands, will continue to provide cost of sales improvements. We will build on our "World Class Supply Chain" initiative eliminating time and cost, getting closer to the market and ensuring we miss no appropriate market opportunities (see Global Operations, p. 60).

Own-Retail Activities Expected to Drive Personnel Increases

In 2007, we expect the number of personnel at the adidas Group to grow modestly. Own retail is again anticipated to be the major driver of this increase. Personnel expenses for the adidas Group are projected to grow in line with the number of newly hired employees.

R&D Spending Focused on Technological Innovations

In 2007, the Group will continue to spend around 1% of sales on research and development. Areas of particular focus include running, football and basketball at the adidas and Reebok brands, as well as golf hardware at TaylorMade-adidas Golf. The number of employees working in research and development throughout the Group will increase in 2007.

Working Capital Management to Improve Balance Sheet

Operating working capital management is a major focus of our efforts to improve the Group's balance sheet (see Internal Group Management System, p. 48). Our goal is to reduce operating working capital as a percentage of net sales to 25% or lower in 2007. Inventory management in particular will be an important mechanism for the realization of further improvements. Optimizing inventory levels for fast replenishment and rigorous control of inventory ageing are the priorities for our Working Capital Task Force in 2007. We will also look to extract further improvement in accounts receivable, improving collection efforts and optimizing payment terms with our suppliers to best manage our accounts payable.

Investment Level Between € 300 Million and € 400 Million

In 2007, investments in tangible and intangible assets of between € 300 million and € 400 million within the adidas Group will be used primarily for own-retail expansion at brand adidas as well as the increased deployment of SAP and other IT systems in major subsidiaries within the Group. In emerging markets, own-retail expansion of the Reebok brand will also begin to play a more significant role. Expenditure per brand will be roughly in line with our sales split, while some capital expenditure will be related to the further expansion at adidas Group headquarters in Herzogenaurach, Germany. The most important factors in determining the exact level and timing of the investment will be the rate at which we are able to successfully secure retail locations and integrate new SAP systems within existing applications. All our investments will be financed through cash generated in our operating business.

Free Cash Flow to Drive Reductions in Net Borrowings

We intend to further reduce our net borrowings in 2007 to below € 2 billion through continued strong free cash flow generation and tight working capital management. At the beginning of 2006, our net borrowings position increased significantly as a result of our acquisition of Reebok International Ltd. (USA). In 2007, we will generate at least € 200 million to € 300 million in free cash flow, and we see the potential to increase this level in subsequent years. Further, we are well on track to achieving our medium-term target of financial leverage below 50%. Due to the strong cash generation from our operating activities, which enables us to fully meet our financing requirements, we do not plan any significant financing initiatives in 2007.

Dividend Payout Increases 29%

Although debt reduction continues to be a priority, we are committed to maintaining the Group's recommended long-term, earnings-linked dividend payout ratio corridor of between 15 and 25% of net income. At our Annual General Meeting on May 10, 2007, we intend to propose a dividend of € 0.42 per share for the 2006 financial year. As a result, the dividend payout will increase 29% to € 85 million (2005: € 66 million), outpacing earnings growth for the year. This represents a payout ratio of 18% (2005: 17%) and shows our confidence in the Group's future business performance.

Medium-Term Revenue Synergies from Reebok Integration

We have an ambitious target to generate at least € 500 million of incremental revenue by 2009 related to the Reebok integration through specific initiatives that include:

» Branded apparel: We expect to deliver € 100 million from leveraging adidas' industry-leading branded apparel know-how to strengthen and expand Reebok's branded apparel efforts.

» Licensed products: At brand adidas, we expect to generate € 100 million of additional sales in licensed products. By transferring the NBA contract to adidas we can further exploit this exclusive relationship more effectively, particularly outside of North America. Also, further opportunities exist for other adidas licensed product particularly in North America from utilizing Reebok's on-field sales and production capabilities.

» Regional initiatives: We expect € 100 million of incremental revenue synergies from greater regional traction in Europe and Asia. This will result from tighter coordination of Reebok product category initiatives in underdeveloped markets with the strong adidas infrastructure.

» Distributor buyouts: We project € 200 million in incremental sales synergies through exercising more control over the Reebok brand around the globe, particularly in high growth markets in Asia and Emerging Europe. This will be achieved by buying out distributor and joint venture partners.

Our goal is to deliver these synergies in the following timeline: € 100 million in 2007, € 250 million in 2008 and € 500 million in 2009. The costs associated with achieving these synergies are minimal. With the exception of distributor buyouts, which will be classified as investments versus operating expenses, we currently estimate one-time expenses associated with all revenue synergies to average between € 15 million and € 25 million annually between 2007 and 2009.

Rule 12g3-2(b) File No. 082-04278

Medium-Term Cost Synergies from Reebok Integration

During our integration planning phase, we have identified an annual cost of sales and operating expense synergy potential in an amount of € 175 million. We expect to realize the full savings effect by 2009. In particular, we project cost savings to come from the following areas:

» Cost of sales: By integrating Reebok into our Global Operations function, we see the potential to achieve a cost of sales reduction of € 75 million through scale advantages on purchasing by 2009.

» Sales and marketing, distribution, administration and IT: We have also identified the opportunity to generate € 100 million in operating expense savings by realizing various initiatives such as joint media buying, co-locating sales and global operations teams throughout most of Europe and Asia, harmonizing and consolidating our SAP systems, eliminating duplicative corporate functions and sharing finance and administrative services across the Group.

We expect to generate 50% of the targeted synergies in 2007 and the full 100% as of 2008. To generate these annual savings we estimate remaining one-time costs of € 140 million, 50% of which are to occur in 2007 and 50% in 2008.

Phasing of Integration Revenue Synergies € in millions

	2007	2008	2009
Incremental annual revenue	100	250	500
Average one-time cost per year	15–25	15–25	15–25

Phasing of Integration Cost Synergies € in millions

	2007	2008	2009
Annual cost saving	87.5	175	175
One-time cost per year	70	70	–
Net effect	17.5	105	175

Group Medium-Term Financial Targets to 2009

Annual currency-neutral sales growth	high-single-digit
Gross margin	46 to 48%
Operating margin	approx. 11%
Annual net income growth	double-digit

Strong Medium-Term Outlook

As a result of continued underlying growth of our brands and the synergies from the Reebok integration, we expect a strong top- and bottom-line development over the medium term. We project sales for the Group to increase at high-single-digit rates on a currency-neutral basis in 2008 and 2009, respectively. This development will be driven by continued strength at adidas and TaylorMade-adidas Golf as well as a revitalization of the Reebok business segment. The Group's gross margin is expected to grow annually to a corridor of between 46 and 48% in 2009, driven by increases at all brands. In particular, this development will reflect positive effects from an improving product and geographical mix, own-retail expansion and cost of sales synergies derived as a result of the integration of Reebok. In the medium term, we also expect the Group's operating margin to increase to approximately 11% in 2009, driven by improvements at all brands. Efficiency gains related to the integration of the Reebok business segment will play a major role in this development. Net income is expected to increase by double-digit rates in 2008 and 2009, respectively, as a result of our continuing top-line growth and improved profitability projected at all brands.

Rule 12g3-2(b) File No. 082-04278

Reporting Pursuant to § 315 Section 2 No. 4 and Section 4 HGB

adidas AG as the parent company of the adidas Group utilizes an organized market as defined by § 2 section 7 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – WpÜG) through the Company's issued shares with voting rights and therefore reports pursuant to § 315 section 2 No. 4 and section 4 of the German Commercial Code (HGB).

Subscribed Capital, Voting Right Restrictions and Shares with Special Rights

As at December 31, 2006, the nominal capital of adidas AG amounted to € 203,536,860, divided into 203,536,860 no-par-value bearer shares (see Note 22, p. 165). Pursuant to § 21 section 1 of the adidas AG Articles of Association, each share is entitled to one vote. The Executive Board is not aware of any restrictions relating to the voting rights or transfer of shares, including agreements between shareholders. Similarly, the shares carry no special rights conferring powers of control.

Shareholdings and Voting Control

The Company is not aware of any direct or indirect shareholdings exceeding 10% of the voting rights. The Company is equally unaware of any voting control rights in the event that employees with a shareholding do not exercise their rights of control.

Appointment and Dismissal of Executive Board Members

The Executive Board of adidas AG currently comprises four members appointed by the Supervisory Board pursuant to § 84 German Stock Corporation Act (AktG) for a period not exceeding five years in each case. Repeated appointments are permissible, as is an extension of the term of office. However, the latter may not exceed the maximum five-year period in any one instance. Any extension of the term of office requires a Supervisory Board resolution and may be adopted no earlier than one year prior to expiry of the current term of office. In urgent cases, the Local Court (Amtsgericht) may appoint a missing and required Executive Board member upon application by any person with interests meriting protection (e.g. other Executive Board members) (§ 85 AktG). This office would, however, then be terminated as soon as the deficiency could be rectified, e.g. as soon as the Supervisory Board has appointed a missing Executive Board member. Dismissal of an Executive Board member is permissible only with good cause (§ 84 section 3 sentences 1 and 3 AktG). Good cause includes gross negligence of duties, inability to duly perform duties or revocation of confidence by the Annual General Meeting, unless confidence was revoked for obvious unobjective reasons. Pursuant to § 6 of the adidas AG Articles of Association, the Supervisory Board may appoint a Chairman as well as a Deputy Chairman of the Executive Board. adidas AG currently has a Chairman but no Deputy Chairman of the Executive Board.

Powers of Executive Board to Issue Shares

The powers of the Executive Board to issue shares are established in § 4 sections 2 to 7 of the Articles of Association.

» The Executive Board is authorized, subject to Supervisory Board approval, to increase the nominal capital

- until June 19, 2010, by issuing new shares against contributions in cash once or several times by no more than a maximum of € 64,062,500 and, subject to Supervisory Board approval, to exclude only fractional shares from shareholders' subscription rights;
- until June 19, 2008, by issuing new shares against contributions in cash or in kind once or several times by no more than a maximum of € 6,250,000 and, subject to Supervisory Board approval, to exclude shareholders' subscription rights;
- until May 28, 2011, by issuing new shares against contributions in cash once or several times by no more than a maximum of € 20,000,000 and, subject to Supervisory Board approval, to exclude shareholders' subscription rights for fractional amounts and when issuing new shares at a price not essentially below the stock exchange price of shares with the same features. The authorization to exclude subscription rights may, however, only be used to the extent that the pro rata amount of the new shares in the nominal capital together with the pro rata amount in the nominal capital of other shares which were issued by the Company after May 11, 2006, subject to the exclusion of subscription rights pursuant to § 186 section 3 sentence 4 AktG on the basis of an authorized capital or following a repurchase, or for which conversion or subscription rights were granted after May 11, 2006, through issuance of convertible bonds or bonds with warrants, with subscription rights excluded pursuant to § 186 section 3 sentence 4 AktG, does not exceed 10% of the nominal capital existing on May 29, 2006 or, if this amount is lower, as at the respective date on which the authorization is used.

» Additionally, pursuant to the resolution of the Annual General Meeting held on May 11, 2006, the Executive Board is authorized, subject to Supervisory Board approval, to issue convertible bonds or bonds with warrants with shareholders' subscription rights excluded. Further, the Annual General Meeting conditionally increased the nominal capital of adidas AG by up to € 20,000,000 through the issuance of no more than 20,000,000 no-par-value shares for the purpose of meeting obligations arising from the subscription or conversion rights based on the bonds with warrants or convertible bonds.

» Based on a resolution of the Annual General Meeting dated May 8, 2003, the Executive Board issued a convertible bond which entitles bond holders to convert their bonds into no more than 3,921,569 shares of adidas AG. If bond holders exercise their conversion rights, the Executive Board is obligated to issue a corresponding number of shares from the conditional capital, which was resolved upon at the same Annual General Meeting. As at the balance sheet date, following the implementation of the capital increase from retained earnings without the issuance of new shares and the implementation of a share split in a ratio of 1 to 4 in June 2006 as well as the exercise of a conversion right resulting from one bond, the Executive Board had 15,684,315 no-par-value shares remaining for issuance to bond holders in the event of conversion. Further, the Executive Board is entitled, until May 7, 2008, based on the aforementioned authorization, to issue additional bonds with warrants or convertible bonds bearing subscription or conversion rights to no more than 18,125,000 shares.

» Based on a resolution of the Annual General Meeting dated May 20, 1999, the Executive Board implemented a Management Share Option Plan (MSOP) for members of the Executive Board of adidas AG, as well as managing directors/senior vice presidents of its related companies and other executives of adidas AG and its related companies (MSOP beneficiaries). The last stock options were issued in 2003. Stock options arising from the MSOP may only be exercised subject to the attainment of at least one of two performance objectives (see Note 33, p. 178). If MSOP beneficiaries exercise their stock options, the Executive Board is obligated to issue a corresponding number of shares from the conditional capital concurrently resolved upon by the Annual General Meeting. Following implementation of the capital increase from retained earnings, without the issuance of new shares, and implementation of a share split at a ratio of 1 to 4 in June 2006, the beneficiaries are now entitled to receive four shares per option (see Our Share, p. 34). At the balance sheet date, taking into consideration the shares already issued, the expired stock options and the share split, the Executive Board had 234,500 no-par-value shares (58,625 stock options) remaining for issuance to the MSOP beneficiaries.

Powers of the Executive Board to Repurchase Shares

By resolution of the Annual General Meeting held on May 11, 2006, the Executive Board is authorized to acquire treasury shares subject to legal restrictions in an aggregate amount of up to 10% of the nominal capital until November 10, 2007 for the following purposes:

» Subject to Supervisory Board approval, for the resale of shares via the stock exchange or via a tender offer to all shareholders for cash at a price not significantly below the stock market price of shares with the same features.

» Subject to Supervisory Board approval, for the acquisition of companies, parts of companies or participations in companies.

» Subject to Supervisory Board approval, for the acquisition, also through Group companies, of industrial property rights such as patents, brands, names and logos of athletes, sports clubs and other third parties or for the acquisition of licenses relating to such rights.

» To meet subscription rights or conversion rights arising from bonds with warrants and/or convertible bonds issued by adidas AG or any of its direct or indirect subsidiaries.

» To meet the obligations of adidas AG arising from the MSOP.

Executive Board and Supervisory Board Compensation

The basic structure of the compensation system and the total compensation of the Executive and Supervisory Boards, including individualized presentation, is described in the Compensation Report (see Compensation Report, p. 30). The compensation report is deemed to constitute part of the Group Management Report.

Changes to the Articles of Association

The Annual General Meeting is responsible for all changes to the Articles of Association (§ 179 section 1 sentence 1 AktG). Solely amendments to the formulation of the Articles of Association, i.e. the wording of the Articles of Association, has been assigned by the Annual General Meeting to the Supervisory Board pursuant to § 10 section 1 sentence 2 of the Articles of Association. An Annual General Meeting resolution requires a simple majority of the votes cast (§ 133 section 1 AktG), unless a larger majority is stipulated by law. An exception by virtue of law to the principle of the simple majority of votes cast applies, for example, to amendments to the purpose of the corporation, for which pursuant to § 179 section 2 AktG a three-quarters majority of the nominal capital represented at the time of resolution is required.

Material Agreements Relating to the Event of a Takeover Offer

adidas AG has not entered into any material agreements on condition of a change in control following a takeover offer. Certain changes of control clauses, however, do exist for various subsidiaries. No compensation agreements currently exist between adidas AG and Executive Board members or employees relating to the event of a takeover offer.



Carolina Klüft. The heptathlon queen. Relaxed but fully focused. Enjoying every discipline. Every challenge. Every crowd. Even pressure puts a smile on her face. Performance powered by fun.




51

CAROLINA KLÜFT
HEPTATHLETE
GOLD MEDALIST AT THE EUROPEAN
ATHLETICS CHAMPIONSHIPS 2006

Rule 12g3-2(b) File No. 082-04278

campaigns and products

Our brands are the heart and soul of the adidas Group. And brand campaigns and communication are our most direct way of connecting with consumers around the globe. The following pages highlight some of our biggest and most exciting campaigns for 2007.

» The adidas "Impossible Is Nothing" campaign expands in 2007 with a whole new look and feel to inspire consumers to overcome their personal "impossibles".

» Reebok launches the global "Run Easy" advertising campaign which communicates the fun and joy of running to all consumers.

» TaylorMade-adidas Golf presents the "Our longest driver ever. Pick One." campaign to focus consumer attention on the leading position the TaylorMade brand enjoys on the PGA tour.

And this is just the beginning. Whether it be highlighting the innovative features of our performance products or showcasing the depth of our sports lifestyle offering, we believe these brand campaigns illustrate an important way that our Group is "setting the pace" in our industry.

Impossible is nothing



DAVID BECKHAM
MIDFIELDER, FOOTBALL

The adidas brand's largest campaign in 2007 is "Impossible Is Nothing" and this year communication focuses on the mind of the athlete with more than 20 international sports personalities using their own hand-drawn illustrations and paintings to tell their "impossible" stories. Each athlete chose a defining moment in his or her life and set about the task of creating the images and words which would later be combined to create the campaign.

The athletes' experiences come to life through animated films and print executions. The results are deeply personal and refreshingly honest. Using the stories that unfold in the campaign, adidas reminds athletes and non-athletes from every walk of life that they can make their own "impossibles" come true.

The campaign focuses on why sports matter, why athletes matter and it celebrates what is great and important about sport.

GILBERT ARENAS
GUARD, BASKETBALL



When no-one else believes in you – believe in yourself

Hi, I'm Gilbert Arenas and this is my story:
When I entered the NBA, the first 40 games of my career I sat on the bench. They said I was gonna play zero minutes. You know, I just think they didn't see the talent that I had. They thought I was a zero. Instead of sitting there being bitter, I just practiced, practiced. If no one believes in you, anything you do is a positive. It wasn't even about basketball any more, it was about proving them wrong. Now the reason I wear No. 0 is because it lets me know that I need to go out there and fight every day.



Rule 12g3-2(b) File No. 082-04278


adidas » Impossible is Nothing
YELENA ISINBAYEVA
POLE VAULT
TRACK AND FIELD
Where you start isn't necessarily where you end up.
I am Yelena Isinbayeva and this is my story:
I dreamed to be the Olympic champion in gymnastics, but that's very difficult because I was so tall. My coach asked me to try pole vault. I said: "Are you crazy?". Now I have 20 world records. Where you start isn't necessarily where you end up.

Rule 12g3-2(b) File No. 082-04278

» adidas RUNNING

"Impossible Is Nothing" will also be used in 2007 to let consumers tell us about their own "impossibles" with stories that can touch the heart or make us laugh. These personal anecdotes will then be featured alongside some of adidas' key innovations including the adiStar and the MEGABOUNCE to produce creative print ads and point-of-sale material. The campaign reminds consumers that adidas knows their goals and can help them achieve their own personal "impossibles".




I RUN TILL MY PLAYLIST ENDS.
NICK CADE
B.C CANADA
IMPOSSIBLE IS NOTHING


START YOUR RUN ON
FORMOTION™
ADJUSTS to GIVE you SUPERIOR STABILITY AND CUSHIONING TO KEEP you going F A R T H E R.
adidas

adidas FOOTBALL «

"Impossible Is Nothing" is also a core element of adidas football brand communication in 2007. Here the story focuses on a battle between two fictitious clubs: "Predator F.C." and "F50 Club de Fútbol", which each feature a star line-up of players dedicated to one of the brand's two best footwear products: "Predator®" and "+F50 TUNIT". Predator F.C. believes "Every hero needs a team" and focuses on players such as David Beckham, Michael Ballack, Kaká and Juan Román Riquelme who have proven themselves as individuals first but gained iconic stature by elevating the level of the team play they inspire. F50 Club de Fútbol features up-and-coming young stars such as Lionel Messi, Arjen Robben, Lukas Podolski and Fred who believe "Every team needs a hero". They are famous for breaking away from the pack to get noticed and defying the conventions of the game. This campaign invites consumers to sign up for one of the clubs and then to participate in a football tournament alongside their heroes.


EVERY HERO NEEDS A TEAM
VS
EVERY TEAM NEEDS A HERO


I AM PURE GAME
VS
THE PITCH IS MY STAGE
TWO TEAMS. TWO ATTITUDES. CHOOSE YOUR SIDE.
adidas

Rule 12g3-2(b) File No. 082-0427


IT TAKES VISION
IT TAKES EXPERIENCE
IT TAKES DETERMINATION
IT TAKES PASSION
IT TAKES CREATIVITY

» Chauncey Billups, C-Billups



» Tim Duncan, Stealth CC



» Gilbert Arenas, Gil Zero



» Kevin Garnett, KG Bounce



» Tracy McGrady, T-MAC 6



adidas BASKETBALL «

adidas will also utilize the inspiration of "Impossible Is Nothing" to fuel further campaigns in 2007 to provide a broad message to different consumer groups.

One of the best examples of this fresh creative approach is the "It Takes 5ive" global basketball campaign. It is based on the brand's core belief that the sport is bigger than the individual, and that athletes working together can do great things. This campaign features a team of five top NBA players: Chauncey Billups, Tim Duncan, Gilbert Arenas, Kevin Garnett and Tracy McGrady all doing what they do best to blend together for a perfect slam dunk. Each wears his own signature shoe which is then launched throughout the basketball season.



adidas ORIGINALS «

Brand communication for sports lifestyle products needs to have a different look and feel to connect with consumers. And in 2007, adidas Originals is all about "Free Thinking". Each element of the campaign combines items from a real and an imaginary world, creating inventive, playful and enticing visuals that highlight unique features of the collections. Key collections included in this campaign are "Sleek" by graffiti artist Fafi, Missy Elliott's signature line "Respect M.E." and "Freizeit".





Reebok
RUNNING

«

In 2007, Reebok kicks off the global "Run Easy" campaign. This is the brand's most important advertising campaign of the year. The message is simple: Reebok wants to inspire consumers to fulfill their potential and celebrate their individuality. The campaign shows consumers that there is a different way to look at the sport of running. Running is not only about blood, sweat and tears. Instead, Reebok wants to celebrate the camaraderie, joy and fun of running – "Run Easy". The campaign will feature some of Reebok's best athletes in Premier running footwear and performance apparel, demonstrating how they "Run Easy".


I AM WHAT I AM


Running

Rule 12g3-2(b) File No. 082-04278


Rbk
OFFICIAL OUTFITTER OF THE NFL

Rule 12g3-2(b) File No. 082-04278


Out Cleat.
pump
extra step.
technology for a custom
1/2-inch FGT spikes for more
grip, this cleat was designed for speed,
traction and comfort.
American Football
21

» Reebok AMERICAN FOOTBALL

An important component of revitalizing the Reebok brand is to remind consumers of the brand's unique strength in American performance sports. Reebok has the largest sports licensing division in the USA and is a leading innovator in performance products, fan apparel and accessories. As the official outfitter of the NFL, Reebok is in the position to exclusively develop and market licensed products. Reebok is also on the forefront of developing innovative products such as the Rbk Speed Grip Griptonite™ Glove and the Rbk Pump Down and Out Cleat, which are showcased here in powerful national advertising featuring top players such as Torry Holt and DeAngelo Hall.

» Reebok
WOMEN'S

In 2007, two campaigns will remind consumers of Reebok's unique strength in the women's segment.

Scarlett "Hearts" Rbk

Scarlett "Hearts" Rbk is a signature collection developed in collaboration with Hollywood actress Scarlett Johansson. It combines classic, 80's-inspired athletic silhouettes with modern feminine detailing and bold, unexpected twists. Reebok's Scarlett "Hearts" Rbk apparel will include hooded tunics, track jackets, baseball tees, racer tanks and leggings. The footwear line is focused on modern interpretations of Reebok's first running shoe, the Aztec. Scarlett "Hearts" Rbk will be strongly supported with global marketing programs throughout the year.

Freestyle Forever

The "Freestyle Forever" campaign is a celebration of the timeless fashion of the Freestyle footwear collection. This 25th anniversary collection brings back now-trendy artwork from the late 80's, with unique materials, bright colors and metallic finishes, as well as an exclusive shoe by star designer Rolland Berry.


FOREVER



Rule 12g3-2(b) File No. 082-04278

Reebok «
HOCKEY

Reebok's signature campaign "I AM WHAT I AM" is central to the brand's hockey advertising this year. Print and television ads feature some of hockey's most eclectic personalities such as Pavel Datsyuk and Dion Phaneuf with their favorite Rbk Hockey products, the "Rbk 9k 0-Stick" and the "Rbk 9k Pump Skate".




i am what i am
Rbk

Rule 12g3-2(b) File No. 082-04278


ROCKPORT

» Reebok
ROCKPORT

Building on Rockport's storied heritage and commitment to innovation and design, the 2007 advertising highlights a new evolutionary footwear collection of men's dress, casual and outdoor looks that feature advanced technology engineered for athletic footwear. "The Differences Inside" campaign showcases technologies such as the adidas TORSION® System Technology which is new to the Rockport collection.




TaylorMade
460 MWT
r7
TaylorMade
OUR LONGEST
DRIVER EVER
PICK ONE
BOMB AWAY
MORE SPEED. MORE DISTANCE
BURNER

Rule 12g3-2(b) File No. 082-04278

» TaylorMade-adidas Golf
DRIVERS AND FOOTWEAR

"Our longest driver ever. Pick one." is the new campaign by TaylorMade to celebrate our two remarkably long new drivers, the r7® SuperQuad and the Burner® driver, both of which were quickly put into play by US PGA Tour professionals eager to take advantage of their superior performance.

The r7® SuperQuad incorporates Movable Weight Technology™ (MWT™) and four cartridge ports to give calculating players the freedom to change their launch angle and spin rate to promote maximum distance. The Burner® driver delivers speed, power and distance via its light weight and long length to bold players who prefer to swing fast and hard. Both drivers feature ultra-large and forgiving 460 cc heads (the maximum size allowed by the United States Golf Association) with TaylorMade's advanced Inverted Cone clubface technology, which unites to promote high ball speed and long distance on off-center hits. Together, the r7® SuperQuad and Burner® are expected to drive expansion in the metalwoods category.

adidas Golf's new POWERBAND performance footwear is promoted through the "Equipment for Your Body" marketing campaign. This shoe employs three proprietary technologies to deliver greater stability, balance and leverage, helping athletes of all abilities to produce a more confident and aggressive swing.




Richie McCaw. Captain of the renowned All Blacks. His tackles – feared. His work rate – inspiring. His commitment – intense. At the top of his game. But always down to earth.



» RICHIE MCCAW
OPENSIDE FLANKER, RUGBY
2006 IRB WORLD PLAYER OF THE YEAR

CONSOLIDATED FINANCIAL STATEMENTS

Rule 12g3-2(b) File No. 082-04278

Rule 12g3-2(b) File No. 082-04278

Executive Board Statement

The Executive Board of adidas AG is responsible for the compilation, completeness and accuracy of the Group's annual consolidated financial statements, the Group Management Report and the other information presented in the annual report. The consolidated financial statements 2006 were prepared in accordance with IFRS, as adopted by the European Union, and the additional requirements of German commercial law pursuant to § 315a section 1 German Commercial Code (Handelsgesetzbuch – HGB). The Group Management Report additionally complies with the requirements of the German Accounting Standard DRS 15.

To ensure accuracy and reliability of the underlying information, the content of the consolidated financial statements is based on the information reported in accordance with Group-wide guidelines which are consistent for all companies included in consolidation. The integrity of the reporting process and risk management systems is safeguarded by internal control systems established under the direction of the Executive Board. These control systems form an essential part of our value-oriented management style. As a consequence, a true and fair view of the Group's financial position, results of operations and cash flows and its reporting thereon is assured and the Executive Board is in a position to recognize potential investment risks and negative developments at an early stage and take appropriate countermeasures.

In accordance with the resolution adopted by the shareholders at the Annual General Meeting in 2006, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, was appointed by the Supervisory Board as independent auditor to audit the financial statements and consolidated financial statements and the management reports. The Supervisory Board examined and discussed the financial statements and consolidated financial statements, including the management reports, as well as the audit reports at its meeting on the annual financial statements. The results of these reviews are described in the Supervisory Board Report.

Herzogenaurach, March 2007

Herbert Hainer » CEO and Chairman

Robin J. Stalker » Chief Financial Officer

Independent Auditor's Report

We have audited the consolidated financial statements prepared by adidas AG (until May 29, 2006: adidas-Salomon AG), Herzogenaurach – comprising the balance sheet, the income statement, statement of recognized income and expense, cash flow statement and the notes to the consolidated financial statements – together with the Group Management Report for the business year from January 1, 2006 to December 31, 2006. The preparation of the consolidated financial statements and the Group Management Report in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a section 1 HGB (Handelsgesetzbuch "German Commercial Code") are the responsibility of the parent company's Management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group Management Report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group Management Report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group Management Report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements and Group Management Report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a section 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group Management Report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, February 16, 2007
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Erle » German Public Auditor

Gebele » German Public Auditor

Rule 12g3-2(b) File No. 082-04278

Consolidated Balance Sheet € in millions

	(Note)	Dec. 31 2006	Dec. 31 2005	Change in %
Cash and cash equivalents	(6)	**311**	1,525	(79.6)
Short-term financial assets	(7)	**36**	61	(40.8)
Accounts receivable	(8)	**1,415**	965	46.6
Inventories	(9)	**1,607**	1,230	30.7
Income tax receivables	(28)	**84**	49	71.2
Other current assets	(10)	**413**	537	(23.1)
Assets classified as held for sale	(4)	**59**	—	—
Total current assets		**3,925**	4,367	(10.1)
Property, plant and equipment, net	(11)	**689**	424	62.3
Goodwill, net	(12)	**1,516**	436	247.5
Trademarks , net	(13)	**1,454**	15	9,664.2
Other intangible assets, net	(13)	**223**	76	192.1
Long-term financial assets	(14)	**106**	114	(7.5)
Deferred tax assets	(28)	**332**	195	69.9
Other non-current assets	(15)	**134**	123	10.0
Total non-current assets		**4,454**	1,383	221.9
Total assets		**8,379**	5,750	45.7
Accounts payable		**752**	684	10.0
Income taxes	(28)	**283**	283	0.0
Accrued liabilities and provisions	(17)	**921**	566	62.6
Other current liabilities	(18)	**232**	190	22.0
Liabilities classified as held for sale	(4)	**4**	—	—
Total current liabilities		**2,192**	1,723	27.2
Long-term borrowings	(16)	**2,578**	1,035	149.0
Pensions and similar obligations	(19)	**134**	148	(9.2)
Deferred tax liabilities	(28)	**522**	42	1138.1
Non-current accrued liabilities and provisions	(17)	**74**	67	10.5
Other non-current liabilities	(20)	**43**	23	87.2
Total non-current liabilities		**3,351**	1,315	154.8
Share capital		**204**	130	56.6
Reserves		**425**	700	(39.2)
Retained earnings		**2,199**	1,854	18.6
Shareholders' equity	(22)	**2,828**	2,684	5.4
Minority interests	(21)	**8**	28	(73.2)
Total equity		**2,836**	2,712	4.6
Total liabilities and equity		**8,379**	5,750	45.7

Rounding differences may arise in percentages and totals.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Income Statement € in millions

	(Note)	**Year ending Dec. 31, 2006**	Year ending Dec. 31, 2005	Change	**Year ending Dec. 31, 2006 (excl. Reebok)**	Change (excl. Reebok)
Net sales		**10,084**	6,636	52.0%	**7,548**	13.7%
Cost of sales		**5,589**	3,439	62.6%	**3,943**	14.7%
Gross profit		**4,495**	3,197	40.6%	**3,605**	12.8%
(% of net sales)		**44.6%**	48.2%	(3.6pp)	**47.8%**	(0.4pp)
Royalty and commission income		**90**	47	90.9%	**56**	18.2%
Other operating income and expenses	(11,13,25)	**3,704**	2,537	46.0%	**2,872**	13.2%
(% of net sales)		**36.7%**	38.2%	(1.5pp)	**38.0%**	(0.2pp)
Operating profit		**881**	707	24.5%	**789**	11.5%
(% of net sales)		**8.7%**	10.7%	(1.9pp)	**10.5%**	(0.2pp)
Financial income	(27)	**39**	42	(5.5%)		
Financial expenses	(27)	**197**	94	110.7%		
Income before taxes		**723**	655	10.3%		
(% of net sales)		**7.2%**	9.9%	(2.7pp)		
Income taxes	(28)	**227**	221	2.7%		
(% of income before taxes)		**31.4%**	33.7%	(2.3pp)		
Net income from continuing operations		**496**	434	14.2%		
(% of net sales)		**4.9%**	6.5%	(1.6pp)		
Income from discontinued operations, net of tax		**—**	(44)	100.0%		
Net income		**496**	390	27.0%		
(% of net sales)		**4.9%**	5.9%	(1.0pp)		
Net income attributable to shareholders		**483**	383	26.1%		
(% of net sales)		**4.8%**	5.8%	(1.0pp)		
Net income attributable to minority interests		**13**	7	73.6%		
Basic earnings per share from continuing operations (in €)[1]	(29)	**2.37**	2.28	4.0%		
Diluted earnings per share from continuing operations (in €)[1]	(29)	**2.25**	2.15	4.9%		
Basic earnings per share from continuing and discontinued operations (in €)[1]	(29)	**2.37**	2.05	15.9%		
Diluted earnings per share from continuing and discontinued operations (in €)[1]	(29)	**2.25**	1.93	16.6%		

Rounding differences may arise in percentages and totals.
The accompanying notes are an integral part of these consolidated financial statements.
1) Figures adjusted for 1:4 share split conducted on June 6, 2006.

Rule 12g3-2(b) File No. 082-04278

Consolidated Statement of Cash Flows € in millions

	(Note)	Year ending Dec. 31, 2006	Year ending Dec. 31, 2005
Operating activities:			
Income before taxes		**723**	655
Adjustments for:			
Depreciation and amortization	(11, 13, 14, 25)	**217**	128
Unrealized foreign exchange losses/(gains), net		**76**	(61)
Interest income	(27)	**(37)**	(36)
Interest expense	(27)	**184**	74
Losses on sale of property, plant and equipment, net		**2**	3
Operating profit before working capital changes		**1,165**	763
Decrease/(Increase) in receivables and other current assets		**52**	(303)
Decrease/(Increase) in inventories		**98**	(142)
(Decrease)/Increase in accounts payable and other current liabilities		**(98)**	289
Cash provided by operations		**1,217**	607
Interest paid		**(158)**	(68)
Income taxes paid		**(297)**	(159)
Net cash provided by continuing operating activities		**762**	380
Net cash used in discontinued operating activities		**—**	(28)
Net cash provided by total operating activities		**762**	352
Investing activities:			
Purchase of trademarks and other intangible assets		**(75)**	(27)
Proceeds from sale of other intangible assets		**19**	6
Purchase of property, plant and equipment		**(202)**	(188)
Purchase of finance leased assets		**(170)**	0
Proceeds from sale of property, plant and equipment		**36**	14
Acquisition of minority shareholders	(5)	**(32)**	0
Acquisition of subsidiaries net of cash acquired	(5)	**(2,432)**	0
Buyback of employee stock options and convertible bonds		**(223)**	0
Disposal of discontinued operations net of cash	(31)	**33**	450
Sale of short-term financial assets		**22**	201
Purchase of investments and other long-term assets		**(1)**	(53)
Interest received		**37**	37
Net cash (used in)/provided by investing activities		**(2,988)**	440

Rule 12g3-2(b) File No. 082-04278

Consolidated Statement of Cash Flows € in millions

	[Note]	**Year ending Dec. 31, 2006**	Year ending Dec. 31, 2005
Financing activities:			
Increase in long-term borrowings		**1,099**	106
Proceeds from issue of share capital		**—**	639
Dividend of adidas AG	[22]	**(66)**	(60)
Dividends to minority shareholders		**(4)**	(3)
Exercised share options		**6**	20
Capital contributions by minority shareholders		**—**	(2)
Decrease in short-term borrowings		**—**	(186)
Net cash provided by financing activities		**1,035**	514
Effect of exchange rates on cash		**(23)**	23
(Decrease)/Increase in cash and cash equivalents		**(1,214)**	1,329
Cash and cash equivalents at beginning of year	[6]	**1,525**	196
Cash and cash equivalents at year-end	[6]	**311**	1,525

The accompanying notes are an integral part of these consolidated financial statements.

Rule 12g3-2(b) File No. 082-04278

Consolidated Statement of Recognized Income and Expense € in millions

	(Note)	Year ending Dec. 31, 2006	Year ending Dec. 31, 2005
Net (loss)/gain on cash flow hedges, net of tax	[24]	**(67)**	95
Net gain/(loss) on hedge of net investments in foreign subsidiaries, net of tax		**0**	(3)
Actuarial gain/(loss) of defined benefit plans, net of tax	[19]	**1**	(8)
Expenses recognized for share option plans, net of tax	[33]	**—**	0
Currency translation		**(215)**	79
Net income recognized directly in equity		**(281)**	163
Net income after taxes		**496**	390
Total income and expense recognized in the financial statements		**215**	553
Attributable to shareholders of adidas AG		**202**	542
Attributable to minority interests		**13**	11

The accompanying notes are an integral part of these consolidated financial statements.

Notes

adidas AG (formerly adidas-Salomon AG), a listed German stock corporation, and its subsidiaries design, develop, produce and market a broad range of athletic and sports lifestyle products. The Group's headquarters are located at Adi-Dassler-Str. 1, 91074 Herzogenaurach, Germany. The adidas Group has divided its operating activities by major brand into three segments: adidas, Reebok and TaylorMade-adidas Golf. The business of Reebok International Ltd. (USA) and its subsidiaries is consolidated within the adidas Group as of February 1, 2006, and has a material impact on the Group's financial position, results of operations and cash flows.

adidas branded products include footwear, apparel and hardware, such as bags and balls. The products are designed and developed by adidas and are almost exclusively manufactured by subcontractors on behalf of adidas.

Reebok branded products also include footwear, apparel and hardware, such as bags and balls. The products are designed and developed by Reebok and are almost exclusively manufactured by subcontractors on behalf of Reebok.

TaylorMade develops and assembles or manufactures high-quality golf clubs, balls and accessories. adidas Golf branded products include footwear, apparel and accessories. Maxfli is specialized in golf balls and golf accessories.

1 » General

The accompanying consolidated financial statements of adidas AG and its subsidiaries (collectively the "adidas Group" or the "Group") as at December 31, 2006, are prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, and the additional requirements of German commercial law pursuant to §315a section 1 HGB. The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee effective as at December 31, 2006.

New standards, amendments to standards and interpretations applicable for the financial year ending December 31, 2006:

» IAS 1 / IAS 19 Amendment – Actuarial Gains and Losses, Group Plans and Disclosures (effective date: January 1, 2006): This amendment was already adopted in the 2005 financial year.

» IAS 21 Amendment – The Effects of Changes in Foreign Exchange Rates (effective date: January 1, 2006): This amendment had no impact on the Group's financial statements.

» IAS 39 Amendment – Cash Flow Hedge Accounting of Forecast Intra-group Transactions (effective date: January 1, 2006): This amendment had no impact on the Group's financial statements.

» IAS 39 Amendment – The Fair Value Option (effective date: January 1, 2006): This amendment had no impact on the Group's financial statements.

» IAS 39 / IFRS 4 Amendment – Financial Guarantee Contracts (effective date: January 1, 2006): This amendment had no impact on the Group's financial statements.

» IFRS 6 Exploration for and Evaluation of Mineral Resources (effective date: January 1, 2006): This new standard had no impact on the Group's financial statements.

» IFRIC 4 Determining whether an Arrangement Contains a Lease (effective date: January 1, 2006): This interpretation had no impact on the Group's financial statements.

» IFRIC 5 Rights to Interests arising from Decommissioning, Restoration, and Environmental Rehabilitation Funds (effective date: January 1, 2006): This interpretation had no impact on the Group's financial statements.

» IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective date: December 1, 2005): This interpretation had no impact on the Group's financial statements.

Several new standards, amendments to standards and interpretations will be effective for financial years after December 31, 2006, and have not been applied in preparing these consolidated financial statements:

» IAS 1 Amendment – Capital Disclosures (effective date: January 1, 2007): The Group is currently analyzing the potential effects of this amendment.

» IFRS 7 Financial Instruments: Disclosures (effective date: January 1, 2007): This new standard will require extensive additional disclosures with respect to the Group's financial instruments.

» IFRS 8 Operating Segments (effective date: January 1, 2009): The Group is currently analyzing the potential effects of this new standard.

» IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective date: March 1, 2006): This interpretation is not expected to have any impact on the Group's financial statements.

» IFRIC 8 Scope of IFRS 2 (effective date: May 1, 2006): The Group is currently analyzing the potential effects of this interpretation.

» IFRIC 9 Reassessment of Embedded Derivatives (effective date: June 1, 2006): The Group is currently analyzing the potential effects of this interpretation.

» IFRIC 10 Interim Financial Reporting and Impairment (effective date: November 1, 2006): This interpretation is not expected to have any impact on the Group's financial statements.

» IFRIC 11 IFRS 2 – Group and Treasury Share Transactions (effective date: March 1, 2007): This interpretation is not expected to have any impact on the Group's financial statements.

» IFRIC 12 Service Concession Arrangements (effective date: January 1, 2008): This interpretation is not expected to have any impact on the Group's financial statements.

An entity shall apply the new standards, amendments to standards and interpretations for annual periods beginning on or after the effective date.

The consolidated financial statements have been prepared on the historical cost basis, with the exception of certain items such as cash and cash equivalents, available-for-sale financial assets, derivative financial instruments and receivables, which are measured at fair value.

The consolidated financial statements are presented in euros and all values are rounded to the nearest million.

2 » Summary of Significant Accounting Policies

The consolidated financial statements are prepared in accordance with the consolidation, accounting and valuation principles described below.

Principles of Consolidation

The consolidated financial statements include the accounts of adidas AG and its direct and indirect subsidiaries, which are prepared in accordance with uniform accounting principles.

A company is considered as a subsidiary if adidas AG directly or indirectly governs the financial and operating policies of the respective enterprise.

The number of consolidated companies evolved as follows for the years ending December 31, 2006 and 2005, respectively.

Number of Consolidated Companies

	2006	2005
January 1	**94**	107
Newly founded/consolidated companies	**2**	5
Divestments/exclusion from consolidation	**(4)**	(18)
Merged companies	**(1)**	—
Purchased companies	**77**	—
December 31	**168**	94

A schedule of the shareholdings of adidas AG is shown in Attachment II to these Notes. Furthermore, a schedule of these shareholdings will be filed with the Commercial Register at the Local Court in Fürth (Bavaria).

The first-time consolidation of the purchased companies had a material impact in 2006 (see Note 5).

Within the scope of the first-time consolidation, all acquired assets and liabilities are recognized in the balance sheet at fair value. A debit difference between the book value and the proportionate fair value of the assets and liabilities is shown as goodwill. A credit difference is recorded in the income statement. No fair value adjustments are recognized at the first consolidation of acquired minority interest of companies accounted with the purchase method. A debit difference between the cost of the additional investment and the carrying amount of the net assets at the acquisition date is shown as goodwill. A credit difference is recorded in the income statement.

All intercompany transactions and balances, as well as any unrealized gains and losses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Currency Translation

Transactions of assets and liabilities in foreign currencies are translated into the functional currency euro at spot rates on the transaction date.

Assets and liabilities of the Group's non-euro functional currency subsidiaries are translated into euro at closing exchange rates at the balance sheet date. Revenues and expenses are translated at the exchange rates on the transaction dates. All cumulative differences from the translation of equity of foreign subsidiaries resulting from changes in exchange rates are included in a separate item within shareholders' equity without affecting income.

In the individual financial statements of Group companies, monetary items denominated in non-euro currencies are generally measured at closing exchange rates at the balance sheet date. The resulting currency gains and losses are recorded directly in income.

A summary of exchange rates to euro for major currencies in which the Group operates is as follows:

Exchange Rates € 1 equals

	Average rate for the year ending Dec. 31		Spot rate at Dec. 31	
	2006	2005	2006	2005
USD	**1.2562**	1.2453	**1.3170**	1.1797
GBP	**0.6820**	0.6839	**0.6715**	0.6853
JPY	**146.08**	136.91	**156.93**	138.90

Derivative Financial Instruments

The Group uses derivative financial instruments, such as interest and currency options, forward contracts, as well as interest rate swaps and cross-currency interest rate swaps to hedge its exposure to foreign exchange and interest rate risks. In accordance with its treasury policy, the Group does not hold any derivative financial instruments for trading purposes.

Derivative financial instruments are initially recognized in the balance sheet at fair value, and subsequently measured also at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of a forecasted transaction (cash flow hedge), a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are 100% effective, as defined in IAS 39, are recognized in equity. Insofar as the effectiveness is not 100%, the ineffective part of the fair value is recognized in net income. Cumulated gains and losses in equity are transferred to the income statement in the same periods during which the hedged forecasted transaction affects the income statement.

For derivative instruments designated as fair value hedges, the gain or loss on the derivatives and the offsetting gains or losses on the hedged items are recognized immediately in net income.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39. Changes in the fair values of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

Hedges of net investments in foreign entities are accounted in a similar way to cash flow hedges. If the hedging instrument is a derivative (e.g. a forward contract) or, for example, a foreign currency borrowing, effective currency gains and losses in the derivative and all gains and losses arising on the translation of the borrowing, respectively, are recognized in equity.

The Group documents the relationship between hedging instruments and hedged items at transaction inception, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecasted transactions. The Group also documents its assessment whether the derivatives that are used in hedging transactions are highly effective by using different methods of effectiveness testing, such as the dollar offset method or the hypothetical derivative method.

The fair values of forward contracts and currency options are determined on the basis of the market conditions on the reporting dates. The fair value of a currency option is determined using generally accepted models to calculate option prices. The fair market value of an option is influenced not only by the remaining term of the option but also by further determining factors, such as the actual foreign exchange rate and the volatility of the underlying foreign currency base. The fair values of interest rate options on the reporting date are assessed by generally accepted models, such as the "Markov functional model".

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term bank deposits with maturities of three months or less from the date of acquisition.

Receivables and Other Assets

Receivables are recognized at fair value, which is estimated as the present value of future cash flows discounted at the market rate of interest at the balance sheet date. If necessary, required allowances are determined on the basis of individual risk assessment and past experience of losses.

Inventories

Merchandise and finished goods are valued at the lower of cost or net realizable value. Costs are determined using a standard valuation method: the first-in, first-out method or the average cost method. Costs of finished goods include cost of raw materials, direct labor and manufacturing overheads. The lower of cost or net realizable value allowances are computed consistently throughout the Group based on the age and expected future sales of the items on hand.

Assets/Liabilities Classified as Held-for-Sale

Assets and liabilities (primarily non-current) that are expected to be recovered principally through sale rather than through continuing use are classified as held-for-sale. These are measured at the lower of their carrying amount and fair value less cost to sell.

Property, Plant and Equipment

Property, plant and equipment are stated at cost (which comprises any costs directly attributable to bringing the asset to the condition necessary for it to be capable of operating in the manner intended by Management) less accumulated depreciation (except for land) and accumulated impairment losses. Depreciation is computed by the straight-line method, except where the declining-balance method is more appropriate in light of the actual utilization pattern. Useful lives are as follows:

Useful Lives of Property, Plant and Equipment

	Years
Buildings	10–50
Leasehold improvements	5–20
Technical equipment and machinery as well as other equipment and furniture and fittings	2–10

Expenditures for maintenance and repairs are expensed as incurred. Renewals and improvements are capitalized and depreciated separately, if the recognition criteria are met.

Impairment

In the event that facts and circumstances indicate that the costs of non-current assets (financial and non-financial assets) are impaired, an evaluation of recoverability is performed. An impairment loss is recognized in the income statement if the carrying amount exceeds the recoverable amount. If there is an impairment loss for a cash-generating unit, first the carrying amount of any goodwill allocated to the cash-generating unit is reduced, and subsequently the other assets of the unit are reduced pro rata on the basis of the carrying amount of each asset in the unit.

Rule 12g3-2(b) File No. 082-04278

Irrespective of whether there is an indication of impairment, intangible assets with an indefinite useful life and goodwill acquired in business combinations are tested annually for impairment.

An impairment loss recognized for goodwill is not reversed. In respect of other assets, an impairment loss recognized in prior periods is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined (net of depreciation or amortization) if no impairment loss had been recognized.

Finance Leases

If under a lease agreement substantially all risks and rewards associated with an asset are transferred to the Group, the asset less accumulated depreciation and the corresponding liability are recognized at the fair value of the asset or the lower net present value of the minimum lease payments. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Identifiable Intangible Assets

Acquired intangible assets are valued at cost less accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis with the following useful lives:

Useful Lives of Identifiable Intangible Assets

	Years
Trademarks	indefinite
Patents, trademarks and concessions	5–15
Software	3–5

In 2006, the adidas Group determined that there was no impairment necessary for any of its trademarks with indefinite useful lives.

The recoverable amount is determined on the basis of fair value less costs to sell, which are calculated with 1% of the fair value. The fair value is determined in discounting the royalty savings after tax and adding a tax amortization benefit, resulting from the amortization of the acquired asset (relief-from-royalty method). These calculations use projections of royalty savings based on the financial planning covering a maximum period of five years in total. Royalty savings beyond this period are extrapolated using steady growth rates of around 2%. The growth rates do not exceed the long-term average growth rate of the business in which the trademarks are allocated.

The discount rate is based on a weighted average cost of capital calculation considering the debt/equity structure and financing costs of the major competitors. The discount rate used is after-tax rates and reflects specific equity and country risk. The applied discount rate is 7.5%.

Expenditures for internally generated intangible assets are expensed as incurred if they do not qualify for recognition.

Goodwill

Goodwill is the excess of the purchase cost over the fair value of acquired identifiable assets and liabilities. Goodwill arising from the acquisition of a foreign entity and any fair value adjustments to the carrying amounts of assets and liabilities of that foreign entity are treated as assets of the reporting entity and are translated at exchange rates prevailing at the date of the initial consolidation. Goodwill is carried in the functional currency of the acquired foreign entity.

Acquired goodwill is valued at cost less accumulated impairment losses. From January 1, 2005, scheduled amortization of goodwill ceased. Goodwill is tested annually for impairment, and additionally when there are indications of potential impairment.

Goodwill has been allocated for impairment testing purposes to three cash-generating units. The Group's cash-generating units are identified according to brand of operations (in the prior year according to brands and regions) in line with the internal management approach. The adidas Group has thus defined the three segments adidas, Reebok and TaylorMade-adidas Golf as the relevant cash-generating units.

The carrying amounts of already existing as well as newly acquired goodwill are allocated to the cash-generating units as follows:

Allocation of Goodwill € in millions

	adidas	Reebok	TaylorMade-adidas Golf	Total goodwill
December 31, 2005	**150**	**—**	**286**	**436**
Additions – Reebok acquisition	699	466	—	1,165
Additions – other	3	—	—	3
Currency effects	(57)	(29)	(2)	(88)
December 31, 2006	**795**	**437**	**284**	**1,516**

In 2006, the adidas Group determined that there was no impairment of goodwill necessary.

The recoverable amount of a cash-generating unit is determined on the basis of fair value less costs to sell, which are calculated with 1% of the fair value. These calculations use cash flow projections based on the financial planning covering a five-year period in total. Cash flows beyond the five-year period are extrapolated using steady growth rates of around 2%. The growth rates do not exceed the long-term average growth rate of the business in which each cash-generating unit operates.

The discount rates are based on a weighted average cost of capital calculation considering the debt/equity structure and financing costs of the major competitors of each cash-generating unit. The discount rates used are after-tax rates and reflect specific equity and country risk of the relevant cash-generating unit. The applied discount rates for the specific cash-generating unit are between 7.2% and 8.0%.

Research and Development

Research costs are expensed as incurred. Development costs are also expensed as incurred if the recognition criteria are not met.

The Group spent € 98 million and € 63 million on product research and development for the years ending December 31, 2006 and 2005, respectively.

Financial Assets

All purchases and sales of investments are recognized on the trade date. Costs of purchases include transaction costs. If the fair value of available-for-sale investments can be measured reliably, they are subsequently carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value of these investments are included in the income statement of the period in which they arise except for available-for-sale financial assets where unrealized gains and losses are recognized in equity unless they are impaired.

Borrowings and Other Liabilities

Borrowings and other liabilities are recognized at fair value using the effective interest method, net of transaction costs incurred. In subsequent periods, long-term borrowings are stated at amortized cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the terms of the borrowings.

The fair value of the liability component of the convertible bond is determined using a market interest rate for a comparable straight bond; this amount is presented under long-term borrowings on an amortized cost basis until conversion or maturity of the bond. The remaining portion is included in shareholders' equity where the value of the equity component is not changed in subsequent periods.

Provisions

Provisions are recognized where a present – legal or constructive – obligation has been incurred which is likely to lead to an outflow of resources whereas the timing or amount is uncertain. Non-current provisions are discounted if the effect of discounting is material.

Pensions and Similar Obligations

Provisions for pensions and similar obligations comprise the provision obligation of the Group under defined benefit and contribution plans. The obligations under defined benefit plans are calculated separately for each plan by estimating the amount of benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and all unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the balance sheet date on high-quality corporate bonds. The calculations are performed by qualified actuaries using the projected unit credit method in accordance with IAS 19. Obligations for contributions to defined contribution plans are recognized as an expense in the income statement when they are due.

As of January 1, 2005, due to application of the amendment to IAS 19 "Employee Benefits" issued in December 2004, the Group recognizes actuarial gains or losses of defined benefit plans arising during the financial year immediately outside the income statement in "other reserves" within equity as shown in the statement of recognized income and expense.

Recognition of Revenues

Sales are recognized at the fair value of the consideration received or receivable when the significant risks and rewards of ownership of the goods are transferred to the buyer and when it is probable that the economic benefits associated with the transaction will flow to the Group.

Royalty and commission income is recognized based on the terms of the contracts on an accrual basis.

Advertising and Promotional Expenditures

Production costs for media campaigns are included in prepaid expenses (other current and non-current assets) until the advertising is finalized, after which they are expensed in full. Significant media buying costs (e.g. broadcasting fees) are expensed over the original duration of the campaign after usage.

Promotional expenses, including one-time up-front payments for promotional contracts, are expensed systematically over the term of the agreement.

Interest

Interest is recognized as income or expense as incurred and is not capitalized.

Income Taxes

Current income taxes are computed in accordance with the applicable taxation rules established in the countries in which the Group operates.

The Group computes deferred taxes for all temporary differences between the carrying amount and the tax basis of its assets and liabilities and tax loss carryforwards. As it is not permitted to recognize a deferred tax liability for goodwill the Group does not compute any deferred taxes thereon.

Deferred tax assets arising from deductible temporary differences and tax loss carryforwards which exceed taxable temporary differences are only recognized to the extent that it is probable that the company concerned will generate sufficient taxable income to realize the associated benefit.

Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Equity Compensation Benefits

Stock options have been granted to members of the Executive Board of adidas AG as well as to the managing directors/senior vice presidents of its affiliated companies and to further senior executives of the Group in connection with the Management Share Option Plan (MSOP) of adidas AG (see also Note 33). The Company has the choice to settle a possible obligation by issuing new shares or providing the equivalent cash compensation. When options are exercised and the Company decides to issue new shares, the proceeds received net of any transaction costs are credited to share capital and capital surplus. In the past, the Company has chosen to issue new shares. It is planned to maintain this methodology in future.

In accordance with IFRS 2, an expense and a corresponding entry to equity for equity-settled stock options and an expense and a liability for cash-settled stock options is recorded.

The Group has applied IFRS 2 retrospectively and has taken advantage of the transitional provisions of IFRS 2 with respect to equity-settled awards. As a result, the Group has applied IFRS 2 only to equity-settled awards granted after November 7, 2002, that had not yet vested on January 1, 2005 (Tranche V (2003)).

Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires the use of assumptions and estimates that affect reported amounts and related disclosures. Although such estimates are based on Management's best knowledge of current events and actions, actual results may ultimately differ from these estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined in the respective Note.

3 » Discontinued Operations

On May 2, 2005, the Group announced the planned divestiture of the Salomon business segment to Amer Sports Corporation. The transaction was formally completed on October 19, 2005, with effect from September 30, 2005. The final debt-free purchase price was € 497 million. A first payment of € 460 million was received in October 2005. The remaining amount was *paid in the first quarter of 2006.*

The Salomon business segment included the related subsidiaries and brands Salomon, Mavic, Bonfire, Arc'Teryx and Cliché.

Analysis of the Result of Discontinued Operations € in millions

	2005
Net sales	360
Expenses	382
Income from discontinued operations before taxes	**(22)**
Income taxes	(2)
Income from discontinued operations after taxes	**(20)**
Gain/(loss) recognized on the measurement to fair value less cost to sell	(14)
Income taxes	10
Gain/(loss) recognized on the measurement to fair value less cost to sell, net of tax	**(24)**
Income from discontinued operations, net of tax	**(44)**
Basic earnings per share from discontinued operations (in €) [1]	(0.24)
Diluted earnings per share from discontinued operations (in €) [1]	(0.22)

1) Figures adjusted for 1:4 share split conducted on June 6, 2006.

4 » Assets/Liabilities Classified as Held-for-Sale

Part of the assets of GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG and adidas AG as well as assets of Immobilieninvest und Betriebsgesellschaft Herzo-Base GmbH & Co. KG within the HQ/Consolidation segment are presented as disposal groups held-for-sale following a Memorandum of Understanding signed by the Group's Management on December 21, 2006. Selling negotiations have commenced, and these sales are expected to be completed by March 2007 and June 2007, respectively. At December 31, *2006, the disposal groups contained* assets of € 59 million less liabilities of € 4 million.

Assets Classified as Held-for-Sale € in millions

	Dec. 31 2006
Accounts receivable and other current assets	29
Property, plant and equipment, net	30
Total	**59**

Liabilities Classified as Held-for-Sale € in millions

	Dec. 31 2006
Accounts payable and other current liabilities	2
Provisions	2
Total	**4**

Rule 12g3-2(b) File No. 082-04278

5 » Acquisition/Disposal of Subsidiaries

The adidas Group assumed full ownership of its subsidiary in India, adidas India Marketing Private Ltd., New Delhi (India), by purchasing the remaining 8.6% of shares effective January 17, 2006 for an amount of € 2 million.

Effective January 31, 2006, the adidas Group assumed control of Reebok International Ltd. (USA), with all its direct and indirect shareholdings. The purchase price for 100% of the shares of Reebok International Ltd. (USA) was US $ 3.6 billion (€ 3.0 billion), fully paid in cash.

The acquisition had the following effect on the Group's assets and liabilities:

Reebok's Net Assets at the Acquisition Date € in millions

	Pre-aquisition carrying amounts	Fair value adjustments	Recognized values on acquisition
Cash and cash equivalents	539	–	539
Accounts receivable	453	–	453
Inventories	447	55	502
Other current assets	103	(3)	100
Property, plant and equipment, net	293	(33)	260
Trademarks and other intangible assets, net	68	1,674	1,742
Long-term financial assets	–	4	4
Deferred tax assets	198	44	242
Other non-current assets	16	–	16
Borrowings	(506)	–	(506)
Accounts payable	(109)	–	(109)
Income taxes	(59)	–	(59)
Accrued liabilities and provisions	(329)	(30)	(359)
Other current liabilities	(418)	–	(418)
Pensions and similar obligations	(7)	–	(7)
Deferred tax liabilities	(11)	(578)	(589)
Other non-current liabilities	(2)	–	(2)
Minority interests	(3)	–	(3)
Net assets	**673**	**1,133**	**1,806**
Goodwill arising on acquisition			1,165
Purchase price settled in cash			**2,971**
Cash and cash equivalents acquired			539
Cash outflow on acquisition			**2,432**

Pre-acquisition carrying amounts were based on applicable IFRS standards.

Following valuation methods for the acquired assets have been applied:

» Inventories: The pro rata basis valuation is applied for estimating the fair value of acquired inventories. The realized margins were added to the book values of the acquired inventories. Subsequently, cost to complete for selling, advertising and general administration and a reasonable profit allowance were deducted.

» Property, plant and equipment: The comparison method was used for acquired land by considering the prices paid for comparable properties. The direct capitalization method was applied for the valuation of all acquired buildings. The annual rents which can be realized will be adjusted by deducting risk factors and applicable operating costs and are finally discounted. The acquired machinery and equipment is valued with the depreciated replacement cost method. The replacement costs are determined by applying an index to the asset's historical cost. The replacement costs are then adjusted for the loss in value caused by depreciation.

» Trademarks and other intangible assets: The relief-from-royalty method is applied for trademarks and technologies. The fair value is determined by discounting the royalty savings after tax and adding a tax amortization benefit, resulting from the amortization of the acquired asset. For the valuation of licensing agreements, customer relationships and order backlogs, the multi-period-excess-earnings method was used. The respective future excess cash flows are identified and adjusted in order to eliminate all elements not associated with these assets. Future cash flows are measured on the basis of the expected sales by deducting variable and sales-related imputed costs for the use of contributory assets. Subsequently, the outcome is discounted using an appropriate discount rate and adding a tax amortization benefit.

» Long-term financial assets: The discounted cash flow method was used for the valuation of a participation. Future free cash flows were discounted back to the valuation date using an appropriate discount rate.

The excess of the acquisition cost paid over the net of the amounts of the fair values assigned to all assets acquired and liabilities assumed, taking into consideration the respective deferred taxes, is referred to as goodwill. Any acquired asset that does not meet the identification and recognition criteria for an asset is included in the amount recognized as goodwill.

Based on the expected cost of sales and operating expenses synergy potential, the goodwill arising on this acquisition was allocated to the cash-generating units adidas and Reebok in an amount of € 699 million and € 466 million, respectively, and is converted in functional currencies as appropriate.

If this acquisition had occurred on January 1, 2006, total Group net sales would have been € 10.2 billion and net income would have been € 448 million for the year ending December 31, 2006.

The acquired Reebok subsidiaries contributed € 92 million to the Group's operating profit for the period from February to December 2006. The contribution to the net income cannot be disclosed due to the advanced integration of the financing and tax activities.

Effective September 1, 2006, the adidas Group assumed full ownership of its brand adidas subsidiary in Korea, adidas Korea Ltd., Seoul (Korea), by purchasing the remaining 49% of shares for an amount of € 30 million. The additional net income for the Group for the period from September to December 2006 was € 1 million.

Effective September 1, 2006, the adidas Group sold its 92% of shares in P.T. Trigaris Sportindo (adidas Indonesia) in connection with a restructuring of the Indonesian business.

Notes to the Consolidated Balance Sheet

6 » Cash and Cash Equivalents

Cash and cash equivalents consist of cash at banks and on hand as well as short-term bank deposits.

7 » Short-Term Financial Assets

Short-term financial assets are classified at "fair value through profit or loss". They comprise investment funds as well as marketable equity securities. Changes in the fair value are recognized in the income statement as they occur.

The majority of marketable securities relates to commercial paper and certificates of deposit.

8 » Accounts Receivable

Accounts receivable consist mainly of the currencies US dollar, euro, Japanese yen and British pound and are as follows:

Accounts Receivable € in millions

	Dec. 31 2006	Dec. 31 2005
Accounts receivable, gross	**1,527**	1,046
Less: allowance for doubtful accounts	**112**	81
Accounts receivable, net	**1,415**	**965**

Specific allowances relate to accounts receivable totaling € 46 million as at December 31, 2006.

9 » Inventories

Inventories by major classification are as follows:

Inventories € in millions

	Dec. 31, 2006			Dec. 31, 2005		
	Gross value	**Allowance for obsolescence**	**Net value**	Gross value	Allowance for obsolescence	Net value
Finished goods and merchandise on hand	**1,208**	**86**	**1,122**	870	50	820
Goods in transit	**428**	**—**	**428**	365	–	365
Raw materials	**46**	**2**	**44**	35	1	34
Work in progress	**13**	**—**	**13**	11	—	11
Inventories, net	**1,695**	**88**	**1,607**	**1,281**	**51**	**1,230**

Goods in transit mainly relate to shipments from suppliers in the Far East to subsidiaries in Europe, Asia and the Americas. The allowance for obsolescence mainly relates to inventories on hand amounting to € 349 million and € 250 million as at December 31, 2006 and 2005, respectively (see also Note 2).

10 » Other Current Assets

Other current assets consist of the following:

Other Current Assets € in millions

	Dec. 31 2006	Dec. 31 2005
Prepaid expenses	**213**	178
Tax receivables other than income tax	**74**	62
Interest rate options	**0**	2
Currency options	**6**	69
Forward contracts	**7**	23
Security deposits	**28**	20
Land held-for-sale	**0**	40
Sundry	**85**	145
Other current assets, gross	**413**	**539**
Less: allowance	**0**	2
Other current assets, net	**413**	**537**

Prepaid expenses relate mainly to promotion agreements and service contracts.

Information in relation to forward contracts as well as currency and interest options is also included in these Notes (see Note 24).

Land held-for-sale relates to parts of land of the former "Herzo Base" in Herzogenaurach. This land, owned by the GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG, was bought (through acquisition of 90% of the shares) in 1998 (see Note 4).

As at December 31, 2005, the position "Sundry" includes the remaining payment of € 65 million related to the Salomon divestiture.

11 » Property, Plant and Equipment

Property, plant and equipment consist of the following:

Property, Plant and Equipment € in millions

	Dec. 31 2006	Dec. 31 2005
Land and buildings	**484**	298
Technical equipment and machinery	**118**	83
Other equipment, furniture and fittings	**567**	443
	1,169	**824**
Less: accumulated depreciation	**498**	440
	671	**384**
Construction in progress, net	**18**	40
Property, plant and equipment, net	**689**	**424**

Depreciation expenses (continuing operations) were € 129 million and € 80 million for the years ending December 31, 2006 and 2005, respectively (see also Note 25). Impairment losses which are included within depreciation and amortization (shown in the line item operating income and expenses (see also Note 25) were € 11 million and € 0 million for the years ending December 31, 2006 and 2005, respectively. These are related to assets within other equipment, furniture and fittings for which contrary to expectations there will be an insufficient flow of future economic benefits.

In connection with the planned sale of the GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG (see Note 4) assets amounting to € 17 million were transferred in 2006 from other current assets to "Land and buildings" within property, plant and equipment.

For details see Statement of Movements of Tangible and Intangible Assets and Financial Assets (Attachment I to these Notes).

Rule 12g3-2(b) File No. 082-04278

12 » Goodwill

Goodwill primarily relates to the Group's acquisitions of the Reebok business as well as of subsidiaries in the United States, Australia/New Zealand, Netherlands/Belgium and Italy.

Goodwill € in millions

	Dec. 31 2006	Dec. 31 2005
Goodwill, gross	**1,516**	436
Less: impairment	**—**	—
Goodwill, net	**1,516**	**436**

The increase in goodwill relates to the acquisition of the Reebok business. The main part of this goodwill is denominated in US dollars. The currency translation effect was negative € 88 million.

From January 1, 2005, goodwill is tested annually for impairment. There was no impairment expense for the years ending December 31, 2006 and 2005. The Group determines whether goodwill impairment is necessary at least on an annual basis. This requires an estimation of the fair value less costs to sell of the cash-generating units to which the goodwill is allocated. Estimating the fair value less costs to sell requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

Future changes in expected cash flows and discount rates may lead to impairments of the accounted goodwill in the future.

For details see Statement of Movements of Tangible and Intangible Assets and Financial Assets (Attachment I to these Notes).

13 » Trademarks and Other Intangible Assets

Trademarks and other intangible assets consist of the following:

Trademarks and Other Intangible Assets € in millions

	Dec. 31 2006	Dec. 31 2005
Trademarks, gross	**1,454**	15
Less: accumulated amortization	**0**	0
Trademarks, net	**1,454**	**15**
Software, patents and concessions, gross	**447**	242
Less: accumulated amortization	**224**	166
Other intangible assets, net	**223**	**76**
Trademarks and other intangible assets, net	**1,677**	**91**

Intangible asset amortization expenses (continuing operations) were € 69 million and € 34 million for the years ending December 31, 2006 and 2005, respectively (see also Note 25).

Trademarks with indefinite useful lives amount to € 1.436 billion. They were estimated to be indefinite due to the high degree of brand recognition as well as their foundation a long time ago. The trademarks are allocated to the cash-generating unit Reebok.

The Group determines whether trademarks with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the fair value less costs to sell of the cash-generating units to which the trademark is allocated. Estimating the fair value less costs to sell requires the Group to make an estimate of the expected future brand-specific sales and appropriate arm's length royalty rates from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. There was no impairment expense for the year ending December 31, 2006.

Future changes in expected cash flows and discount rates may lead to impairments of the accounted trademarks in the future.

For details see Statement of Movements of Tangible and Intangible Assets and Financial Assets (Attachment I to these Notes).

14 » Long-Term Financial Assets

Long-term financial assets include a 10% investment in FC Bayern München AG of € 77 million which was made in July 2002. This investment is classified as available for sale and recorded at fair value. This equity security does not have a quoted market price in an active market, therefore other methods of reasonably estimating fair value as at December 31, 2006 were used. Dividends are distributed instead of a regular payment of interest.

Additionally, long-term financial assets include investments which are mainly invested in insurance products and are measured at fair value, as well as loans.

Fair value adjustments from impairment losses amount to € 8 million and € 15 million for the years ending December 31, 2006 and 2005, respectively. As in the prior year these are related to impairments of other financial assets to cover anticipated risks of default (see also Note 27).

For details see Statement of Movements of Tangible and Intangible Assets and Financial Assets (Attachment I to these Notes).

15 » Other Non-Current Assets

Other non-current assets consist of the following:

Other Non-Current Assets € in millions

	Dec. 31 2006	Dec. 31 2005
Prepaid expenses	**103**	89
Interest rate options	**3**	7
Currency options	**1**	7
Security deposits	**22**	16
Sundry	**5**	4
Other non-current assets	**134**	**123**

Prepaid expenses mainly include prepayments for long-term promotional contracts and service contracts (see also Notes 32 and 23).

16 » Borrowings and Credit Lines

In response to the increased financing needs due to the acquisition of Reebok International Ltd. (USA), the Group adjusted its financing policy. In 2005, the German Commercial Paper Program was increased by € 1.25 billion to € 2.0 billion. Additionally, the international medium-term syndicated loan was increased to € 2.0 billion from € 750 million, with extended maturities. Furthermore, the number of banks participating in the Commercial Paper Program as well as the syndicated loan was extended. Additionally, in January 2006, the Group issued a US private placement with a transaction volume of US $ 1.0 billion. Bilateral credit lines with core banks in an amount of approximately € 2.4 billion as well as the € 400 million convertible bond issued by adidas International Finance B.V. in 2003 supplement the diversification of the Group's financing structure.

With settlement on October 8, 2003, adidas issued a € 400 million convertible bond through its wholly-owned Dutch subsidiary, adidas International Finance B.V. The bond was guaranteed by adidas AG and issued in tranches of € 50,000 each with a maturity up to 15 years. The bond is, at the option of the respective holder, subject to certain conditions, convertible from and including November 18, 2003, up to and including September 20, 2018, into ordinary no-par-value bearer shares of adidas AG at the conversion price of € 25.50 which was fixed upon issue. The coupon of the bond is 2.5% and is payable annually in arrears on October 8 of each year, commencing on October 8, 2004. The bond is convertible into approximately four million no-par-value shares.

The convertible bond is not callable by the issuer until October 2009. It is callable thereafter, subject to a 130% trigger between October 2009 and October 2012 and subject to a 115% trigger between October 2012 and 2015. The convertible bond is unconditionally callable thereafter. Investors have the right to convert the bond in October 2009, October 2012 and October 2015.

The fair values of the liability component and the equity conversion component were determined on the issuance of the bond. The fair value of the liability component, included in long-term borrowings, was calculated using a market interest rate of approximately 4.6% for an equivalent straight bond without conversion rights. Due to the retrospective application of the amendment to IAS 39 and IAS 32, the liability and equity split of the convertible bond has changed. As a result, the liability component as at the date of issuance increased by € 71.1 million with an equivalent decrease in equity. The amount of the equity component, which is included in equity in the capital reserve, amounts to € 44.1 million (less transaction costs of € 0.9 million). The liability component is valued on amortized cost basis.

Rule 12g3-2(b) File No. 082-04278

The adidas AG share first traded above 110% (€ 28.05) of the conversion price of € 25.50 on more than 20 trading days within the last 30 trading days in the fourth quarter of 2004. Consequently, bond holders have had the right to convert their convertible bonds into equity since January 1, 2005. An early redemption or conversion of the convertible bond is currently not expected.

Gross borrowings increased by € 1.543 billion in 2006 compared to a decline of € 85 million in 2005.

Borrowings are denominated in a variety of currencies in which the Group conducts its business. The largest portions of effective gross borrowings (before liquidity swaps for cash management purposes) as at December 31, 2006 are denominated in euros (51%; 2005: 76%) and US dollars (44%; 2005: 16%).

Month-end weighted average interest rates on borrowings in all currencies ranged from 4.2% to 5.3% in 2006 and from 3.7% to 4.2% in 2005.

As at December 31, 2006, the Group had cash credit lines and other long-term financing arrangements totaling € 6.9 billion (2005: € 5.1 billion); thereof unused credit lines accounted for € 4.4 billion (2005: € 4.1 billion). In addition, the Group had separate lines for the issuance of letters of credit in an amount of approximately € 0.3 billion (2005: € 0.4 billion).

The Group's outstanding financings are unsecured.

The private placement and convertible bond documentation each contains a negative-pledge clause. Additionally, the private placement documentation contains minimum equity covenants. As at December 31, 2006, actual shareholders' equity was well above the amount of the minimum equity covenant.

The amounts disclosed as borrowings represent outstanding borrowings under the following arrangements with aggregated expiration dates as follows:

Gross Borrowings as at December 31, 2006 € in millions

	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
Bank borrowings incl. commercial paper	144	0	275	0	**419**
Private placements	109	610	474	591	**1,784**
Convertible bond	0	0	375	0	**375**
Total	**253**	**610**	**1,124**	**591**	**2,578**

Gross Borrowings as at December 31, 2005 € in millions

	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
Bank borrowings	0	0	102	0	**102**
Private placements	31	294	65	177	**567**
Convertible bond	0	0	366	0	**366**
Total	**31**	**294**	**533**	**177**	**1,035**

As all short-term borrowings are based upon long-term arrangements, the Group reports them as long-term borrowings.

The borrowings related to our outstanding convertible bond changed in value, reflecting the accruing interest on the debt component in accordance with IFRS requirements.

Rule 12g3-2(b) File No. 082-04278

17 » Accrued Liabilities and Provisions

Accrued liabilities and provisions consist of the following:

Accrued Liabilities and Provisions € in millions

	Dec. 31 2005	Currency translation differences	Usage	Release	Changes in companies consolidated	Addition	Transfers	**Dec. 31 2006**	Thereof non-current
Provisions									
Marketing	40	(1)	40	2	16	60	(24)	**49**	5
Employee benefits	15	(1)	11	0	2	34	0	**39**	15
Returns, allowances, warranty	44	(7)	80	0	59	88	16	**120**	1
Restructuring	17	(1)	12	4	0	0	0	**0**	0
Taxes, other than income taxes	12	(1)	13	2	6	9	0	**11**	0
Other provisions	105	(12)	120	31	131	50	13	**136**	19
Total provisions	**233**	**(23)**	**276**	**39**	**214**	**241**	**5**	**355**	**40**
Accrued liabilities									
Goods and services not yet invoiced	186	(17)	143	12	40	209	(23)	**241**	1
Marketing	76	(5)	58	9	12	90	7	**113**	5
Payroll and commissions	122	(13)	155	8	81	143	4	**175**	27
Other Accruals	17	(1)	7	6	10	91	7	**111**	1
Total accrued liabilities	**401**	**(35)**	**363**	**34**	**143**	**533**	**(5)**	**640**	**34**
Total accrued liabilities and provisions	**634**	**(58)**	**639**	**73**	**357**	**774**	**0**	**995**	**74**

Marketing provisions mainly consist of provisions for promotion contracts.

Provisions for employee benefits mainly consist of provisions for profit-sharing plans.

Other provisions mainly include items not otherwise allocated and also anticipated losses from purchase and other transactions and contingent losses from pending lawsuits.

Marketing accrued liabilities mainly consist of accruals for distribution, such as discounts, rebates and sales commissions.

Accrued liabilities for payroll and commission mainly consist of accruals for outstanding vacation and outstanding payments for overtime.

Other accrued liabilities mainly include items not otherwise allocated and also accruals for interest.

Rule 12g3-2(b) File No. 082-04278

18 » Other Current Liabilities

Other current liabilities consist of the following:

Other Current Liabilities € in millions

	Dec. 31 2006	Dec. 31 2005
Liabilities due to personnel	**27**	13
Tax liabilities other than income taxes	**65**	46
Liabilities due to social security	**8**	10
Interest rate options	**0**	2
Currency options	**9**	14
Forward contracts	**27**	9
Deferred income	**17**	17
Sundry	**79**	79
Other current liabilities	**232**	**190**

Information regarding forward contracts as well as currency and interest rate options is also included in these Notes (see Note 24).

19 » Pensions and Similar Obligations

The Group has obligations both from defined contribution and defined benefit pension plans. The benefits are provided pursuant to the legal, fiscal and economic conditions in each respective country.

Pensions and Similar Obligations € in millions

	Dec. 31 2006	Dec. 31 2005
Defined benefit plans	**126**	131
Thereof:		
adidas AG	**109**	123
Similar obligations	**8**	17
Pensions and similar obligations	**134**	**148**

Defined Contribution Plans

The total expense for defined contribution plans amounted to € 42 million in 2006 (2005: € 14 million). All other pension plans are defined benefit plans, which are partly funded by plan assets.

Defined Benefit Plans

Given the diverse Group structure, different defined benefit plans exist, comprising both pension payments and widow's and orphan's pensions.

Actuarial Assumptions in %

	Dec. 31 2006	Dec. 31 2005
Discount rate	**4.5**	4.0
Salary increases	**3.5**	3.0
Pension increases	**1.5**	1.5
Expected return on plan asset	**3.0**	—

Rule 12g3-2(b) File No. 082-04278

The actuarial valuations of the defined benefit plans are made at the end of each reporting period. The assumptions for employee turnover and mortality are based on empirical data, the latter for Germany on the 2005 version of the mortality tables of Dr. Heubeck. The actuarial assumptions in Germany and in other countries are not materially different.

As of January 1, 2005, due to application of the amendment to IAS 19 "Employee Benefits" issued in December 2004, the Group recognizes actuarial gains or losses of defined benefit plans arising during the financial year immediately outside the income statement in the statement of recognized income and earnings (SoRIE). The actuarial gain (loss) recognized in the statement of recognized income and expense for 2006 was € 2 million (2005: € 14 million) The cumulative recognized actuarial losses amount to € 30 million (2005: € 31 million) (see also Note 22).

Pension Expenses € in millions

	Year ending Dec. 31 **2006**	2005
Current service cost	**7**	9
Interest cost	**5**	5
Expected return on plan assets	**(1)**	—
Pension expenses	**11**	**14**

Of the total pension expenses, an amount of € 7 million (2005: € 11 million) relates to employees in Germany. Contributions to post-employment benefit plans for employees living in Germany for the year ending December 31, 2007, are expected to amount to € 11 million. The pension expense is recorded within the operating expenses whereas the production-related part thereof is recognized within the cost of sales.

Defined Benefit Obligation € in millions

	2006
Defined benefit obligation as at January 1	**131**
Increase in companies consolidated	34
Currency translation differences	1
Current service cost	7
Interest cost	5
Pensions paid	(6)
Actuarial loss in 2006	(2)
Defined benefit obligation as at December 31	**170**

Status of Funded and Unfunded Obligations € in millions

	Dec. 31 2006	Dec. 31 2005
Present value of unfunded obligation	**110**	131
Present value of funded obligation	**60**	—
Present value of total obligations	**170**	**131**
Fair value of plan assets	**(44)**[1]	—
Recognized Liability for defined benefit obligations	**126**	**131**

1) Part of the € 46 million total of plan assets cannot be deducted, as it is not possible to use the exceeding amount for another plan.

The calculations of the recognized assets and liabilities from defined benefit plans are based upon statistical and actuarial calculations. In particular, the present value of the defined benefit obligation is impacted by assumptions on discount rates used to arrive at the present value of future pension liabilities and assumptions on future increases in salaries and benefits. Furthermore, the Group's independent actuaries use statistically based assumptions covering areas such as future participant plan withdrawals and estimates on life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and other changes in the factors being assessed. These differences could impact the assets or liabilities recognized in the balance sheet in future periods.

Movement in Plan Assets € in millions

	2006
Fair value of plan assets at January 1	**—**
Increase in companies consolidated	25
Contributions paid into the plan	20
Expected return on plan assets	1
Fair value of plan assets at December 31	**46**

The plan assets are invested in several pension funds. The return on plan assets is in conformity with the current strategy of the pension funds. In 2006, the actual return on plan assets was € 2 million.

Historical Development € in millions

	Dec. 31 2006	Dec. 31 2005	Dec. 31 2004	Dec. 31 2003	Dec. 31 2002
Defined benefit obligation	**170**	131	118	100	93
Plan assets	**44**	–	–	–	–
Deficit in plan	**126**	131	118	100	93
Experience adjustments	**4**	1	–	–	–

20 » Other Non-Current Liabilities

Other non-current liabilities consist mainly of finance lease obligations of € 6 million and € 8 million (see Note 23), negative fair values of long-term interest rate options of € 12 million and € 9 million and deferred income of € 12 million as at December 31, 2006 and 2005, respectively.

Liabilities due after more than five years totaled € 15 million and € 8 million as at December 31, 2006 and 2005, respectively.

21 » Minority Interests

This line item within equity comprises the equity of third parties in a number of consolidated companies. Minority interests are attributable to three and four subsidiaries as at December 31, 2006 and 2005, respectively (see Shareholdings/Attachment II to these Notes).

These subsidiaries were mainly established with former independent distributors and licensees for the adidas brand or purchased as part of the acquisition of the Reebok business.

In accordance with IAS 32, the following minority interests are no longer reported within minority interests: GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG (Germany), as the company is a limited partnership, and adidas Hellas A.E. (Greece) and adidas Suomi OY (Finland), as these minorities hold put options. The fair value of these minorities is shown within other liabilities. The difference between the fair value and the minority interests is shown as goodwill less accumulated amortization. The result for these minorities is reported within financial expenses.

22 » Shareholders' Equity

On December 31, 2005, the nominal capital of adidas AG (formerly adidas-Salomon AG) amounted to € 129,950,092.80 and was divided into 50,761,755 no-par-value bearer shares and was fully paid-in.

In January 2006, the nominal capital increased to a total of € 130,091,660.80, divided into 50,817,055 no-par-value bearer shares, as a result of the exercise of a total of 55,300 stock options in November 2005 and the issuance of 55,300 no-par-value bearer shares associated with the Management Share Option Plan (MSOP) of adidas AG. Capital reserves thus increased by € 2,830,920.

The nominal capital of adidas AG subsequently increased to a total of € 203,268,220 as a result of the capital increase from the Company's retained earnings without the issuance of new shares ("Capital Increase 2006"), resolved upon by the Annual General Meeting on May 11, 2006. Furthermore, it was resolved to implement a share split at a ratio of 1 to 4, pursuant to which the nominal capital was divided into a total of 203,268,220 no-par-value bearer shares.

At the end of May 2006, the nominal capital of adidas AG increased to a total of € 203,270,180, divided into 203,270,180 no-par-value bearer shares, as a result of the exercise of the conversion right derived from one bond in the amount of € 50,000 issued within the scope of the convertible bonds granted by the 100% subsidiary adidas International Finance B.V. (formerly adidas-Salomon International Finance B.V.) (€ 400,000,000; 2.50% convertible bonds of 2003/2018) and also as a result of the issuance of 1,960 no-par-value bearer shares.

Furthermore, in July 2006, the nominal capital increased to a total of € 203,496,860, divided into 203,496,860 no-par-value bearer shares, as a result of the exercise of a total of 56,670 stock options in May 2006, which – following the registration of the share split – now entitle the beneficiaries to receive four shares per option, and through the issuance of 226,680 no-par-value bearer shares associated with the Management Share Option Plan. Capital reserves thus increased by € 3,321,108.

In October 2006, the nominal capital again increased as a result of the exercise of a total of 10,000 stock options in August 2006 and the issuance of 40,000 no-par-value bearer shares associated with the Management Share Option Plan. Capital reserves thus increased by € 121,890. At the balance sheet date, the nominal capital of adidas AG therefore amounted to a total of € 203,536,860 and was divided into 203,536,860 no-par-value bearer shares. The nominal capital was fully paid-in.

In January 2007, the nominal capital of adidas AG was then increased by a further € 30,200 as a result of the exercise of 7,550 stock options in November 2006 and the issuance of 30,200 no-par-value bearer shares associated with the Management Share Option Plan. Capital reserves thus increased by € 175,296. On February 16, 2007, the nominal capital of adidas AG therefore amounted to € 203,567,060 and is divided into 203,567,060 no-par-value bearer shares.

The corresponding adjustment of the amount of the nominal capital resulting from the above transactions up to the end of January 2007 was filed with the Commercial Register on January 29, 2007, by way of a declaratory entry.

Each share has one vote and is entitled to a dividend in the year it is issued.

Rule 12g3-2(b) File No. 082-04278

The number of shares in circulation is as follows:

Development of Number of Shares in Circulation

	Number of shares prior to share split	Number of shares after share split
Number of no-par-value shares issued as at Dec. 31, 2005	**50,761,755**	
Capital increase and issuance of no-par-value shares based on MSOP exercises	55,300	
Capital increase from Company's retained earnings without issuance of new shares as well as share split at a ratio of 1 to 4		203,268,220
Capital increase as a result of exercise of the conversion right derived from one bond and issuance of no-par-value shares		1,960
Capital increase and issuance of no-par-value shares based on MSOP exercises		226,680
Capital increase and issuance of no-par-value shares based on MSOP exercises		40,000
Number of no-par-value shares issued as at Dec. 31, 2006		**203,536,860**

Authorized Capital

As at the balance sheet date 2006, the Executive Board of adidas AG has not made use of the existing amounts of Authorized Capital. The following presentation of the existing amounts of Authorized Capital takes into account the adjustment resolved upon by the Annual General Meeting on May 11, 2006, relating to the existing amounts of Authorized Capital in connection with the Capital Increase 2006 and the share split.

As at December 31, 2006, the Authorized Capital of the Company is set out in §4 sections 2, 3 and 4 of the Articles of Association, pursuant to which the Executive Board is entitled, subject to Supervisory Board approval, to increase the nominal capital

until June 19, 2010

» by issuing new shares against contributions in cash once or several times by no more than a maximum of €64,062,500 and, subject to Supervisory Board approval, to exclude fractional shares from shareholders' subscription rights (Authorized Capital 2005/I);

and until June 19, 2008

» by issuing new shares against contributions in cash or in kind once or several times by no more than a maximum of €6,250,000 and, subject to Supervisory Board approval, to exclude shareholders' subscription rights (Authorized Capital 2005/II);

and until May 28, 2011

» by issuing new shares against contributions in cash once or several times by no more than a maximum of €20,000,000 and, subject to Supervisory Board approval, to exclude shareholders' subscription rights for fractional amounts and when issuing the new shares at a value not essentially below the stock exchange value of shares with the same features (Authorized Capital 2006). The authorization to exclude subscription rights pursuant to the last sentence, may, however, only be used to the extent that the pro rata amount of the new shares in the nominal capital together with the pro rata amount in the nominal capital of other shares which were issued by the Company after May 11, 2006, subject to the exclusion of subscription rights pursuant to §186 section 3 sentence 4 AktG on the basis of an authorized capital increase or following a repurchase, or for which conversion or subscription rights were granted after May 11, 2006, through issuance of convertible bonds or bonds with warrants, with subscription rights excluded pursuant to §186 section 3 sentence 4 AktG, does not exceed 10% of the nominal capital existing on the date of entry of this authorization into the Commercial Register or – if this amount is lower – as at the respective date on which the authorization is used.

Contingent Capital

Together with the Capital Increase 2006 resolved upon by the Annual General Meeting on May 11, 2006, and by virtue of law, the amounts of Contingent Capital increased at the same ratio. By resolution of the Annual General Meeting of May 11, 2006, the Articles of Association were adjusted to reflect this increase as well as the share split.

Contingent Capital 1999/I

The Contingent Capital 1999/I serves the purpose of granting stock options in connection with the Management Share Option Plan to members of the Executive Board of adidas AG as well as to managing directors/senior vice presidents of its affiliated companies and to other executives of adidas AG and of its affiliated companies.

Prior to the implementation of the Capital Increase 2006 and the share split, as a result of the exercise of 55,300 stock options in November 2005 and the issuance of 55,300 no-par-value bearer shares within the scope of the exercise periods which ended in January 2006 for Tranche I (1999), Tranche II (2000), Tranche III (2001), Tranche IV (2002) and Tranche V (2003) of the Management Share Option Plan, the nominal amount of the Contingent Capital 1999/I amounted to € 1,102,291.20 in January 2006 and was divided into 430,582 no-par-value shares.

After implementation of the Capital Increase 2006 and the share split, the nominal amount of the Contingent Capital 1999/I initially totaled € 1,722,328 and was divided into 1,722,328 no-par-value bearer shares. As a result of the exercise of 66,670 stock options and the issuance of 266,680 no-par-value bearer shares associated with the exercise periods which ended in July and October for Tranche II (2000), Tranche III (2001), Tranche IV (2002) and Tranche V (2003) of the Management Share Option Plan, the nominal amount of the Contingent Capital 1999/I at the balance sheet date amounted to € 1,455,648 and was divided into 1,455,648 no-par-value shares.

In January 2007, the nominal value of the Contingent Capital 1999/I was reduced to € 1,425,448, divided into 1,425,448 no-par-value shares, as a result of the exercise of 7,550 stock options in November 2006 and the issuance of 30,200 no-par-value bearer shares associated with the expired exercise period for Tranche II (2000), Tranche III (2001), Tranche IV (2002) as well as Tranche V (2003) of the Management Share Option Plan. On February 16, 2007, the nominal value of the Contingent Capital 1999/I amounted to € 1,425,448, divided into 1,425,448 no-par-value shares.

The change to the nominal capital and the nominal value of the Contingent Capital 1999/I resulting from the issuance of shares between the implementation of the Capital Increase 2006 and the end of January 2007, was filed with the Commercial Register on January 29, 2007, by way of a declaratory entry.

Contingent Capital 2003/II

As at the balance sheet date, the nominal capital is conditionally increased by up to an additional € 35,998,040, divided into no more than 35,998,040 no-par-value bearer shares (Contingent Capital 2003/II, § 4 section 6 (former section 5) of the Articles of Association). This is the Contingent Capital which formerly amounted to € 23,040,000 and was then adjusted to € 36,000,000 as a result of the Capital Increase 2006. It will be implemented only to the extent that the holders of the subscription or conversion rights or the persons obligated to exercise the subscription or conversion duties based on the bonds with warrants or convertible bonds, which are issued by the Company or a wholly-owned direct or indirect subsidiary of the Company pursuant to the authorization of the Executive Board by the shareholder resolution dated May 8, 2003, in the version of the shareholder resolution dated May 11, 2006, make use of their subscription or conversion right or, if they are obligated to exercise the subscription or conversion rights, they meet their obligations to exercise the warrant or convert the bond. The Executive Board is authorized, subject to Supervisory Board approval, to fully suspend the shareholders' rights to subscribe the bonds with warrants and/or convertible bonds, if the Executive Board has concluded following an examination in accordance with its legal duties that the issue price of the bonds with warrants and/or convertible bonds is not significantly below the hypothetical market value computed using recognized financial calculation methods. This authorization to suspend the subscription rights applies, however, only with respect to the bonds with warrants and/or convertible bonds with subscription or conversion rights to the shares having a pro rata amount of the registered share capital totaling a maximum of approximately € 18,125,000.

During 2006, the Contingent Capital 2003/II was reduced by € 1,960 to the aforementioned value, as a result of the exercise of the conversion right from one bond amounting to € 50,000 and the issuance of 1,960 no-par-value shares.

The change to the nominal capital and the nominal value of the Contingent Capital 2003/II, resulting from the issuance of shares between the implementation of the Capital Increase 2006 and the end of January 2007, was filed with the Commercial Register on January 29, 2007, by way of a declaratory entry.

Contingent Capital 2006

As a result of the resolution adopted by the Annual General Meeting on May 11, 2006, the nominal capital of adidas AG at the balance sheet date is conditionally increased by up to € 20,000,000, divided into no more than 20,000,000 no-par-value bearer shares (Contingent Capital 2006; § 4 section 7 of the Articles of Association). The contingent capital increase will be implemented only to the extent that the holders of the subscription or conversion rights or the persons obligated to exercise the subscription or conversion duties based on the bonds with warrants or convertible bonds, which are issued or guaranteed by the Company or a Group company pursuant to the authorization of the Executive Board by the shareholder resolution dated May 11, 2006, make use of their subscription or conversion right or, if they are obligated to exercise the subscription or conversion rights, they meet their obligations to exercise the warrant or convert the bond. The Executive Board is authorized, subject to Supervisory Board approval, to fully suspend the shareholders' rights to subscribe the bonds with warrants and/or convertible bonds, if the bonds with warrants and/or convertible bonds are issued at a price which is not significantly below the market value of these bonds. The limit for subscription right exclusions of 10% of the registered stock capital according to § 186 section 3 sentence 4 together with § 221 section 4 sentence 2 of the German Stock Corporation Act has been observed. To date, no shares have been issued from the Contingent Capital 2006.

By resolution of the Annual General Meeting of May 11, 2006, relating to Contingent Capital 2006, Contingent Capital 2004 was cancelled.

Acquisition of Treasury Shares

By resolution of the Annual General Meeting held on May 11, 2006, the shareholders of adidas AG cancelled the authorization to repurchase treasury shares resolved upon on May 4, 2005, which had not been used, and resolved upon a new authorization of the Executive Board to acquire treasury shares in an aggregate amount of up to 10% of the nominal capital for any permissible purpose and within the legal framework until November 10, 2007. The authorization can be used by the Company but also by Group companies or by third parties, on the account of the Company or Group companies. The Executive Board is authorized to use the treasury shares repurchased on the basis of this authorization for the following purposes:

» Subject to Supervisory Board approval, for the resale of shares via the stock exchange or via a tender offer to all shareholders for cash at a price not significantly below the stock market price of the shares with the same features.

» Subject to Supervisory Board approval, for the purpose of acquiring companies, parts of companies or participations in companies.

» Subject to Supervisory Board approval, as consideration for the acquisition, also through Group companies, of industrial property rights such as patents, brands, names and logos of athletes, sports clubs and other third parties or for the acquisition of licenses relating to such rights.

» To meet subscription or conversion rights or conversion obligations arising from bonds with warrants and/or convertible bonds issued by the Company or any direct or indirect subsidiary of the Company.

» To meet the Company's obligations arising from the Management Share Option Plan 1999 (MSOP).

Furthermore, the Supervisory Board is authorized to assign or promise reacquired treasury shares to Executive Board members as compensation by way of a stock bonus, subject to the proviso that resale shall only be permitted following a retention period of at least two years from the date of assignment.

This authorization has not been used to date.

Convertible Bond

adidas International Finance B.V. issued a convertible bond with a nominal value of € 400,000,000 on October 8, 2003 divided into 8,000 convertible bonds with a nominal value of € 50,000 each. The convertible bond is due for repayment on October 8, 2018, if not previously repaid or converted into adidas AG shares. adidas AG has assumed the unconditional and irrevocable guarantee with respect to payments of all amounts payable under the convertible bond by adidas International Finance B.V. for this convertible bond. adidas AG has also taken over the obligation to the holders of the convertible bond to supply shares to be delivered following conversion of a convertible bond. The convertible bond entitles the holder to acquire shares in adidas AG at a conversion price of an original € 102 per share, whereby the conversion ratio results from dividing the nominal amount of a bond (€ 50,000) by the conversion price ruling at the exercise date. The conversion price has been meanwhile adjusted to € 25.50 following the stock split. The conversion right can be exercised by a bond holder between November 18, 2003 and September 20, 2018, whereby certain conversion restrictions apply. When the conversion is exercised, the shares are to be obtained from contingent capital established by resolution of the Annual General Meeting of adidas AG on May 8, 2003. adidas International Finance B.V. is entitled to repay the convertible bond fully on or after October 8, 2009 although, in the period from October 8, 2009 through October 7, 2015 only to the extent the market value of the shares of adidas AG amounts to at least 130% (period from October 8, 2009 through October 7, 2012) or 115% (period from October 8, 2012 through October 7, 2015) of the conversion price valid at that time over a certain reference period of time (as set out in the bond conditions). The convertible bond was issued as a bearer bond and subscription rights of shareholders to the bearer bonds were excluded. The shareholders have no subscription rights per se to the shares for which the holders of the bonds have rights, due to security provided by contingent capital. There were 7,999 bonds outstanding at December 31, 2006.

Reserves

Reserves within shareholders' equity are as follows:

» Capital reserve: comprises the paid premium within the issue of share capital.

» Cumulative translation adjustments: this reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

» Hedging reserve: comprises the effective portion of the cumulative net change in the fair value of cash flow hedges related to hedged transactions that have not yet occurred as well as of hedges of net investments in foreign subsidiaries.

» Other reserve: comprises the cumulative net change of actuarial gains or losses of defined benefit plans, expenses recognized for share option plans as well as fair values of available-for-sale financial assets.

Distributable Profits and Dividends

Distributable profits to shareholders are determined by reference to the retained earnings of adidas AG and calculated under German Commercial Law.

The Executive Board of adidas AG recommends a dividend of € 0.42 for 2006, subject to Annual General Meeting approval. The dividend for 2005 was € 1.30 per share (but before the implementation of the share split at a ratio of 1:4).

Currently, 203,536,860 no-par-value shares carry dividend rights. It is proposed accordingly that retained earnings of adidas AG as at December 31, 2006 be appropriated as follows:

Appropriation of Retained Earnings of adidas AG € in millions

Retained earnings of adidas AG as at Dec. 31, 2006	85.6
Less: dividend of € 0.42 per share	85.5
Retained earnings carried forward	**0.1**

Due to the possibility of share buybacks, the amount to be distributed to shareholders may change, as a result of the change in the number of shares carrying dividend rights, prior to the Annual General Meeting.

Consolidated Statement of Changes in Equity € in millions

	(Note)	Share capital	Capital reserve	Cumulative translation adjustment	Hedging reserve	Other reserve[1]	Retained earnings	Total shareholders' equity	Minority interests	Total equity
Balance at December 31, 2004		**117**	**85**	**(133)**	**(45)**	**(11)**	**1,531**	**1,544**	**20**	**1,564**
Net income recognized directly in equity				75	92	(8)		159	4	163
Net income							383	383	7	390
Total recognized income and expense for the period				**75**	**92**	**(8)**	**383**	**542**	**11**	**553**
Dividend payment							(60)	(60)	(3)	(63)
Exercised share options		1	19					20		20
Issued share capital		12	627					639		639
Acquisition of shares from minority shareholders								0	0	0
Reclassifications of minorities in accordance with IAS 32	(21)						(1)	(1)	0	(1)
Balance at December 31, 2005		**130**	**731**	**(58)**	**47**	**(19)**	**1,853**	**2,684**	**28**	**2,712**
Net income recognized directly in equity				(215)	(67)	1		(281)	0	(281)
Net income							483	483	13	496
Total recognized income and expense for the period				**(215)**	**(67)**	**1**	**483**	**202**	**13**	**215**
Dividend payment	(22)						(66)	(66)	(4)	(70)
Increase share capital due to share split		73					(73)	0		0
Exercised share options	(33)	0	6					6		6
Acquisition of shares from minority shareholders								0	(32)	(32)
Acquisition of Reebok – minority shareholders								0	3	3
Reclassifications of minorities in accordance with IAS 32	(21)						2	2		2
Balance at December 31, 2006		**204**	**737**	**(273)**	**(20)**	**(18)**	**2,199**	**2,828**	**8**	**2,836**

The accompanying notes are an integral part of these consolidated financial statements.
1) Reserves for actuarial gains/losses and share option plans.

23 » Leasing and Service Arrangements

Operating Leases

The Group leases offices, retail stores, warehouses and equipment under leases with expiration dates of between one and sixteen years. Rent expenses are recognized on a straight-line basis over the lease term. Rent expenses (continuing operations) aggregated to € 278 million and € 171 million for the years ending December 31, 2006 and 2005, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Minimum Lease Payments for Operating Leases € in millions

	Dec. 31 2006	Dec. 31 2005
Within 1 year	**171**	117
Between 1 and 5 years	**397**	243
After 5 years	**218**	202
Total	**786**	**562**

Finance Leases

The Group also leases various premises for administration, warehousing, research and development as well as production, which are classified as finance leases.

The net carrying amount of these assets of € 10 million and € 12 million is included in property, plant and equipment as at December 31, 2006 and 2005, respectively. Interest expenses were € 2 million (2005: € 1 million) and depreciation expenses were € 2 million (2005: € 3 million) for the year ending December 31, 2006.

The minimum lease payments under these contracts over their remaining terms which extend up to 2016 and their net present values are as follows:

Minimum Lease Payments for Finance Leases € in millions

	Dec. 31 2006	Dec. 31 2005
Lease payments falling due:		
Within 1 year	**2**	3
Between 1 and 5 years	**6**	7
After 5 years	**2**	2
Total lease payments	**10**	**12**
Less: estimated amount representing interest	**2**	1
Obligation under finance leases	**8**	**11**
Thereof falling due:		
Within 1 year	**3**	3
Between 1 and 5 years	**3**	7
After 5 years	**2**	1

Service Arrangements

The Group has outsourced certain logistics and information technology functions, for which it has entered into long-term contracts. Financial commitments under these contracts mature as follows:

Financial Commitments for Service Arrangements € in millions

	Dec. 31 2006	Dec. 31 2005
Within 1 year	**43**	38
Between 1 and 5 years	**42**	18
After 5 years	**0**	0
Total	**85**	**56**

24 » Financial Instruments

Management of Foreign Exchange Risk

The Group is subject to currency exposure, primarily due to an imbalance of its global cash flows caused by the high share of product sourcing invoiced in US dollars, while sales other than in US dollars are invoiced mainly in European currencies, but also in Japanese yen, Canadian dollars and other currencies. It is the Group's policy to hedge identified currency risks arising from forecasted transactions when they become exposed. In addition, the Group hedges balance sheet risks in limited cases.

Risk management is conducted by using natural hedges and arranging forward contracts, currency options and currency swaps. It is Group policy to have a high share of hedging instruments, such as currency options or option combinations, which provide protection and, at the same time, retain the potential to benefit from future favorable exchange rate developments in the financial markets. In 2006, the Group contracted currency options with premiums paid in a total amount of € 11 million (2005: € 27 million). The effective part of the currency hedges is directly recognized in hedging reserves and the acquisition costs of secured inventories, respectively, and posted into the income statement at the same time as the underlying secured transaction is recorded. An amount of negative € 4 million for currency options and an amount of negative € 17 million for forward contracts were recorded in hedging reserves. A total amount of € 27 million impacted net income in 2006 (2005: € 19 million).

The fair value of the currency options not being part of the hedge in an amount of negative € 9 million was recorded in the income statement immediately. Paid option premiums (as part of the total capitalized fair value) in an amount of € 14 million and € 31 million were deferred as at December 31, 2006 and 2005, respectively.

The total net amount of US dollar purchases against other currencies was US$ 3.2 billion and US$ 1.8 billion in the years ending December 31, 2006 and 2005, respectively.

The notional amounts of all outstanding currency hedging instruments, which are mainly related to cash flow hedges, are summarized in the following table:

Notional Amounts of All Currency Hedging Instruments € in millions

	Dec. 31 2006	Dec. 31 2005
Forward contracts	1,771	1,048
Currency options	566	2,049
Total	**2,337**	**3,097**

The comparatively high amount of forward contracts is primarily due to currency swaps for liquidity management purposes and hedging transactions.

Of the total amount of outstanding hedges, the following contracts related to coverage of the biggest single exposure, the US dollar:

Notional Amounts of US Dollar Hedging Instruments € in millions

	Dec. 31 2006	Dec. 31 2005
Forward contracts	656	436
Currency options	543	1,975
Total	**1,199**	**2,411**

The fair value of all outstanding currency hedging instruments is as follows:

Fair Value € in millions

	Dec. 31 2006		Dec. 31 2005	
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Forward contracts	7	(26)	24	(9)
Currency options	6	(9)	68	(9)
Total	**13**	**(35)**	**92**	**(18)**

The total negative net fair value of € 17 million of forward contracts related to hedging instruments falling under hedge accounting as per definition of IAS 39 and was recorded in hedging reserve. The remaining negative fair value of € 2 million related to liquidity swaps for cash management purposes was recorded in the income statement immediately. The total fair value of outstanding currency options related to cash flow hedges.

The fair value adjustments of outstanding cash flow hedges for forecasted sales will be reported in the income statement when the forecasted sales transaction is recorded, the wide majority being forecasted for 2007. Inventories were adjusted by € 11 million as at December 31, 2006, which will be recognized in the income statement in 2007.

Hedges of net investments in foreign entities were not renewed after maturity in January 2006, due to the disposal of Salomon at the end of 2005. Therefore a positive effect of € 3 million will remain in hedging reserves until the investment in the foreign entity is disinvested.

In order to determine the fair values of its derivatives that are not publicly traded, the adidas Group uses accepted finance-related economic models based on market conditions prevailing at the balance sheet date.

Management of Interest Rate Risk

The Group switched concentration from short-term financing to long-term financing, due to increasing interest rates in 2005 and 2006. Therefore the Group is better protected against future expected rising interest rates. As in 2005, no additional interest rate caps were entered into in 2006 and maturing interest rate caps amounting to approximately € 530 million were not renewed. Interest rate swaps amounting to approximately € 279 million and cross-currency interest rate swaps amounting to € 10 million were entered into in 2006.

Interest rate hedges which were outstanding as at December 31, 2006 and 2005, respectively expire as detailed below:

Expiration Dates of Interest Rate Hedges € in millions

	Dec. 31 2006	Dec. 31 2005
Within 1 year	**50**	530
Between 1 and 3 years	**19**	50
Between 3 and 5 years	**184**	0
After 5 years	**181**	108
Total	**434**	**688**

The summary above includes, in addition to the interest rate options amounting to € 50 million, the notional amount of one long-term US dollar interest rate swap in an amount of € 76 million (2005: € 85 million), two long-term cross-currency swaps in an amount of € 29 million (2005: € 23 million) and three interest rate swaps for a total of € 279 million. Both cross-currency swaps and one long-term US dollar interest rate swap are classified as fair value hedges, while the three interest rate swaps are classified as cash flow hedges.

The interest rate options had a negative fair value of € 0 million and negative € 1 million as at December 31, 2006 and 2005, respectively.

The interest rate swaps and cross-currency interest rate swaps had a negative fair value of € 7 million and € 10 million as at December 31, 2006 and 2005, respectively.

The risks hedged with fair value hedges occur from financing with private placements in US dollars, Japanese yen and Australian dollars amounting to a notional equivalent of € 105 million. The aim of cross-currency swap hedges in Australian dollars and Japanese yen was to turn the financing into euro and retain the financing method. The intent of the US dollar interest rate swap was to obtain a variable financing. The negative fair value, which was recorded directly in the income statement as incurred, had an amount of negative € 11 million and was compensated by positive fair value effects of the hedged items in an amount of € 12 million.

All euro-denominated interest rate swaps qualify as cash flow hedges pursuant to IAS 39. They relate to euro private placements with variable interest rates in an amount of notional € 279 million. The objective behind the hedges is protection against increasing short-term euro interest rates. The positive fair value of € 4 million was credited in hedging reserves.

Management of Credit Risk

The Group Treasury department arranges currency and interest rate hedges, and invests cash, with major banks of a high credit standing throughout the world, all being rated "A-" or higher in terms of Standard & Poor's long-term ratings (or a comparable rating from other rating agencies).

There is no concentration of risk due to a broad distribution of business with approximately 30 banks. The result of the widely spread business is a maximum concentration of 6% with one single bank, whereas the average concentration is below 4%. This leads to a maximum exposure of € 1 million in the event of default of one major bank.

Generally, foreign Group companies are authorized to work with banks rated "BBB+" or higher. In exceptional cases, they are authorized to work with banks rated lower than "BBB+". To limit risk in these cases, restrictions such as limited amounts of cash deposits with these banks are stipulated.

Notes to the Consolidated Income Statement

25 » Other Operating Income and Expenses

Operating expenses include expenses for sales, marketing and research and development, as well as for logistics and central finance and administration. In addition, they include depreciation on tangible and amortization on intangible assets, with the exception of goodwill amortization and other depreciation and amortization which is included in the cost of sales.

A significant portion of the operating expenses comprises the marketing working budget. The marketing working budget consists of promotion and communication spending such as promotion contracts, advertising, retail support, events and other communication activities, however it does not include marketing overhead expenses. In 2006, marketing working budget of continuing operations accounted for approximately 35% (2005: 37%) of the total operating expenses.

Total depreciation and amortization expense for tangible and intangible assets (excluding goodwill) for continuing operations was € 209 million and € 113 million for the years ending December 31, 2006 and 2005, respectively. Thereof, € 16 million and € 2 million were recorded within the cost of sales as they are directly attributable to the production costs of goods sold.

Total other operating income for continuing operations was € 55 million and € 36 million for the years ending December 31, 2006 and 2005, respectively. The other operating income consists of payments in accounts receivable previously written off in the amount of € 3 million (2005: € 2 million), releases of accruals and provisions for an amount of € 16 million (2005: € 8 million), other revenues for an amount of € 35 million (2005: € 24 million) and gains from disposals of fixed assets for an amount of € 1 million (2005: € 2 million).

Operating Income and Expenses (Continuing Operations) € in millions

	Year ending Dec. 31 **2006**	2005
Marketing working budget	**1,301**	942
Marketing overhead [1]	**291**	207
Sales force [1]	**904**	534
Logistics [1]	**491**	347
Research & development [1]	**98**	63
Central finance & administration expenses	**619**	439
Other	**0**	5
Total	**3,704**	**2,537**
Thereof:		
Depreciation and amortization	**193**	112
Other operating expenses	**3,566**	2,461
Other operating income	**55**	36

1) Including personnel and administration expenses.

26 » Cost by Nature

Expenses are presented by function in the income statement. Supplementary information on the expenses by nature is detailed below.

Cost of Materials

The total cost of materials for continuing operations was € 5.470 billion and € 3.325 billion for the years ending December 31, 2006 and 2005, respectively.

Personnel Expenses

Personnel expenses were as follows:

Personnel Expenses (Continuing Operations) € in millions

	Year ending Dec. 31 **2006**	2005
Wages and salaries	**942**	621
Social security contributions	**92**	57
Pension expense	**53**	28
Personnel expenses	**1,087**	**706**

Personnel expenses which are directly attributable to the production costs of goods are included within the cost of sales.

Rule 12g3-2(b) File No. 082-04278

27 » Financial Expenses, Net

Financial result consists of the following:

Financial Expenses, Net (Continuing Operations) € in millions

	Year ending Dec. 31 2006	2005
Interest income	37	36
Net foreign exchange gain	2	5
Fair value gains on available-for-sale investments	0	0
Other	0	0
Financial income	**39**	**42**
Interest expense	(184)	(74)
Net foreign exchange loss	—	—
Other	(13)	(20)
Financial expenses	**(197)**	**(94)**
Financial expenses, net	**(158)**	**(52)**

Other financial expenses include losses on other financial assets, unrealized losses from investment funds (unrealized gains in the prior year, which were shown in other financial income) as well as minority interests, which are not recorded in equity according to IAS 32.

Information regarding the Group's available-for-sale investments, borrowings and financial instruments is also included in these Notes (see Notes 7, 14, 16 and 24).

28 » Income Taxes

adidas AG and its German subsidiaries are subject to corporate and trade taxes.

In general, a corporate tax rate of 25% plus a surcharge of 5.5% thereon is applied to earnings. The municipal trade tax is approximately 15% of taxable income, which is deductible in the determination of income for corporation tax purposes.

For non-German companies, deferred taxes are calculated based on tax rates that have been enacted or substantively enacted by the closing date.

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are offset if they relate to the same fiscal authority. The following deferred tax assets and liabilities, determined after appropriate offsetting, are presented on the balance sheet:

Deferred Tax Assets/Liabilities € in millions

	Dec. 31 2006	Dec. 31 2005
Deferred tax assets	332	195
Deferred tax liabilities	(522)	(42)
Deferred tax assets, net	**(190)**	**153**

The movements of deferred taxes are as follows:

Movement of Deferred Taxes € in millions

	2006	2005
Deferred tax assets, net as at January 1	**153**	**89**
Deferred tax (expense)/income [1]	(14)	76
Change in consolidated companies [2]	(347)	(13)
Change in deferred taxes attributable to effective portion of qualifying hedging instruments recorded in equity (see Note 24)	2	(16)
Currency translation differences	17	12
Change in deferred taxes attributable to actuarial gains and losses recorded in equity (see Note 19)	(1)	5
Deferred tax assets, net as at December 31	**(190)**	**153**

1) Includes deferred tax income of € 2 million relating to discontinued operations for the year ending December 31, 2005.
2) Relates to the acquisition of Reebok International Ltd. (USA) and its subsidiaries for the year ending December 31, 2006 (see Note 5) and to the divestiture of the Salomon business segment for the year ending December 31, 2005.

Deferred tax assets and liabilities of the Group on a gross basis before valuation allowances and before appropriate offsetting are attributable to the items detailed in the table below:

Deferred Taxes € in millions

	Dec. 31 2006	Dec. 31 2005
Non-current assets	**58**	19
Current assets	**117**	44
Accrued liabilities and provisions	**136**	145
Accumulated tax loss carry-forwards	**156**	47
	467	**255**
Valuation allowances	**(67)**	(21)
Deferred tax assets	**400**	**234**
Non-current assets	**500**	19
Current assets	**37**	39
Untaxed reserves	**0**	4
Accrued liabilities and provisions	**53**	19
Deferred tax liabilities	**590**	**81**
Deferred tax assets, net	**(190)**	**153**

As a result of the acquisition of Reebok International Ltd. (USA) and its subsidiaries that was accounted for under the purchase method (see Note 5) deferred tax liabilities were recorded representing the difference between the book value and the tax basis of acquired assets.

The actual existing and unused accumulated tax loss carryforwards of the Group amounted to € 156 million and € 47 million for the years ending December 31, 2006 and 2005, respectively. The increase of € 109 million results for the most part from the acquisition of Reebok and mainly relates to the effects of the acquisition on Reebok's U.S. tax position.

Deferred tax assets are recognized only to the extent that the realization of the related benefit is probable. Based on the past performance and the prospects of the respective business for the foreseeable future, valuation allowances are established where this criterion is not met.

Valuation allowances, which refer to deferred tax assets of companies whose realization of the related tax benefits is not probable increased by € 46 million from December 31, 2005 to December 31, 2006. This increase mainly relates to unused foreign tax credits of Reebok International Ltd. (USA), which expire in a relatively short period and cannot be carried forward indefinitely. These amounts were mainly part of the opening balance of Reebok International Ltd. (USA) as at January 31, 2006. Remaining valuation allowances relate to deferred tax assets of companies operating in certain emerging markets, since the realization of the related benefit is not considered probable.

The Group does not recognize deferred tax liabilities for unremitted earnings of non-German subsidiaries to the extent that they are expected to be permanently invested in international operations. These earnings, the amount of which cannot be practicably computed, could become subject to additional tax if they were remitted as dividends or if the Group were to sell its shareholdings in the subsidiaries.

Tax Expenses

Tax expenses are split as follows:

Income Tax Expenses (Continuing Operations) € in millions

	Year ending Dec. 31 **2006**	2005
Current tax expenses	**213**	295
Deferred tax expenses/(income)	**14**	(74)
Income tax expenses	**227**	**221**

Current taxes in the amount of € 2 million which relate to net investment hedges have been credited directly to shareholders' equity for the year ending December 31, 2005 (see also Note 24).

The effective tax rate of the adidas Group differs from an assumed tax rate of 40% as follows:

Reconciliation of Tax Rate (Continuing Operations)

	Year ending Dec. 31 2006 € in millions	**in %**	Year ending Dec. 31 2005 € in millions	in %
Expected income tax expenses	**289**	**40.0**	262	40.0
Tax rate differentials	**(109)**	**(15.1)**	(76)	(11.6)
Other non-deductible expenses	**24**	**3.3**	26	4.0
Losses for which benefits were not recognizable and changes in valuation allowances	**15**	**2.0**	6	0.9
Other, net	**2**	**0.3**	(1)	(0.1)
	221	**30.5**	**217**	**33.2**
Withholding tax expenses	**6**	**0.9**	4	0.5
Income tax expenses	**227**	**31.4**	**221**	**33.7**

For 2006, other non-deductible expenses include a tax benefit of € 21 million related to the favorable resolution of international tax disputes for prior years.

29 » Earnings Per Share

Basic earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year. Due to the share split, conducted in June 2006, all numbers of shares have been restated by multiplying them by four.

Dilutive potential shares have arisen under the Management Share Option Plan (MSOP) of adidas AG, which was implemented in 1999 (see Note 33). As the required performance criteria for the exercise of the stock options of all tranches of the share option plan have been fulfilled, dilutive potential shares impact the diluted earnings per share calculation.

It is also necessary to include dilutive potential shares arising from the convertible bond issuance in October 2003 in the calculation of diluted earnings per share as at December 31, 2006 and 2005, respectively, as the required conversion criteria were fulfilled at the balance sheet date (see Note 16). The convertible bond is assumed to have been converted into ordinary shares and the net income is adjusted to eliminate the interest expense less the tax effect.

Earnings Per Share

	Year ending Dec. 31 2006	2005
Net income attributable to shareholders (€ in millions)	**483**	383
Weighted average number of shares	**203,386,104**	186,947,832
Basic earnings per share (€)	**2.37**	**2.05**
Net income attributable to shareholders (€ in millions)	**483**	383
Interest expense on convertible bond (net of taxes) (€ in millions)	**12**	11
Net income used to determine diluted earnings per share (€ in millions)	**495**	**394**
Weighted average number of shares	**203,386,104**	186,947,832
Weighted share options	**328,308**	895,315
Weighted assumed conversion convertible bond	**15,685,110**	15,686,275
Weighted average number of shares for diluted earnings per share	**219,399,522**	**203,529,422**
Diluted earnings per share (€)	**2.25**	**1.93**

For the calculation of earnings per share from continuing and discontinued operations, the weighted average number of shares as presented above has been used.

Notes – Additional Information

30 » Segmental Information

The Group operates predominately in one industry segment, the design, wholesale and marketing of athletic and sports lifestyle products. The Group is currently managed by brands.

Certain functions of the Group are centralized and an allocation of these functions to specific segments is not considered to be meaningful. This includes mainly central treasury, worldwide sourcing as well as other headquarter departments. Assets, liabilities, income and expenses relating to these corporate functions are presented in the HQ/Consolidation column together with non-allocable items and intersegment eliminations.

In comparison to the financial year 2005 there is a new separate segment for the acquired Reebok business which includes the brands Reebok, Rbk Hockey, CCM and Rockport. The Greg Norman license, which was acquired with the Reebok business and subsequently sold in November 2006, was allocated to the TaylorMade-adidas Golf segment. Both the NBA and Liverpool licensed businesses were transferred to brand adidas in 2006.

Information about the Group's segments in accordance with the management approach is presented on the following page.

There are no intersegment sales between the brands. Net sales to third parties are shown in the geographic market in which the revenues are realized. The global sourcing function is included in the HQ/Consolidation column. Transactions between the segments are based on the dealing-at-arm's-length principle.

Segment assets include all operating assets and comprise mainly accounts receivable, inventory as well as property, plant and equipment and intangible assets. Segment liabilities comprise operating liabilities and consist principally of trade and other payables and accrued liabilities and provisions. Non-allocable items include financial assets, assets and liabilities relating to income taxes and borrowings, which are included in the HQ/Consolidation column.

Capital expenditure, amortization and depreciation relate to segment assets; the acquisition of goodwill and the inception of finance leases do not affect capital expenditure.

Rule 12g3-2(b) File No. 082-04278

Primary Segmental Information by Brand € in millions

	adidas 2006	adidas 2005	Reebok 2006	Reebok 2005	TaylorMade-adidas Golf 2006	TaylorMade-adidas Golf 2005	HQ/Consolidation 2006	HQ/Consolidation 2005
Net sales to third parties	**6,626**	5,861	**2,473**	–	**856**	709	**129**	66
Gross profit	**3,059**	2,654	**865**	–	**376**	312	**196**	232
in % of net sales	**46.2%**	45.3%	**35.0%**	–	**43.9%**	44.0%	**–**	–
Operating profit	**788**	693	**86**	–	**73**	50	**(65)**	(36)
in % of net sales	**11.9%**	11.8%	**3.5%**	–	**8.5%**	7.1%	**–**	–
Assets	**3,211**	2,536	**3,217**	–	**656**	692	**1,295**	2,522
Liabilities	**752**	714	**477**	–	**106**	110	**4,208**	2,214
Capital expenditure	**135**	138	**72**	–	**13**	17	**57**	45
Amortization and depreciation (excl. goodwill amortization)	**91**	69	**53**	–	**13**	13	**25**	30
Impairment	**11**	–	**–**	–	**–**	–	**–**	–

	Total Continuing Operations 2006	Total Continuing Operations 2005	Discontinued Operations 2006	Discontinued Operations 2005	adidas Group 2006	adidas Group 2005
Net sales to third parties	**10,084**	6,636	**–**	360	**10,084**	6,996
Gross profit	**4,459**	3,197	**–**	137	**4,459**	3,334
in % of net sales	**44.6%**	48.2%	**–**	38.1%	**44.6%**	47.7%
Operating profit	**881**	707	**–**	(21)	**881**	686
in % of net sales	**8.7%**	10.7%	**–**	(5.9%)	**8.7%**	9.8%
Assets	**8,379**	5,750	**–**	0	**8,379**	5,750
Liabilities	**5,543**	3,038	**–**	0	**5,543**	3,038
Capital expenditure	**277**	200	**–**	11	**277**	211
Amortization and depreciation (excl. goodwill amortization)	**182**	112	**–**	3	**182**	115
Impairment	**11**	–	**–**	–	**11**	–

Secondary Segmental Information by Region € in millions

	Europe 2006	Europe 2005[1]	North America 2006	North America 2005[1]	Asia 2006	Asia 2005[1]	Latin America 2006	Latin America 2005[1]
Net sales to third parties	**4,162**	3,166	**3,234**	1,561	**2,020**	1,523	**499**	319
Assets	**1,808**	1,259	**1,564**	979	**719**	617	**217**	176
Capital expenditure	**84**	57	**49**	51	**74**	37	**7**	5

	HQ/Consolidation 2006	HQ/Consolidation 2005[1]	Total Continuing Operations 2006	Total Continuing Operations 2005	Discontinued Operations 2006	Discontinued Operations 2005	adidas Group 2006	adidas Group 2005
Net sales to third parties	**169**	66	**10,084**	6,636	**–**	360	**10,084**	6,996
Assets	**4,071**	2,719	**8,379**	5,750	**–**	–	**8,379**	5,750
Capital expenditure	**63**	50	**277**	200	**–**	11	**277**	211

1) Figures reflect continuing operations as a result of the divestiture of the Salomon segment.

31 » Additional Cash Flow Information

As at September 30, 2005, the Salomon business segment was divested (see also Note 3). Generally, the fair value of the net assets approximated the book value of the net assets disposed. The assets and liabilities were as follows at the date of the disposal:

Cash Flow of Disposed Subsidiaries € in millions

	Sept. 30, 2005
Cash	(10)
Inventories	(219)
Receivables and other current assets	(271)
Property, plant and equipment	(50)
Goodwill and other intangible assets	(139)
Investments and other long-term assets	(0)
Accounts payable and other liabilities	202
Short-term borrowings	0
Long-term bank borrowings	10
Total value of assets/liabilities disposed	**(477)**
Less: cash of disposed subsidiaries	10
Total value of assets/liabilities disposed, net of cash	**(467)**

In 2005, discontinued operations used cash in investing activities in an amount of € 9 million and provided cash through financing activities in an amount of € 1 million.

32 » Commitments and Contingencies

Other Financial Commitments

The Group has other financial commitments for promotion and advertising contracts, which mature as follows:

Financial Commitments for Promotion and Advertising € in millions

	Dec. 31 2006	Dec. 31 2005
Within 1 year	**364**	222
Between 1 and 5 years	**970**	922
After 5 years	**218**	302
Total	**1,552**	**1,446**

Commitments with respect to advertising and promotion maturing after five years have remaining terms of up to eleven years from December 31, 2006.

Information regarding commitments under lease and service contracts is also included in these Notes (see Note 23).

Litigation

The Group is currently engaged in various lawsuits resulting from the normal course of business, mainly in connection with license and distribution agreements as well as competition issues. The risks regarding these lawsuits are covered by provisions when a reliable estimate of the amount of the obligation can be made (see Note 17). In the opinion of management, the ultimate liabilities resulting from such claims will not materially affect the consolidated financial position of the Group.

33 » Equity Compensation Benefits

Management Share Option Plan (MSOP) of adidas AG

Under the Management Share Option Plan (MSOP) adopted by the shareholders of adidas AG on May 20, 1999, and amended by resolution of the Annual General Meeting on May 8, 2002, and on May 13, 2004, the Executive Board was authorized to issue non-transferable stock options for up to 1,373,350 no-par-value bearer shares to members of the Executive Board of adidas AG as well as to managing directors/senior vice presidents of its related companies and to other executives of adidas AG and its related companies until August 27, 2004. The granting of stock options was able to take place in tranches not exceeding 25% of the total volume for each fiscal year.

There is a two-year vesting period for the stock options and a term of approximately seven years upon their respective issue.

Management Share Option Plan (MSOP)[1]

	Share price in €	Tranche I (1999) Number	Tranche I (1999) Exercise price in €	Tranche II (2000) Number	Tranche II (2000) Exercise price in €	Tranche III (2001) Number	Tranche III (2001) Exercise price in €	Tranche IV (2002) Number	Tranche IV (2002) Exercise price in €	Tranche V (2003) Number	Tranche V (2003) Exercise price in €
Originally issued		266,550		335,100		342,850		340,850		88,000	
Outstanding as at Jan. 1, 2005		**163,450**	**—**	**17,450**	**21.75**	**55,700**	**37.95**	**204,550**	**90.85**	**82,500**	**—**
Forfeited during the period		5,900	135.11	350	2.56	1,500	2.56	3,700	38.00	2,500	2.56
Exercised during the period											
May 2005	137.44	0	—	3,950	2.56	23,400	2.56	56,255	72.67	0	—
Aug. 2005	143.48	82,950	116.26	800	2.56	9,500	2.56	71,700	2.56	41,900	2.56
Nov. 2005	155.80	13,450	153.96	2,100	2.56	3,400	2.56	21,950	38.76	14,400	2.56
Outstanding as at Dec. 31, 2005		**61,150**	**153.96**	**10,250**	**2.56**	**17,900**	**2.56**	**50,945**	**38.76**	**23,700**	**2.56**
Exercisable as at Dec. 31, 2005		61,150	153.96	10,250	2.56	17,900	2.56	50,945	38.76	23,700	2.56
Outstanding as at Jan. 1, 2006		**61,150**	**153.96**	**10,250**	**2.56**	**17,900**	**2.56**	**50,945**	**38.76**	**23,700**	**2.56**
Forfeited during the period		1,450	107.14	400	4.00	400	4.00	1,350	26.84	0	4.00
Exercised during the period											
May 2006[2]	149.20	32,200	107.14	1,150	4.00	2,850	4.00	10,320	4.00	10,150	4.00
Aug. 2006[2]	146.52	0	—	0	—	1,750	4.00	4,250	32.68	4,000	4.00
Nov. 2006[2]	149.84	0	—	650	4.00	750	4.00	4,400	43.84	1,750	4.00
Expired during the period		27,500	107.14	0	—	0	—	0	—	0	—
Outstanding as at Dec. 31, 2006[2]		**0**	**—**	**8,050**	**4.00**	**12,150**	**4.00**	**30,625**	**43.84**	**7,800**	**4.00**
Exercisable as at Dec. 31, 2006[2]		0	—	8,050	4.00	12,150	4.00	30,625	43.84	7,800	4.00

1) In the table the exercise period is relevant, not the payment date.
2) Due to the share split effective May 2006, one option is now equivalent to four shares (see also Note 22).

The expense recognized in the income statement for 2006 arising from share-based payment transactions amounted to € 0 million (2005: € 0.5 million) and is recorded within the operating expenses. The contra-entry to the expense was recorded in equity.

The remaining contractual lives for stock options outstanding at the end of the period are presented as follows: Tranche II (2000) until July 2007, Tranche III (2001) untill July 2008, Tranche IV (2002) until July 2009 and Tranche V (2003) until July 2010.

For stock options outstanding at the end of the period it is not possible to disclose the range of exercise prices because they are dependent on future share prices.

No stock options were issued during the year under review.

The stock options may only be exercised subject to the attainment of at least one of the following performance objectives:

(1) Absolute Performance: During the period between the issuance and exercise of the stock options, the stock market price for the adidas AG share – calculated upon the basis of the total shareholder return approach – has increased by an annual average of at least 8%.

(2) Relative Performance: During the same period, the stock market price for the adidas AG share must have developed by an annual average of 1% more favorably than the stock market prices of a basket of competitors of the adidas Group globally and in absolute terms may not have fallen.

The stock options may only be exercised against payment of the exercise price. The exercise price corresponds to the arithmetical mean of the closing prices of the adidas AG share over the last 20 trading days of the respective exercise period, less a discount, which is composed of the absolute and relative performance components. In any case, the exercise price shall be at least the lowest issue price as stated in § 9 section 1 of the German Stock Corporation Act (AktG), currently € 1.00 (i.e. € 4.00 per option).

The option terms and conditions stipulate that the stock options may be used for existing common shares in lieu of new shares from the contingent capital, or in the place of common shares the discount is paid in cash.

The new shares participate in profits from the beginning of the year in which they are issued.

Rule 12g3-2(b) File No. 082-04278

34 » Other Information

Employees

The average numbers of employees are as follows:

Employees

	Year ending Dec. 31 2006	2005
Own retail	**6,790**	4,391
Sales	**5,527**	2,878
Logistics	**4,000**	2,968
Marketing	**2,552**	2,084
Central functions & administration	**2,619**	2,028
Production	**1,847**	1,489
Research & development	**1,014**	935
Information technology	**718**	492
Total	**25,067**	**17,265**

Accountant Service Fees

In 2006, adidas AG recorded € 0.5 million as expense for the professional service fee for the auditor of the annual and consolidated financial statements.

Expenses for tax consultancy services provided by the auditor and for other confirmation services provided by the auditor amounted to € 0.3 million and € 0.3 million, respectively.

Remuneration of the Supervisory Board and the Executive Board of adidas AG

Supervisory Board

Pursuant to the Articles of Association, the Supervisory Board members' fixed annual payment amounted to € 0.3 million. Furthermore, € 0.5 million was paid due to project-related fixed-term advisory contracts with two members of the Supervisory Board. The total compensation of the Supervisory Board in 2006 thus amounted to € 0.8 million.

No members of the Supervisory Board were granted loans in 2006.

Executive Board

In 2006, the overall compensation of the members of the Executive Board totaled € 9.4 million.

In 2006, former members of the Executive Board received pension payments totaling € 1.9 million.

Pension provisions for pension obligations relating to former members of the Executive Board amount to € 42.1 million in total.

No members of the *Executive Board were* granted loans in 2006.

Under the Management Share Option Plan (MSOP) of adidas AG, members of the Executive Board held non-transferable stock options on 2,800 shares and 11,900 shares of adidas AG as at December 31, 2006 and 2005, respectively. In addition, former members of the Executive Board held non-transferable stock options on 1,300 and 5,400 shares of adidas AG as at December 31, 2006 and 2005, respectively. In 2006, 2005 and 2004, members of the Executive Board did not receive any stock options. In 2006, current and former members of the Executive Board exercised 12,100 stock options (2005: 29,900). Details of the Management Share Option Plan are also included in these Notes (see Note 33).

Further information on disclosures according to §314 section 1 no. 6a HGB (German commercial law) is provided in the Compensation Report (see Compensation Report, p. 30).

35 » Information Relating to the German Corporate Governance Code

Information pursuant to § 161 German Stock Corporation Act (AktG)

On February 16, 2007, the Executive Board and Supervisory Board of adidas AG issued the updated declaration of conformity in accordance with § 161 of the Stock Corporation Act (AktG). The text of the Declaration of Compliance is available on the Group's corporate website.

36 » Events after the Balance Sheet Date

Group-Specific Subsequent Events

In January 2007, the adidas Group acquired additional or all shares of minority interests at two subsidiaries, respectively.

Date of Authorization for Issue

The Executive Board of adidas AG approved the consolidated financial statements for submission to the Supervisory Board on February 16, 2007. It is the Supervisory Board's task to examine the consolidated financial statements and give their approval and authorization for issue.

Herzogenaurach, February 16, 2007 » The Executive Board of adidas AG

Rule 12g3-2(b) File No. 082-04278

Statement of Movements of Intangible and Tangible Assets and Financial Assets € in millions **(Attachment I)**

	Goodwill	Trademarks	Software, patents and concessions	Total intangible assets	Land and buildings	Technical equipment and machinery
ACQUISITION COST						
December 31, 2004	**888**	**14**	**225**	**1,127**	**291**	**153**
Netting goodwill amortization	(316)	–	–	(316)	–	–
Currency effect	3	3	8	14	15	5
Additions	–	–	27	27	17	13
Increase in companies consolidated	–	–	–	–	–	–
Decrease in companies consolidated	(139)	(2)	(12)	(153)	(42)	(86)
Transfers	–	–	2	2	22	7
Disposals	–	–	(8)	(8)	(5)	(9)
December 31, 2005	**436**	**15**	**242**	**693**	**298**	**83**
Currency effect	(88)	(122)	(26)	(236)	(30)	(10)
Additions	3	–	75	78	50	8
Increase in companies consolidated	1,165	1,561	181	2,907	188	37
Transfers to assets held for sale	–	–	–	–	(29)	–
Decrease in companies consolidated	–	–	–	–	–	–
Transfers	–	–	4	4	12	8
Disposals	–	–	(29)	(29)	(5)	(8)
December 31, 2006	**1,516**	**1,454**	**447**	**3,417**	**484**	**118**
ACCUMULATED DEPRECIATION / AMORTIZATION						
December 31, 2004	**316**	**1**	**142**	**459**	**99**	**109**
Netting goodwill amortization	(316)	–	–	(316)	–	–
Currency effect	–	–	4	4	3	6
Additions	–	–	35	35	18	15
Impairment loss	–	–	–	–	–	–
Write-ups	–	–	–	–	–	–
Increase in companies consolidated	–	–	–	–	–	–
Decrease in companies consolidated	–	(1)	(10)	(11)	(19)	(67)
Transfers	–	–	–	–	2	(1)
Disposals	–	–	(5)	(5)	(4)	(8)
December 31, 2005	**–**	**–**	**166**	**166**	**99**	**54**
Currency effect	–	–	(10)	(10)	(7)	(7)
Additions	–	–	69	69	26	16
Impairment loss	–	–	–	–	2	–
Write-ups	–	–	–	–	–	–
Increase in companies consolidated	–	–	–	–	–	–
Transfers to assets held for sale	–	–	–	–	(2)	–
Decrease in companies consolidated	–	–	–	–	–	–
Transfers	–	–	–	–	(9)	–
Disposals	–	–	(1)	(1)	(5)	(8)
December 31, 2006	**–**	**–**	**224**	**224**	**104**	**55**
NET CARRYING AMOUNT						
December 31, 2004	572	13	83	668	192	44
December 31, 2005	436	15	76	527	199	29
December 31, 2006	**1,516**	**1,454**	**223**	**3,193**	**380**	**63**

Other equipment, furniture and fittings	Construction in progress	Total tangible assets	Shares in affiliated companies	Participations	Other financial assets	Total financial assets
356	17	817	2	77	14	93
—	—	—	—	—	—	—
22	2	44	—	—	—	—
81	77	188	—	—	39	39
—	—	—	—	—	—	—
(7)	(3)	(138)	(2)	—	—	(2)
21	(52)	(2)	—	—	—	—
(30)	(1)	(45)	—	—	(1)	(1)
443	40	864	—	77	52	129
(33)	(3)	(76)	—	(1)	—	(1)
114	46	218	—	—	5	5
32	3	260	—	4	—	4
(4)	—	(33)	—	—	—	—
(2)	—	(2)	—	—	—	—
46	(66)	—	—	(80)	77	(3)
(29)	(2)	(44)	—	—	(5)	(5)
567	18	1,187	—	—	129	129
241	—	449	—	—	—	—
—	—	—	—	—	—	—
17	—	26	—	—	—	—
59	—	92	—	—	—	—
—	—	—	—	—	15	15
—	—	—	—	—	—	—
—	—	—	—	—	—	—
(4)	—	(90)	—	—	—	—
(1)	—	—	—	—	—	—
(25)	—	(37)	—	—	—	—
287	—	440	—	—	15	15
(23)	—	(37)	—	—	—	—
87	—	129	—	—	—	—
9	—	11	—	—	8	8
—	—	—	—	—	—	—
—	—	—	—	—	—	—
(2)	—	(4)	—	—	—	—
(2)	—	(2)	—	—	—	—
9	—	—	—	—	—	—
(26)	—	(39)	—	—	—	—
339	—	498	—	—	23	23
115	17	368	2	77	14	93
156	40	424	—	77	37	114
228	18	689	—	—	106	106

Rule 12g3-2(b) File No. 082-04278

Shareholdings of adidas AG, Herzogenaurach as of December 31, 2006

(Attachment II)

	Company and Domicile		Currency	Equity (currency units in thousands)	Share in capital held by[8]	in %
1	GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG	Herzogenaurach (Germany)	EUR	4,681	directly	90
2	GEV Grundstücks-Beteiligungsgesellschaft Herzogenaurach mbH	Herzogenaurach (Germany)	EUR	49	directly	100
3	adidas Versicherungs-Vermittlungs GmbH	Herzogenaurach (Germany)	EUR	26	directly	100
4	adidas Beteiligungsgesellschaft mbH	Herzogenaurach (Germany)	EUR	442,046	directly	100
5	Immobilieninvest und Betriebsgesellschaft Herzo-Base Verwaltungs GmbH	Herzogenaurach (Germany)	EUR	32	directly	100
6	Immobilieninvest und Betriebsgesellschaft Herzo-Base GmbH & Co. KG	Herzogenaurach (Germany)	EUR	3,190	directly	100
	Europe (incl. Africa and Middle East)					
7	adidas sport gmbh	Cham (Switzerland)	CHF	25,775	directly	100
8	Sarragan AG	Cham (Switzerland)	CHF	4,647	directly	100
9	adidas Austria GmbH	Klagenfurt (Austria)	EUR	15,441	directly	95.89
					7	4.11
10	adidas Holding S.A.	Metz-Tessy (France)	EUR	159,830	directly	85.5
					12	14.5
11	adidas France S.a.r.l.	Landersheim (France)	EUR	174,669	10	100
12	adidas International B.V.	Amsterdam (Netherlands)	EUR	4,011,617	directly	91.7
					11	2.5
					19	5.8
13	adidas International Trading B.V.	Amsterdam (Netherlands)	EUR	632,345	12	100
14	adidas Logistic Services B.V.	Moerdijk (Netherlands)	EUR	(5,914)	12	100
15	adidas International Marketing B.V.	Amsterdam (Netherlands)	EUR	124,122	12	100
16	adidas International Finance B.V.	Amsterdam (Netherlands)	EUR	3,367	12	100
17	adidas Benelux B.V.	Amsterdam (Netherlands)	EUR	7,558	directly	100
18	adidas Belgium N.V.	Brussels (Belgium)	EUR	11,286	17	100
19	adidas (UK) Ltd.[1]	Stockport (Great Britain)	GBP	93,082	directly	100
20	adidas (ILKLEY) Ltd.[1][7]	Stockport (Great Britain)	GBP	–	19	100
21	Larasport (U.K.) Ltd.[1][7]	Stockport (Great Britain)	GBP	–	19	100
22	Sarragan (U.K.) Ltd.[1][7]	Stockport (Great Britain)	GBP	–	19	100
23	adidas Trefoil Trading (U.K.) Ltd.[1][7]	Stockport (Great Britain)	GBP	–	22	100
24	Three Stripes Ltd.[1][7]	Stockport (Great Britain)	GBP	–	19	50
					20	50
25	Taylor Made Golf Ltd.	Basingstoke (Great Britain)	GBP	(1,929)	12	100
26	adidas (Ireland) Ltd.	Dublin (Ireland)	EUR	11,730	directly	100
27	adidas International Re Ltd.	Dublin (Ireland)	EUR	6,246	12	100
28	adidas Espana S.A.	Zaragoza (Spain)	EUR	74,863	4	100
29	adidas Italy S.p.A	Monza (Italy)	EUR	107,101	12	100
30	adidas Portugal S.A.	Lisbon (Portugal)	EUR	2,500	12	100

Shareholdings of adidas AG, Herzogenaurach as of December 31, 2006 **(Attachment II)**

	Company	Domicile	Currency	Equity (currency units in thousands)	Share in capital held by[8]	in %
31	adidas Norge AS	Gjovik (Norway)	NOK	48,990	directly	100
32	adidas Sverige AB	Stockholm (Sweden)	SEK	55,148	directly	100
33	adidas Suomi OY	Helsinki (Finland)	EUR	1,896	12	50
34	adidas Danmark A/S	Them (Denmark)	DKK	6,369	12	100
35	adidas CR s.r.o.	Prague (Czech Republic)	CZK	263,017	directly	100
36	adidas Budapest Kft.	Budapest (Hungary)	HUF	1,282,200	directly	85
37	adidas Bulgaria EAD	Sofia (Bulgaria)	BGN	5,438	directly	100
38	adidas Ltd.	Moscow (Russia)	USD	105,138	9	100
39	adidas Poland Sp. z o. o.	Warsaw (Poland)	PLN	50,813	directly	100
40	adidas Romania S.R.L.	Bucharest (Romania)	RON	12,377	12	100
41	adidas Baltics SIA	Riga (Latvia)	EUR	(54)	12	100
42	adidas Slovakia s.r.o.	Bratislava (Slovak Republic)	SKK	303,849	directly	100
43	adidas Trgovina d.o.o.	Ljubljana (Slovenia)	SIT	227,730	directly	100
44	SC adidas Ukraine	Kiev (Ukraine)	USD	24,234	directly	100
45	adidas Hellas A.E.	Thessaloniki (Greece)	EUR	22,945	directly	50
46	adidas Spor Malzemeleri Satis ve Pazarlama A.S.	Istanbul (Turkey)	TRY	73,049	12	100
47	a-RET Tekstil ve Deri Ürünleri Tic. A.S.	Istanbul (Turkey)	TRY	7,194	13	100
48	adidas Emerging Market L.L.C.	Dubai (United Arab Emirates)	USD	59,773	indirectly 11	51 49
49	adidas Egypt Ltd.[7]	Cairo (Egypt)	USD	(1,832)	directly	100
50	adidas Israel Ltd.	Tel Aviv (Israel)	ILS	(2,790)	directly	100
51	adidas (South Africa) (Pty) Ltd.	Cape Town (South Africa)	ZAR	95,834	directly	100
52	adidas (Cyprus) Limited	Nicosia (Cyprus)	CYP	1,422	directly	100
53	Rockport (Europe) B.V.	Rotterdam (Netherlands)	USD	4,644	97	100
54	Reebok Finance Limited[7][12]	Lancaster (UK)	USD	–	96	100
55	Reebok International Limited[12]	Lancaster (UK)	USD	101,268	96	100
56	Reebok Spain SA	Alicante (Spain)	EUR	24,262	96	75
57	American Sports & Leisure (cz) s.r.o.	Prague (Czech Republic)	CZK	7,454	96	100
58	Reebok (Poland) SA	Warsaw (Poland)	PLN	76,409	96	100
59	RBK Holdings Limited[12]	Lancaster (Great Britain)	GBP	–	116 96	11 89
60	Reebok International Finance BV	Rotterdam (Netherlands)	USD	1,230	96	100
61	Reebok Sports Limited	Lancaster (Great Britain)	USD	45,454	55	100
62	J.W. Foster & Sons Athletic Shoes Ltd.[7][12]	London (Great Britain)	GBP	–	55 61	97.6 2.4
63	Rockport Company Limited[7][12]	Lancaster (Great Britain)	GBP	–	55	100
64	Reebok Eastern Trading Limited[7]	Lancaster (Great Britain)	USD	3,112	55	100
65	Reebok Pension Management Limited[12]	Lancaster (Great Britain)	GBP	–	55	100

Rule 12g3-2(b) File No. 082-04278

Shareholdings of adidas AG, Herzogenaurach as of December 31, 2006

[Attachment II]

	Company and Domicile		Currency	Equity (currency units in thousands)	Share in capital held by[8]	in %
66	Reebok Scandinavia AB	Stockholm (Sweden)	SEK	90,421	55	100
67	Reebok Europe Holdings	Lancaster (Great Britain)	GBP	46,404	55	100
68	Reebok Austria GmbH	Salzburg (Austria)	EUR	6,781	67	99
					61	1
69	ASL American Sports and Leisure Vertriebs GmbH	Salzburg (Austria)	EUR	181	68	100
70	Reebok Italia Srl	Monza (Italy)	EUR	12,241	29	100
71	Reebok Europe B.V.	Rotterdam (Netherlands)	EUR	55,322	67	100
72	Reebok Nederland (Retail) B.V.	Rotterdam (Netherlands)	EUR	(1,215)	71	100
73	Reebok Ireland Ltd.	Dublin (Ireland)	EUR	7,572	67	100
74	Reebok France S.A.	Buc (France)	EUR	8,940	67	100
75	Reebok France Retail SARL	Buc (France)	EUR	19	74	100
76	Reebok Belgium SA	Brussels (Belgium)	EUR	24,655	67	100
77	Reebok Deutschland GmbH	Herzogenaurach (Germany)	EUR	19,298	67	75
					96	25
78	ASL American Sports & Leisure Vertriebs GmbH	Herzogenaurach (Germany)	EUR	1,398	77	100
79	Reebok Portugal SA	Povoa de Santo Adriao (Portugal)	EUR	21,839	67	100
80	Sport Maska GmbH	Heimstetten/Kirchheim (Germany)	EUR	1,783	102	100
81	Nordic Hockey Company AB[1]	Malung (Sweden)	SEK	—	103	100
82	Reebok Jofa AB	Malung (Sweden)	SEK	140,294	81	100
83	Reebok Jofa AS	Fredrikstad (Norway)	NOK	1,981	81	100
84	Reebok Finland OY	Forssa (Finland)	EUR	15,851	81	100
85	Reebok Distribution B.V.	Rotterdam (Netherlands)	EUR	4,406	148	100
North America						
86	adidas North America Inc.	Portland, Oregon (USA)	USD	2,991,875	12	100
87	adidas America Inc.	Portland, Oregon (USA)	USD	42,491	86	100
88	adidas Promotional Retail Operations Inc.	Portland, Oregon (USA)	USD	20,039	86	100
89	adidas Sales Inc.	Portland, Oregon (USA)	USD	79,903	86	100
90	adidas Village Corporation	Portland, Oregon (USA)	USD	14,487	86	100
91	adidas Interactive Inc.	Portland, Oregon (USA)	USD	10,633	86	100
92	adidas International, Inc.	Portland, Oregon (USA)	USD	17,570	86	100
93	adidas Team Inc.	Portland, Oregon (USA)	USD	(155)	86	100
94	Taylor Made Golf Co. Inc.	Carlsbad, California (USA)	USD	38,056	86	100
95	adidas Canada Ltd.	Toronto (Canada)	CAD	41,441	directly	100
96	Reebok International Ltd.[2]	Canton, Massachusetts (USA)	USD	(818,615)	86	100
97	The Rockport Company, LLC	Delaware (USA)	USD	227,491	96	100
98	RC Investments Ltd.	Aurora (Canada)	CAD	2,112	96	100
99	Reebok Canada Inc.	Montreal (Canada)	CAD	52,450	96	100

Rule 12g3-2(b) File No. 082-04278

Shareholdings of adidas AG, Herzogenaurach as of December 31, 2006

(Attachment II)

Company and Domicile		Currency	Equity (currency units in thousands)	Share in capital held by[8]	in %
100 Reebok Worldwide Trading Co. LLC	Canton, Massachusetts (USA)	USD	9,670	96	100
101 The Hockey Company Corp.[10]	Delaware (USA)	USD	154,698	96	100
102 Sports Holdings Corp.[11]	Delaware (USA)	USD	(18,333)	101	100
103 WAP Holdings Inc.[11]	Delaware (USA)	USD	–	102	100
104 Maska US Inc.	Vermont (USA)	USD	9,698	102 101	36 64
105 Sport Maska Inc.	Saint-John (Canada)	CAD	15,494	101	100
106 SLM Trademark Acquisition Corp.[10] [7]	Delaware (USA)	USD	–	101	100
107 SLM Trademark Acquisition Canada Corporation[10] [7]	Montreal (Canada)	CAD	–	106	100
108 CCM Holdings Inc.[10]	Montreal (Canada)	CAD	–	107	100
109 Consumer Infomarketing Inc.[10] [7]	Delaware (USA)	USD	–	101	100
110 Smedley Industries Inc.[10] [7]	Delaware (USA)	USD	–	101	100
111 Toy Factory Inc.[10] [7]	New Jersey (USA)	USD	–	110	100
112 Reebok Aviation LLC[7]	Delaware (USA)	USD	6	96	100
113 Reebok CHC Inc.[7] [2]	Massachusetts (USA)	USD	–	96	100
114 RFC Inc.	New York (USA)	USD	18	96	100
115 Reebok International Securities Corp.[7] [2]	Massachusetts (USA)	USD	–	96	100
116 Reebok Securities Holding LLC[2]	Massachusetts (USA)	USD	–	96	100
117 Group Athletica LLC	Delaware (USA)	USD	3,364	116 96	1 99
118 Onfield Apparel Group, LLC[9]	Delaware (USA)	USD	105,215	119 96	1 99
119 Reebok Onfield LLC[9]	Delaware (USA)	USD	–	96	100
120 RBK Thailand Inc.[2]	Canton (USA)	THB	–	96	100
Asia					
121 adidas Sourcing Ltd.[3]	Hong Kong (China)	USD	264,675	13	100
122 adidas Hong Kong Ltd.	Hong Kong (China)	HKD	242,202	directly	100
123 adidas (Suzhou) Co. Ltd.	Suzhou (China)	CNY	732,564	4	100
124 adidas (China) Ltd.	Shanghai (China)	CNY	96,633	12	100
125 adidas Japan K.K.	Tokyo (Japan)	JPY	19,221,807	4	100
126 Taylor Made Golf Co., Ltd.	Tokyo (Japan)	JPY	5,548,550	12	100
127 adidas Korea Ltd.	Seoul (Korea)	KRW	48,007,000	directly	100
128 adidas Korea Technical Services Ltd.[3]	Pusan (Korea)	KRW	–	121	100
129 Taylor Made Korea Ltd.	Seoul (Korea)	KRW	27,206,606	directly	100
130 adidas India Private Ltd.[4]	New Delhi (India)	INR	(723,280)	directly 12	99 1
131 adidas India Marketing Private Ltd.[4]	New Delhi (India)	INR	–	130 12	91.4 8.6

Rule 12g3-2(b) File No. 082-04278

Shareholdings of adidas AG, Herzogenaurach as of December 31, 2006

(Attachment II)

Company and Domicile		Currency	Equity (currency units in thousands)	Share in capital held by[8]	in %
132 P.T. adidas Indonesia	Jakarta (Indonesia)	IDR	(2,850,221)	directly	1
				12	99
133 adidas (Malaysia) Sdn. Bhd.	Kuala Lumpur (Malaysia)	MYR	23,592	directly	60
				12	40
134 adidas Philippines Inc.	Manila (Philippines)	PHP	139,110	directly	100
135 adidas Singapore Pte. Ltd.	(Singapore)	SGD	16,444	directly	100
136 adidas Taiwan Limited	Taipei (Taiwan)	TWD	670,493	directly	100
137 adidas Holding (Thailand) Co. Ltd.	Bangkok (Thailand)	THB	(17,783)	directly	49
				indirectly	51
138 adidas (Thailand) Co. Ltd.	Bangkok (Thailand)	THB	542,943	directly	50
				137	50
139 adidas Australia Pty. Ltd.	Mulgrave (Australia)	AUD	19,070	12	100
140 adidas New Zealand Ltd.	Auckland (New Zealand)	NZD	5,975	directly	100
141 adidas Services Limited	Hong Kong (China)	USD	329	12	100
142 Reebok Technical Services Private Limited	New Dehli (India)	USD	481	96	100
143 Reebok Korea Ltd.	Seoul (Korea)	KRW	25,363,736	55	100
144 Reebok Japan Inc.	Tokyo (Japan)	JPY	1,010,627	55	100
145 RIL Shanghai Ltd.	Shanghai (China)	CNY	35,007	55	100
146 Reebok India Company	New Dehli (India)	INR	647,008	160	93.15
147 Smedley (H.K.) Ltd.[10] [7]	Hongkong (China)	HKD	—	110	100
148 Reebok Trading (Far East) Ltd.	Hongkong (China)	USD	31,388	96	100
149 RIL Securities Ltd.	Hong Kong (China)	USD	400	148	100
150 Reebok (China) Services Limited	Hong Kong (China)	USD	3,047	148	100
151 Zhuhai Reebok Sporting Products Design Consultancy Ltd.	Zhuhai (China)	USD	804	150	100
152 RIL Taiwan Services Ltd.	Hongkong (China)	USD	1,531	148	100
153 RIL Indonesia Sevices Limited	Hongkong (China)	USD	771	148	100
154 Reebok Hong Kong Limited	Hong Kong (China)	HKD	—	55	33.33
155 RBK Shanghai Company Ltd.	Shanghai (China)	CNY	—	154	100
156 Beijing Reebok Sports Consultancy Ltd.	Beijing (China)	CNY	—	173	90
157 Beijing Reebok Sporting Goods Center	Beijing (China)	CNY	—	156	95
158 Reebok (Mauritius) Company Limited	(Mauritius)	USD	2,242	100	1
				96	99

Shareholdings of adidas AG, Herzogenaurach as of December 31, 2006

(Attachment II)

Company and Domicile		Currency	Equity (currency units in thousands)	Share in capital held by[8]	in %
Latin America					
159 adidas Argentina S.A.	Buenos Aires (Argentina)	ARS	90,356	4	5
				12	95
160 adidas do Brasil Ltda.	São Paulo (Brazil)	BRL	163,250	4	100
161 ASPA do Brasil Ltda.[3]	São Paulo (Brazil)	BRL	–	121	100
162 adidas Chile Ltda.	Santiago de Chile (Chile)	CLP	17,286,254	directly	99
				3	1
163 adidas Colombia Ltda.	Cali (Colombia)	COP	24,393,038	directly	100
164 adidas de Mexico S.A. de C.V.[5]	Mexico City (Mexico)	MXN	123,740	directly	100
165 adidas Industrial S.A. de C.V.[5]	Mexico City (Mexico)	MXN	–	directly	100
166 adidas Latin America S.A.	Panama City (Panama)	USD	855	directly	100
167 3 Stripes S.A. (adidas Uruguay)[7]	Montevideo (Uruguay)	UYU	(1,865)	directly	100
168 adidas Corporation de Venezuela, S.A.[7]	Caracas (Venezuela)	VEB	(17,344)	directly	100
169 Rockport do Brasil Ltda.	Bairro Centro (Brazil)	USD	862	97	100
170 Reebok de Mexico SA de CV[6]	Neucalpan de Juarez (Mexico)	MXN	197,871	96	100
171 Amserv SA de CV[6]	(Mexico)	MXN	–	172	100
172 Vector Servicios SA de CV[6]	(Mexico)	MXN	–	172	100
173 RBK (China) Holdings Ltd.	Road Town / Tortola (British Virgin Islands)	USD	–	154	100

1) Sub-group adidas (UK) Ltd.
2) Sub-group Reebok International Ltd.
3) Sub-group adidas Sourcing
4) Sub-group India
5) Sub-group Mexico, adidas
6) Sub-group Mexico, Reebok
7) Companies with no active business
8) The number refers to the number of the company.
9) Sub-group Onfield
10) Sub-group The Hockey Company Corporation
11) Sub-group Sports Holding Corporation
12) Sub-group Reebok International Limited

adidas Group Segmental Information: Ten-Year Overview € in millions

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
BRANDS										
adidas										
Net sales	**6,626**	5,861	5,174	4,950	5,105	4,825	4,672	4,427	4,316	3,425
Gross profit	**3,059**	2,654	2,284	2,008	2,004	1,845	1,907	1,827	1,818	1,437
Gross margin	**46.2%**	45.3%	44.1%	40.6%	39.2%	38.2%	40.8%	41.1%	42.1%	41.9%
Operating profit [1]	**788**	693	564	365	343	352	391	431	412	316
Operating margin [1]	**11.9%**	11.8%	10.9%	7.4%	6.7%	7.3%	8.3%	9.6%	9.5%	9.2%
Operating assets	**3,211**	2,536	2,089	2,172	2,294	1,954	2,286	1,987	1,730	1,498
Reebok [2]										
Net sales	**2,473**	—	—	—	—	—	—	—	—	—
Gross profit	**865**	—	—	—	—	—	—	—	—	—
Gross margin	**35.0%**	—	—	—	—	—	—	—	—	—
Operating profit	**86**	—	—	—	—	—	—	—	—	—
Operating margin	**3.5%**	—	—	—	—	—	—	—	—	—
Operating assets	**3,217**	—	—	—	—	—	—	—	—	—
TaylorMade-adidas Golf [3]										
Net sales	**856**	709	633	637	707	545	441	327	263	—
Gross profit	**376**	312	298	290	345	281	221	160	118	—
Gross margin	**43.9%**	44.0%	47.0%	45.5%	48.8%	51.5%	49.5%	48.4%	44.9%	—
Operating profit [1]	**73**	50	48	67	74	63	44	30	20	—
Operating margin [1]	**8.5%**	7.1%	7.5%	10.6%	10.5%	11.5%	10.0%	9.2%	7.6%	—
Operating assets	**656**	692	619	391	433	316	219	156	99	—
Salomon [4]										
Net sales	—	—	—	658	684	714	703	587	487	—
Gross profit	—	—	—	264	279	313	296	233	188	—
Gross margin	—	—	—	40.1%	40.8%	43.8%	42.1%	39.7%	38.6%	—
Operating profit	—	—	—	35	39	63	61	32	6	—
Operating margin	—	—	—	5.4%	5.7%	8.8%	8.7%	5.5%	1.2%	—
Operating assets	—	—	—	521	581	679	566	533	598	—

adidas Group Segmental Information: Ten-Year Overview € in millions

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Discontinued Operations[4]										
Net sales	—	360	618	—	—	—	—	—	—	—
Gross profit	—	137	245	—	—	—	—	—	—	—
Gross margin	—	38.1%	39.6%	—	—	—	—	—	—	—
Operating profit	—	(21)	(7)	—	—	—	—	—	—	—
Operating margin	—	(5.9%)	(1.2%)	—	—	—	—	—	—	—
Operating assets	—	—	654	—	—	—	—	—	—	—
REGIONS[5] [6]										
Europe										
Net sales	**4,162**	3,166	3,068	3,365	3,200	3,066	2,860	2,723	2,774	2,102
North America										
Net sales	**3,234**	1,561	1,332	1,562	1,960	1,818	1,906	1,826	1,784	869
Asia										
Net sales	**2,020**	1,523	1,192	1,116	1,166	1,010	875	663	383	359
Latin America										
Net sales	**499**	319	224	179	163	178	171	126	112	86

1) Figures prior to 2004 exclude royalty and commission income and goodwill amortization.
2) Consolidated in adidas Group from February 1, 2006 onwards.
3) 2006 figures include Greg Norman apparel business from February 1 until November 30, excluding Greg Norman wholesale business from December 1, 2006 onwards.
4) Discontinued operations are shown as a result of the divestiture of the Salomon business segment.
5) 2004 and 2005 reflect continuing operations as a result of the divestiture of the Salomon business segment
6) 2006 figures include Reebok business segment from February 1, 2006 onwards and exclude Greg Norman wholesale business from December 1, 2006 onwards.

Rule 12g3-2(b) File No. 082-04278

Ten-Year Overview

	2006[1]	2005	2004	2003	2002	2001	2000	1999	1998[2]	1997
Income Statement Data (€ in millions)										
Net sales[3]	**10,084**	6,636	5,860	6,267	6,523	6,112	5,835	5,354	5,065	3,425
Gross profit[3]	**4,495**	3,197	2,813	2,814	2,819	2,601	2,528	2,352	2,124	1,437
Royalty and commission income[3]	**90**	47	42	42	46	42	43	35	45	44
Operating expenses[3]	**3,704**	2,537	2,236	2,324	2,343	2,126	2,091	1,870	1,698	1,129
Operating profit[3] [4]	**881**	707	584	490	477	475	437	482	416	316
Financial result[3] [5]	**(158)**	(52)	(59)	(49)	(87)	(102)	(94)	(84)	(115)	(16)
Income *before* taxes[3] [5]	**723**	655	526	438	390	376	347	398	319	346
Income taxes[3]	**227**	221	193	167	148	147	140	153	105	95
Minority interests[3] [5]	**(13)**	(8)	(7)	(11)	(14)	(21)	(25)	(18)	(9)	(14)
Net income attributable to shareholders[4]	**483**	383	314	260	229	208	182	228	205	237
Income Statement Ratios										
Gross margin[3]	**44.6%**	48.2%	48.0%	44.9%	43.2%	42.6%	43.3%	43.9%	41.9%	41.9%
Operating expenses as a percentage of net sales[3]	**36.7%**	38.2%	38.2%	37.1%	35.9%	34.8%	35.8%	34.9%	33.5%	33.0%
Operating margin[3] [4]	**8.7%**	10.7%	10.0%	7.8%	7.3%	7.8%	7.5%	9.0%	8.2%	9.2%
Interest coverage[3]	**5.9**	18.4	10.2	8.4	6.4	4.9	4.6	6.1	4.8	21.2
Effective tax rate[3]	**31.4%**	33.7%	36.7%	38.0%	37.9%	39.0%	40.3%	38.4%	33.0%	27.5%
Net income attributable to shareholders as a percentage of net sales[4]	**4.8%**	5.8%	5.4%	4.2%	3.5%	3.4%	3.1%	4.3%	4.0%	6.9%
Balance Sheet Data (€ in millions)										
Total assets[5]	**8,379**	5,750	4,434	4,188	4,261	4,183	4,018	3,587	3,206	2,224
Inventories	**1,607**	1,230	1,155	1,164	1,190	1,273	1,294	1,045	975	821
Receivables and other current assets	**1,913**	1,551	1,425	1,335	1,560	1,520	1,387	1,234	1,026	592
Working capital[5]	**1,733**	2,644	1,336	1,433	1,445	1,485	1,417	1,096	(327)	11
Net total borrowings	**2,231**	(551)	665	1,018	1,498	1,679	1,791	1,591	1,655	738
Shareholders' equity[5]	**2,828**	2,684	1,544	1,285	1,081	1,015	815	680	463	717

	2006[1]	2005	2004	2003	2002	2001	2000	1999	1998[2]	1997
Balance Sheet Ratios										
Financial leverage[5]	**78.9%**	(20.5%)	43.1%	79.2%	138.5%	165.5%	219.6%	234.0%	357.2%	103.0%
Equity ratio[5]	**33.8%**	46.7%	34.8%	30.7%	25.4%	24.3%	20.3%	19.0%	14.4%	32.2%
Equity-to-fixed-assets ratio[5]	**63.5%**	194.0%	110.4%	91.1%	75.4%	77.8%	66.2%	54.9%	40.2%	92.1%
Asset Coverage I[5]	**138.7%**	284.1%	194.1%	197.6%	196.9%	209.3%	207.7%	183.4%	68.3%	98.4%
Asset Coverage II[5]	**102.0%**	150.4%	106.3%	108.3%	107.6%	105.9%	101.3%	99.5%	37.0%	47.9%
Fixed asset intensity of investments	**53.2%**	24.1%	31.6%	33.7%	33.7%	31.2%	30.7%	34.5%	36.0%	35.0%
Current asset intensity of investments	**46.8%**	75.9%	68.4%	66.3%	66.3%	68.8%	69.3%	65.5%	64.0%	65.0%
Liquidity I[5]	**15.8%**	92.0%	26.8%	20.8%	5.5%	6.1%	7.7%	5.5%	2.2%	2.3%
Liquidity II[5]	**80.4%**	148.0%	88.4%	100.8%	99.1%	96.0%	90.4%	88.0%	35.9%	33.9%
Liquidity III[5]	**153.7%**	219.4%	156.4%	187.4%	185.3%	187.4%	185.0%	171.5%	76.8%	91.1%
Working capital turnover[5]	**5.8**	2.6	4.4	4.4	4.5	4.1	4.1	4.9	(15.5)	319.0
Return on equity[5][6]	**17.1%**	14.3%	20.4%	20.2%	21.1%	20.5%	22.3%	33.5%	44.2%	33.0%
Return on capital employed[5][6]	**17.6%**	49.3%	27.5%	22.1%	16.8%	16.7%	17.0%	20.7%	20.5%	35.8%
Data Per Share[7]										
Share price at year-end (in €)	**37.73**	40.00	29.69	22.58	20.58	21.08	16.50	18.64	22.73	29.72
Basic earnings[6] (in €)	**2.37**	2.05	1.72	1.43	1.26	1.15	1.00	1.26	1.13	1.31
Diluted earnings[6] (in €)	**2.25**	1.93	1.64	1.43	1.26	1.15	1.00	1.26	1.13	1.31
Price/earnings ratio at year-end	**16.8**	20.7	18.1	15.8	16.3	18.3	16.5	14.8	20.1	22.7
Market capitalization at year-end (€ in millions)	**7,679**	8,122	5,446	4,104	3,738	3,823	2,993	3,381	4,123	5,391
Operating cash flow (in €)[8]	**3.74**	1.88	3.17	3.58	2.94	2.12	(0.06)	1.81	0.66	0.22
Dividend (in €)	**0.42**[9]	0.325	0.325	0.25	0.25	0.23	0.23	0.23	0.21	0.21
Dividend payout ratio (in %)	**17.7**	17.2	18.9	17.5	19.8	20.0	22.9	18.3	18.6	16.1
Number of outstanding shares at year-end (in thousands)	**203,537**	203,047	183,436	181,816	181,692	181,396	181,396	181,396	181,396	181,396
Employees										
Number of employees at year-end[3]	**26,376**	15,935	14,254	15,686	14,716	13,941	13,362	12,829	12,036	7,993
Personnel expenses[3] (€ in millions)	**1,087**	706	637	709	758	695	630	580	513	331

1) Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.
2) Consolidated financial statements for 1998 include the Salomon group for the first time.
3) 2004 and 2005 reflect continuing operations as a result of the divestiture of the Salomon business segment.
4) Operating profit figures prior to 2004 exclude royalty and commission income and goodwill amortization.
5) 2004 and 2003 figures have been restated due to application of IAS 32/IAS 39 and amendment to IAS 19.
6) Includes income from continuing and discontinued operations. In 1998 before special effect of € 369 million for acquired in-process research and development – expensed.
7) Figures adjusted for 1:4 share split conducted on June 6, 2006.
8) Includes discontinued operations.
9) Subject to Annual General Meeting approval.

Rule 12g3-2(b) File No. 082-04278

Glossary

adidas_1
Innovative, customizable adidas footwear concept featuring a built-in microprocessor that automatically and continuously adjusts the cushioning level to the needs of athletes and changing surface conditions (first intelligent footwear).

American Depositary Receipt (ADR)
A US-traded negotiable certificate of a foreign-based company held by a US bank that entitles the holder to all dividends and rights of the underlying stock. ADRs are traded similarly to stocks on US exchanges and provide a way for Americans to invest in foreign-based companies by buying their shares in the USA instead of through an overseas exchange.

Asset-Backed Securities (ABS)
Securities (bonds or notes) backed by loan receivables, accounts receivable or other quantifiable assets.

Asset Coverage I & II
The extent to which a company's non-current assets cover its debt obligations. They are expressed as a percentage and calculated as follows:
Asset coverage I (%) = (equity + non-current liabilities) / non-current assets.
Asset coverage II (%) = (equity + non-current liabilities) / (non-current assets + inventories).

Athletic Specialty
A largely mall-based retail distribution channel in North America that focuses primarily on performance-oriented consumers.

Backlogs
Also called order backlogs. The value of orders received for future delivery. At adidas and Reebok, most orders are received six to nine months in advance, depending on the season. This information is used as an indicator of future sales performance.

Beta Factor
Indicates a stock's relative risk. A beta coefficient of more than one indicates that the stock has a higher risk than the overall market. Consequently, a beta coefficient of less than one indicates a lower risk.

BOUNCE™
Three-dimensional energy management system, consisting of several pieces that can be placed under the forefoot and/or heel. The pieces are tuned to a particular need such as cushion and guidance for optimal performance.

Capital Expenditure
Total cash expenditure, net of any recoverable taxes (e.g. Value Added Tax – VAT) for the purchase, lease or construction of assets.

Classics
Retro products that continue to be in demand because of their authentic unique heritage style.

Clearance Sales
Revenues generated outside the course of normal business terms, arising from commercial decisions by management to clear excess stock usually through specific channels and at a significant discount.

Clima
adidas apparel system encompassing the ClimaCool®, ClimaLite®, ClimaWarm® and ClimaProof® technologies. ClimaCool® is an integrated system of technologies that work together to regulate the athlete's body temperature. ClimaCool® is also utilized as a cooling system in footwear. ClimaLite® fabric pulls sweat away from the skin to the outer fabric face for quick evaporation, enhancing the body's natural temperature regulation. ClimaWarm® is lightweight, breathable insulation that keeps the athlete dry and comfortable in cold weather conditions. ClimaProof® is breathable weather protection that keeps wind, rain and snow out while allowing heat and sweat to escape through evaporation.

Commercial Paper
Tradeable unsecured promissory notes issued for the purpose of short-term financing. A commercial paper is issued on an ongoing, revolving basis with maturities typically between seven days and 12 months or more.

Continuing Operations
Ongoing operations of a business contributing to the future economic development of a company. They include acquisitions and exclude divestitures. For the adidas Group this roughly equals the Group's brands adidas and TaylorMade-adidas Golf which are the segments that were not divested in October 2005. See also Net Income from Continuing and Discontinued Operations.

Convertible Bond
A corporate bond that can be exchanged for a specific number of shares of a company's common stock. Convertible bonds tend to have lower interest rates than non-convertibles because they also accrue value as the price of the underlying stock rises. In this way, convertible bonds reflect a combination of the benefits of stocks and those of bonds.

Corporate Governance
The distribution of rights and responsibilities among different participants in a company, in particular shareholders, the Executive Board and the Supervisory Board.

Cost of Sales
The costs of sourcing and manufacturing products. This figure includes costs for raw materials plus costs of production, customs and delivery to the adidas Group's sales organizations.

Credit Spread
A risk premium which represents the yield difference between risk-free government bonds and corporate bonds with the same duration. A potential investor demands an additional yield (risk premium = credit spread) for the higher risk of default with corporate bonds versus government bonds.

Currency-Neutral
Financial figures translated at prior-year exchange rates. This indicates increases or decreases to reported figures by eliminating variances arising from currency translation, thus reflecting the underlying business performance.

Current Asset Intensity of Investments
The percentage of total assets tied up in current assets.
Current asset intensity of investments = current assets / total assets.

Days of Sales Outstanding (DSO)
The average time of receipt of outstanding payments from customers.

Diluted Earnings per Share (Diluted EPS)
A performance indicator used to gauge a company's earnings per share, assuming that all stock options, options and conversion rights related to a convertible bond are exercised, which would result in an increase of the number of shares outstanding.
Diluted EPS = (net income + interest expense on convertible bonds net of tax) / (weighted average number of shares outstanding during the year + weighted share options + shares from assumed conversion of convertible bonds).

Directional Accounts
High-profile boutiques and metropolitan accounts that target trendsetting sports lifestyle consumers.

Discontinued Operations
Operations that have been or will be divested by the company and therefore will not contribute to future economic development. For the adidas Group this roughly equals the Salomon business segment that was divested in October 2005. See also Net Income from Continuing Operations and Continuing Operations.

D&O Liability Insurance
Pecuniary damage liability insurance a company concludes for its directors and officers to protect against costs associated with litigation.

Earnings per Share (EPS)
A performance indicator that expresses a company's net income in relation to the number of ordinary shares issued.
Earnings per share = net income / weighted average number of shares outstanding during the year.

EBITDA
Earnings before interest, taxes, depreciation and amortization.

Effective Tax Rate
Indicates the actual tax rate paid by a company. Calculated by dividing taxes actually paid by income before taxes.

Emerging Markets
Economies that are small, but that have the potential for growth in size and importance in coming years. For the adidas Group, emerging markets are the developing countries of Asia, Eastern Europe, Latin America and Africa.

Equity Ratio
Shows the role of shareholders' equity within the financing structure of a company.
Equity ratio = shareholder's equity / total assets.

Equity-To-Fixed-Asset Ratio
Defines the percentage of non-current assets financed by equity.
Equity-to-fixed-asset ratio = equity / non-current assets.

Fair Factory Clearinghouse (FFC)
A collaborative industry effort involving international manufacturers to create a system for managing and sharing workplace condition information. Its objectives are to improve the factory's social compliance audits through use of a global data management system, to facilitate exchange of information and advance and promote education and knowledge about the current status of workplace conditions.

Fair Value
Amount at which assets are traded fairly between business partners. Fair value is often identical to market price.

Family Footwear Channel
This North American retail distribution channel caters for affordable footwear across all age groups.

Finance Lease
A method of acquiring an asset that involves a series of rental payments extending over the expected lifetime of the asset.

Financial Leverage
This ratio reflects the role of borrowings within the financing structure of a company.
Financial leverage = net total borrowings / shareholders' equity.

ForMotion™
Apparel and footwear technology that enhances the natural movement of sport for greater comfort, fit and control while athletes are in motion.

Forward Contract
Agreement to exchange amounts of one currency for another currency at an agreed fixed rate at a future date.

Free Cash Flow
Cash that is generated by a company's operating activities after the deduction of capital expenditure and other cash expenses such as taxes and interest from the operating profit.
Free cash flow = operating profit + depreciation and amortization (incl. goodwill) +/- changes in operating working capital – capital expenditures +/- non-operating components.

German Co-Determination Act
In German Mitbestimmungsgesetz (MitbestG). This act governs the form of co-determination of employees in corporations employing more than 2,000 employees. It stipulates, among other things, that such a corporation's Supervisory Board must be composed of an equal number of employees and shareholder representatives.

Goodwill
An intangible asset that quantifies the price that a buyer of a company has paid or the reputation, know-how and market position of the acquired company. Goodwill is the excess of the amount paid over the fair value of the net assets acquired at the purchase date.

Gross Domestic Product (GDP)
The market value of all finished goods and services produced within a country in a given period of time.
GDP = consumption + investment + government spending + (exports – imports).

Gross Margin
Gross profit as a percentage of net sales.
Gross margin = (gross profit / net sales) x 100.

Gross Profit
Difference between net sales and the cost of sales.
Gross profit = net sales - cost of sales.

Hardware / Hard Goods
This category of sporting goods comprises sports equipment that is used rather than worn by the athlete, such as balls and golf clubs.

Hedging
A strategy used to minimize exposure to changes in prices, interest rates or exchange rates by means of derivative financial instruments (options, swaps, forward contracts, etc.). See also Natural Hedges.

Initial Public Offering (IPO)
The first placement of a corporation's common shares on an organized market.

Institutional Investor
Investors such as investment companies, mutual funds, brokerages, insurance companies, pension funds, investment banks and endowment funds. They are financially sophisticated with a greater knowledge of investment vehicles and risks, and have the means to make large investments.

Interest Coverage
Indicates the ability of a company to cover net interest expenses with income before net interest and taxes.
Interest coverage = income before interest and tax / interest.

Interest Rate Caps
Option contracts which place an upper limit on a floating interest rate. The writer of the cap is required to pay the holder of the cap the difference between the floating rate and the reference rate when that reference rate is exceeded. There is a premium to be paid by the buyer of such a contract as the market price for the potential pay-out.

International Accounting Standards Board (IASB)
An independent, privately-funded cooperation of professional associations dealing with matters of financial accounting and setting and promoting the IFRS (formerly IAS).

International Financial Reporting Interpretations Committee (IFRIC)
Accounting body which rules on controversial accounting issues. Its interpretations are approved by the International Accounting Standards Board (IASB) and, once adopted, are binding on all International Financial Reporting Standards (IFRS) users.

International Financial Reporting Standards (IFRS)
Reporting standards (formerly called IAS) which have been adopted by the International Accounting Standards Board (IASB). The objective is to achieve uniformity and transparency in the accounting principles that are used by businesses and other organizations for financial reporting around the world.

Inverted Cone Technology (ICT)
Expands the portion of the clubface that delivers high ball speed. The Inverted Cone, which is milled directly into the inner side of the clubface to exacting dimensions, radically changes the way the clubface behaves at impact.

Investments
See Capital Expenditure.

Key Accounts
Wholesalers or retailers which are primary customers and account for a large percentage of sales.

Liquidity Ratios I-III
Measures the extent to which a company can quickly liquidate assets to cover short-term liabilities.
Liquidity I: ((sum of cash + short-term financial assets) / current liabilities) x 100.
Liquidity II: ((sum of cash + short-term financial assets + accounts receivable) / current liabilities) x 100.
Liquidity III: ((sum of cash + short-term financial assets + accounts receivable + inventories) / current liabilities) x 100.

Market Capitalization
The total market value of all outstanding shares. It is calculated by multiplying the number of outstanding shares by the current market price.

Market Risk Premium
The extra return that the overall market or a particular stock must provide over the risk-free rate to compensate an investor for taking a relatively higher risk.
Market risk premium = market risk – risk-free rate.

Marketing Working Budget
Promotion and communication spending including sponsorship contracts with teams and individual athletes, as well as advertising, retail support, events and other communication activities, but excluding marketing overhead expenses.

Metalwoods
Golf clubs (drivers and fairway woods) which are constructed from steel and/or titanium alloys. The name also pays homage to persimmon wood, which was originally used in the creation of these products. This is the largest golf product category in terms of sales.

Minority Interests
Part of net income which is not attributable to the reporting company. Outside ownership interests in subsidiaries that are consolidated with the parent company for financial reporting purposes.

Modular Football Boot
This football boot concept allows players to customize, adapt and tune their boots to any weather, any pitch and their very own personal style.

Movable Weight Technology™ (MWT™)
Allows the golfer to adjust the center of gravity in the clubhead by moving two weight cartridges. This promotes changes to the shot's direction, height and distance.

Natural Hedges
An offset of currency risks that occurs naturally as a result of a company's normal operations, without the use of derivatives. For example, revenue received in a foreign currency and used to pay known commitments in the same foreign currency.

Net Borrowings
The portion of gross borrowings not covered by the sum of cash and short-term financial assets. If a negative figure is shown, this indicates a net cash position.
Net borrowings = short-term borrowings + long-term borrowings – cash – short-term financial assets.

Net Income from Continuing Operations
A company's net income excluding the gain or loss from discontinued operations and income or loss attributable to minority interests. See also Continuing Operations and Discontinued Operations.

Operating Expenses
Expenses which are not directly attributable to the products or services sold. Operating expenses are expenses for sales, marketing overheads and marketing working budget, research and development, general and administrative costs as well as depreciation of non-production assets.

Operating Lease
Method of leasing assets over periods less than the expected lifetime of those assets. An operating lease is accounted for by the lessee without showing an asset or a liability on his balance sheet. Periodic payments are accounted for by the lessee as operating expenses for the period.

Operating Margin
A measure of a company's profitability after cost of sales and operating expenses. Best indicator of the profitability of operating activities.
Operating margin = (operating profit / net sales) x 100.

Operating Overheads
Expenses which are not directly attributable to the products or services sold such as costs for sales, marketing overheads, logistics, research and development, as well as general and administrative costs.

Operating Profit
Profit from operating activities after cost of sales and operating expenses.
Operating profit = gross profit + royalty and commission income – marketing working budget – operating overheads.

Operating Working Capital
A company's short-term disposable capital which is used to finance its day-to-day business. In comparison to working capital, operating working capital does not include non-operational items such as cash, financial assets and taxes. See also Working Capital.
Operating working capital = accounts receivable + inventories – accounts payable.

Rule 12g3-2(b) File No. 082-04278

Option
Financial instrument which ensures the right to purchase (call option) or to sell (put option) a particular asset (e.g. shares or foreign exchange) at a predetermined price (strike price) on or before a specific date.

Order Backlogs
See Backlogs.

Organized Market
A securities market, which is governed and monitored by state-approved bodies, occurs regularly and is open to public.

Other Operating Expenses (and Income)
Operating expenses (and income) for sales, marketing, research and development, as well as for logistics and central finance and administration. Also includes amortization of goodwill and trademarks.

Over-The-Counter Market (OTC Market)
When a traded stock is not listed on a stock exchange. In such cases, brokers negotiate directly with one another over computer networks and by phone.

Own-Retail Activities
Sales directly generated through a store operated by a brand segment within the adidas Group. Own retail includes adidas concept stores (Sport Performance and Sport Heritage) and concession corners as well as factory outlets and e-commerce for both the adidas and Reebok brands.

Price-Earnings Ratio (P/E Ratio)
A company's share price divided by its current or future diluted earnings per share. The P/E ratio is used by investors as a fundamental measure of the attractiveness of a particular security versus other securities or the overall market. It is usually more useful to compare P/E ratios of one company to other companies in a similar industry. In general, a high P/E ratio suggests that investors are expecting higher earnings growth in the future compared to companies with a lower P/E.

Private Placement
Placement of securities directly to institutional investors, such as banks, mutual funds, insurance companies, pension funds, and foundations.

Product Licensees
Companies that are authorized to use the name of a brand or company to manufacture and distribute products. For adidas, these products include sports watches, sports eyewear, toiletries and perfume, for Reebok fitness equipment and for TaylorMade-adidas Golf bags and gloves.

Promotion Partnerships
Partnerships with events, associations, leagues, clubs and individual athletes. In exchange for the services of promoting the adidas Group, the party is provided with cash and/or promotional material.

Promotional Expenditure
Expenses related to promotion partnerships.

Purchase Price Allocation (PPA)
Stipulated by IFRS regulations. Allocation of the purchase price paid for an acquisition according to the fair values assigned to acquired assets and liabilities.

Record Date
Date by which a shareholder must own a company's shares in order to be able to register for participation in the Annual General Meeting of such company. According to German law, the record date is twenty-one days before the Annual General Meeting.

Retail Investor
An individual who purchases securities for him-/herself, as opposed to an institutional investor.

Return on Capital Employed (ROCE)
A measure of the returns that a company is realizing from its capital.
ROCE = (income before taxes + financial result + extraordinary income) / (average of shareholders' equity + minority interests + total net borrowings).

Return on Equity (ROE)
An indicator of company profitability related to the shareholders' financing.
ROE = net income / shareholders' equity.

Risk-Free Rate
The rate of return to be expected on a risk-less investment, e.g. federal bonds.

Second Tier Supplier
Also tier 2 suppliers. Suppliers who provide the adidas Group with materials and components to be used in the production of finished products, but do not manufacture products.

Segment
Also Business Segment. Units within a company that have profit & loss responsibility. The adidas Group is currently divided into four major business segments: adidas, Reebok, TaylorMade-adidas Golf and HQ/Consolidation.

Segmental Reporting
Information regarding the financial position and results of operations in individual brands (segments) and regions. This gives an indication of developments in the individual segments and their contribution to the Group's results.

Sell-Through
An indicator of how fast retailers are selling a particular product to the consumer.

Shareholder Value
A management concept that focuses strategic and operational decision-making on steadily increasing a company's value for shareholders.

Sourcing
The process of managing external suppliers in order to commercialize, produce and deliver final products to customers.

Sport Fusion
Footwear and apparel products mixing performance-oriented features and casual styles.

Stakeholders
All parties that have a direct or indirect interest in a company's performance and results. For the adidas Group, this includes credit providers, shareholders, consumers, retailers, distributors, licensees, supply chain business partners, employees, international sports bodies, non-governmental organizations, the media, etc.

Synergies
Additional savings or revenue growth when one combined enterprise is created from two or more separate parts.

TechFit™ Powerweb
A technology in adidas compression apparel which improves joint alignment and muscle balance, the link between key muscle groups to maximize power generation. Through strategically placed TPU powerbands, key body parts are linked together, further enhancing posture and athletic performance.

Thermal Bonding
A technology which interlocks the fibers of a football through the use of heat energy. The heat in the thermal bonding process softens the surface of the fiber. At the melting point, fibers in contact with each other will form strong bonds, which hold the fabric together. As a result, footballs are more consistent in shape. Thermal bonding serves as replacement technology for hand-sewn footballs.

Top-Down, Bottom-Up
A strategy of information and knowledge processing. Information and empowerment of management decisions is delegated from top to bottom in a first step. After going into more detail on the bottom level the final information/decision is transported back to the top.

Weighted Average Cost of Capital (WACC)
The adidas Group calculates the cost of capital according to the debt/equity structure, utilizing a weighted average cost of capital (WACC) formula. The cost of equity is computed utilizing a risk-free rate, market risk premium and a beta factor. The cost of debt is calculated through the risk-free rate, credit spread and average tax rate.

Working Capital
A company's short-term disposable capital used to finance the day-to-day operations. See also Operating Working Capital.
Working capital = total current assets – total current liabilities.

Working Capital Turnover
Shows how often a working capital item was used in and replaced by the generation of sales in the period under review. The ratio shows how long working capital is tied up and thus is an indicator of the volume of capital needed to generate sales. The higher the ratio, the more positive it is deemed to be.
Working capital turnover = net sales / working capital.

WTO
World Trade Organization.

Index

CONTACT

adidas AG
Adi-Dassler-Str. 1, 91074 Herzogenaurach, Germany
Tel. +49 (0) 91 32 84-0, Fax: +49 (0) 91 32 84-2241
www.adidas-Group.com

Investor Relations
Tel: +49 (0) 91 32 84-2920 / 3584, Fax: +49 (0) 91 32 84-3127
e-mail: investor.relations@adidas-Group.com
www.adidas-Group.com/investors

adidas Group is a member of DAI (German Share Institute), DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA).

This report is also available in German.
For further adidas Group publications, please see our corporate website.

Concept and Design
hafelinger+wagner design, Munich

FINANCIAL CALENDAR 2007

March 7 »	2006 Full Year Results
»	Analyst and press conferences in Herzogenaurach, Germany
»	Press release, conference call and webcast
May 8 »	First Quarter 2007 Results
»	Press release, conference call and webcast
May 10 »	Annual General Meeting in Fürth (Bavaria), Germany
»	Webcast
May 11 »	Dividend paid (subject to Annual General Meeting approval)
August 8 »	First Half 2007 Results
»	Press release, conference call and webcast
November 8 »	Nine Months 2007 Results
»	Press release, conference call and webcast

adidas

For immediate release **February 5, 2007**

adidas And INTERSPORT Extend Strategic Cooperation Until 2012

Herzogenaurach/Ostermundingen, Germany – adidas and IIC (INTERSPORT International Corporation) announced today the extension of the existing strategic cooperation (entered into in 2003) until 2012. This will ensure integrated business development going forward, strengthening the sales and distribution process of both Groups. Both parties have agreed to maintain confidentiality with respect to the financial terms of the announced agreement.

adidas will offer a customized product range, e.g. for football and running, in the 32 markets IIC is present. Joint international marketing and event cooperation will continue to take place as well.

"We are looking forward to continuing our close cooperation with INTERSPORT," says Roland Auschel, adidas Head of Region Europe. "Agreements such as this are an important strategic factor for our success. The partnership with INTERSPORT will enable us to extend the position of adidas as the leading sports brand."

The adidas Group
The adidas Group is one of the global leaders in the sporting goods industry offering a broad range of products around the three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 25,000 employees worldwide and expects to report sales of around € 10 billion for 2006.

The INTERSPORT Group
With retail sales amounting to € 7.7 billion and more than 4,800 affiliated sporting goods retail stores in 32 countries, the INTERSPORT Group is the global leader in sporting goods retail.

***

Media/IR Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

adidas

GROUP

For immediate release **February 9, 2007**

adidas submits clear legal position to DFB

Herzogenaurach – As agreed on January 30, today adidas submitted its legal position to the German Football Association (DFB). Following detailed examination of the expert opinion commissioned by DFB, adidas remains convinced that the existing agreement was effectively extended in August 2006 until at least 2014. This has been confirmed to adidas by a group of experts comprising internal and external specialist lawyers and law professors. adidas and DFB will continue their talks in the near future, as agreed, in order to work on a solution to this issue in a spirit of partnership.

***

Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

adidas

information

adidas Appoints New Divisional Heads

Herzogenaurach, February 23, 2007 – adidas has appointed Bernd Wahler as Chief Marketing Officer Sport Performance and Hermann Deininger as Chief Marketing Officer Sport Heritage/Sport Style. Both executives will report directly to Erich Stamminger, President and CEO of the adidas brand.

The three-divisional set-up, established in 2000, has been very successful for adidas, allowing the brand to create products and concepts tailored to specific sports or lifestyle audiences while building equity for the adidas brand. This divisional structure was a huge success for adidas' business development and brand positioning. Now, the divisional structure will be evolving. At the core, there will be a two-divisional set-up of Sport Performance and Sport Style. Within Sport Performance, clear focus lies on Running, Football, Basketball and other global performance categories. Sport Style, comprised of the previous Sport Heritage and Sport Style divisions, will be specifically targeting the lifestyle consumer.

Bernd Wahler, who formerly worked at adidas, will rejoin the company to lead the Sport Performance division, which includes the adidas Innovation Team (a.I.T.), Product Design, Product Marketing and Retail functions, as well as co-ordination of the respective Brand Marketing functions. Bernd Wahler joined adidas in 1987 and held various positions in Product Marketing, before moving to adidas America in 1993 as Marketing Director, later becoming Senior Vice President of Global Marketing. In 1998, he left adidas and became CEO of Swiss luxury brand Bally, and afterwards held other positions within the sporting goods industry. In 2004, he founded the sports and marketing agency Sportsgeist, working exclusively for adidas and Porsche Design, including leading the adidas World Cup initiatives.

Hermann Deininger, a 22-year veteran of adidas, will lead the Sport Heritage/Sport Style division, which includes the respective Product Design, Product Marketing and Retail Concept teams of the Sport Heritage and Sport Style divisions, as well as co-ordination of the respective Brand Marketing and Entertainment Promotion functions. Since 1985, Hermann Deininger has held various senior management positions in Global Marketing, Region Europe and adidas Germany. Most recently, he was Global Creative and Brand Director of the adidas brand.

"Bernd Wahler and Hermann Deininger are experienced executives with a clear understanding of our brand, as well as the challenge of engaging increasingly sophisticated consumers in an intensely competitive market," said Erich Stamminger, President and CEO brand adidas. "To further strengthen our focus on the consumer, we have created an organization around the clear segmentation strategies of Sport Performance and Sport Heritage/Sport Style. Hermann Deininger and Bernd Wahler will have full ownership of their divisional teams, from setting the direction to developing and implementing the integrated product and marketing concepts. I look forward to supporting them in their efforts."

In addition to these new appointments, Michael Riehl, who leads Global Sports Relations, will assume several cross-functional brand responsibilities, including Licensee Management, Marketing Co-operations, Brand PR and the Adi Dassler Fund. Michael Riehl has held senior management positions as Managing Director adidas Germany, Head of Global Sports Marketing and Head of Global Sports Relations. He started his career at adidas in 1982.

About the adidas Group

The adidas Group is one of the global leaders in the sporting goods industry, offering a broad range of products around the three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 25,000 employees worldwide and expects 2006 sales of around € 10 billion.

***

Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

GROUP

For immediate release **Herzogenaurach, March 7, 2007**

Full Year 2006 Results:

Net income attributable to shareholders up 26%
Currency-neutral sales up 53%
Dividend payout increases 29%

- **Full year net sales top 10 billion euro mark for the first time**
- **Currency-neutral sales for the adidas Group excluding Reebok up 14%**
- **Group operating profit increases 25%**
- **Currency-neutral adidas backlogs up 1%**
- **Reebok backlogs improve sequentially to -12%**

Currency-neutral sales grow 53%

In 2006, adidas Group sales increased 53% on a currency-neutral basis, strongly supported by the first-time consolidation of Reebok. In euro terms, Group revenues grew 52% to € 10.084 billion in 2006 from € 6.636 billion in 2005, exceeding the € 10 billion level for the first time in the Group's history. Sales for the adidas Group excluding Reebok increased 14% both on a currency-neutral basis and in euro terms to € 7.548 billion in 2006 from € 6.636 billion in the prior year, representing the highest organic growth of the adidas Group within the last eight years. Double-digit growth was generated in all regions except Europe, where sales increased by high-single-digit rates.

"2006 was a truly exciting year for the adidas Group, as we strengthened our brand portfolio by acquiring Reebok and exceeded the € 10 billion sales mark for the first time in the Group's history," commented adidas AG Chairman and CEO Herbert Hainer. "Our performance at the 2006 World Cup was a stand-out in leveraging our brand strength, and we clearly delivered strong operational and financial results."

Double-digit growth at adidas and TaylorMade-adidas Golf

The **adidas** segment was the main driver of the Group's organic sales growth in 2006. Currency-neutral adidas revenues grew 14% in 2006 driven by increases in nearly all Sport Performance categories as well as double-digit growth in the Sport Heritage and Sport Style divisions. First-time consolidation of the **Reebok** segment added € 2.473 billion in sales to the adidas Group. Compared to the prior year, in which Reebok was not consolidated within the adidas Group, this represents a decline of 9%. On a like-for-like basis excluding the effect of the transfer of the NBA and Liverpool licensed businesses to brand adidas, currency-neutral sales for the Reebok segment decreased 6%, in line with Management's initial expectations. At **TaylorMade-adidas Golf**, currency-neutral revenues increased 22%. This strong performance was driven by solid growth in nearly all major product categories. Further, the inclusion of the Greg Norman apparel business, which was acquired as part of the Reebok acquisition, also had a positive impact on the Group's sales development. Excluding the Greg Norman apparel business, segment sales increased 13% on a currency-neutral basis. Sales recorded in the **HQ/Consolidation** segment increased by 97% on a currency-neutral basis, as a result of the Group's cooperation agreement with Amer Sports Corporation. Currency translation effects had only a minor negative impact on sales in euro terms. **adidas** sales in euros increased 13% to € 6.626 billion in 2006 from € 5.861 billion in 2005. **TaylorMade-adidas Golf** sales in euro terms grew 21% to € 856 million in 2006 from € 709 million in 2005. **HQ/Consolidation** sales in euro terms increased 96% to € 129 million in 2006 from € 66 million in 2005.

	2006	**2005**[1]	**Change y-o-y in euro terms**	**Change y-o-y currency-neutral**
	€ in millions	€ in millions	in %	in %
adidas	**6,626**	5,861	13	14
Reebok[2]	**2,473**	2,718	(9)	(9)
TaylorMade-adidas Golf[3]	**856**	709	21	22
HQ/Consolidation	**129**	66	96	97
Total	**10,084**	**6,636**	**52**	**53**

[1] Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005.
[2] Included from February 1, 2006 onwards. The relevant figures for the eleven-month period of 2005 were not consolidated within the adidas Group in 2005 and are therefore not included in the total. Reebok prior year results are based on US-GAAP figures and not IFRS.
[3] Including Greg Norman apparel business from February 1, 2006 to November 30, 2006. Excluding Greg Norman wholesale business from December 1, 2006 onwards.

Sales increase strongly in all regions

adidas Group sales grew robustly in all regions driven by the first-time inclusion of Reebok as well as strong revenue increases at both adidas and TaylorMade-adidas Golf. Group sales in **Europe** grew 32% on a currency-neutral basis. This represents an improvement of 31% in euro terms to € 4.162 billion in 2006 from € 3.166 billion in the prior year. In **North America**, Group sales increased 107% on a currency-neutral basis. In euro terms, sales also grew 107% to € 3.234 billion in 2006 from € 1.561 billion in 2005. Sales for the adidas Group in **Asia** increased 35% on a currency-neutral basis. In euro terms, revenues in Asia grew 33% to € 2.020 billion in 2006 from € 1.523 billion in 2005. In **Latin America**, currency-neutral sales increased 53%. In euro terms, sales grew 56% to € 499 million in 2006 from € 319 million in 2005. For the adidas Group excluding Reebok, currency-neutral sales grew 8% in Europe, 14% in North America, 20% in Asia and 31% in Latin America.

	2006[1]	2005[2]	Change y-o-y in euro terms	Change y-o-y currency-neutral
	€ in millions	€ in millions	in %	in %
Europe	**4,162**	3,166	31	32
North America	**3,234**	1,561	107	107
Asia	**2,020**	1,523	33	35
Latin America	**499**	319	56	53
Total[3]	**10,084**	**6,636**	**52**	**53**

[1] Including Reebok business segment from February 1, 2006 onwards, excluding Greg Norman wholesale business from December 1, 2006 onwards.
[2] Figures reflect continuing operations as a result of the divestiture of the Salomon business segment in 2005.
[3] Including HQ/Consolidation.

Group gross profit increases 41%

The Group's gross margin in 2006 declined 3.6 percentage points to 44.6% of sales in 2006 (2005: 48.2%), mainly reflecting the first-time consolidation of Reebok, which more than offset a positive gross margin development in the adidas segment. Due to Reebok's strong presence in North America, where average gross margins are lower than in other regions, Reebok carries a significantly lower gross margin than the Group average. In addition, Reebok's gross profit in 2006 includes negative impacts from purchase price allocation in an amount of € 76 million. As a result of the Group's strong top-line growth, however, gross profit rose by 41% in 2006 to reach € 4.495 billion versus € 3.197 billion in the prior year. For the adidas Group excluding Reebok, gross margin decreased 0.4 percentage points to 47.8% in 2006 (2005: 48.2%), mainly due to a gross margin decline in the Group's HQ/Consolidation segment as a result of the Group's cooperation agreement with Amer Sports Corporation. Gross profit for the Group excluding Reebok grew by 13% to € 3.605 billion in 2006 (2005: € 3.197 billion).

Operating profit grows 25%

Group operating margin declined 1.9 percentage points to 8.7% of sales in 2006 (2005: 10.7%). This mainly reflects the first-time consolidation of the Reebok business, which carries a significantly lower operating margin than the Group average. The segment's operating margin also includes a negative impact from purchase price allocation on cost of sales and operating expenses in a total amount of € 89 million. These impacts more than compensated Reebok's lower operating expenses as a percentage of sales. As a result of strong sales growth, however, operating profit for the adidas Group rose 25% in 2006 to reach € 881 million versus € 707 million in 2005. For the adidas Group excluding Reebok, the operating margin decreased 0.2 percentage points to 10.5% in 2006 from 10.7% in the prior year. An operating margin decline in the Group's HQ/Consolidation segment as a result of the Group's cooperation agreement with Amer Sports Corporation more than offset operating margin increases at both adidas and TaylorMade-adidas Golf. Operating profit for the adidas Group excluding Reebok grew by 12% to € 789 million in 2006 from € 707 million in the prior year.

Income before taxes up 10%

Income before taxes (IBT) increased 10% to € 723 million in 2006 from € 655 million in 2005. Operating improvements in the adidas and TaylorMade-adidas Golf segments more than offset a significant increase in net financial expenses. Net financial expenses increased 203% to € 158 million in 2006 from € 52 million in the prior year, reflecting the financing of the Reebok acquisition.

Net income from continuing operations grows 14%

The Group's net income from continuing operations increased 14% to € 496 million in 2006 from € 434 million in 2005. The Group's strong sales increase was the main driver of this improvement. In addition, net income was positively impacted by the lower tax rate, which declined 2.3 percentage points to 31.4% in 2006 (2005: 33.7%), mainly due to a more favorable earnings mix throughout the Group as well as one-time tax benefits in the fourth quarter of 2006.

Net income attributable to shareholders increases 26%

The Group's net income attributable to shareholders increased 26% to € 483 million in 2006 from € 383 million in the prior year. This improvement reflects the outstanding performance of the adidas and TaylorMade-adidas Golf segments, while Reebok earnings did not exceed additional interest expenses related to the acquisition and negative purchase price allocation effects. The non-recurrence of losses from discontinued operations related to the Salomon business in 2005 also contributed to this positive development.

Basic and diluted earnings per share up 16% and 17%

On June 6, 2006, adidas AG conducted a share split in a ratio of 1:4, with each existing adidas AG share being divided into four shares. All numbers of shares have been restated. The Group's basic earnings per share from continuing and discontinued operations increased 16% to € 2.37 in 2006 versus € 2.05 in 2005. Diluted earnings per share from continuing and discontinued operations in 2006 increased 17% to € 2.25 from € 1.93 in the prior year. The dilutive effect mainly results from approximately 16 million potential additional shares that could be created in relation to the outstanding convertible bond, for which conversion criteria were met for the first time at the end of 2004.

Inventories and receivables increase due to Reebok consolidation

Group inventories increased 31% to € 1.607 billion in 2006 versus € 1.230 billion in 2005, largely as a result of the first-time inclusion of € 404 million in inventories related to the Reebok business. On a currency-neutral basis, this increase was 41%. Inventories for the adidas Group excluding Reebok declined 2% (+5% currency-neutral). The increase on a currency-neutral basis reflects the Group's growth expectations as well as higher inventory levels in Latin America in advance of new import regulations in Brazil and Argentina. Group receivables grew 47% (+57% currency-neutral) to € 1.415 billion at the end of 2006 versus € 965 million in the prior year, primarily due to the first-time inclusion of receivables totaling € 461 million related to the Reebok business. Receivables for the adidas Group excluding Reebok decreased 1% (+5% currency-neutral). The increase on a currency-neutral basis is lower than sales growth during the fourth quarter of 2006.

Net borrowings at € 2.231 billion

Net debt at December 31, 2006 was € 2.231 billion, up € 2.782 billion versus a net cash position of € 551 million in the prior year. This increase was driven by the payment of around € 3.2 billion for the acquisition of Reebok International Ltd. (USA), paid on January 31, 2006, including the buyback of employee stock options and Reebok's convertible bond. In addition, expenditure of around € 170 million for the buyback of Reebok's major properties in the USA and in Europe influenced this development. The Group's financial leverage was 78.9% at the end of 2006, which is clearly below Management's original year-end target of 100%.

adidas backlogs grow moderately

Backlogs for the adidas brand at the end of 2006 increased 1% versus the prior year on a currency-neutral basis. This represents a decrease of 4% in euro terms. Footwear backlogs declined 1% in currency-neutral terms (-6% in euros). Softness in several categories in North America and Europe was largely offset by growth across all major categories in Asia. Apparel backlogs grew 5% on a currency-neutral basis (stable in euros), driven in particular by improvements in the Sport Performance training and basketball categories. Hardware backlogs, particularly in Europe, negatively affected growth rates due to declines in the football category. The transfer of the NBA and Liverpool licensed businesses from Reebok to adidas had a positive impact of approximately 1 percentage point on the development of brand adidas backlogs.

	Footwear		Apparel		Total[1]	
	in €	currency-neutral	in €	currency-neutral	in €	currency-neutral
Europe	(6)	(5)	(2)	(1)	(6)	(5)
North America	(22)	(13)	(6)	(5)	(16)	(6)
Asia	19	29	6	16	11	21
Total	**(6)**	**(1)**	**(0)**	**5**	**(4)**	**1**

Year-over-year development adidas order backlogs by product category and region as at December 31, 2006

[1] Includes hardware backlogs.

Backlogs at Reebok brand improve sequentially

Backlogs for the Reebok brand at the end of 2006 decreased 12% versus the prior year on a currency-neutral basis, showing a sequential improvement from the prior quarter. In euro terms, this represents a decline of 18%. Higher backlogs in Asia could not compensate declines in Europe and North America. Footwear backlogs declined 15% in currency-neutral terms (–21% in euros), mainly due to decreases in Reebok's lifestyle offering in North America. Apparel backlogs were down 9% on a currency-neutral basis (–14% in euros) as a result of a decline in both Reebok's licensed and branded apparel business, particularly in North America. The transfer of the NBA and Liverpool licensed businesses from Reebok to adidas also negatively affected apparel backlogs development. On a like-for-like basis, excluding the effects of this transfer, total Reebok backlogs decreased 10% on a currency-neutral basis.

	Footwear		Apparel		Total[1]	
	in €	currency-neutral	in €	currency-neutral	in €	currency-neutral
Europe	(9)	(8)	(13)	(11)	(8)	(7)
North America	(33)	(25)	(32)	(24)	(33)	(25)
Total[2]	**(21)**	**(15)**	**(14)**	**(9)**	**(18)**	**(12)**

Year-over-year development Reebok order backlogs by product category and region as at December 31, 2006

[1] Includes hardware backlogs.
[2] Includes Asia backlogs.

Group sales expected to reach new record level

In 2007, adidas Group sales are expected to increase at a mid-single-digit rate on a currency-neutral basis, driven by growth at all brands and in all regions. Revenue growth is likely to be weighted towards the second half of 2007 owing to difficult comparisons in the first half of the year. Brand adidas is projected to achieve mid-single-digit currency-neutral sales growth in 2007. Reported sales in the Reebok segment are expected to grow at low-single-digit rates. This increase will be positively impacted by the consolidation of one extra month in 2007 (low-single-digit percentage point impact), compared to the prior year. Currency-neutral TaylorMade-adidas Golf sales are expected to grow at mid-single-digit rates on a like-for-like basis. On a regional basis, adidas Group sales in Asia and Latin America are expected to grow at double-digit rates in currency-neutral terms, while low-single-digit growth rates are expected in Europe and North America.

Visible improvement in both gross and operating margin expected in 2007

The adidas Group gross margin is expected to increase strongly and be in a range of between 45 and 47%, driven by improvements in all three brand segments, in particular Reebok, partly offset by increasing raw material and labor costs as well as the cooperation agreement with Amer Sports Corporation. The Group's operating margin is expected to be around 9%, which will be modestly higher than in 2006. This development will be driven by gross margin improvements at all brands, largely offset by higher operating expenses at Reebok and TaylorMade-adidas Golf. At Reebok, the increase in operating expenses is mainly due to the € 50 million of additional spend announced in November 2006 necessary to accelerate the return to growth of the Reebok brand. In addition, effects from purchase price allocation (in an expected amount of between € 10 million and € 20 million) will negatively impact Reebok's operating margin in 2007. At TaylorMade-adidas Golf, operating expenses as a percentage of net sales are expected to increase slightly as a result of a higher marketing working budget to support new product initiatives.

Net income growth in 2007 to approach 15%

Based on the expected top-line improvement and increased profitability, net income attributable to shareholders for the adidas Group is expected to grow at double-digit rates, approaching 15%, outpacing the expected sales development of the Group in 2007.

Dividend Payout Increases 29%

At the Group's Annual General Meeting on May 10, 2007, the adidas AG Executive and Supervisory Boards intend to propose a dividend of € 0.42 per share for the 2006 financial year. As a result, the dividend payout will increase 29% to € 85 million (2005: € 66 million), outpacing earnings growth for the year. This represents a payout ratio of 18% (2005: 17%) and shows Management's confidence in the Group's future business performance.

Herbert Hainer stated: "Having turned in a strong 2006, our focus this year will be on getting Reebok back onto a growth track and again achieving further improvements in sales and bottom-line profitability. We are also committed to delivering on our medium-term goals and expect increasing momentum throughout the year."

***

Contacts:

Media Relations
Jan Runau
Chief Corporate
Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President,
Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

adidas Group
Consolidated Income Statement (IFRS)

€ in millions	4th Quarter 2006	4th Quarter 2005	Change	4th Quarter 2006 (excl. Reebok)	Change (excl. Reebok)
Net sales	2,248	1,521	47.8 %	1,594	4.8 %
Cost of sales	1,272	805	57.9 %	849	5.4 %
Gross profit	**976**	**716**	36.4 %	**745**	4.1 %
(% of net sales)	43.4%	47.1%	*(3.6) PP*	46.7%	*(0.3) PP*
Royalty and commission income	28	13	115.8 %	14	9.3 %
Other operating income and expenses	953	694	37.4 %	722	4.1 %
(% of net sales)	42.4%	45.6%	*(3.2) PP*	45.3%	*(0.3) PP*
Operating profit	**52**	**35**	47.3 %	**37**	6.9 %
(% of net sales)	2.3%	2.3%	*(0.0) PP*	2.3%	*0.0 PP*
Financial income	6	19	(65.8) %		
Financial expenses	44	43	0.9 %		
Income before taxes	**14**	**11**	34.2 %		
(% of net sales)	0.6%	0.7%	*(0.1) PP*		
Income taxes	1	7	(86.9) %		
(% of income before taxes)	6.4%	65.7%	*(59.3) PP*		
Net income from continuing operations	**13**	**4**	266.3 %		
(% of net sales)	0.6%	0.2%	*0.4 PP*		
Income from discontinued operations, net of tax	-	(7)	100.0 %		
Net income	**13**	**(3)**	533.5 %		
(% of net sales)	0.6%	(0.2%)	*0.8 PP*		
Net income attributable to shareholders	**13**	**(4)**	468.7 %		
(% of net sales)	0.6%	(0.2%)	*0.8 PP*		
Net income attributable to minority interests	**0**	**0**	(58.5) %		
Basic earnings per share from continuing operations (in €)[1]	**0.06**	**0.02**	301.3 %		
Diluted earnings per share from continuing operations (in €)[1]	**0.07**	**0.03**	166.6 %		
Basic earnings per share from continuing and discontinued operations (in €)[1]	**0.06**	**(0.02)**	455.4 %		
Diluted earnings per share from continuing and discontinued operations (in €)[1]	**0.07**	**0.00**	1,911.2 %		

Net Sales

€ in millions	4th Quarter 2006	4th Quarter 2005	Change
adidas	1,378	1,316	4.7 %
Reebok	645	-	-
TaylorMade-adidas Golf	197	181	9.2 %
Europe	823	629	30.9 %
North America	742	359	107.0 %
Asia	526	413	27.4 %
Latin America	124	88	41.0 %

Rounding differences may arise in percentages and totals.
[1]Figures adjusted for 1:4 share split conducted on June 6, 2006.

adidas Group
Consolidated Income Statement (IFRS)

€ in millions	Year ending Dec. 31 2006	2005	Change	Year ending Dec. 31 2006 (excl. Reebok)	Change (excl. Reebok)
Net sales	10,084	6,636	52.0 %	7,548	13.7 %
Cost of sales	5,589	3,439	62.6 %	3,943	14.7 %
Gross profit	**4,495**	**3,197**	40.6 %	**3,605**	12.8 %
(% of net sales)	44.6%	48.2%	(3.6) PP	47.8%	(0.4) PP
Royalty and commission income	90	47	90.9 %	56	18.2 %
Other operating income and expenses	3,704	2,537	46.0 %	2,872	13.2 %
(% of net sales)	36.7%	38.2%	(1.5) PP	38.0%	(0.2) PP
Operating profit	**881**	**707**	24.5 %	**789**	11.5 %
(% of net sales)	8.7%	10.7%	(1.9) PP	10.5%	(0.2) PP
Financial income	39	42	(5.5) %		
Financial expenses	197	94	110.7 %		
Income before taxes	**723**	**655**	10.3 %		
(% of net sales)	7.2%	9.9%	(2.7) PP		
Income taxes	227	221	2.7 %		
(% of income before taxes)	31.4%	33.7%	(2.3) PP		
Net income from continuing operations	**496**	**434**	14.2 %		
(% of net sales)	4.9%	6.5%	(1.6) PP		
Income from discontinued operations, net of tax	-	(44)	100.0 %		
Net income	**496**	**390**	27.0 %		
(% of net sales)	4.9%	5.9%	(1.0) PP		
Net income attributable to shareholders	**483**	**383**	26.1 %		
(% of net sales)	4.8%	5.8%	(1.0) PP		
Net income attributable to minority interests	**13**	**7**	73.6 %		
Basic earnings per share from continuing operations (in €)[1]	**2.37**	**2.28**	4.0 %		
Diluted earnings per share from continuing operations (in €)[1]	**2.25**	**2.15**	4.9 %		
Basic earnings per share from continuing and discontinued operations (in €)[1]	**2.37**	**2.05**	15.9 %		
Diluted earnings per share from continuing and discontinued operations (in €)[1]	**2.25**	**1.93**	16.6 %		

Net Sales

€ in millions	Year ending Dec. 31 2006	2005	Change
adidas	6,626	5,861	13.1 %
Reebok	2,473	-	-
TaylorMade-adidas Golf	856	709	20.8 %
Europe	4,162	3,166	31.4 %
North America	3,234	1,561	107.2 %
Asia	2,020	1,523	32.6 %
Latin America	499	319	56.4 %

Rounding differences may arise in percentages and totals.
[1] Figures adjusted for 1:4 share split conducted on June 6, 2006.

adidas Group
Consolidated Balance Sheet (IFRS)

€ in millions	Dec. 31 2006	Dec. 31 2005	Change
Cash and cash equivalents	311	1,525	(79.6%)
Short-term financial assets	36	61	(40.8%)
Accounts receivable	1,415	965	46.6%
Inventories	1,607	1,230	30.7%
Income tax receivables	84	49	71.2%
Other current assets	413	537	(23.1%)
Assets classified as held for sale	59	-	
Total current assets	**3,925**	**4,367**	**(10.1%)**
Property, plant and equipment, net	689	424	62.3%
Goodwill, net	1,516	436	247.5%
Trademarks, net	1,454	15	9664.2%
Other intangible assets, net	223	76	192.1%
Long-term financial assets	106	114	(7.5%)
Deferred tax assets	332	195	69.9%
Other non-current assets	134	123	10.0%
Total non-current assets	**4,454**	**1,383**	**221.9%**
Total assets	**8,379**	**5,750**	**45.7%**
Accounts payable	752	684	10.0%
Income taxes	283	283	0.0%
Accrued liabilities and provisions	921	566	62.6%
Other current liabilities	232	190	22.0%
Liabilities classified as held for sale	4	-	
Total current liabilities	**2,192**	**1,723**	**27.2%**
Long-term borrowings	2,578	1,035	149.0%
Pensions and similar obligations	134	148	(9.2%)
Deferred tax liabilities	522	42	1138.1%
Non-current accrued liabilities and provisions	74	67	10.5%
Other non-current liabilities	43	23	87.2%
Total non-current liabilities	**3,351**	**1,315**	**154.8%**
Share capital	204	130	56.6%
Reserves	425	700	(39.2%)
Retained earnings	2,199	1,854	18.6%
Shareholders' equity	2,828	2,684	5.4%
Minority interests	8	28	(73.2%)
Total equity	**2,836**	**2,712**	**4.6%**
Total liabilities and equity	**8,379**	**5,750**	**45.7%**
Additional balance sheet information			
Operating working capital	2,270	1,511	50.3%
Working capital	1,733	2,644	(34.4%)
Net cash (Net total borrowings)	(2,231)	551	(505.1%)
Financial leverage	78.9%	(20.5%)	99.4pp

Rounding differences may arise in percentages and totals.

adidas GROUP

Declaration by the Executive Board and Supervisory Board of adidas AG pursuant to § 161 of the German Stock Corporation Act (AktG) on the German Corporate Governance Code as amended on June 12, 2006

§ 161 of the German Stock Corporation Act (AktG) requires the Executive Board and the Supervisory Board of a publicly listed stock corporation to declare each year that the recommendations of the "German Corporate Governance Code Government Commission" published in the official section of the electronic Federal Gazette by the Federal Ministry of Justice have been and will be met or which recommendations have not been or will not be applied. Shareholders must be given permanent access to such declaration.

The Executive Board and the Supervisory Board of adidas AG issued last year's Declaration of Compliance in accordance with § 161 AktG on February 9, 2006. For the period from February 10 until July 24, 2006, the declaration hereafter refers to the Code in effect as of June 2, 2005. For the period as of July 25, 2006, this declaration refers to the recommendations of the Code as amended on June 12, 2006, published in the electronic Federal Gazette on July 24, 2006.

The Executive Board and the Supervisory Board of adidas AG declare that the recommendations of the "German Corporate Governance Code Government Commission" have been and will in future be met with the following exceptions:

adidas GROUP

adidas AG
Herzogenaurach
- ISIN: DE0005003404 -

Publication of Total Number of Voting Rights pursuant to § 26a of the German Securities Trading Act (WpHG)

Pursuant to § 26a WpHG adidas AG announces that the total number of voting rights in adidas AG has increased on January 12, 2007 and on January 31, 2007 amounts to 203,567,060.

Herzogenaurach,
January 31, 2007

adidas AG
Executive Board

END